   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 9, 1998

                                                REGISTRATION NO. 333-57367
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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 1

                                    TO

                                   FORM S-4
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933
                               ----------------
                            POGO PRODUCING COMPANY
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)
                               ----------------
         DELAWARE                    1311                    74-1659398
                              (PRIMARY STANDARD           (I.R.S. EMPLOYER
     (STATE OR OTHER              INDUSTRIAL            IDENTIFICATION NO.)
       JURISDICTION          CLASSIFICATION CODE)
   OF INCORPORATION OR
      ORGANIZATION)

 5 GREENWAY PLAZA, SUITE                                  GERALD A. MORTON
           2700                                       VICE PRESIDENT--LAW AND
   HOUSTON, TEXAS 77046                                 CORPORATE SECRETARY
      (713) 297-5000                                   POGO PRODUCING COMPANY
 (ADDRESS, INCLUDING ZIP                              5 GREENWAY PLAZA, SUITE
   CODE, AND TELEPHONE                                          2700
  NUMBER, INCLUDING AREA                                HOUSTON, TEXAS 77046
  CODE, OF REGISTRANT'S                                    (713) 297-5017
   PRINCIPAL EXECUTIVE                               (NAME, ADDRESS, INCLUDING
         OFFICES)                                     ZIP CODE, AND TELEPHONE
                                                       NUMBER, INCLUDING AREA
                                                         CODE, OF AGENT FOR
                                                              SERVICE)

                                  COPIES TO:

   ROBERT L. STILLWELL           LARRY KALAS               R. SCOTT COHEN
  BAKER & BOTTS, L.L.P.      ARCH PETROLEUM INC.       WEIL, GOTSHAL & MANGES
     ONE SHELL PLAZA          777 TAYLOR STREET                 LLP
      910 LOUISIANA               SUITE II-A             100 CRESCENT COURT
   HOUSTON, TEXAS 77002    FORT WORTH, TEXAS 76102           SUITE 1300
                                                        DALLAS, TEXAS 75201

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE OF THE SECURITIES TO THE
PUBLIC: As soon as practicable after the effective date of this Registration Statement and the effective time of the merger of a subsidiary of Pogo Producing Company with and into Arch Petroleum Inc., as described in the Agreement and Plan of Merger, dated as of May 28, 1998, attached as Appendix A to the Proxy Statement/Prospectus forming a part of this Registration Statement.
                               ----------------
  If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

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

                              ARCH PETROLEUM INC.

                            POGO PRODUCING COMPANY

                          PROXY STATEMENT/PROSPECTUS

  This Proxy Statement/Prospectus relates to an Agreement and Plan of Merger, dated as of May 28, 1998 (the "Merger Agreement"), among Pogo Producing Company, a Delaware corporation ("Pogo"), Alphac, Inc., a Delaware corporation and a direct wholly owned subsidiary of Pogo ("Merger Sub"), and Arch Petroleum Inc., a Delaware corporation ("Arch"). The Merger Agreement provides for the merger of Merger Sub with and into Arch (the "Merger"), as a result of which Arch would become a direct wholly owned subsidiary of Pogo, and the outstanding shares of common stock, par value $0.01 per share, of Arch ("Arch Common Stock") would be converted into the right to receive shares of common stock, par value $1.00 per share, of Pogo ("Pogo Common Stock") at a conversion ratio of 0.09615 of a share of Pogo Common Stock for each share of Arch Common Stock. In addition, (i) each outstanding share of Arch's 8% Exchangeable Convertible Preferred Stock, par value $0.01 per share ("Arch Preferred Stock"), would be converted into the right to receive 0.9615 of a share of Pogo Common Stock and (ii) Arch's 9.75% Series A Convertible Subordinated Notes due 2004 (the "Series A Notes") and Arch's Adjustable Rate Series B Subordinated Notes (the "Series B Notes" and collectively with the Series A Notes, the "Arch Notes") would be converted into the right to receive an aggregate of 174,818 shares of Pogo Common Stock. See "The Merger." Each share of Pogo Common Stock to be issued in the Merger will have related rights (the "Rights") to purchase Series A Junior Participating Preferred Stock, par value $1.00 per share, of Pogo ("Pogo Series A Preferred Stock"). See "Description of Pogo Capital Stock--Stockholder Rights Plan." Accrued, but unpaid, dividends on the Arch Preferred Stock and accrued, but unpaid, interest on the Arch Notes will be paid in cash by Pogo upon consummation of the Merger.

  Pogo has filed a registration statement on Form S-4 pursuant to the Securities Act of 1933, as amended (the "Securities Act"), covering shares of Pogo Common Stock and the Rights to be issued in the Merger. This Proxy Statement/Prospectus constitutes the Prospectus filed as a part of the registration statement and is being furnished to stockholders of Arch in connection with the solicitation of proxies by the Board of Directors of Arch for use at the Special Meeting of the Stockholders of Arch (the "Special Meeting"), or any adjournment or postponement thereof, scheduled to be held on August 14, 1998.

  This Proxy Statement/Prospectus and the accompanying form of proxy are first being mailed to stockholders of Arch on or about July 17, 1998.

  THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

  NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION, OTHER THAN THOSE CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS, IN CONNECTION WITH THE SOLICITATION AND THE OFFERING MADE BY THIS PROXY STATEMENT/PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION SHOULD NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE THE SOLICITATION OF A PROXY OR AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO PURCHASE, ANY SECURITIES IN ANY JURISDICTION IN WHICH SUCH SOLICITATION OR OFFERING MAY NOT LAWFULLY BE MADE.

  NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL IMPLY THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR IN THE AFFAIRS OF POGO OR ARCH SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

    See "Risk Factors" beginning on page 19 for certain matters you should consider.

      The date of this Proxy Statement/Prospectus is July 15, 1998.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  THIS PROXY STATEMENT/PROSPECTUS INCORPORATES CERTAIN DOCUMENTS REGARDING POGO BY REFERENCE THAT ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. THESE DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS THE EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE TO ANY PERSON, INCLUDING ANY BENEFICIAL OWNER OF ARCH COMMON STOCK OR ARCH PREFERRED STOCK, UPON REQUEST FROM GERALD A. MORTON, VICE PRESIDENT--LAW AND CORPORATE SECRETARY, POGO PRODUCING COMPANY, P.O. BOX 2504, HOUSTON, TEXAS 77252-2504, TELEPHONE NUMBER (713) 297-5000. TO ENSURE TIMELY DELIVERY OF THESE DOCUMENTS, ANY REQUEST SHOULD BE MADE BY AUGUST 3, 1998.

  Pogo hereby undertakes to provide, without charge, to each person, including any beneficial owner of Arch Common Stock or Arch Preferred Stock, to whom a copy of this Proxy Statement/Prospectus has been delivered, upon the written or oral request of any such person, a copy of any and all of the documents referred to below which have been or may be incorporated herein by reference, other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference. Requests for such documents should be directed to the person indicated in the immediately preceding paragraph.

  The following documents, which have been filed previously by Pogo (File No. 1-7792) with the Securities and Exchange Commission (the "SEC") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), are hereby incorporated herein by reference:

    . Pogo's Annual Report on Form 10-K for the fiscal year ended December 31, 1997; and

    . Pogo's Quarterly Report on Form 10-Q for the quarter ended March 31,
  1998.

  All documents and reports filed by Pogo pursuant to Section 13 (a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Proxy Statement/Prospectus and prior to the termination of the offering of the securities registered hereunder shall be deemed to be incorporated by reference herein and to be a part hereof from the respective dates of filing of such documents or reports (collectively, with all documents and reports previously filed by Pogo pursuant to the Exchange Act, the "Reports"). All information appearing in this Proxy Statement/Prospectus or in any Reports incorporated herein by reference is not necessarily complete and is qualified in its entirety by the information and financial statements (including notes thereto) appearing in the Reports incorporated herein by reference and should be read together with such information and documents.

  Any statement contained herein or in a Report all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein (or in any subsequently filed Report which also is or is deemed to be incorporated by reference herein) modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed to constitute a part of this Proxy Statement/Prospectus except as so modified or superseded.

  No person is authorized to give any information or to make any representation not contained in this Proxy Statement/Prospectus, and, if given or made, such information or representation must not be relied upon as having been authorized. This Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, any of the securities offered by this Proxy Statement/Prospectus, or the solicitation of a proxy, in any jurisdiction in which, or to any person to whom, it is unlawful to make such offer or solicitation of an offer or proxy solicitation. Neither the delivery of this Proxy Statement/Prospectus nor any distribution of the securities offered hereby shall, under any circumstances, create any implication that the information contained herein is correct as of any time subsequent to the date hereof or that there has been no change in the affairs of Pogo or Arch since the date hereof.

                             AVAILABLE INFORMATION

  Pogo and Arch are subject to the informational requirements of the Exchange Act and, in accordance therewith, file reports, proxy statements and other information with the SEC. Such reports and other information may be inspected and copied at the public reference facilities that the SEC maintains at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington D.C. 20549, and at the following Regional Offices of the SEC: Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and Seven World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. The SEC maintains a Web site that contains reports, proxy and information statements and other information filed electronically by Pogo and Arch with the SEC that can be accessed over the Internet at http://www.sec.gov. In addition, reports, proxy statements and other information filed by Pogo can be inspected at the offices of The New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, and at the offices of The Pacific Stock Exchange, 301 Pine Street, San Francisco, California 94104. Such material filed by Arch can be inspected at the offices of The Nasdaq Stock Market, Reports Section, 1735 K Street N.W., Washington, D.C. 20006.

  Pogo has filed with the SEC a registration statement on Form S-4 (together with all the amendments, supplements and exhibits thereto, the "Registration Statement") under the Securities Act with respect to the Pogo Common Stock and the Rights issuable in connection with the Merger. Pogo has provided the information contained herein with respect to Pogo and its subsidiaries, and Arch has provided the information with respect to Arch and its subsidiaries. This Proxy Statement/Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which are omitted in accordance with the rules and regulations of the SEC. The Registration Statement and any amendments hereto, including exhibits filed as a part thereof, are available for inspection and copying as set forth above. Statements contained in this Proxy Statement/Prospectus or in any document incorporated in this Proxy Statement/Prospectus by reference as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement or such other document, each such statement being qualified in all respects by such reference.

                               TABLE OF CONTENTS


INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................   2

AVAILABLE INFORMATION.......................................................   3

SUMMARY.....................................................................   6
  The Companies.............................................................   6
  Risk Factors..............................................................   6
  The Special Meeting.......................................................   7
  The Merger................................................................   8
  Market Price and Dividend Information.....................................  13
  Pogo Summary Historical Financial Information.............................  15
  Arch Summary Historical Financial Information.............................  16
  Comparative Per Share Data................................................  17

THE COMPANIES...............................................................  18
  Pogo Producing Company....................................................  18
  Merger Sub................................................................  18
  Arch Petroleum Inc........................................................  18

RISK FACTORS................................................................  19
  Volatility of Oil and Gas Markets.........................................  19
  Uncertainties Inherent in Estimates of Reserves
   and Future Net Revenues..................................................  19
  Operating and Uninsured Risks.............................................  20
  Availability of Equipment and Personnel...................................  20
  Dependence on Other Operators.............................................  20
  Substantial Capital Requirements..........................................  21
  Competition...............................................................  21
  Government Regulation and Environmental Risks.............................  21
  Risks of Foreign Operations...............................................  22
  Additional Risks Related to Pogo's
   Operations in the Kingdom of Thailand....................................  22
  Southeast Asia Economic Issues............................................  22
  Expected Benefits of Combined Business May
   Not Be Achieved..........................................................  23
  Anticipated Accounting Treatment..........................................  23

THE SPECIAL MEETING.........................................................  24
  General...................................................................  24
  Matter to be Considered...................................................  24
  Record Date; Shares Entitled to Vote; Quorum..............................  24
  Votes Required; Effect of Abstentions
   and Non-Votes............................................................  24
  Voting and Revocation of Proxies..........................................  25
  Solicitation of Proxies; Expenses.........................................  25

THE MERGER..................................................................  26
  General; Merger Consideration.............................................  26
  Stockholder Agreements....................................................  26
  Procedures for Exchange of Certificates...................................  27
  Fractional Shares.........................................................  28
  Background of the Merger..................................................  28
  Recommendation of the Arch Board;
   Reasons for the Merger...................................................  29
  Opinion of Arch's Financial Advisor.......................................  30
  Certain Federal Income Tax Consequences
   of the Merger............................................................  35
  Regulatory Approvals......................................................  36
  Accounting Treatment......................................................  36
  Arch Employee Matters.....................................................  37
  Treatment of Arch Stock Options...........................................  37
  Interests of Certain Persons..............................................  38

  Resales of Pogo Common Stock.............................................   38
  NYSE Listing of Common Stock.............................................   38
  No Dissenters' Rights....................................................   38
CERTAIN PROVISIONS OF THE MERGER AGREEMENT.................................   39
  Conditions to the Merger.................................................   39
  Representations and Warranties...........................................   41
  Certain Covenants--Conduct of Business of Arch...........................   41
  No Solicitation of Acquisition Proposals.................................   43
  Additional Agreements....................................................   43
  Termination..............................................................   45
  Expenses and Termination Fee.............................................   46
  Indemnification..........................................................   46
  Amendment and Waiver.....................................................   47
DESCRIPTION OF POGO CAPITAL STOCK..........................................   48
  Authorized and Outstanding Capital Stock.................................   48
  Pogo Common Stock........................................................   48
  Pogo Preferred Stock.....................................................   48
  Listings.................................................................   48
  Transfer Agent and Registrar.............................................   49
  Stockholder Rights Plan..................................................   49
  Delaware Law and Certain Charter and Bylaw Provisions....................   49
  Certain Anti-takeover Provisions.........................................   49
COMPARISON OF STOCKHOLDER RIGHTS...........................................   51
  Business Combinations....................................................   51
  Amendments to Charter....................................................   51
  No Stockholder Action by Written Consent.................................   51
  Special Meetings of Stockholders.........................................   52
  Classification of Board of Directors.....................................   52
  Removal of Directors.....................................................   52
  Cumulative Voting........................................................   52
  No Pre-emptive Rights....................................................   52
  Advance Notice Bylaws....................................................   52
INFORMATION REGARDING ARCH.................................................   53
  Business of Arch.........................................................   53
  Government Regulation....................................................   56
  Properties...............................................................   57
  Legal Proceedings........................................................   60
  Market for Arch Common Stock and Related Stockholder Matters.............   61
  Selected Financial Data..................................................   64
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF
 OPERATIONS OF ARCH........................................................   65
LEGAL MATTERS..............................................................   69
EXPERTS....................................................................   69
INDEX TO FINANCIAL STATEMENTS..............................................  F-1

Appendix A--Agreement and Plan of Merger
Appendix B--Fairness Opinion of Donaldson, Lufkin & Jenrette Securities Corporation
Appendix C--Form of Stockholders Agreement

                                    SUMMARY

  The following is a summary of certain information contained elsewhere in this Proxy Statement/Prospectus and does not purport to be complete. This Summary is qualified in its entirety by the more detailed information included elsewhere or incorporated by reference in this Proxy Statement/Prospectus. Stockholders are urged to carefully read this Proxy Statement/Prospectus and the Appendices hereto in their entirety.

                                 THE COMPANIES

POGO..........................  Pogo and its subsidiaries are principally engaged in oil and gas exploration,
                                development and production activities on their properties located offshore in the Gulf of Mexico, onshore in selected areas in New Mexico, Texas and Louisiana, and internationally in the Gulf of Thailand. As of June 10, 1998, Pogo had interests in 102 lease blocks offshore Louisiana and Texas (assuming the remaining two high bid tracts from the recent federal outer continental shelf lease sale are awarded), approximately 237,000 gross acres onshore in the United States and approximately 734,000 gross acres offshore in the Kingdom of Thailand. Pogo is a Delaware corporation formed in 1970, principally to engage in oil and gas exploration and production, originally in the offshore Gulf of Mexico region. Merger Sub is a direct wholly owned subsidiary of Pogo organized in May 1998 for purposes of the Merger. The principal executive offices of Pogo and Merger Sub are located at 5 Greenway Plaza, Suite 2700, Houston, Texas 77046, and their telephone number at that location is (713) 297-5000.

ARCH..........................  Arch and its subsidiaries primarily engage in oil and natural gas exploration,
                                development, production, transportation and marketing in the Southwestern United States and Western Canada. Arch and its subsidiaries are also active in the acquisition of interests in both producing and non-producing oil and gas leases. The principal executive offices of Arch are located at 777 Taylor Street, Suite II-A, Fort Worth, Texas 76102, and its telephone number at that location is (817) 332-9209.

                                  RISK FACTORS

  See "Risk Factors" beginning on page 19 for a discussion of certain matters that should be considered by the stockholders of Arch in connection with an investment in Pogo Common Stock.

                              THE SPECIAL MEETING


THE SPECIAL MEETING...........  The Special Meeting of Stockholders of Arch
                                will be held on August 14, 1998 at 9:00
                                a.m., Fort Worth time, at the corporate
                                offices of Arch at 777 Taylor Street, Suite
                                II-A, Fort Worth, Texas.


MATTER TO BE CONSIDERED AT
 THE SPECIAL MEETING..........  At the Special Meeting, stockholders of
                                Arch will be asked to approve and adopt the Merger Agreement and the Merger. For additional information relating to the Special Meeting, see "The Special Meeting."


VOTES REQUIRED................  Approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Arch Common Stock and the Arch Preferred Stock voting together as one class, together with the separate approval of holders of at least 66 2/3% of the Arch Preferred Stock voting as a separate class. The Arch Common Stock and the Arch Preferred Stock are sometimes referred to herein as Arch Stock. Collectively, voting as one class, holders of Arch Preferred Stock and Arch Common Stock that have agreed to vote in favor of the Merger constitute approximately 47% of the outstanding shares entitled to vote in the Arch Common Stock class at the Special Meeting. Holders of 100% of the Arch Preferred Stock have agreed to vote for the Merger. See "The Special Meeting--Votes Required; Effect of Abstentions and Non-Votes" and "The Merger--Stockholder Agreements."

                                No approval by the holders of outstanding shares of Pogo Common Stock is required to approve the Merger Agreement.


RECORD DATE; SHARES ENTITLED
 TO VOTE......................  Only stockholders of record of Arch Common
                                Stock and Arch Preferred Stock at the close of business on July 10, 1998 (the "Record Date") are entitled to notice of and to vote at the Special Meeting. On that date, there were outstanding 17,321,804 shares of Arch Common Stock and 727,273 shares of Arch Preferred Stock (which were entitled to 7,272,730 Arch Common Stock votes on an "as converted" basis). Holders of Arch Common Stock are entitled to one vote per share held and holders of Arch Preferred Stock are entitled to an equivalent of ten Arch Common Stock votes (calculated on an "as converted" basis) per share held. See "The Special Meeting--Record Date; Shares Entitled to Vote; Quorum."



SECURITY OWNERSHIP OF
 SIGNIFICANT STOCKHOLDERS AND
 MANAGEMENT...................  Collectively, voting as one class, holders of Arch Preferred Stock and Arch Common
                                Stock that have agreed to vote in favor of the Merger constitute approximately 47% of the outstanding shares entitled to vote in the Arch Common Stock class at the Special Meeting. Holders of 100% of the Arch Preferred Stock have agreed to vote for the Merger. See "The Special Meeting--Votes Required; Effect of Abstentions and Non-Votes" and "The Merger--Stockholder Agreements."

                                   THE MERGER

EFFECT OF THE MERGER..........  In the Merger, Merger Sub will merge with and into Arch, Arch will be the surviving corporation and Arch will become a direct wholly owned subsidiary of Pogo. See "The Merger--General; Merger Consideration."

TREATMENT OF ARCH COMMON
 STOCK........................  In the Merger, each share of Arch Common
                                Stock will be converted into the right to receive 0.09615 of a duly authorized, validly issued, fully paid and non-assessable share of Pogo Common Stock, together with any associated Rights to acquire shares of Pogo Series A Preferred Stock. See "Description of Pogo Capital Stock--Stockholder Rights Plan." This
                                0.09615 of a share of Pogo Common Stock, together with any associated Rights, to be received for each share of Arch Common Stock is referred to as the "Common Exchange Ratio." See "The Merger--General; Merger Consideration."

TREATMENT OF ARCH PREFERRED
 STOCK........................  In the Merger, each share of Arch Preferred
                                Stock will be converted into 0.9615 of a duly authorized, validly issued, fully paid and non-assessable share of Pogo Common Stock, together with any associated Rights to purchase shares of Pogo Series A Preferred Stock. See "Description of Pogo Capital Stock--Stockholder Rights Plan." This 0.9615 of a share of Pogo Common Stock, together with any associated Rights, to be received for each share of Arch Preferred Stock is referred to as the "Preferred Exchange Ratio." Accrued, but unpaid, dividends on each share of Arch Preferred Stock through the Effective Time (as hereafter defined), whether or not declared, shall be paid in cash by Pogo at the Effective Time. See "The Merger-- General; Merger Consideration."

PRICE OF ARCH COMMON STOCK
 AND POGO COMMON STOCK........  On May 28, 1998, the business day preceding public announcement of the Merger
                                Agreement, the closing price of the Arch
                                Common Stock on the Nasdaq National Market
                                ("Nasdaq") was $2.47 per share, and the
                                closing price of the Pogo Common Stock on the New York Stock Exchange ("NYSE") as reported in The Wall Street Journal's NYSE Composite Transactions Reports was $25.75 per share. The shares of Pogo Common Stock to be issued in the Merger to stockholders of Arch and holders of the Arch Notes would represent approximately 6% of the Pogo Common Stock outstanding after the Merger.

RECOMMENDATION OF THE ARCH
 BOARD OF DIRECTORS...........  The Board of Directors of Arch (the "Arch
                                Board") believes that the terms of the
                                Merger are fair to and in the best
                                interests of Arch and its stockholders and has unanimously approved the Merger Agreement and the transactions contemplated thereby. THE ARCH BOARD UNANIMOUSLY RECOMMENDS THAT ARCH STOCKHOLDERS APPROVE AND ADOPT THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY. See "The Merger--Recommendation of the Arch Board; Reasons for the Merger."

ARCH'S REASONS FOR THE
 MERGER.......................  The Arch Board believes the Merger will, among other things, enable Arch's
                                stockholders to receive, on a tax deferred basis, a more liquid security and participate in a combined enterprise that will have significantly greater business and financial resources, better opportunities for growth and expansion and an improved financial outlook compared to what Arch would have if it were to continue on a stand-alone basis. See "The Merger-- Recommendation of the Arch Board; Reasons for the Merger."

OPINION OF ARCH'S FINANCIAL
 ADVISOR......................  Donaldson, Lufkin & Jenrette Securities
                                Corporation ("DLJ") has delivered its
                                written opinion, dated May 28, 1998, to the Arch Board that, as of the date of such opinion and based upon and subject to the factors and assumptions, qualifications and limitations set forth therein, the Common Exchange Ratio is fair, from a financial point of view, to the non-affiliate holders of Arch Common Stock.

                                The DLJ opinion was provided to the Arch
                                Board for its information and is directed only to the fairness from a financial point of view of the Common Exchange Ratio to the non-affiliate holders of Arch Common Stock, does not address the merits of the underlying decision by Arch to engage in the Merger and does not constitute a recommendation as to how any stockholder should vote on the Merger. For information on the assumptions made, matters considered and the qualifications and limitations on the review by DLJ, see "The Merger--Opinion of Arch's Financial Advisor." Stockholders are urged to read in its entirety the opinion of DLJ, attached as Appendix B to this Proxy Statement/ Prospectus.

EFFECTIVE TIME OF THE MERGER..  Unless another date is agreed to by the parties, the closing of the Merger (the
                                "Closing") will occur no later than the
                                second business day after the conditions to the Merger contained in the Merger Agreement have been satisfied or waived. The Merger will become effective at or as soon as practicable after the Closing. See "Certain Provisions of the Merger Agreement--Conditions to the Merger."

CONDITIONS TO THE MERGER......  The obligations of Pogo and Arch to consummate the Merger are subject to
                                certain conditions, including:

                                . the approval of holders of a majority of
                                  the outstanding shares of Arch Common
                                  Stock and Arch Preferred Stock voting
                                  together as one class, together with the separate approval of holders of at least 66 2/3% of the Arch Preferred Stock voting as a separate class;

                                . the favorable opinion of Arch's tax
                                  advisors that the Merger will qualify as a tax-free reorganization, which has previously been delivered to Arch, not having been withdrawn (see "--Certain Federal Income Tax Consequences" below); and

                                . other conditions customary for
                                  transactions of this nature.

                                See "Certain Provisions of the Merger
                                Agreement--Conditions to the Merger."

REGULATORY MATTERS............  No material federal or state regulatory approvals are required in order to
                                consummate the Merger. See "The Merger--
                                Regulatory Approvals."

AMENDMENT AND WAIVER..........  The parties may amend the Merger Agreement at any time before or after approval of the Merger by the stockholders of Arch; provided, however, that the amendment of certain provisions of the Merger Agreement requires the consent of the holders of the Arch Preferred Stock, including provisions relating to the consideration to be received by such holders. Following such stockholder approval, no amendment may be made that requires the further approval of stockholders of Arch without first obtaining such required approval.


                                Any party to the Merger Agreement may, to the extent legally allowed, extend the time for performance of any of the obligations of the other parties, waive any inaccuracies in any representations and warranties of the other parties or waive compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of such party.

TERMINATION...................  The Merger Agreement may be terminated at any time prior to the Merger by mutual
                                consent of Pogo and Arch. It may also be terminated by the parties in certain events, including if the Merger has not been consummated by September 30, 1998 or if there is a Material Adverse Change (as defined) with respect to the other party, except for general economic changes or changes that may affect the oil and gas industry generally.

                                Arch may also terminate the Merger
                                Agreement, subject to certain conditions, if Arch receives an unsolicited acquisition proposal that is financially superior to the Merger and reasonably capable of being financed, and the Arch Board concludes that terminating the Merger Agreement is necessary to satisfy its fiduciary duties under applicable law; provided, however, that

                                Arch may only terminate the Merger
                                Agreement in this situation if it has first given Pogo three business days' prior written notice of its intention to effect such termination and, during the three days, shall cause its financial and legal advisors to consider any adjustment in the terms and conditions of the Merger that Pogo may propose. Pogo may terminate the Merger Agreement if the Arch Board has recommended to the Arch stockholders an alternative acquisition proposal or has withdrawn its recommendation of the Merger. Upon termination of the Merger Agreement under the circumstances described above in this paragraph, Arch will be required to pay Pogo a fee of $3.0 million.

                                See "Certain Provisions of the Merger
                                Agreement--Termination" and "--Expenses and
                                Termination Fee."

NO DISSENTERS' RIGHTS.........  Under Delaware law, Arch's stockholders will not be entitled to any appraisal or dissenters' rights in connection with the Merger.

CERTAIN FEDERAL INCOME TAX
 CONSEQUENCES.................  In the opinion of Arthur Andersen LLP, tax advisor to Arch, the Merger will qualify as a reorganization within the meaning of
                                Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and, accordingly, for federal income tax purposes, no gain or loss will be recognized by Arch, Pogo or Merger Sub (other than possibly cancellation of indebtedness income upon the exchange of the Arch Notes for Pogo Common Stock), and no gain or loss will be recognized by the stockholders of Arch, except with respect to any cash received in lieu of fractional shares or in payment of accrued, but unpaid, dividends. For a more detailed discussion of the material federal income tax consequences of the Merger, see "The Merger--Certain Federal Income Tax Consequences of the Merger."

ACCOUNTING TREATMENT..........  The Merger is intended to qualify as a pooling of interests for accounting and
                                financial reporting purposes. See "The
                                Merger--Accounting Treatment."

INTERESTS OF CERTAIN PERSONS
 IN THE MERGER................  In considering the recommendation of the
                                Arch Board with respect to the Merger,
                                stockholders should be aware that certain members of Arch's management and the Arch Board have certain interests in the Merger (including severance arrangements in amounts aggregating up to approximately $1.6 million) that are in addition to the interests of the stockholders of Arch generally. Such severance arrangements were not entered into in contemplation of the Merger, but were in place pursuant to certain existing executive employment agreements. The Arch Board was aware of these interests and considered them in connection with the consideration of the Merger, the Merger Agreement and the transactions contemplated thereby. See "The Merger--Arch Employee Matters" and "-- Interests of Certain Persons."

COMPARISON OF STOCKHOLDER
 RIGHTS.......................  As a result of the Merger, holders of Arch
                                Common Stock and Arch Preferred Stock will become stockholders of Pogo and will have certain different rights as stockholders of Pogo than they had as stockholders of Arch. See "Comparison of Stockholder Rights."

FORWARD-LOOKING STATEMENTS....  The statements included or incorporated by reference in this Proxy
                                Statement/Prospectus include "forward-
                                looking statements" within the meaning of
                                Section 27A of the Securities Act and
                                Section 21E of the Exchange Act. All
                                statements included herein or therein other than statements of historical fact are forward-looking statements. When used herein or therein, the words "anticipate," "estimate," "expect," "objective,"
                                "projection," "forecast," "goal," and
                                similar expressions are intended to
                                identify forward-looking statements. Such forward-looking statements include, without limitation, the statements herein and therein regarding the timing of future events regarding Pogo's and Arch's operations both domestically and internationally, including Thailand and Canada, and the statements set forth herein under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations of Arch--Liquidity and Capital Resources" regarding Arch's anticipated future financial position and cash requirements. Although Pogo and Arch believe that the expectations reflected in such forward-looking statements are reasonable, they can give no assurance that such expectations will prove to be correct. Important factors that could cause actual results to differ materially from Pogo's and Arch's expectations ("Cautionary Statements") are disclosed in this Proxy Statement/Prospectus and in other filings by Pogo and Arch with the SEC including, without limitation, in connection with such forward-looking statements. All subsequent written and oral forward-looking statements attributable to Pogo, Arch or persons acting on their behalf are expressly qualified in their entirety by the Cautionary Statements.

                     MARKET PRICE AND DIVIDEND INFORMATION

  Pogo Common Stock is traded on the NYSE and the Pacific Stock Exchange under the symbol "PPP." Arch Common Stock is traded on Nasdaq under the symbol "ARCH." The following tables set forth the high and low sales prices of Pogo Common Stock and Arch Common Stock for the quarters indicated, as reported in The Wall Street Journal's NYSE Composite Transactions Reports and on Nasdaq, respectively. Certain dividend information for Pogo Common Stock is also provided below. No cash dividends were declared or paid on Arch Common Stock during any of the periods presented.

                               POGO COMMON STOCK

                                                                       DIVIDEND
                                                    MARKET PRICE       DECLARED
                                                 ------------------      PER
FISCAL YEAR ENDED DECEMBER 31,                    HIGH        LOW       SHARE
------------------------------                   ------      ------    --------
1996
First Quarter................................... $  34 3/4   $  24 3/8   $.03
Second Quarter..................................    38 1/4      31 3/8    .03
Third Quarter...................................    38 3/4      32 1/4    .03
Fourth Quarter..................................    48 3/8      35 3/4    .03
1997
First Quarter................................... $  49 7/8   $  33 3/8   $.03
Second Quarter..................................    41 3/8      33 1/2    .03
Third Quarter...................................    45 3/8      37 7/8    .03
Fourth Quarter..................................    44 9/16     27        .03
1998
First Quarter................................... $  34       $  26 1/2   $.03
Second Quarter (through June 10)................    34 11/16    23        .03

                               ARCH COMMON STOCK

                                                                  MARKET PRICE
                                                                  -------------
FISCAL YEAR ENDED DECEMBER 31,                                     HIGH   LOW
------------------------------                                    ------ ------
1996
First Quarter.................................................... $2.938 $1.938
Second Quarter...................................................  2.688  2.000
Third Quarter....................................................  2.750  1.688
Fourth Quarter...................................................  3.031  2.250
1997
First Quarter.................................................... $3.375 $2.250
Second Quarter...................................................  3.281  2.438
Third Quarter....................................................  3.875  2.938
Fourth Quarter...................................................  3.688  2.219
1998
First Quarter.................................................... $2.750 $2.000
Second Quarter (through June 10).................................  2.625  2.000

  The following table sets forth the closing price per share of Pogo Common Stock on the NYSE and Arch Common Stock on Nasdaq and the equivalent per share price (as explained below) of Arch Common Stock on May 28, 1998, the business day preceding public announcement of the Merger Agreement, and on June 10, 1998:

                                                                         ARCH
                                                         POGO   ARCH  EQUIVALENT
                                                        COMMON COMMON PER SHARE
      MARKET PRICE PER SHARE AT:                        STOCK  STOCK    PRICE
      --------------------------                        ------ ------ ----------
      May 28, 1998..................................... $25.75 $2.47    $2.48
      June 10, 1998.................................... $23.50 $2.00    $2.26

  The equivalent per share price of a share of Arch Common Stock represents an estimation of the consideration to be received by the holders of Arch Common Stock in the Merger, assuming that the Effective Time had occurred on the respective date set forth in the table above. See "The Merger--General; Merger Consideration."

  Stockholders of Arch are advised to obtain current market quotations for Pogo Common Stock and Arch Common Stock. No assurance can be given as to the market price of Pogo Common Stock or Arch Common Stock at or, in the case of Pogo Common Stock, after consummation of the Merger.

                 POGO SUMMARY HISTORICAL FINANCIAL INFORMATION

  The following summary financial information has been derived from the historical consolidated financial statements of Pogo. Selected unaudited financial data for the three months ended March 31, 1998 and 1997 include all adjustments (consisting only of normally recurring adjustments) that Pogo considers necessary for a fair presentation of consolidated operating results and financial position for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The financial information set forth below should be read in conjunction with Pogo's consolidated financial statements, related notes and other financial information incorporated by reference in this Proxy Statement/Prospectus.

                           THREE MONTHS
                          ENDED MARCH 31,         FISCAL YEAR ENDED DECEMBER 31,
                         ----------------- --------------------------------------------
                           1998     1997     1997     1996     1995     1994     1993
                         -------- -------- -------- -------- -------- -------- --------
                                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operations:
  Revenues.............. $ 60,730 $ 61,314 $286,300 $203,977 $157,559 $173,608 $139,554
  Operating income......    3,136   21,940   78,069   61,108   23,428   52,203   50,533
  Income before
   extraordinary
   items(1).............      184   12,818   37,116   33,581    9,230   27,374   25,061
  Net income............      184   12,818   37,116   32,760    9,230   27,067   25,061
Per share of common
 stock(2):
  Income before
   extraordinary
   items(1)
    Basic............... $   0.01 $   0.38 $   1.11 $   1.01 $   0.28 $   0.84 $   0.78
    Diluted.............     0.01     0.36     1.06     0.97     0.28     0.82     0.76
  Net income
    Basic............... $   0.01 $   0.38 $   1.11 $   0.99 $   0.28 $   0.83 $   0.78
    Diluted.............     0.01     0.36     1.06     0.95     0.28     0.81     0.76
  Dividends.............     0.03     0.03     0.12     0.12     0.12     0.06       --
Financial position:
  Cash and cash
   equivalents.......... $ 14,430 $  9,586 $ 19,646 $  3,054 $  4,481 $  2,922 $  6,713
  Working capital.......   18,646   40,574    9,099    6,671   12,648   11,017    2,877
  Total assets..........  661,167  552,832  676,617  479,242  338,177  298,826  239,774
  Long-term debt less
   current maturities...  275,000  306,230  348,179  246,230  163,249  149,249  130,539
  Stockholders' equity..  232,185  120,238  146,106  107,282   71,708   64,037   33,803

--------
(1) Pogo recorded extraordinary losses of $821,000 in 1996 and $307,000 in 1994 on the early extinguishments of debt.
(2) Earnings per share amounts for 1996 and prior years have been restated to conform with the Financial Accounting Standards Board's Statement of Financial Accounting Standards (SFAS) No. 128, Earnings Per Share presentation requirements.

                 ARCH SUMMARY HISTORICAL FINANCIAL INFORMATION

  The following summary financial information has been derived from the historical consolidated financial statements of Arch. Selected unaudited financial data for the three months ended March 31, 1998 and 1997 include all adjustments (consisting only of normally recurring adjustments) that Arch considers necessary for a fair presentation of consolidated operating results and financial position for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year. The following information should be read in conjunction with "Management's Discussion and Analysis of Financial Conditions and Results of Operations of Arch" and the consolidated financial statements of Arch, including the notes thereto, included elsewhere in this Proxy Statement/Prospectus.

                          THREE MONTHS
                         ENDED MARCH 31,       FISCAL YEAR ENDED DECEMBER 31,
                         ---------------- ------------------------------------------
                          1998     1997    1997     1996    1995     1994     1993
                         -------  ------- ------- -------- -------  -------  -------
                                 (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Operations:
  Operating revenues(1). $ 5,891  $33,142 $80,862 $ 99,926 $66,590  $82,696  $44,148
  Net income (loss).....    (803)     900   2,828    3,022    (164)  (1,830)     176
  Preferred stock
   dividends............     400      400   1,600    1,600   1,600      311       --
  Income (loss) to
   common stock.........  (1,203)     500   1,228    1,422  (1,764)  (2,141)     176
Per share of common
 stock:
  Net income (loss)
   basic and diluted(2). $ (0.07) $  0.03 $  0.07 $   0.08 $ (0.10) $ (0.12) $  0.01
Financial position:
  Cash and cash
   equivalents.......... $ 1,382  $ 3,068 $ 2,160 $  3,192 $ 2,574  $ 1,553  $ 1,579
  Total assets..........  93,737   95,361  93,171  101,039  79,672   78,025   51,069
  Long-term debt, less
   current maturities...  37,000   34,937  35,000   35,134  22,821   14,632    6,500
  Deferred revenue......   1,222   12,009   2,123   12,528  16,037   20,690   21,499
  Non-recourse
   production payment
   obligation...........  14,545       --  13,317       --      --       --       --
  Convertible preferred
   stock................  20,000   20,000  20,000   20,000  20,000   20,000       --
  Shareholders'
   equity(3)............   8,966    9,477  10,138    9,065   7,595    9,490   11,679

--------
(1) Operating revenues for fiscal year ended December 31, 1997 include a gain of $5,046,000 from the sale of Onyx. See "Information Regarding Arch-- Business of Arch" and Note 3 to Arch's consolidated financial statements included elsewhere in this Proxy Statement/Prospectus. Operating revenues for 1996 include a gain of $1,037,000 from the sale of certain oil and gas properties. See Note 2 to Arch's consolidated financial statements.
(2) Earnings per share amounts for 1996 and prior years have been restated to conform with SFAS No. 128 presentation requirements.
(3) No cash dividends were declared or paid on Arch Common Stock during any of the periods presented.

                           COMPARATIVE PER SHARE DATA

  The following table presents comparative per share information for Pogo and Arch on a historical basis, for Pogo on a pro forma basis and for Arch on an equivalent pro forma basis assuming that the Merger had been consummated and accounted for as a pooling of interests. Equivalent pro forma information for Arch is presented on an equivalent share basis, which reflects Pogo's pro forma amounts multiplied by the Common Exchange Ratio. The table should be read in conjunction with (i) the consolidated financial statements of Pogo incorporated by reference in this Proxy Statement/Prospectus and (ii) the consolidated financial statements of Arch, including the notes thereto, included elsewhere herein. Additional pro forma financial information, including a balance sheet and income statement, are not presented herein because Arch does not fall within the definition of a "significant business" as defined in Rule 11-01 of Regulation S-X.

                                                               YEAR ENDED
                                              THREE MONTHS    DECEMBER 31,
                                                 ENDED      -----------------
                                             MARCH 31, 1998 1997  1996  1995
                                             -------------- ----- ----- -----
POGO--HISTORICAL
Book value per common share.................     $6.61      $4.37 $3.23 $2.18
Cash dividends per common share.............      0.03       0.12  0.12  0.12
Income before extraordinary loss per common
 share(2):
  Basic.....................................      0.01       1.11  1.01  0.28
  Diluted...................................      0.01       1.06  0.97  0.28
POGO--PRO FORMA (UNAUDITED)
Book value per common share.................     $6.56      $4.45 $3.34 $2.30
Cash dividends per common share.............      0.03       0.12  0.12  0.12
Income (loss) before extraordinary loss per
 common share:
  Basic.....................................     (0.03)      1.09  1.00  0.22
  Diluted...................................     (0.03)      0.92  0.85  0.21
ARCH--EQUIVALENT PRO FORMA (UNAUDITED)(1)
Book value per common share.................     $0.63      $0.43 $0.32 $0.22
Cash dividends per common share.............      0.00       0.01  0.01  0.01
Income before extraordinary loss per common
 share:
  Basic.....................................      0.00       0.10  0.10  0.02
  Diluted...................................      0.00       0.09  0.08  0.02
ARCH--HISTORICAL
Book value per common share.................     $0.52      $0.59 $0.53 $0.44
Cash dividends per common share.............        --         --    --    --
Net income (loss) per common share(2):
  Basic.....................................     (0.07)      0.07  0.08 (0.10)
  Diluted...................................     (0.07)      0.07  0.08 (0.10)

--------
(1) These equivalent pro forma per share amounts were calculated by multiplying the Pogo-Pro Forma per share amounts by the Common Exchange Ratio.
(2) Earnings per share amounts for 1996 and prior years have been restated to conform with SFAS No. 128 presentation requirements.

                                 THE COMPANIES

POGO PRODUCING COMPANY

  Pogo and its subsidiaries are principally engaged in oil and gas exploration, development and production activities on their properties located offshore in the Gulf of Mexico, onshore in selected areas in New Mexico, Texas and Louisiana, and internationally in the Gulf of Thailand. As of June 10, 1998, Pogo had interests in 102 lease blocks offshore Louisiana and Texas (assuming the remaining two high bid tracts from the recent federal outer continental shelf lease sale are awarded), approximately 237,000 gross acres onshore in the United States and approximately 734,000 gross acres offshore in the Kingdom of Thailand. Pogo is a Delaware corporation formed in 1970, principally to engage in oil and gas exploration and production, originally in the offshore Gulf of Mexico region.

MERGER SUB

  Merger Sub is a direct wholly owned subsidiary of Pogo organized in May 1998 for purposes of the Merger. Merger Sub has conducted no operations prior to the Merger.

ARCH PETROLEUM INC.

  Arch and its subsidiaries primarily engage in oil and natural gas exploration, development, production, transportation and marketing in the Southwestern United States and Western Canada. Arch and its subsidiaries are also active in the acquisition of interests in both producing and non-producing oil and gas leases. The following entities are owned by Arch: Arch Petroleum Ltd. and Northern Arch Resources Ltd., each wholly-owned Canadian subsidiaries; Arch Production Company, a wholly-owned Delaware subsidiary; and Saginaw Pipeline Company, L.C. and Industrial Natural Gas, L.C., each of which are owned 95% by Arch. Effective June 30, 1997, Arch sold its 50% membership interest in Onyx Pipeline Company, L.C., Onyx Gathering
Company, L.C. and Onyx Gas Marketing Company, L.C.

                                 RISK FACTORS

  In considering whether to vote for the proposal to adopt the Merger Agreement, the stockholders of Arch should consider the following factors, which could materially affect the value of the Pogo Common Stock to be received by stockholders of Arch in connection with the Merger.

VOLATILITY OF OIL AND GAS MARKETS

  Pogo's and Arch's profitability and cash flow are highly dependent upon the prices of oil and natural gas, which historically have been seasonal, cyclical and volatile. In general, prices of oil and gas are dependent upon numerous factors beyond the control of Pogo and Arch, including various weather, economic, political and regulatory conditions. During 1996, the average prices that Pogo and Arch received for their crude oil, condensate and natural gas production were substantially higher than they have been in recent years. In 1997 and the first quarter of 1998, the average prices that Pogo and Arch received for their production were substantially less than those Pogo and Arch received in 1996. In the past, when natural gas prices in the United States were lower than they are currently, Pogo at times elected to curtail certain quantities of its production. Should natural gas prices fall further in the future, Pogo may again elect to curtail certain quantities of its natural gas production. Any significant decline in oil or gas prices could have a material adverse effect on Pogo's and Arch's operations and financial condition and could, under certain circumstances, result in a reduction in funds available under their respective bank credit agreements.

  Because it is impossible to predict future oil and gas price movements with any certainty, Pogo and Arch from time to time enter into contracts on a portion of their production to hedge against the volatility in oil and gas prices. Such hedging transactions, historically, have never exceeded 50% of Pogo's or 15% of Arch's total oil and gas production on an energy equivalent basis for any given period. While intended to limit the negative effect of further price declines, such transactions could effectively limit Pogo's and Arch's participation in price increases for the covered period, which increases could be significant. Furthermore, no assurance can be given that such transactions will reduce risk or mitigate the effect of any substantial declines in oil and gas prices. As of June 10, 1998, Pogo was not a party to any natural gas futures contracts or crude oil swap agreements, and Arch was an indirect party to one natural gas futures contract and no crude oil swap agreements. See "Information Regarding Arch--Business of Arch--Competition and Market Conditions."

UNCERTAINTIES INHERENT IN ESTIMATES OF RESERVES AND FUTURE NET REVENUES

  There are numerous uncertainties in estimating the quantity of proved reserves and in projecting the future rates of production and timing of development expenditures. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those of Ryder Scott Company Petroleum Engineers ("Ryder Scott"), reserve engineers for Pogo and Arch. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered. In addition, estimates of Pogo's and Arch's future net revenues from proved reserves and the present value thereof are based on certain assumptions regarding future oil and gas prices, production levels and operating and development costs that may not prove to be correct. Any significant variance in these assumptions could materially affect the estimates of reserves and future net revenues therefrom set forth in the Reports or in Arch's Unaudited Supplemental Oil and Gas Disclosures set forth on pages F-27 through F-31 of this Proxy Statement/Prospectus.

OPERATING AND UNINSURED RISKS

  Pogo and Arch must continually acquire or explore for and develop new oil and natural gas reserves to replace those produced and sold. Without successful drilling, acquisition or exploration operations, Pogo's and Arch's hydrocarbon reserves and revenues would decline. Although Pogo and Arch have historically maintained their reserves base primarily through successful exploration and development operations, there can be no assurance that future efforts will be similarly successful. Pogo's and Arch's operations are also subject to risks inherent in the exploration for and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution and other environmental risks. Offshore oil and gas operations are subject to the additional hazards of marine and helicopter operations, such as capsizing, collision and adverse weather and sea conditions. These hazards could result in substantial losses to Pogo or Arch due to injury or loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Each of Pogo and Arch carries insurance which it believes is in accordance with customary industry practices, but neither is fully insured against all risks incident to its business.

  Drilling activities are subject to numerous risks, including the risk that no commercially productive hydrocarbon reserves will be encountered. The cost of drilling, completing and operating wells and of installing production facilities and pipelines is often uncertain. Pogo's and Arch's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery or availability of equipment or fabrication yards. The availability of a ready market for Pogo's and Arch's natural gas production depends on a number of factors, including the demand for and supply of natural gas, the proximity of natural gas reserves to pipelines, the available capacity of such pipelines and government regulations. The marketing of offshore oil and gas production is subject to the availability of pipelines and other transportation, processing and refining facilities, as well as the existence of adequate markets. As a result, even if hydrocarbons are discovered in commercial quantities, a substantial period of time may elapse before commercial production commences. If offshore pipeline facilities in an area are insufficient, Pogo may have to await the construction or expansion of offshore pipeline capacity before production from that area can be marketed. The marketing of domestic onshore oil and gas production is also subject to the availability of pipelines, crude oil hauling and other transportation, processing and refining facilities as well as the existence of adequate markets. See "--Additional Risks Related to Pogo's Operations in the Kingdom of Thailand."

AVAILABILITY OF EQUIPMENT AND PERSONNEL

  The recent increase in drilling activity throughout the world has increased the demand for drilling rigs, drilling vessels, supply boats and personnel experienced in the oil and gas industry in general, and the offshore oil and gas industry in particular. Pogo and Arch have recently experienced difficulty and delays in consistently obtaining certain services and equipment from vendors, obtaining drilling rigs and other equipment at favorable rates, and scheduling equipment fabrication at factories and fabrication yards. In addition, the costs of many services, equipment and personnel have recently risen significantly. No assurance can be given that such services, equipment and personnel will be available in a timely manner, or that the cost thereof will not increase significantly.

DEPENDENCE ON OTHER OPERATORS

  A significant percentage of oil and gas properties owned by Pogo or Arch are not operated by either Pogo or Arch. As a result, Pogo and Arch have limited control over the manner in which operations are conducted on such non-operated properties, including the safety and environmental standards maintained in connection therewith. Pursuant to the operating agreements governing operations on the properties in which Pogo or Arch has an interest, Pogo or Arch, as the case may be, maintains significant influence or control over the nature and timing of exploration and development activities on the majority of its properties. Those agreements do not, however, allow Pogo or Arch such influence or control with respect to a portion of its properties; in such cases, the operators of such properties generally have control with respect to the nature and timing of exploration or development activities. In those instances, the operators of such properties could refuse to initiate exploration or development projects, in which case Pogo or Arch would be required to propose such activities and may be required to proceed with such activities without receiving any funding from the operator, or the operators may initiate exploration or development projects on a slower schedule than that preferred by Pogo or Arch. Any of these events could have a significant effect on Pogo's or Arch's anticipated exploration and development activities.

SUBSTANTIAL CAPITAL REQUIREMENTS

  Pogo makes, and will continue to make, substantial expenditures for the acquisition, development, production, exploration and abandonment of its oil and natural gas reserves. Pogo intends to finance such capital and exploration expenditures primarily with funds provided by operations and borrowings under Pogo's bank credit agreement. Pogo increased its capital and exploration expenditures from $205.8 million in 1996 (excluding purchased reserves and interest capitalized) to $234.6 million in 1997 (excluding purchased reserves and interest capitalized). Pogo has currently budgeted $230.0 million for capital and exploration expenditures in 1998 (excluding purchased reserves and interest capitalized). Arch has currently budgeted $16.6 million for capital and exploration expenditures in 1998. As a result of the Merger, Pogo currently anticipates that its capital and exploration budget could increase modestly from its current level. While Pogo believes that its revenues from operations and availability under Pogo's bank credit agreement and other sources of liquidity will be sufficient to meet these significant future capital requirements, its ability to meet its capital requirements will be dependent upon its future performance, which, in turn, will be subject to general economic conditions and to financial, business and other factors affecting Pogo's operations, many of which are beyond Pogo's control.

COMPETITION

  The oil and natural gas industry is highly competitive. Pogo and Arch compete in the acquisition, development, production and marketing of oil and natural gas with major oil companies, other independent oil and natural gas concerns and individual producers and operators. Many of these competitors have substantially greater financial and other resources than Pogo and Arch. Furthermore, the oil and natural gas industry competes with other industries in supplying the energy and fuel needs of industrial, commercial and other consumers.

GOVERNMENT REGULATION AND ENVIRONMENTAL RISKS

  Pogo's and Arch's businesses are subject to certain laws and regulations relating to taxation, exploration for and development and production of oil and gas, and environmental and safety matters in both the United States and the foreign countries in which Pogo or Arch or any of their subsidiaries operates or owns property. Various laws and regulations often require permits for drilling wells and also cover spacing of wells, the prevention of waste of oil and gas including maintenance of certain gas/oil ratios, rates of production and other matters. See "Information Regarding Arch--Business of Arch--Oil and Gas Operations." The effect of these statutes and regulations, as well as other regulations that could be promulgated by the jurisdictions in which Pogo or Arch has production, could be to limit the number of wells that could be drilled on Pogo's or Arch's properties and to limit the allowable production from the successful wells completed on Pogo's or Arch's properties, thereby limiting Pogo's or Arch's revenues.

  The discharge of oil, natural gas or other pollutants into the air, soil or water may give rise to liabilities to the government and third parties and may require Pogo or Arch to incur costs to remedy the discharge. Oil or natural gas may be discharged in many ways, including from a well or drilling equipment at a drill site, leakage from storage tanks, pipelines or other gathering and transportation facilities and discharges resulting from damage to oil or natural gas wells resulting from accidents during normal operations, as well as blowouts, cratering and explosions. Discharged oil and gas may migrate through soil to water supplies or adjoining properties, giving rise to additional liabilities. A variety of laws and regulations govern the environmental aspects of oil and gas production, transportation and processing and may, in addition to other laws, impose liability in the event of discharges (whether or not accidental), for failure to notify the proper authorities of a discharge and other failures to comply with those laws. Environmental laws may also affect the costs of Pogo's or Arch's acquisitions of oil and gas properties. Neither Pogo nor Arch believes that its environmental risks are materially different from those of comparable companies in the oil and gas industry. Nevertheless, no assurance can be given that environmental laws will not, in the future, result in a curtailment of production or a material increase in the costs of production, development or exploration or otherwise adversely affect Pogo's or Arch's combined operations and financial condition. Pollution and similar environmental risks generally are not fully insurable.

RISKS OF FOREIGN OPERATIONS

  Ownership of property interests and production operations in Thailand by Pogo and in Canada by Arch, and in any other areas outside the United States in which Pogo or Arch may choose to do business, are subject to the various risks inherent in foreign operations. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities and quasi-governmental agencies, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over Pogo's or Arch's international operations. International operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, Pogo or Arch may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States. Both Pogo and Arch seek to manage these risks by concentrating their international exploration efforts in areas where they believe that the existing government is stable and favorably disposed towards United States exploration and development companies.

ADDITIONAL RISKS RELATED TO POGO'S OPERATIONS IN THE KINGDOM OF THAILAND

  Pogo's operations in the Kingdom of Thailand are subject to additional risks. The marketing and sale of hydrocarbons produced from its Block B8/32 Concession located in the Gulf of Thailand (the "Thailand Concession") is subject to numerous risks and uncertainties. For example, all natural gas produced from the Thailand Concession is expected to be sold to The Petroleum Authority of Thailand ("PTT"), which maintains a monopoly over gas transmission and distribution in Thailand. The Thailand Concession is traversed by two major natural gas pipelines that are owned and operated by PTT. One of these pipelines is currently running at or near capacity and the other pipeline may also become full as a result of production from the Tantawan Field, the Benchamas Field and other fields in the Gulf of Thailand. There can be no assurance, even if Pogo is successful in its exploration efforts, that it will be able to successfully, economically and profitably transport, process, refine and market the oil and gas it produces. PTT has constructed a lateral pipeline from its main pipeline to the Tantawan production area and has agreed to take the gas produced therefrom pursuant to a Gas Sales Agreement (the "GSA"). In the event the required reserves or production rates of natural gas at a specified quality level under the GSA are not delivered, Pogo and its joint venture partners in the Tantawan production area may be obligated to contribute to PTT's capital costs incurred in the construction of the lateral pipeline. Also, under the GSA, the Tantawan joint venturers' liability for failure to deliver the minimum contracted daily rate is limited to PTT's right to take from subsequent deliveries an amount equal to the quantity of natural gas not delivered at 75% of the contracted price. Cash flows resulting from operations in Thailand are subject to Thai governmental royalties, other governmental charges and income taxes. Since all gas sales under the GSA are expected to be recognized in Baht, the Thai currency, fluctuations in the exchange rate between Baht and dollars could have an adverse effect on the anticipated profits of Pogo's operations in Thailand.

SOUTHEAST ASIA ECONOMIC ISSUES

  A substantial portion of Pogo's oil and gas operations is conducted in Southeast Asia, and a substantial portion of its natural gas and liquid hydrocarbon production is sold there. In recent months, Southeast Asia in general, and the Kingdom of Thailand in particular, have experienced severe economic difficulties which have been characterized by sharply reduced economic activity, illiquidity, highly volatile foreign currency exchange rates and unstable stock markets. The government of the Kingdom of Thailand and other governments in the region are currently acting to address these issues. However, the economic difficulties currently being experienced in the Kingdom of Thailand, together with the volatility of the Thai Baht against the U.S. dollar, will continue to have a material impact on Pogo's operations in the Kingdom of Thailand, together with the prices that Pogo receives for its oil and natural gas production there. In early July 1997, the government of the Kingdom of Thailand announced that the value of the Thai Baht would be set against the U.S. dollar and other currencies under a "managed float" program arrangement. Since that time the value of the Thai Baht has generally declined. Pogo cannot predict what the Thai Baht to U.S. dollar exchange rate may be in the future. Moreover, it is anticipated that this exchange rate will remain volatile for the foreseeable future.

EXPECTED BENEFITS OF COMBINED BUSINESS MAY NOT BE ACHIEVED

  There can be no assurance that the expected benefits of the Merger as described under "The Merger--Reasons for the Merger; Recommendation of the Arch Board" will be achieved. The integration of operations, departments, systems and procedures will present significant management challenges and there can be no assurance that such actions will be successfully accomplished within a specified time period or at all.

ANTICIPATED ACCOUNTING TREATMENT

  Pogo and Arch anticipate that the Merger will be accounted for using the "pooling of interests" method of accounting pursuant to Opinion No. 16 of the Accounting Principles Board. The pooling of interests method of accounting assumes that the combining companies have been merged from inception, and the historical consolidated financial statements for periods prior to consummation of the Merger are restated as though the companies have been combined from inception. One of the conditions of the Merger is that Pogo will have received, at or prior to the Closing, (i) written notification from the SEC or
(ii) the opinion of Arthur Andersen LLP that the Merger will qualify as a "pooling" for financial accounting purposes. Based upon initial advice from Arthur Andersen LLP, Pogo and Arch currently believe that this condition has been satisfied. However, there can be no assurance that a change in circumstances or assumptions upon which Arthur Andersen LLP's advice is based will not occur, resulting in this condition to the consummation of the Merger not being satisfied. See "The Merger--Accounting Treatment" and "Certain Provisions of the Merger Agreement--Conditions to the Merger."

                              THE SPECIAL MEETING

GENERAL

  This Proxy Statement/Prospectus is being furnished to stockholders of Arch in connection with the solicitation of proxies on behalf of the Arch Board for use at the Special Meeting to be held on August 14, 1998 at the time and place specified in the accompanying Notice of Special Meeting of Stockholders, and at any adjournment or postponement thereof.

MATTER TO BE CONSIDERED

  At the Special Meeting, including any adjournment or postponement thereof, stockholders of Arch will consider and vote upon a proposal to approve and adopt the Merger Agreement and the transactions contemplated thereby.

RECORD DATE; SHARES ENTITLED TO VOTE; QUORUM

  The Arch Board has fixed the close of business on July 10, 1998 as the Record Date for the determination of the Arch stockholders entitled to receive notice of and to vote at the Special Meeting. As of the Record Date, 17,321,804 shares of Arch Common Stock were outstanding and held by approximately 1,400 holders of record and 727,273 shares of Arch Preferred Stock were outstanding and held by three holders of record. Each outstanding share of Arch Common Stock is entitled to one vote, and each outstanding share of Arch Preferred Stock is entitled to an equivalent of ten Arch Common Stock votes (calculated on an "as converted" basis), on the matter to be considered at the Special Meeting. The presence, either in person or by proxy, of the holders of a majority of the issued and outstanding shares of Arch Common Stock entitled to vote at the Special Meeting is necessary to constitute a quorum for the transaction of business at the Special Meeting.

VOTES REQUIRED; EFFECT OF ABSTENTIONS AND NON-VOTES

  To approve and adopt the Merger Agreement, the affirmative vote of the holders of at least a majority of the outstanding shares of Arch Common Stock entitled to vote on the matter (including the outstanding shares of Arch Preferred Stock voting together with the Arch Common Stock on an "as converted" basis) is required under Delaware law. In addition, the affirmative vote of at least 66 2/3% of the outstanding shares of Arch Preferred Stock voting as a separate class is required pursuant to the Certificate of Designations for the Arch Preferred Stock.

  The inspectors of election will treat shares of Arch Common Stock and Arch Preferred Stock represented by properly signed and returned proxies that reflect abstentions as shares that are present, entitled to vote and voting for purposes of determining the presence of a quorum at the Special Meeting and for purposes of determining the outcome of any question submitted to the stockholders for a vote. The inspectors of election will treat "broker non-votes" (i.e., shares held by brokers that are represented at a meeting but with respect to which the broker does not have discretionary authority to vote) as shares that are present and entitled to vote for purposes of establishing a quorum. For purposes of determining the outcome of any question as to which the broker has physically indicated on the proxy that it does not have discretionary authority to vote, these shares will be treated as not present and not entitled to vote with respect to that question, even though those shares are considered entitled to vote for quorum purposes. Accordingly, abstentions and broker non-votes will have the same effect as votes against the approval and adoption of the Merger Agreement.

  As of the Record Date, (i) Threshold Development Company ("TDC"), The Travelers Life and Annuity Company, The Travelers Indemnity Company, Connecticut General Life Insurance Company, CIGNA Mezzanine Partners III, L.P., and The Lincoln National Life Insurance Company (together the "Institutional Stockholders") collectively held approximately 39% of the outstanding shares of Arch Common Stock (including shares of Arch Preferred Stock that will vote with the Arch Common Stock on an "as converted" basis) and (ii) directors and executive officers of Arch and their affiliates beneficially owned in the aggregate an additional 7% of the outstanding shares of Arch Common Stock. The directors and officers of Arch and the Institutional Stockholders have agreed to vote all of their shares of Arch Common Stock for the approval and adoption of the Merger Agreement and the transactions contemplated thereby. See "The Merger--Stockholder Agreements."

VOTING AND REVOCATION OF PROXIES

  Shares of Arch Common Stock and Arch Preferred Stock represented by properly executed proxies received at or prior to the Special Meeting, and which have not been revoked, will be voted at the Special Meeting, or any adjournment or postponement thereof, in accordance with the instructions of such proxies. If a proxy is properly executed and returned by a stockholder of Arch without indicating any voting instructions, the shares of Arch Stock represented by such proxy will be voted at the Special Meeting FOR the approval and adoption of the Merger Agreement and the transactions contemplated thereby.

  A stockholder executing and returning a proxy has the power to revoke it at any time before it is exercised either by executing and delivering a later-dated proxy to the Secretary of Arch, by delivering a duly executed written revocation of such proxy to the Secretary of Arch, or by voting in person at the Special Meeting.

SOLICITATION OF PROXIES; EXPENSES

  In connection with the Special Meeting, proxies are being solicited by and on behalf of the Arch Board. Arch will bear the cost of the solicitation of proxies from its stockholders; provided, however, that pursuant to the Merger Agreement, Pogo has agreed to pay for the printing and mailing costs of this Proxy Statement/Prospectus. In addition to the solicitation of proxies by use of mail, the directors, officers and regular employees of Arch may solicit proxies from stockholders personally or by telephone, telegraph or facsimile transmissions. Such directors, officers and employees will not receive any additional compensation for such solicitation but may be reimbursed for out-of-pocket expenses incurred in connection therewith. Arrangements will also be made with brokerage houses, banks, fiduciaries and other custodians for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Arch will reimburse such persons for their reasonable out-of-pocket expenses in connection therewith.

  IF THE MERGER AGREEMENT IS APPROVED AND ADOPTED AND THE MERGER IS CONSUMMATED, HOLDERS OF ARCH STOCK WILL BE SENT INSTRUCTIONS REGARDING THE SURRENDER OF THEIR CERTIFICATES REPRESENTING SHARES OF ARCH STOCK. HOLDERS OF ARCH STOCK SHOULD NOT SEND THEIR STOCK CERTIFICATES UNTIL THEY RECEIVE THESE INSTRUCTIONS.

                                  THE MERGER

  Pogo, Arch and Merger Sub have entered into the Merger Agreement, which provides that, subject to the satisfaction of certain conditions (see "Certain Provisions of the Merger Agreement--Conditions to the Merger"), the Merger will be effected. THE DESCRIPTION OF THE MERGER AGREEMENT CONTAINED IN THIS PROXY STATEMENT/PROSPECTUS IS SUBJECT TO THE MORE COMPLETE INFORMATION CONTAINED IN THE MERGER AGREEMENT, A COPY OF WHICH IS INCLUDED AS APPENDIX A TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED IN ITS ENTIRETY HEREIN BY REFERENCE.

GENERAL; MERGER CONSIDERATION

  The Merger Agreement provides for the merger of Merger Sub with and into Arch, Arch will be the surviving corporation and Arch will become a direct wholly owned subsidiary of Pogo.

  In the Merger, each outstanding share of Arch Common Stock will be converted into 0.09615 of a duly authorized, validly issued, fully paid and non-assessable share of Pogo Common Stock, together with any associated Rights to purchase shares of Pogo Series A Preferred Stock. See "Description of Pogo Capital Stock--Stockholder Rights Plan." This 0.09615 of a share of Pogo Common Stock for each share of Arch Common Stock is referred to as the "Common Exchange Ratio."

  Each share of Arch Preferred Stock will be converted into 0.9615 of a duly authorized, validly issued, fully paid and non-assessable share of Pogo Common Stock, together with any associated Rights to purchase shares of Pogo Series A Preferred Stock. See "Description of Pogo Capital Stock--Stockholder Rights Plan." This 0.9615 of a share of Pogo Common Stock for each share of Arch Preferred Stock is referred to as the "Preferred Exchange Ratio." Accrued but unpaid dividends on each share of Arch Preferred Stock through the Effective Time, whether or not declared, shall be paid in cash at the Effective Time.

  Unless another date is agreed to by the parties, the Closing will occur on a date no later than the second business day after the conditions to the Merger contained in the Merger Agreement have been satisfied or waived. As soon as practicable after the Closing, the parties shall cause a Certificate of Merger to be filed with the Delaware Secretary of State and the time of such filing will be the "Effective Time" unless otherwise provided in the Certificate of Merger.

  Pursuant to the Merger Agreement, the certificate of incorporation of Merger Sub will be the certificate of incorporation of the surviving corporation of the Merger (the "Surviving Corporation"). The Bylaws of Merger Sub will be the Bylaws of the Surviving Corporation. The directors and officers of Merger Sub immediately prior to the Effective Time will be the initial directors and officers, respectively, of the Surviving Corporation.

  Based upon the capitalization of Pogo and Arch as of March 31, 1998, stockholders of Arch immediately prior to the Merger and the holders of the Arch Notes would hold an aggregate of approximately 6% of the outstanding Pogo Common Stock immediately after the Merger.

STOCKHOLDER AGREEMENTS

  The Institutional Stockholders and Arch's officers and directors (collectively, the "Affiliate Stockholders") collectively control approximately 47% of the votes entitled to vote on the Merger in the Arch Common Stock class. In addition, holders of the Arch Preferred Stock are also entitled to vote separately on the Merger. In order to induce Pogo to enter into the Merger Agreement with Arch, the Affiliate Stockholders concurrently entered into Stockholder Agreements with Pogo (the "Stockholder Agreements"). In the Stockholder Agreements, each Affiliate Stockholder agreed to vote its shares of Arch Stock in favor of the approval of the Merger Agreement and the Merger.

  In addition, each Affiliate Stockholder agreed that it will not, and will not authorize or permit any of its officers, directors, employees, partners, agents, affiliates or other representatives (collectively, "Stockholder Representatives") to, directly or indirectly, solicit or encourage any prospective acquiror or the invitation or submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal (as defined below). Each Affiliate Stockholder has agreed that, while the Merger Agreement remains in effect, it will promptly notify Pogo of its receipt of any requests for information or of any Acquisition Proposal. In addition, it will advise Pogo of the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and of the material terms and conditions of any Acquisition Proposal.

  As used in the Merger Agreement and the Stockholder Agreements, "Acquisition Proposal" means any proposal or offer, other than a proposal or offer by Pogo or any of its affiliates, for, or that could be reasonably expected to lead to, a tender or exchange offer, a merger, consolidation or other business combination involving Arch or any of its Significant Subsidiaries (as defined in the Merger Agreement) or any proposal to acquire in any manner a substantial equity interest in, or any substantial portion of the assets of, Arch or any of its Significant Subsidiaries.

  The detailed provisions described in the preceding summary are contained in the form of Stockholder Agreement, which is included in full as Appendix C to this Proxy Statement/Prospectus and incorporated herein by reference.

PROCEDURES FOR EXCHANGE OF CERTIFICATES

  As of the Effective Time, Pogo will deposit, in trust with Harris Trust Company of New York, New York (the "Exchange Agent"), (i) shares of Pogo Common Stock, (ii) cash in lieu of fractional shares to be issued or paid pursuant to the Merger Agreement and (iii) cash for the payment of accrued but unpaid dividends in Arch Preferred Stock. As soon as reasonably practicable after the Effective Time, the Exchange Agent will send a letter of transmittal to each stockholder of Arch. The letter of transmittal will contain instructions with respect to the surrender of certificates ("Certificates") representing shares of Arch Common Stock and Arch Preferred Stock to be exchanged in the Merger.

  STOCKHOLDERS OF ARCH SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY CARD.

  Upon the surrender of each Certificate by Arch stockholders and a letter of transmittal, the Exchange Agent will issue a certificate representing the whole number of shares of Pogo Common Stock and a check representing the amount of any cash in lieu of fractional shares and unpaid dividends and distributions which such holder is entitled to receive under the Merger Agreement.

  No dividends or other distributions declared or made after the Effective Time with respect to shares of Pogo Common Stock will be paid to a holder of any unsurrendered Certificate with respect to the shares of Pogo Common Stock the holder is entitled to receive, and no cash payment in lieu of fractional shares will be paid to any holder, until the surrender of such Certificate in accordance with the Merger Agreement.

  After the Effective Time, there shall be no transfers of Arch Stock on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates formerly representing shares of Arch Stock are presented to the Surviving Corporation or the Exchange Agent, they will be canceled and (subject to applicable abandoned property, escheat and similar laws) exchanged for the number of shares of Pogo Common Stock and any cash a holder is entitled to receive under the Merger Agreement.

  Following the first anniversary of the Effective Time, the Exchange Agent shall deliver to Pogo, upon demand, all cash and shares of Pogo Common Stock, and thereafter Pogo will act as the Exchange Agent. Thereafter, each holder of a Certificate may surrender such Certificate to Pogo and (subject to applicable abandoned property, escheat and similar laws) receive in exchange therefor the number of shares of Pogo Common Stock and any cash such holder is entitled to receive under the Merger Agreement.

  Neither Pogo nor Arch shall be liable to any holder of shares of Arch Stock or Pogo Common Stock for any amount of property in respect of such shares (or dividends or distributions with respect thereto) delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

FRACTIONAL SHARES

  No fractional shares of Pogo Common Stock will be issued to any stockholder of Arch upon consummation of the Merger. For each fractional share that would otherwise be issued, Pogo will pay an amount in cash (without interest) equal to such fractional share multiplied by the Average Closing Price. The "Average Closing Price" shall mean the average of the per share closing prices of Pogo Common Stock as reported on the consolidated transaction reporting system for securities traded on the NYSE for the twenty consecutive trading days ending immediately prior to the second trading day prior to the closing date of the Merger (the "Closing Date"), appropriately adjusted for any stock splits, reverse stock splits, stock dividends, recapitalizations or similar transactions.

BACKGROUND OF THE MERGER

  On March 26, 1998, Paul G. Van Wagenen, Chairman of the Board, President and Chief Executive Officer of Pogo, met with Johnny H. Vinson, Chairman of the Board of Arch, and discussed, among other things, the possibility of a business combination involving Pogo and Arch. Prior to such discussion, Arch had not been seeking to enter into a merger or similar transaction that would involve a change in control of Arch.

  On April 2, 1998, Pogo and Arch entered into a mutual confidentiality agreement pursuant to which Pogo would be provided information regarding Arch to assist it in its analysis for continued discussions. Additional meetings between representatives of Pogo and Arch were subsequently held in April and early May, 1998 to discuss further the possibility of such a transaction.

  On May 15-16, 1998, representatives of Pogo and Arch held discussions concerning the structure and other terms of a possible business combination. During these discussions, representatives of Pogo and Arch negotiated several provisions of the Merger Agreement.

  On May 19, 1998, Arch engaged Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ") to review the fairness from a financial point of view to Arch's non-affiliate stockholders of any business combination proposal presented by Pogo to the Arch Board.

  Drafts of the Merger Agreement in its May 16 form were distributed to the Arch Board on May 18, 1998, together with drafts of the Stockholder Agreements. In addition, each member of the Arch Board was provided with copies of Pogo's recent public filings and other information concerning Pogo.

  From May 18 to May 28, Arch representatives conferred with Pogo representatives and negotiated the remaining terms, provisions and conditions of the Merger Agreement, and representatives of Arch and the Affiliated Stockholders conferred with Pogo representatives and negotiated the detailed terms, provisions and conditions of the Stockholder Agreements.

  On May 26, a board package was delivered to each member of the Arch Board containing a revised Merger Agreement and form of Stockholder Agreement, a summary of the Merger and information concerning the presentation to be made by DLJ.

  At a special meeting held on May 28, 1998, the Arch Board received detailed reports of the negotiations with Pogo and the terms and provisions of the Merger Agreement and the Stockholder Agreement. After receiving presentations from Arch's financial and legal advisors, the Arch Board received the oral opinion of

DLJ (which opinion was subsequently confirmed by delivery of a written opinion dated May 28, 1998) to the effect that, as of May 28, 1998, and based upon and subject to certain factors, assumptions, qualifications and limitations stated in such opinion, the Common Exchange Ratio is fair from a financial point of view of the non-affiliate holders of Arch Common Stock. In addition, Arthur Andersen LLP provided the Arch Board with initial advice regarding the tax and financial accounting treatment for the Merger. The Arch Board then determined that the terms of the Merger Agreement and the transactions contemplated thereby were fair to, and in the best interests of, Arch and its stockholders, and accordingly, the Arch Board approved, by a unanimous vote of directors, the Merger Agreement and resolved to recommend that the Arch stockholders vote for the approval and adoption of the Merger Agreement at the Special Meeting. See "--Recommendation of the Arch Board; Reasons for the Merger."

  On the evening of May 28, 1998, after the Arch Board's special meeting, the Merger Agreement was executed. As soon as practicable on May 29, 1998, Pogo and Arch issued a joint press release announcing the execution of the Merger Agreement.

RECOMMENDATION OF THE ARCH BOARD; REASONS FOR THE MERGER

  The Arch Board believes that the terms of the Merger are fair to and in the best interests of Arch and its stockholders, and has unanimously approved the Merger Agreement and unanimously recommends its approval and adoption by Arch's stockholders.

  In reaching its conclusion, the Arch Board considered many different factors, including the following:

    (i) the judgment, advice and analysis of Arch's senior management with respect to the rationale behind the Merger, based in part upon the financial performance and condition, business operations and prospects of each of Arch and Pogo.

    (ii) Current industry, economic and market conditions, which have encouraged business combinations and other strategic alliances in the oil and gas service industry.

    (iii) Recent market prices of the Arch Common Stock and the Pogo Common Stock. In particular, the Arch Board noted that the Pogo Common Stock at the time of the announcement of the Merger (the "Announcement Date") was trading near its 52-week low.

    (iv) The structure of the transactions and terms of the Merger Agreement and the Stockholder Agreements.

    (v) The financial analyses and opinion of DLJ described below, including DLJ's conclusion that the Common Exchange Ratio is fair, from a financial point of view, to the non-affiliate holders of Arch Common Stock. The DLJ opinion, dated May 28, 1998, is based upon and subject to the factors and assumptions, qualifications and limitations set forth therein.

    (vi) The fact that the Merger would provide holders of Arch Common Stock with the opportunity to receive a premium over recent market prices for Arch Common Stock.

    (vii) Consolidation benefits that would be available to the combined entity after the Merger that could allow Pogo to conclude it was justifiable to pay greater consideration for the Arch Common Stock than it would in the absence of such benefits.

    (viii) The Arch Board's assessment of Arch's strategic alternatives to the Merger, including remaining an independent company, conducting acquisitions, and merging with a party other than Pogo.

    (ix) The ability to consummate the Merger as a pooling-of-interests under generally accepted accounting principles and as a tax-free reorganization under Section 368(a) of the Code.

    (x) The greater liquidity provided by Pogo Common Stock in contrast to that provided by Arch Common Stock.

    (xi) Opportunities for Arch's employees (other than the Executives) in the Pogo organization after the Merger. See "--Arch Employee Matters."

    (xii) The ability of the Arch Board pursuant to the Merger Agreement to consider superior unsolicited alternative proposals for a business combination transaction, negotiate and give information to third parties and, subject to the payment of a $3.0 million break-up fee to Pogo and certain other conditions, terminate the Merger Agreement if the Arch Board determines that any such action is necessary in order for the Arch Board to act in a manner consistent with its fiduciary obligations under applicable law.

  The Arch Board believes that the Merger is an opportunity for Arch's stockholders to participate in a combined enterprise that will have significantly greater business and financial resources, better opportunities for growth and expansion and an improved financial outlook compared to what Arch would have if it were to continue on a stand-alone basis. There can be no assurance, however, that the expected benefits of the Merger will be realized.

  The foregoing discussion of the factors and information considered by the Arch Board is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Arch Board did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination, and individual directors may have applied different weights to different factors.

  THE ARCH BOARD UNANIMOUSLY RECOMMENDS THAT THE ARCH STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER, THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY.

OPINION OF ARCH'S FINANCIAL ADVISOR

  DLJ was asked by Arch, to render a written opinion to the Arch Board as to the fairness to the non-affiliate stockholders of Arch, from a financial point of view, of the Common Exchange Ratio pursuant to the Merger Agreement. On May 28, 1998, DLJ delivered a written opinion (the "Opinion") to the Arch Board to the effect that as of such date and based upon and subject to the assumptions, limitations and qualifications set forth in such Opinion the Common Exchange Ratio was fair to the non-affiliate stockholders of Arch from a financial point of view.

  THE FULL TEXT OF THE WRITTEN OPINION OF DLJ, DATED MAY 28, 1998, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED HERETO AS APPENDIX B. ARCH STOCKHOLDERS ARE URGED TO, AND SHOULD, READ THE DLJ OPINION IN ITS ENTIRETY FOR ASSUMPTIONS MADE, PROCEDURES FOLLOWED, OTHER MATTERS CONSIDERED AND LIMITS OF THE REVIEW OF DLJ.

  The Opinion was prepared for the Arch Board and is directed only to the fairness of the Common Exchange Ratio to the non-affiliate stockholders of Arch from a financial point of view and does not constitute a recommendation to any Arch stockholder as to how such stockholder should vote at the Arch Special Meeting.

  The Opinion does not constitute an opinion as to the price at which Pogo Common Stock will actually trade at any time. The Common Exchange Ratio was determined in arm's-length negotiations between Arch and Pogo.

  In arriving at its opinion, DLJ reviewed drafts of the Merger Agreement, the Stockholder Agreement between Pogo and TDC the Stockholder Agreements between Pogo and The Travelers Life and Annuity Company, The Travelers Indemnity Company, Connecticut General Life Insurance Company, Cigna Mezzanine Partners III, L.P., and The Lincoln National Life Insurance Company. DLJ has also reviewed financial and other information that was publicly available or furnished to DLJ by Arch and Pogo, including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of Arch for the period beginning January 1, 1998 and ending December 31, 2007 prepared by the management of Arch. Also included were Ryder Scott reserve reports for both Arch and Pogo as of December 31, 1997 and Arch's and Pogo's 1998 capital and exploration budgets. In addition, DLJ compared certain financial and securities data of Arch and Pogo with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Arch Common Stock and Pogo Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as DLJ deemed appropriate for purposes of the Opinion. DLJ was not requested to, nor did DLJ, solicit the interest of any other party in acquiring Arch.

  In rendering its Opinion, DLJ relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to it from public sources and that was provided to DLJ by Arch and Pogo or their respective representatives. In particular, DLJ relied upon the estimates of (i) Management of Arch of the operating synergies achievable as a result of the merger and its discussion of such synergies with the Management of Pogo and (ii) Ryder Scott as to the oil and gas reserves of each of Arch and Pogo. With respect to the financial projections supplied to DLJ, DLJ assumed that such projections were reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of Arch as to the future operating and financial performance of Arch. DLJ did not assume any responsibility for making an independent evaluation of Arch's and Pogo's assets or liabilities or for making any independent verification of any of the information reviewed by DLJ.

  The Opinion is necessarily based on economic, market, financial and other conditions as they existed on, and on the information made available to DLJ as of, May 28, 1998. It should be understood that, although subsequent developments may affect the Opinion, DLJ does not have any obligation to update, revise or reaffirm the Opinion.

  The following is a summary of the presentation made by DLJ in connection with delivery of the Opinion to the Arch Board on May 28, 1998.

  TRANSACTION ANALYSIS. DLJ reviewed publicly available information for a number of selected transactions involving the combination of exploration and production companies completed since January 1995. The transactions selected were not intended to represent a complete list of exploration and production transactions which have occurred during the last three years; rather they included transactions involving combinations of companies with operating characteristics, size or geographical focus believed to be comparable to such characteristics of Arch. These selected transactions include: Lomak Petroleum, Inc./Domain Energy Corporation; Atlantic Richfield Company/Union Texas Petroleum Holdings, Inc.; Union Pacific Resources Group Inc./Norcen Energy Resources Limited; Ocean Energy, Inc./United Meridian Corporation; Sonat Inc./Zilkha Energy Company; Chesapeake Energy Corporation/Hugoton Energy Corporation; Belco Oil & Gas Corp./Coda Energy, Inc.; Chesapeake Energy Corporation/DLB Oil & Gas, Inc.; Titan Exploration, Inc./Offshore Energy Development Corporation; Pioneer Natural Resources Company/Chauvco Resources, Ltd.; Texaco Inc./Monterey/McFarland Resources, Inc.; Burlington Resources, Inc./The Louisiana Land & Exploration Company; The Meridian Resource Corporation/Cairn Energy USA, Inc.; Louis Dreyfus Natural Gas Corp./American Exploration Company; Forcenergy Inc./Edisto Resources Corporation; Monterey Resources, Inc./McFarland Energy, Inc.; Mesa Inc./Parker & Parsley Petroleum Corporation; Texas Pacific, Inc./Belden & Blake Corporation; Bellwether Exploration Company/Torch Energy Advisors Incorporated; Mesa Inc./Greenhill Petroleum Corporation; Conoco Inc./TransTexas Transmission; Domain Energy Corporation/El Paso Natural Gas Company; Lomak Petroleum, Inc./America Cometra, Inc.; Forcenergy Inc./Great Western Resources, Inc.; KCS Energy, Inc./Intercoast Energy Company; Devon Energy Corporation/Kerr-McGee Corporation; Seagull Energy Corporation/Global Natural Resources Inc.; Noble Affiliates, Inc./Energy Development Corp.; Enron Capital & Trade/Hardy Oil & Gas; Apache Corporation/Phoenix Resource Companies, Inc.; Rainwater, Inc./Mesa Inc.; Hunt Petroleum/W&T Offshore/Columbia Gas System; HS Resources, Inc./Tide West Oil Company; Nuevo Energy Company/Torch Energy Advisors Incorporated; Contour Production Company L.L.P./Kelley Oil & Gas Corporation; Apache Corporation/Aquila Energy Resources Corporation; Enron Corp./Coda Energy, Inc.; Tom

Brown, Inc./Presidio Oil Company; Barrett Resources Corporation/Plains Petroleum Company; Enserch Exploration, Inc./DALEN Corporation; and YPF Sociedad Anonima/Maxus Energy Corporation, collectively, the "Company Transactions." Although these Company Transactions were used for comparison purposes, none of such transactions is directly comparable to the Merger.

  DLJ reviewed the consideration paid in such Company Transactions in terms of the market capitalization of common stock acquired plus total debt assumed less cash and cash equivalents of the acquired company ("Adjusted Price") in such transactions as a multiple of earnings before interest, taxes and depletion, depreciation and amortization ("EBITDA") for the latest reported twelve month period prior to the announcement ("LTM"), reserves and SEC PV-10% (as defined) for the latest reported twelve months prior to the announcement of such transaction. "SEC PV-10%" means the present value of estimated future revenues to be generated from the production of proved reserves calculated in accordance with SEC guidelines, net of estimated production and future development costs, using prices and costs as of the date of estimation without future escalation, except as otherwise provided by contract, without giving effect to non-property related expenses such as general and administrative expenses, debt service, future income tax expense and depreciation, depletion and amortization, and discounted using an annual discount rate of 10%. The median multiple of Adjusted Price to LTM EBITDA, computed based on the Company Transactions was 7.3 times, with a high of 16.5 times and a low of 2.9 times. This compares to 14.5 times LTM EBITDA for Arch based on the operating performance of Arch for the twelve months ended March 31, 1998, and on the implied Arch share price based on Pogo's stock price at May 27, 1998 multiplied by the Common Exchange Ratio (the "Implied Arch Per Share Value"). The median multiple of Adjusted Price to reserves, computed for the Company Transactions was $1.07 per thousand cubic feet equivalent ("Mcfe"), with a high of $2.93 per Mcfe and a low of $0.41 per Mcfe. This compares to $1.03 per Mcfe for Arch, based on Arch's reported oil and gas reserves as of December 31, 1997 and the Implied Arch Per Share Value. The median ratio of Adjusted Price to SEC PV-10%, computed for the Company Transactions was 121.3 percent, with a high of 221.2 percent and a low of 41.1 percent. This compares to 165.7 percent SEC PV-10% for Arch based on Arch's SEC PV-10% as of December 31, 1997 and the Implied Arch Per Share Value.

  DLJ also reviewed the consideration paid in such Company Transactions in terms of the market capitalization of common stock acquired as a multiple of net income plus deferred taxes, depletion, depreciation and amortization ("CFFO") per share of Arch. The median multiple of stock price to LTM CFFO per share computed for the Company Transactions was 7.3 times, with a high of 22.7 times and a low of 3.8 times. This compares to 10.4 times LTM CFFO per share for Arch based on Arch's CFFO per share as of March 31, 1998 and the Implied Arch Per Share Value.

  In addition, DLJ reviewed publicly available information for a number of selected transactions involving reserve acquisitions. The transactions selected are not intended to represent the complete list of reserve acquisitions which have occurred during the last three years; rather they included only transactions involving acquisitions of assets with operating characteristics, size or geographical focus believed to be comparable to such characteristics of Arch. These selected transactions include: Cross Timbers Oil Company/Santa Fe Minerals Holdings; Louis Dreyfus Natural Gas Corp./Affiliates/American Exploration Company; Apache Corporation/Aquila Energy Resources Corporation; Energen Corp./United Meridian Corporation/Pennzoil Company; MCN Energy Group Inc./CONSOL Energy Inc.; Plains Resources, Inc./USX-Marathon Group; Questar Corp./PMC Reserve Acquisition Co.; Alliance Resources plc/LaTex Resources Inc.; Bellwether Exploration Company/Torch Energy Advisors Incorporated; Magnum Hunter Resources, Inc./Burlington Resources Company; Mesa Inc./MAPCO Inc.; Southwest Royalties Inc./Conoco Inc. (DuPont); Titan Exploration, Inc./Pioneer Natural Resources Company; Anadarko Petroleum Corporation/Occidental Petroleum Corporation; Chesapeake Energy Corporation/Occidental Petroleum Corporation; ONEOK Inc./Occidental Petroleum Corporation; Queen Sand Resources Inc./J.P. Morgan; Seagull Energy Corporation/BRG Petroleum Inc.; and Lomak Petroleum, Inc./Trend Exploration Co., collectively, the "Reserve Acquisitions." Although these various Reserve Acquisitions were used for comparison purposes, none of such transactions is directly comparable to the Merger.

  DLJ reviewed the consideration paid in such Reserve Acquisitions in terms of the Adjusted Price of such transactions as a multiple of reserves as of the date of the latest reserve report prior to the announcement of such transaction. The median multiple of Adjusted Price to reserves, computed for the selected Reserve Acquisitions was $0.80 per Mcfe, with a high of $1.30 per Mcfe and a low of $0.39 per Mcfe. This compares to $1.03 per Mcfe for Arch, based on Arch's reported oil and gas reserves as of December 31, 1997 and the Implied Arch Per Share Value.

  ANALYSIS OF CERTAIN OTHER PUBLICLY TRADED COMPANIES. To provide contextual data and comparative market information, DLJ compared selected share price, earnings, and operating and financial ratios for Arch to the corresponding data and ratios of certain other companies whose securities are publicly traded. DLJ believes the selected companies to be appropriate comparisons to Arch because of similar operating characteristics, size or geographical focus believed to be comparable to such characteristics of Arch. These selected companies included: Abraxas Petroleum Corporation, Bellwether Exploration Company, Coho Energy, Inc., Costilla Energy, Inc., National Energy Group, Inc., and The Wiser Oil Company. Such data and ratios included Adjusted Price as a multiple of reserves and SEC PV-10% for the year end 1997. The median multiple of Adjusted Price to 1997 year end reserves for the comparable companies was $0.98 per Mcfe, with a high of $1.49 per Mcfe and a low of $0.76 per Mcfe. This compares to $1.03 per Mcfe for Arch based on Arch's reported oil and gas reserves as of December 31, 1997 and the Implied Arch Per Share Value. The median ratio of Adjusted Price to 1997 year-end SEC PV-10% for the comparable companies was 109.9 percent, with a high of 149.1 percent and a low of 96.2 percent. This compares to 165.7 percent SEC PV-10% for Arch based on Arch's SEC PV-10% as of December 31, 1997 and the Implied Arch Per Share Value. In addition, DLJ examined the ratios of current stock prices as a multiple of LTM CFFO per share of Arch and to estimated fiscal year 1998 and 1999 CFFO per share based upon certain financial projections of Arch prepared by management of Arch (the "Arch Projections"). The median multiple of stock price to LTM CFFO per share computed for the selected comparable companies was
4.5 times, with a high of 8.6 times and a low of 3.0 times. This compares to
10.4 times LTM CFFO per share for Arch based on Arch's CFFO per share as of March 31, 1998 and the Implied Arch Value Per Share. The median multiple of stock price to 1998 CFFO per share for the comparable companies was 3.9 times, with a high of 5.7 times and a low of 3.5 times. This compares to 7.2 times CFFO per share for Arch based on the Implied Arch Per Share Value. The median multiple of stock price to 1999 CFFO per share for the comparable companies was 2.8 times, with a high of 3.3 times and a low of 2.4 times. This compares to 5.6 times CFFO per share for Arch based on the Implied Arch Per Share Value. DLJ also examined the ratios of Adjusted Price as a multiple of LTM EBITDA of Arch and to estimated fiscal year 1998 and 1999 EBITDA based upon the Arch Projections. The median multiple of Adjusted Price to LTM EBITDA computed for the selected comparable companies was 7.0 times, with a high of
9.5 times and a low of 4.8 times. This compares to 14.5 times LTM EBITDA for Arch based on Arch's LTM EBITDA as of March 31, 1998 and the Implied Arch Per Share Value. The median multiple of Adjusted Price to 1998 EBITDA for the comparable companies was 8.6 times, with a high of 10.3 times and a low of 4.3 times. This compares to 9.8 times EBITDA for Arch based on the Implied Arch Per Share Value. The median multiple of stock price to 1999 EBITDA for the comparable companies was 5.7 times, with a high of 7.7 times and a low of 3.6 times. This compares to 7.9 times EBITDA per share for Arch based on the Implied Arch Per Share Value.

  DISCOUNTED CASH FLOW ANALYSIS. DLJ also performed a discounted cash flow ("DCF") analysis of Arch using the Arch Projections. DLJ analyzed Arch's proved, probable and possible reserves (as provided by Arch and reviewed by Ryder Scott) and projected future oil and gas production volumes using an escalated price forecast and a range of various discount rates. In addition, DLJ analyzed Arch's undeveloped acreage and exploration inventory calculating the discounted present value of future net cash flows attributable to exploration activities utilizing various assumptions regarding capital expenditures, finding and development costs and reserve risk factors. The natural gas and oil price forecast was based on projections provided by Arch for spot market sales for 1998, 1999 and 2000 with adjustments made to reflect transportation charges and quality differentials. The forecast for gas prices per thousand cubic feet ("Mcf") for years 1998 through 2000 was $2.20, $2.27 and $2.33, respectively, and were assumed to escalate at 3% per year thereafter. The forecast for oil prices per barrel of oil ("Bbl") for years 1998 through 2000 was $15.00, $18.00 and $19.00, respectively. DLJ applied discount rates of 10%-16% to calculate the present value of the cash flow stream generated by this production and EBITDA multiples of 5.0 times to 8.0 times to calculate terminal values.

  By discounting the projected net cash flows generated by Arch and deducting net liabilities, DLJ arrived at a net asset reference value per share for Arch Common Stock of $0.08 to $2.96. In each case, per share amounts were determined using a fully diluted 26.7 million shares of Arch Common Stock outstanding.

  PRO FORMA MERGER ANALYSIS. DLJ also performed pro forma merger analysis to determine the impact of the Merger to the stockholders of Pogo. DLJ analyzed the impact of the Merger on Pogo net income per share ("EPS") and CFFO per share. DLJ determined that the Merger was accretive to CFFO per share in both 1998 and 1999 by 3.5% and 1.4%, respectively, and accretive to EPS in 1998 by 5.0% and dilutive to EPS in 1999 by 1.6%. DLJ included synergies related to the elimination of redundant public company expenses as well as an estimation of savings of other operating expenses in its analysis.

  The summary set forth above does not purport to be a complete description of the analyses performed by DLJ in connection with the preparation of the Opinion. The preparation of a fairness opinion involves various determinations as to the most appropriate and relevant methods of financial analysis and the application of these methods to the particular circumstances and, therefore, such an opinion is not readily susceptible to summary description. Each of the analyses conducted by DLJ was carried out in order to provide a different perspective on the transaction and add to the total mix of information available. DLJ did not form a conclusion as to whether any individual analysis, considered in isolation, supported or failed to support an opinion as to fairness from a financial point of view. Rather, in reaching its conclusion, DLJ considered the results of the analyses in light of each other and ultimately reached its opinion based on the results of all analyses taken as a whole. DLJ did not place particular reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination. Accordingly, notwithstanding the separate factors summarized above, DLJ believes that its analyses must be considered as a whole and that selecting portions of its analysis and the factors considered by it, without considering all analyses and factors, could create an incomplete view of the evaluation process underlying its opinions. In performing its analyses, DLJ made numerous assumptions with respect to industry performance, business and economic conditions and other matters. The analyses performed by DLJ are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based on numerous factors or events beyond the control of the parties or their respective advisors, none of Arch, Pogo, DLJ or any other person assumes responsibility if future results are materially different from those forecast.

  Pursuant to the terms of an engagement letter dated May 28, 1998, Arch has agreed to pay DLJ $400,000, payable in cash, for rendering of the Opinion. Arch has also agreed to reimburse DLJ promptly for certain out-of-pocket expenses (including reasonable fees and out-of-pocket expenses of counsel) incurred by DLJ in connection with its engagement, and to indemnify DLJ and certain related persons against certain liabilities in connection with its engagement, including liabilities under the federal securities laws. The terms of the fee arrangement with DLJ, which DLJ and Arch believe are customary in transactions of this nature, were negotiated at arm's length between Arch and DLJ and the Arch Board was aware of such arrangement.

  The Arch Board selected DLJ to render a fairness opinion because it is a nationally recognized investment banking firm and the principals of DLJ have substantial experience in transactions similar to the Merger and are familiar with Arch and its business. In the ordinary course of business, DLJ may trade the securities of both Arch and Pogo for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. DLJ, as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

  The following is a general discussion of the material U.S. federal income tax consequences of the Merger prepared by Arthur Andersen LLP, tax advisor to Arch. This discussion does not purport to be a complete analysis of all potential tax consequences of the Merger. This discussion is based upon laws, regulations, rulings and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion. This discussion does not address all aspects of federal income taxation that may be relevant to a particular holder of shares of Arch Stock in light of its individual investment circumstances or to certain types of holders subject to special treatment under the federal income tax laws (for example, non-United States persons, dealers in securities, financial institutions, insurance companies and tax-exempt organizations), nor does it discuss any aspect of state, local or foreign taxation.

  In the opinion of Arthur Andersen LLP, tax advisor, for federal income tax purposes:

    (1) The Merger will be treated as a reorganization within the meaning of
  Section 368(a) of the Code;

    (2) Pogo, Merger Sub and Arch will each be a party to the reorganization within the meaning of Section 368(b) of the Code;

    (3) No gain or loss will be recognized by Arch, Pogo or Merger Sub (other than possibly cancellation of indebtedness income to Arch upon the exchange of the Arch Notes for Pogo Common Stock); and

    (4) No gain or loss will be recognized by the stockholders of Arch upon the exchange of their shares solely for shares of Pogo Common Stock and Rights pursuant to the Merger (except with respect to any cash received in lieu of fractional shares or any cash received by holders of Arch Preferred Stock in payment of accrued but unpaid dividends pursuant to Section 2.1(d) of the Merger Agreement).

  In rendering its opinion, Arthur Andersen LLP, tax advisor, has relied upon and assumed as accurate and correct on the date hereof, and will rely and assume as accurate and correct as of the Effective Time, certain representations made by Arch and Pogo. Any inaccuracy or change with respect to such representations, or any past or future actions by Arch or Pogo contrary to such representations, could adversely affect the conclusions reached in the opinion.

  This opinion represents advisor's best judgment as to the tax treatment of the Merger, but is not binding on the Internal Revenue Service (the "Service"). Additionally, neither Arch nor Pogo intends to request a ruling from the Service with respect to the tax consequences of the proposed transactions.

  This discussion assumes that the Arch Stock is or will be held as a capital asset within the meaning of Section 1221 of the Code by the holder thereof as of the Effective Time of the Merger.

  With respect to opinion (3) above, cancellation of indebtedness income will only be recognized by Arch if the outstanding principal amount on the Arch Notes plus any accrued but unpaid interest due thereon exceeds the fair market value of the shares of Pogo Common Stock received by the holders of such Arch Notes upon the exchange of the Arch Notes for Pogo Common Stock. Accordingly, Arch does not anticipate that the amount of cancellation of indebtedness income that would be recognized, if any, will be material.

  Cash received by a holder of shares of Arch Stock in lieu of a fractional share will be treated as received from Pogo in exchange for such fractional share, and gain or loss will be recognized for federal income tax purposes measured by the difference between the amount of cash received and the portion of the basis of the Arch Stock allocable to such fractional share. Such gain or loss will be capital gain or loss and will be long-term if the shares of Arch Stock exchanged for such fractional share have been held for the requisite period at the Effective Time.

  The aggregate tax basis of the shares of Pogo Common Stock received by a stockholder of Arch in the Merger will be the same as the aggregate tax basis of the shares of Arch Stock surrendered in exchange therefor,

(i) increased, in the case of holders of Arch Preferred Stock, by the amount of gain or income recognized on account of cash received in payment of accrued but unpaid dividends, and (ii) decreased by the amount of such tax basis allocable to any fractional shares for which cash is received and, in the case of holders of Arch Preferred Stock, by the amount of cash received in payment of accrued, but unpaid, dividends. A holder's holding period in such shares of Pogo Common Stock will include its holding period in such shares of Arch Stock.

  THE GENERAL SUMMARY SET FORTH ABOVE IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR ARCH STOCKHOLDER. BECAUSE THE PARTICULAR TAX ATTRIBUTES OF EACH ARCH STOCKHOLDER WILL VARY, HOLDERS OF ARCH STOCK SHOULD CONSULT THEIR OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF THE MERGER, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL, FOREIGN AND OTHER TAX LAWS AND THE EFFECT OF ANY PROPOSED CHANGES IN THE TAX LAWS.

REGULATORY APPROVALS

  Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the rules promulgated thereunder by the Federal Trade Commission (the "FTC"), exemptions from the filing and notification requirements of the HSR Act exist for certain qualified transactions. Pogo and Arch have determined, on advice of counsel, that it is not necessary for either party to file notifications with either the FTC or the Antitrust Division of the Department of Justice (the "DOJ").

  At any time before or after the Effective Time, the DOJ, the FTC, a State or a private person or entity could seek under the antitrust laws, among other things, to enjoin the Merger or to cause Pogo to divest itself, in whole or in part, of Arch or of other businesses conducted by Pogo. There can be no assurance that a challenge to the Merger will not be made or that, if such a challenge is made, Pogo will prevail. The obligations of Pogo and Arch to consummate the Merger are subject to the condition that there be no order or injunction of a court of competent jurisdiction that prohibits the consummation of the Merger, and the obligations of Pogo are subject to the condition that no order or injunction that imposes specified limitations on Pogo or Arch be in effect, and no suit by a governmental authority seeking any order or injunction described in this sentence be pending. See "Certain Provisions of the Merger Agreement--Conditions to the Merger," "--Termination" and "--Expenses and Termination Fees."

  The Merger is also subject to the provisions of the Investment Canada Act. Pursuant thereto, Pogo is required to make a notification filing within 30 days after the Closing Date with respect to a change in control of Arch's two Canadian subsidiaries. Pogo has indicated that all such necessary filings pursuant to the Investment Canada Act will be made within the prescribed time periods.

ACCOUNTING TREATMENT

  The Merger is intended to qualify as a pooling of interests for accounting and financial reporting purposes. Under this method of accounting, the recorded historical cost basis of the assets and liabilities of Pogo and Arch will be carried forward to the operations of the combined companies at recorded amounts and results of operations of the combined companies will include income of Pogo and Arch for the entire fiscal year in which the combination occurs. In addition, the historical results of operations of the separate companies for all periods prior to the Merger will be combined and restated from their inception.

  Pogo and Arch have been initially advised by their independent public accountants, Arthur Andersen LLP, based in part on certain assumptions, facts and representations, that following the Merger, the combined companies should be accounted for as a "pooling of interests" in conformity with generally accepted accounting principles described in Opinion No. 16 of the Accounting Principles Board. Certain events, including certain transactions with respect to Pogo Common Stock or Arch Common Stock by affiliates of Pogo or Arch, respectively, may prevent the Merger from qualifying as a pooling of interests for accounting and financial reporting purposes. For information concerning certain restrictions to be imposed on the transferability of Pogo Common Stock to be received by affiliates in order, among other things, to ensure the availability of pooling of interests accounting treatment, see "--Resales of Pogo Common Stock."

ARCH EMPLOYEE MATTERS

  All persons, other than the executive officers listed on Schedule 5.7 of the Merger Agreement (the "Executives"), who are employed by Arch or its subsidiaries immediately prior to the Effective Time, shall be employed by the Surviving Corporation immediately after the Effective Time, it being understood that Pogo and the Surviving Corporation shall not have any obligations to continue employing such employees for any length of time thereafter. Prior to the Effective Time, Arch has agreed to make no representations or promises, oral or written, to employees of Arch concerning either (a) employment or (b) compensation, in each case, in respect to such employees after the Effective Time without the prior consent of Pogo. Pogo and Arch have further agreed that any person (other than the Executives) who is employed by Arch or any of its subsidiaries immediately prior to the Effective Time shall be entitled to participate, from and after the Effective Time, in all pension and benefit plans that are available to similarly situated salaried Pogo employees, generally, who reside in the United States. All persons (other than the Executives) who are employed by Arch or any of its Subsidiaries immediately prior to the Effective Time shall, from and after the Effective Time, be considered employees of Pogo, or a subsidiary of Pogo, as applicable, for purposes of participation and vesting under any existing or future Pogo salaried employee benefit or pension plan. Service by such employee with Arch and its subsidiaries prior to the Effective Time shall not
(i) constitute service for any purposes under any of the Pogo salaried employee benefit plans or (ii) constitute service for participation and vesting purposes under any Pogo pension plans. Persons (other than Executives) who are employed by Arch or any of its subsidiaries prior to the Effective Time who remain with Arch until the Effective Time and are terminated at the Effective Time or within six months following the Effective Time (other than for cause) shall receive a one time severance payment equal to three weeks salary for each year of continuous service with Arch or any of its subsidiaries. For purposes of calculating the one-time severance payment, an employee's salary shall be the higher of such employee's salary at either (x) the Effective Time or (y) such employee's termination; and the severance payment for any partial year of such continuous service shall be prorated.

  Each of the Executives has agreed to terminate his employment with Arch at the Effective Time of the Merger. Each of the Executives has an existing employment agreement with Arch that provides for the payment of a lump sum severance amount (equal to one or two times the Executive's annual compensation depending upon the Executive's agreement) in connection with such Executive's termination of employment with Arch. Such severance payments are not contingent upon a change in control of Arch or any other corporate action. Rather, Arch is required to make such payments at any time such Executives terminate their employment with Arch. The aggregate amount of such severance payments will be approximately $1.6 million.

TREATMENT OF ARCH STOCK OPTIONS

  The Merger Agreement provides that at the Effective Time, each outstanding option to purchase Arch Common Stock that has been granted pursuant to the Arch stock option plan ("Arch Stock Option") shall be assumed by Pogo. As so assumed and in accordance with the Arch stock option plan, such option shall be fully vested and be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Arch Stock Option, a number of shares of Pogo Common Stock equal to the number of shares of Arch Common Stock purchasable pursuant to such exercisable portion of such Arch Stock Option multiplied by the Common Exchange Ratio, at a price per share equal to the per-share exercise price for the shares of Arch Common Stock, purchasable pursuant to such Arch Stock Option divided by the Common Exchange Ratio; provided, however, that the number of shares of Pogo Common Stock that may be purchased upon exercise of such Arch Stock Option shall not include any fractional share and, upon exercise of such Arch Stock Option, a cash payment shall be made for any fractional share based upon the arithmetic average of the high and low trading prices, regular way, of a share of Pogo Common Stock on the NYSE on the date of exercise; and provided, further, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under any of Sections 422-424 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the Code.

INTERESTS OF CERTAIN PERSONS

  In considering the recommendation of the Arch Board with respect to the Merger, stockholders should be aware that certain members of Arch's management and the Arch Board have certain interests in the Merger (including severance arrangements) that are in addition to the interests of the stockholders of Arch generally. Such severance arrangements were not entered into in contemplation of the Merger, but were in place pursuant to certain existing executive employment agreements. The Arch Board was aware of these interests and considered them in connection with the consideration of the Merger, the Merger Agreement and the transactions contemplated thereby. See "--Arch Employee Matters" for information concerning employment agreements, severance benefits and other employee benefit matters and "--Treatment of Arch Stock Options" and "Information Regarding Arch--Market for Arch Common Stock and Related Stockholder Matters" for information concerning the treatment of the options previously granted employees of Arch. See "Certain Provisions of the Merger Agreement--Indemnification" for information concerning indemnification of directors and executive officers.

RESALES OF POGO COMMON STOCK

  The issuance of Pogo Common Stock to stockholders of Arch in the Merger has been registered under the Securities Act. All shares of Pogo Common Stock received by stockholders of Arch upon consummation of the Merger will be freely transferable by those holders who are not deemed to be "affiliates" (as defined under the Securities Act but generally including executive officers, directors and ten percent or more stockholders) of Arch.

  Pursuant to the Merger Agreement, Arch has agreed to cause to be prepared and delivered to Pogo a list identifying all persons who, at the time of the Special Meeting, may be deemed to be "affiliates" of Arch (the "Affiliates"). Arch will use its best efforts to cause each person who is identified as an Affiliate in such list to deliver to Pogo at or prior to the Effective Time a written agreement that such Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of Pogo Common Stock issued to such Affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 under the Securities Act or an exemption from the registration requirements of the Securities Act. Arch will also use its best efforts to cause each person who is identified as an Affiliate in such list to sign, on or prior to the thirtieth day prior to the Effective Time, a written agreement, in the form to be approved by Pogo and Arch, that, with certain exceptions, such party will not sell or in any other way reduce such party's risk relative to any shares of Pogo Common Stock to be received in the Merger until such time as financial results covering at least 30 days of post-merger operations have been published.

NYSE LISTING OF COMMON STOCK

  It is a condition to the Merger that the shares of Pogo Common Stock to be issued pursuant to the Merger be authorized for listing on the NYSE, subject to official notice of issuance. Pogo Common Stock is traded on the NYSE and the Pacific Stock Exchange under the symbol "PPP."

NO DISSENTERS' RIGHTS

  Under Delaware law, Arch stockholders will not be entitled to any appraisal or dissenters' rights in connection with the Merger.

                  CERTAIN PROVISIONS OF THE MERGER AGREEMENT

  The detailed terms of and conditions to the Merger are contained in the Merger Agreement, which is included in full as Appendix A to this Proxy Statement/Prospectus and incorporated herein by reference. The following summary description of certain provisions of the Merger Agreement is subject to the more complete information set forth in the Merger Agreement.

CONDITIONS TO THE MERGER

 Conditions to Obligation of Each Party to Effect the Merger

  The respective obligation of each party to effect the Merger is subject to the satisfaction or waiver (if applicable) prior to the Closing of the following conditions:

  Arch Stockholder Approval. The Merger Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of (i) a majority of the outstanding shares of Arch Common Stock entitled to vote thereon (including the holders of Arch Preferred Stock voting on an "as converted" basis) and (ii) at least 66 2/3% of the Arch Preferred Stock voting as a separate class.

  NYSE Listing. The shares of Pogo Common Stock issuable to Arch stockholders pursuant to the Merger Agreement and such other shares of Pogo Common Stock required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE subject to official notice of issuance.

  Other Approvals. All filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from any governmental entity in connection with the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby by Arch, Pogo and Merger Sub shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, permits, and authorizations would not be reasonably likely to result in a Material Adverse Effect (as defined in the Merger Agreement) on Pogo or Arch (assuming the Merger has taken place) or to materially adversely affect the consummation of the Merger, and no such consent, approval, permit or authorization shall impose terms or conditions that would have, or would be reasonably likely to have, a Material Adverse Effect on Pogo or Arch (assuming the Merger has taken place). Unless otherwise agreed to by Pogo, no such consent, approval, permit or authorization shall then be subject to appeal.

  Registration Statement. The Registration Statement shall have become effective under the Securities Act and shall not be the subject of any stop order or proceeding seeking a stop order.

  No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition ("Injunction") preventing the consummation of the Merger shall be in effect.

 Additional Conditions to Obligations of Pogo and Merger Sub

The obligations of Pogo and Merger Sub to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Pogo and Merger Sub:

  Representations and Warranties. Each of the representations and warranties of Arch set forth in the Merger Agreement shall be true and correct in all material respects as of May 28, 1998 and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be so true and correct would not have a Material Adverse Effect on Arch, except for general economic changes or changes that may affect the oil and gas industry generally.

  Performance of Obligations of Arch. Arch shall have performed in all material respects all obligations required to be performed by it under the Merger Agreement at or prior to the Closing Date.

  Letters from Arch Affiliates. Pogo shall have received signed copies of the agreements referred to under "The Merger--Resales of Pogo Common Stock" from all parties deemed to be Affiliates of Arch.

  Absence of Certain Actions. No Injunction shall be in effect as a result of or related to the Merger (i) imposing any limitation upon the ability of Pogo or any of its subsidiaries effectively to control the business or operations of Pogo, Arch or any of their respective subsidiaries or (ii) prohibiting or imposing any limitation upon Pogo's or Arch's or any of their subsidiaries' ownership or operation of all or any portion of the business or assets or properties of Pogo or Arch or any of their respective subsidiaries or compelling Pogo or Arch or any of their respective subsidiaries to divest or hold separate all or any portion of the business or assets or properties of Pogo or Arch or any of their respective subsidiaries, or imposing any other limitation upon any of them in the conduct of their businesses, and no suit or proceeding by a governmental authority seeking such an Injunction or an Injunction preventing or making illegal the consummation of the Merger shall be pending.

  Conversion of Arch Notes. At or prior to the Closing, holders of all of the Arch Notes shall have converted the outstanding principal amount of their Arch Notes into Pogo Common Stock as contemplated in Section 2.3(a) of the Merger Agreement.

  Affiliate Notes. All holders of the notes receivable from, and loans to, officers of Arch set forth on Schedule 2.3(b) of the Merger Agreement (the "Affiliate Notes") shall have made the election to either have their Affiliate Notes repaid in full or amended and restated as contemplated in Section 2.3(b) of the Merger Agreement.

  Pooling. Either (i) Pogo shall have received written notification from the SEC that the Merger will qualify as a "pooling" for financial accounting purposes or (ii) the written opinion from Arthur Andersen LLP, that the Merger will qualify as a "pooling" for financial accounting purposes, shall not have been modified or rescinded, nor shall there be any material changes in the facts or assumptions which are the basis thereof, which would cause the Merger to fail to qualify as a "pooling" for financial accounting purposes except to the extent that any such failure to so qualify is attributable to actions taken, or failed to be taken, by Pogo after May 28, 1998.

  Resignation and Release. Pogo shall have received from each of the Arch officers named on Schedule 5.7 of the Merger Agreement a written resignation and release effecting the resignation of those officers from their respective positions and employment with Arch.

 Additional Conditions to Obligation of Arch

  The obligation of Arch to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Arch:

  Representations and Warranties. Each of the representations and warranties of Pogo and Merger Sub set forth in the Merger Agreement shall be true and correct in all material respects as of May 28, 1998 and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be so true and correct would not have a Material Adverse Effect on Pogo, except for general economic changes or changes that may affect the oil and gas industry generally.

  Performance of Obligations of Pogo and Merger Sub. Pogo and Merger Sub shall have performed in all material respects all obligations required to be performed by them under the Merger Agreement at or prior to the Closing Date.

  Tax Opinion. Arch shall have received an opinion of Arthur Andersen LLP, tax advisors, dated the Closing Date, reasonably satisfactory to Arch (a copy of which shall be delivered to Pogo), to the effect that, if the Merger is consummated in accordance with the terms of the Merger Agreement, for federal income tax purposes, (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, (ii) Pogo,

Merger Sub and Arch will each be a party to the reorganization within the meaning of Section 368(b) of the Code, (iii) no gain or loss will be recognized by Arch, Pogo or Merger Sub (other than possibly cancellation of indebtedness income to Arch upon the exchange of the Arch Notes for Pogo Common Stock) and (iv) no gain or loss will be recognized by the stockholders of Arch upon the exchange of their shares solely for shares of Pogo Common Stock and Rights pursuant to the Merger (except with respect to any cash received in lieu of fractional shares or any cash received by holders of Arch Preferred Stock in payment of accrued but unpaid dividends). The party rendering such opinion may receive and rely upon representations contained in certain certificates of Pogo, Merger Sub and Arch contemplated by the Merger Agreement. Arch received an initial opinion from Arthur Andersen LLP, tax advisors, to a similar effect on May 29, 1998. See "The Merger--Certain Federal Income Tax Consequences."

REPRESENTATIONS AND WARRANTIES

  The Merger Agreement contains various representations and warranties by each of Pogo, Merger Sub and Arch relating to, among other things, (i) each of their and certain of their respective subsidiaries' organization and similar corporate matters, (ii) each of their capital structures, (iii) authorization, execution, delivery, performance and enforceability of the Merger Agreement and related matters, and the absence of conflicts, violations of or defaults under the Certificates of Incorporation, as amended, or Bylaws, as amended, of each of Pogo and Arch, or any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement (including, without limitation, any pre-emptive rights or rights of first refusal with respect to oil and gas interests), instrument, permit, concession, franchise, license, joint operating agreement or joint venture or other ownership arrangement, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Pogo or Arch or any of their respective subsidiaries or any of their respective properties or assets, (iv) the documents and reports filed by each of them with the SEC and the accuracy of the information contained therein, (v) the accuracy of the information provided by each of them with respect to the Registration Statement and this Proxy Statement/Prospectus, (vi) the absence of certain events, changes or effects, (vii) the absence of undisclosed material liabilities, (viii) the absence of certain defaults or violations,
(ix) compliance with certain laws, (x) litigation, (xi) the stockholder vote required to approve the Merger Agreement, (xii) beneficial ownership of the other party's common stock, and (xiii) broker's or similar fees.

  The Merger Agreement also contains representations and warranties by (i) Arch relating to (a) taxes, (b) retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974, as amended, (c) employee representation by labor unions or employee involvement in any other organizational activity, (d) authority to use patents, trademarks and other intellectual property, (e) compliance with environmental laws, (f) rights with respect to maps, geological, geophysical libraries and other proprietary information, (g) maintenance of insurance, (h) certain accounting matters, (i) title to and other matters regarding business properties (including oil and gas and other properties), (j) material oil and gas contracts and the performance of obligations and absence of defaults under those contracts, (k) the condition of personalty, equipment and fixtures equipment, (l) allowable production of oil and gas from wells and the terms of the oil and gas leases, and (m) certain marketing matters with respect to oil and gas (including "take or pay" payments); and (ii) by Pogo and Merger Sub regarding the interim operations of Merger Sub.

CERTAIN COVENANTS--CONDUCT OF BUSINESS OF ARCH

  During the period from May 28, 1998 through the Effective Time, Arch has agreed as to itself and its subsidiaries that (except as expressly contemplated or permitted by the Merger Agreement, or to the extent that Pogo has otherwise consented in writing):

  Ordinary Course. Each of Arch and its subsidiaries will carry on its businesses in the ordinary course in substantially the same manner as heretofore conducted and will use all reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees, and endeavor to preserve its relationships with customers, suppliers and others having business dealings with it.

  Dividends, Changes in Stock. Arch will not and it will not permit any of its subsidiaries to: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except for the declaration and payment of dividends from a subsidiary of Arch to Arch or another subsidiary of Arch and except for cash dividends paid to holders of Arch Preferred Stock or distributions paid in the ordinary course of business and consistent with past practices on or with respect to the membership interests of Saginaw Pipeline Company, L.C. and Industrial Natural Gas, L.C.;
(ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of Arch capital stock other than as contemplated in the Merger Agreement; or (iii) repurchase, redeem or otherwise acquire, or permit any of its subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock.

  Issuance of Securities. Arch will not and it will not permit any of its subsidiaries to issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class, any Voting Debt (as defined in the Merger Agreement) or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Voting Debt or convertible securities, other than: (i) the issuance of Arch Common Stock upon the exercise of stock options granted under the Arch stock option plan that are outstanding on May 28, 1998, or in satisfaction of stock grants or stock based awards made prior to May 28, 1998 pursuant to the Arch stock option plan; and (ii) issuances by a wholly owned subsidiary of its capital stock to its parent.

  Governing Documents. Except as contemplated by the Merger Agreement, Arch will not amend or propose to amend its Certificate of Incorporation or Bylaws.

  No Acquisitions. Arch will not, and it will not permit any of its subsidiaries to acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof.

  No Dispositions. Other than: (i) dispositions in the ordinary course of business consistent with past practice that are not material, individually or in the aggregate, to Arch and its subsidiaries taken as a whole and (ii) product sales in the ordinary course of business consistent with past practice, Arch will not, and it will not permit any of its subsidiaries to, sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of, any of its assets.

  No Dissolution, Etc. Except as otherwise permitted or contemplated by the Merger Agreement, Arch will not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of such party or any of its subsidiaries.

  Certain Employee Matters. Arch will not and it will not permit any of its subsidiaries to: (i) grant any increases in the compensation of any of its directors, officers or employees, except increases to employees who are not officers or directors in the ordinary course of business and in accordance with past practice; (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing Arch Employee Benefit Plans or Arch Pension Plans (as each are defined in the Merger Agreement) as in effect on May 28, 1998 to any director, officer or employee, whether past or present; (iii) enter into any new, or amend any existing, employment or severance or termination agreement with any director, officer or key employee; (iv) become obligated under any new Arch Employee Benefit Plan or Arch Pension Plan, which was not in existence prior to May 28, 1998, or amend any such plan or arrangement in existence on May 28, 1998 if such amendment would have the effect of materially enhancing any benefits thereunder, or (v) terminate the employment of any executive or employee of Arch without cause.

  Indebtedness; Leases; Capital Expenditures. Arch will not, nor will Arch permit any of its subsidiaries to, (i) incur any indebtedness for borrowed money (except for working capital under Arch's existing credit facilities, and refinancings of existing debt that permit prepayment of such debt without penalty (other than LIBOR breakage costs)) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or any of its subsidiaries or guarantee any debt securities of others, (ii) except in the ordinary course of business, enter into any lease (whether such lease is an operating or capital lease) or create any mortgages, liens, security interests or other encumbrances on the property of Arch or any of its subsidiaries in connection with any indebtedness thereof, or (iii) commit to aggregate capital expenditures in excess of $500,000 outside the capital budget dated as of May 1, 1998, as amended and approved by Arch prior to May 28, 1998.

NO SOLICITATION OF ACQUISITION PROPOSALS

  From and after May 28, 1998, Arch will not, and will not authorize or permit any of its officers, directors, employees, agents or other representatives or those of any of its subsidiaries (collectively, "Arch Representatives") to, directly or indirectly, solicit or knowingly encourage (including by way of providing information) any prospective acquiror or the invitation or submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal (as defined herein) from any person or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in or facilitate any such proposal; provided, however, that (i) the Arch Board may take and disclose to Arch's stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or make any other disclosure to Arch's stockholders if failure to so disclose would be inconsistent with the fiduciary duties of the Arch Board to its stockholders under applicable law and (ii) following receipt from a third party (without any solicitation, initiation, encouragement, discussion or negotiation, directly or indirectly, by or with Arch or any Arch Representatives) of a bona fide Acquisition Proposal that is financially superior to the Merger and reasonably capable of being financed (as determined in each case in good faith by the Arch Board after consultation with Arch's financial advisors), (x) Arch may engage in discussions or negotiations with such third party and may furnish such third party information concerning Arch and its business, properties and assets if such third party executes a confidentiality agreement in reasonably customary form and (y) the Arch Board may withdraw, modify or not make its recommendation to approve and adopt the Merger Agreement or may terminate the Merger Agreement in accordance with the Merger Agreement, but in each case referred to in the foregoing clauses (i) and (ii) only to the extent that the Arch Board shall conclude in good faith after consultation with Arch's outside counsel that such action is necessary in order for the Arch Board of Directors to act in a manner that is consistent with its fiduciary obligations under applicable law notwithstanding any concessions that may be offered by Pogo. The "no solicitation" provisions of the Stockholder Agreements (see "The Merger--Stockholder Agreements") do not prohibit any Stockholder Representative who is also an Arch Representative from taking actions permitted by the foregoing provisions of the Merger Agreement. As used in the Merger Agreement, "Acquisition Proposal" means any proposal or offer, other than a proposal or offer by Pogo or any of its affiliates, for, or that could be reasonably expected to lead to, a tender or exchange offer, a merger, consolidation or other business combination involving Arch or any Significant Subsidiary of Arch or any proposal to acquire in any manner a substantial equity interest in, or any substantial portion of the assets of, Arch or any of its subsidiaries.

  Prior to taking any action referred to in the foregoing paragraph, if Arch intends to participate in any such discussions or negotiations or provide any such information to any such third party, Arch is required to give notice to Pogo of such action. Arch must promptly notify Pogo of any such requests for such information or the receipt of any Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and the material terms and conditions of any Acquisition Proposal.

ADDITIONAL AGREEMENTS

  Pursuant to the Merger Agreement, Pogo and Arch have agreed that (i) they will prepare and file with the SEC the Proxy Statement/Prospectus and have it mailed to stockholders of Arch at the earliest practicable date, Pogo will prepare and file with the SEC the Registration Statement, and each will use all reasonable efforts to have the Registration Statement declared effective,
(ii) they will each afford to the other access to their respective properties, books, contracts, commitments and records and, if during the review of those documents either Arch or Pogo gains actual knowledge of any information that would cause a representation or warranty in the Merger Agreement to be inaccurate in any material respect, it will promptly advise the other party, (iii) subject to the fiduciary duties of the directors under applicable law, Arch will call a meeting of its stockholders to be held as promptly as practicable, (iv) they will comply with all legal requirements imposed on each other with respect to the Merger and furnish information to the other in connection with such legal requirements, (v) Pogo will take action necessary to permit it to issue shares of Pogo Common Stock pursuant to the Merger and will use all reasonable efforts to have approved for listing on the NYSE, subject to official notice of issuance, the shares of Pogo Common Stock to be issued in the Merger and shares of Pogo Common Stock issued or reserved for issuance under the Arch stock option plan, (vi) certain employee matters will be dealt with as agreed to in the Merger Agreement (see "The Merger--Arch Employee Matters"), (vii) Pogo will assume certain outstanding stock options to purchase Arch Common Stock, which will become options to purchase Pogo Common Stock based on the Common Exchange Ratio and subject to treatment of fractional shares (see "The Merger--Treatment of Arch Stock Options") and file a registration statement with respect to the Pogo Common Stock subject to the options, (viii) Pogo will take certain actions with respect to Arch's bank credit facilities, (ix) Arch will not, with certain exceptions, take certain actions to modify any indebtedness of, or to, Arch, (x) they will cooperate and use reasonable efforts to defend any claim arising from or in connection with the Merger,
(xi) Arch will not take or fail to take, as the case may be, any reasonable action requested by Pogo that would affect the accounting treatment of the Merger as a "pooling of interests," (xii) they will cooperate and consult with the other regarding press releases, (xiii) they will confer and will advise each other of changes or events that may have a Material Adverse Effect, (xiv) they will not take any action that would affect the qualification of the Merger as a reorganization described in Section 368(a) of the Code and (xv) Pogo will use all reasonable efforts to publicly publish the results of the first full calendar month of combined operations of Pogo and Arch as soon as is commercially practicable after the end of that calendar month, but in no event more than 60 days after the end of that calendar month.

  In addition, pursuant to Section 5.4 of the Merger Agreement, Pogo and Arch have agreed to: (a) use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of the Merger Agreement and the consummation of the Merger and the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (b) furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives, on the one hand, and any governmental or regulatory authority or members or their respective staffs, on the other hand, with respect to the Merger Agreement and the transactions contemplated by the Merger Agreement; (c) furnish the other with such necessary information and reasonable assistance as such other parties and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities; and (d) use their commercially reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the Merger and the transactions contemplated by the Merger Agreement including, without limitation, the resolution of objections, if any, as may be asserted by any governmental authority with respect to the Merger and the transactions contemplated thereby under any antitrust or trade or regulatory laws or regulations of any governmental authority; provided that Pogo and Arch will not be required to take any action that could have any adverse effect on the business, operations, prospects, assets, condition (financial or otherwise) or results of operations of Pogo or Arch (including any subsidiaries thereof).

TERMINATION

  The Merger Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Arch:

    (a) by mutual written consent of Arch and Pogo, or by mutual action of their respective Boards of Directors;

    (b) by either Arch or Pogo if (i) the Merger shall not have been consummated by September 30, 1998 (provided that the right to terminate the Merger Agreement shall not be available to any party whose failure to fulfill any covenant or agreement under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (ii) any court of competent jurisdiction, or some other governmental body or regulatory authority, shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; or (iii) any required approval of Arch's stockholders shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

    (c) by Pogo if (i) for any reason Arch fails to call and hold a stockholders meeting for the purpose of voting upon the Merger Agreement and the Merger by September 1, 1998 (provided that this right to terminate the Merger Agreement shall not be available to Pogo if Arch would be entitled to terminate the Merger Agreement under certain circumstances);
  (ii) Arch shall have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by Arch at or prior to such date of termination (provided such breach has not been cured within 15 days following receipt by Arch of notice of such breach and is existing at the time of termination of the Merger Agreement); (iii) any representation or warranty of Arch contained in the Merger Agreement shall not be true in all material respects when made (provided such breach has not been cured within 15 days following receipt by Arch of notice of such breach and is existing at the time of termination of the Merger Agreement) or on and as of the time of such termination as if made on and as of such time (except to the extent it relates to a particular date), except where the failure to be so true and correct would not have a Material Adverse Effect on Arch, except for general economic changes or changes that may affect the oil and gas industry generally; or (iv) after May 28, 1998 there has been any Material Adverse Change with respect to Arch, except for general economic changes or changes that may affect the oil and gas industry generally or for changes in the business and operations of Arch proximately caused by its entering into the Merger Agreement or performing its obligations thereunder;

    (d) by Arch if (i) Pogo or Merger Sub shall have failed to comply in any material respect with any of the covenants or agreements contained in the Merger Agreement to be complied with or performed by it at or prior to such date of termination (provided such breach has not been cured within 15 days following receipt by Pogo of notice of such breach and is existing at the time of termination of the Merger Agreement); (ii) any representation or warranty of Pogo or Merger Sub contained in the Merger Agreement shall not be true in all material respects when made (provided such breach has not been cured within 15 days following receipt by Pogo of notice of such breach and is existing at the time of termination of the Merger Agreement) or on and as of the time of such termination as if made on and as of such time (except to the extent it relates to a particular date), except where the failure to be so true and correct would not have a Material Adverse Effect on Pogo, except for general economic changes or changes that may affect the oil and gas industry generally; or (iii) after May 28, 1998 there has been any Material Adverse Change with respect to Pogo, except for general economic changes or changes that may affect the oil and gas industry generally;

    (e) by Pogo if (i) the Arch Board shall have withdrawn or modified, in any manner which is adverse to Pogo, its recommendation or approval of the Merger or the Merger Agreement and the transactions contemplated thereby or shall have resolved to do so, or (ii) the Arch Board shall have recommended to the stockholders of Arch any Acquisition Proposal or any transaction described in the definition of Acquisition Proposal, or shall have resolved to do so;

    (f) by Arch if Arch shall exercise the right of termination referred to under "--No Solicitation of Acquisition Proposals"; provided that Arch may not effect such termination unless and until (i) Pogo receives at least three business days' prior written notice from Arch of its intention to effect such termination pursuant to this provision; (ii) during such period, Arch shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of the Merger Agreement that Pogo may propose; and (iii) Arch pays Pogo a termination fee of $3.0 million (see "--Expenses and Termination Fees") concurrently with such termination; or

    (g) by Pogo if any Governmental Entity (as defined in the Merger Agreement) shall have issued any Injunction or taken any other action permanently imposing, prohibiting or compelling any of the limitations, prohibitions or compulsions set forth under "--Additional Conditions to Obligations of Pogo and Merger Sub--Absence of Certain Actions" and such Injunction or other action shall have become final and non-appealable.

EXPENSES AND TERMINATION FEE

  Each of Pogo and Arch is required to pay all costs and expenses incurred by it in connection with the Merger Agreement and all the transactions contemplated thereby, whether or not the Merger is consummated, except that the filing fees for registering shares of Pogo Common Stock pursuant to the Registration Statement and the printing and mailing costs of the Proxy Statement/Prospectus will be paid by Pogo.

  The Merger Agreement provides that Arch will pay Pogo a termination fee of $3.0 million upon termination of the Merger Agreement pursuant to the provisions of clauses (e) or (f) under "--Termination" above.

INDEMNIFICATION

  Arch will, and from and after the Effective Time, Pogo and the Surviving Corporation will, indemnify, defend and hold harmless each person who is now, or has been at any time prior to May 28, 1998 or who becomes prior to the Effective Time, an officer or director of Arch or any of its subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, or such employee of Arch or any subsidiary of Arch whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the transactions contemplated thereby, in each case to the full extent permitted under applicable Delaware law (and Pogo and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any of the Indemnified Parties (whether arising before or after the Effective Time), (i) the Indemnified Parties may retain counsel satisfactory to Pogo and Arch (or to them and Pogo and the Surviving Corporation after the Effective Time) and Arch (or after the Effective Time, Pogo and the Surviving Corporation) will pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received, and (ii) Arch (or after the Effective Time, Pogo and the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that none of Arch, Pogo or the Surviving Corporation will be liable for any settlement effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification, upon learning of any such claim, action, suit, proceeding or investigation, will notify Arch (or after the Effective Time, Pogo and the Surviving Corporation), but the failure so to notify will not relieve a party from any liability that it may have under the Merger Agreement except to the extent such failure materially prejudices such party. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. Arch, Pogo and Merger Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties (including in Arch's Certificate of Incorporation or Bylaws or in the indemnification agreements with Arch's directors made available to Pogo) with respect to matters occurring through the Effective Time, will survive the Merger and will continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period will continue until the disposition of such Indemnified Liabilities. In the event Pogo or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges with or into any other person and is not the surviving corporation in that consolidation or merger and (ii) transfers all or substantially all of its assets and properties to any person, then, in each such case, proper provision will be made so that the successors and assigns of Pogo or the Surviving Corporation, as the case may be, honor these indemnification obligations.

AMENDMENT AND WAIVER

  The Merger Agreement may be amended by the parties thereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Arch, but, after any such approval, no amendment which by law requires further approval by such stockholders shall be made without obtaining such further approval.

  At any time prior to the Effective Time, each party may by action taken by its Board of Directors, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties;
(ii) waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement or in any document delivered pursuant thereto; and (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained in the Merger Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

                       DESCRIPTION OF POGO CAPITAL STOCK

AUTHORIZED AND OUTSTANDING CAPITAL STOCK

  The authorized capital stock of Pogo consists of 100,000,000 shares of Pogo Common Stock, of which 37,574,182 shares were issued and outstanding as of June 10, 1998; and 2,000,000 shares of preferred stock, par value $1.00 per share ("Pogo Preferred Stock"), of which no shares are issued or outstanding. The following summary description of the capital stock of Pogo is qualified in its entirety by reference to Pogo's Restated Certificate of Incorporation and Bylaws, copies of which are filed as exhibits to documents filed with the SEC and which are available upon request.

POGO COMMON STOCK

  Subject to any preferential rights of any outstanding shares of Pogo Preferred Stock, the holders of the Pogo Common Stock are entitled to such dividends as may be declared from time to time in the discretion of Pogo's Board of Directors out of funds legally available therefor. Holders of Pogo Common Stock are entitled to share ratably in the net assets of Pogo upon liquidation after payment or provision for all liabilities and any preferential liquidation rights of any Pogo Preferred Stock then outstanding. The rights of holders of Pogo Common Stock are subject to the rights of holders of any Pogo Preferred Stock which may be issued in the future. The holders of Pogo Common Stock have no pre-emptive rights to purchase additional shares of capital stock of Pogo. Shares of Pogo Common Stock are not subject to any redemption or sinking fund provisions and are not convertible into any other securities of Pogo. All outstanding shares of Pogo Common Stock are, and all shares of Pogo Common Stock issuable in exchange for Arch Stock and upon conversion of the Arch Notes will be when so issued, validly issued, fully paid and non-assessable and free of pre-emptive rights.

  The holders of shares of Pogo Common Stock are entitled to one vote for each share held on all matters submitted to a vote of holders of Pogo Common Stock. The Pogo Common Stock does not have cumulative voting rights, which means that the holders of a majority of the shares of Pogo Common Stock outstanding can elect all the directors standing for election at any given time if they choose to do so. In such event, the holders of the remaining shares will not be able to elect any directors.

POGO PREFERRED STOCK

  Pogo's Board of Directors is empowered, without approval of the stockholders, to cause shares of Pogo Preferred Stock to be issued in one or more series, with the number of shares of each series and the rights, preferences and limitations of each series to be determined by it. Among the specific matters that may be determined by Pogo's Board of Directors are the description and number of shares to constitute each series, the annual dividend rate, whether such dividends shall be cumulative, the time and price of redemption and the liquidation preference applicable to the series, whether the series will be subject to the operation of a "sinking" or "purchase" fund and, if so, the terms and provisions thereof, whether the shares of such series shall be convertible into shares of any other class or classes and the terms and provisions of such conversion rights, and the voting powers, if any, of the shares of such series. Pogo's Board of Directors may change the designation, rights, preferences, descriptions and terms of, and the number of shares in, any series of which no shares have theretofore been issued.

  The issuance of one or more series of Pogo Preferred Stock could adversely affect the voting power of the holders of Pogo Common Stock and could have the effect of discouraging or making more difficult any attempt by a person or group to obtain control of Pogo.

  The Board has reserved for issuance pursuant to the Stockholder Rights Plan described below, a total of 1,000,000 shares of Pogo Series A Preferred Stock. No shares of Series A Junior Participating Preferred Stock have been issued by Pogo at the date hereof.

LISTINGS

  Pogo Common Stock is traded on the New York Stock Exchange and the Pacific Stock Exchange under the symbol "PPP".

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

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for Pogo Common Stock is Harris Trust Company of New York, New York.

STOCKHOLDER RIGHTS PLAN

  Pogo has a Stockholder Rights Plan pursuant to which one preferred share purchase Right is attached to each outstanding share of Pogo Common Stock. The Rights become exercisable under certain circumstances, including in the event that any person or group (an "Acquiring Person") becomes the beneficial owner of 20% or more of the outstanding Pogo Common Stock, subject to certain exceptions. Each Right entitles the registered holder to purchase from Pogo one one-hundredth of a share of Pogo Series A Preferred Stock at an exercise price of $80, subject to adjustment under certain circumstances. Upon the occurrence of certain events specified in the Stockholder Rights Plan, each holder of a Right (other than the Acquiring Person) will have the right, upon exercise of such Right, to receive that number of shares of Pogo Common Stock (or, in certain circumstances, cash, property or other securities) that, at the time of the transaction, would have a market value of two times the exercise price of the Right. Rights are redeemable by action of the Pogo's Board of Directors for $0.01 per Right at any time prior to the tenth day after a person or group becomes an Acquiring Person. The Stockholder Rights Plan and the Rights expire in April 2004.

DELAWARE LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

  Pursuant to provisions of the General Corporation Law of the State of Delaware ("DGCL"), Pogo has included in its Restated Certificate of Incorporation a provision that, to the fullest extent permitted by the DGCL, Pogo's directors will not be liable for monetary damages for breach of their fiduciary duty of care to Pogo and its stockholders. The DGCL provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability (i) for any breach of their duty of loyalty to Pogo or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the DGCL (unlawful payments of dividends or unlawful stock repurchases or redemptions), or (iv) for any transaction from which the director derived an improper personal benefit. This provision also does not affect a director's responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

  Pogo's Bylaws also contain provisions that require Pogo to indemnify its directors, officers, employees or other agents to the fullest extent permitted by the DGCL, and to advance expenses to its officers and directors as incurred. In addition, Pogo has in place employment agreements with certain of its officers providing coverage that is substantially identical to the indemnification provisions in the Bylaws.

CERTAIN ANTI-TAKEOVER PROVISIONS

  The provisions of Pogo's Restated Certificate of Incorporation summarized in the succeeding paragraphs may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder's best interest, including those attempts that might result in a premium over the market price for the shares of Pogo Common Stock held by stockholders.

  The affirmative vote of the holders of at least 80% of the outstanding shares of Pogo Common Stock is required (i) to approve a merger or similar reorganization or certain other transactions involving Pogo if the other party to such transaction already beneficially owns 5% or more of the outstanding Pogo Common Stock and the Board of Directors of Pogo has not approved the transaction prior to the time such other party becomes a 5% beneficial owner;
(ii) to approve an amendment to Pogo's Restated Certificate of Incorporation to alter or change the provision establishing a "classified" Board of Directors, elected approximately one-third annually; and (iii) to amend the foregoing and certain other provisions of the Restated Certificate of Incorporation.

  Pogo's Board of Directors is divided into three classes having staggered terms, with approximately one-third of the directors being elected annually for a term of three years. Pogo's capital stock has noncumulative voting rights, meaning that the holders of more than 50% of the voting power of the shares voting for the election of directors can elect 100% of the directors if they choose to do so. In such event, the holders of the remaining less-than-50% of the voting power of the shares voting for the election of directors will not be able to elect any directors.

  Pursuant to Pogo's Restated Certificate of Incorporation, the Board of Directors of Pogo by resolution may establish one or more additional series of Pogo Preferred Stock having such number of shares, designation, relative voting rights, dividend rates, liquidation and other rights, preferences and limitations as may be fixed by the Board of Directors of Pogo without any further stockholder approval. Such rights, preferences, privileges and limitations as may be established could have the effect of impeding or discouraging the acquisition of control of Pogo. See "--Stockholders Rights Plan."

  Pogo's Restated Certificate of Incorporation and Bylaws further provides that (i) stockholders may act only at an annual or special meeting of stockholders and may not act by written consent; and (ii) special meetings of stockholders cannot be called by stockholders.

  Pogo's Bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of Pogo's Board of Directors or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of Pogo. These procedures provide that the notice of proposed stockholder nominations for the election of directors must be timely given in writing to the Secretary of Pogo prior to the meeting at which directors are to be elected. The procedures also provide that at an annual meeting, and subject to any other applicable requirements, only such business may be conducted as has been brought before the meeting by, or at the direction of, the Pogo's Board of Directors or by a stockholder who has given timely prior written notice to the Secretary of Pogo of such stockholder's intention to bring such business before the meeting. In all cases, to be timely, notice must be received at the principal executive offices of Pogo not less than 80 days nor more than 110 days prior to the meeting (or if fewer than 90 days' notice or prior public disclosure of the meeting date is given or made by Pogo, not later than the 10th day following the day on which the notice was mailed or such public disclosure was made). The notice must contain certain information specified in the Bylaws.

  Pogo is a Delaware corporation and is subject to Section 203 of DGCL. The following summary of Section 203 does not purport to be complete and is qualified in its entirety by reference thereto. In general, Section 203 prevents an "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) from engaging in a "business combination" (as defined) with a Delaware corporation for three years following the date such person became an interested stockholder unless
(i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (ii) upon consummation of the transaction that resulted in the interested stockholder's becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding stock held by directors who are also officers of the corporation and by employee stock plans that do not provide employees with the rights to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer); or (iii) following the transaction in which such person became an interested stockholder, the business combination is approved by the board of directors of the corporation and authorized at a meeting of stockholders by the affirmative vote of the holders of two-thirds of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, the restrictions described above also do not apply to certain business combinations proposed by an interested stockholder following the announcement or notification of one of certain extraordinary transactions involving the corporation and a person who had not been an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation's directors, if such extraordinary transaction is approved or not opposed by a majority of the directors who were directors prior to any person becoming an interested stockholder during the previous three years or were recommended for election or elected to succeed such directors by a majority of such directors.

                       COMPARISON OF STOCKHOLDER RIGHTS

  As a result of the Merger, holders of Arch Stock will become stockholders of Pogo, and the rights of the former holders of Arch Stock will thereafter be governed by Pogo's Restated Certificate of Incorporation, Pogo's Bylaws and the DGCL. The rights of Arch's stockholders currently are governed by Arch's Certificate of Incorporation (including the Certificate of Designation for the Arch Preferred Stock), Arch's Bylaws and the DGCL. Because Pogo and Arch are both Delaware corporations, the law governing the rights of Arch stockholders will not change. The following summary sets forth the material differences between the Certificates of Incorporation and Bylaws of Pogo and Arch.

BUSINESS COMBINATIONS

  Under Delaware law, approval by the affirmative vote of the holders of a majority of the outstanding stock of a corporation entitled to vote generally is required for a merger or consolidation or sale, lease or exchange of all or substantially all of the corporation's assets. Unless the corporate charter provides otherwise, no vote of the stockholders of a surviving corporation is required to approve a merger if (i) the merger does not amend in any respect the surviving corporation's charter, (ii) each share of the surviving corporation's stock outstanding immediately prior to the merger is to remain outstanding unchanged, and (iii) the number of shares of common stock of the surviving corporation to be issued or delivered under the plan of merger (plus those issuable upon conversion of any securities to be issued under the plan) does not exceed 20% of the surviving corporation's common stock outstanding immediately prior to the merger. Additionally, when certain conditions are met, no vote of stockholders is required for the merger of a Delaware corporation into a corporation that holds at least 90% of the outstanding shares of each class of the corporation. Arch's Certificate of Incorporation specifically provides that Arch will not be governed by these provisions of the DGCL.

  Pogo's Restated Certificate of Incorporation requires the affirmative vote of the holders of not less than 80% of each class of shares outstanding and entitled to vote to approve any merger, consolidation, sale of substantially all of assets of Pogo or a purchase by Pogo of assets of another corporation having a value of $5.0 million or more in exchange for voting stock (or securities convertible or exchangeable for voting stock) of Pogo (each, a "Business Combination") if, as of the record date for the determination of stockholders entitled to vote on the Business Combination, or as of the time that Pogo's Board of Directors approved a memorandum of understanding or Pogo entered into an agreement contemplating a Business Combination, the other party to the Business Combination owned 5% or more of the outstanding shares of any class or series of voting stock of Pogo. Arch's Certificate of Incorporation has no comparable provision.

AMENDMENTS TO CHARTER

  Section 242 of the DGCL provides that an amendment to a corporation's certificate of incorporation must be adopted by a resolution of the board of directors declaring the advisability of the amendment and approved by the affirmative vote of the holders of at least a majority of the outstanding stock entitled to vote thereon, and a majority of the outstanding stock of each class entitled to vote thereon, unless the certificate of incorporation requires a greater percentage. Pogo's Restated Certificate of Incorporation requires the affirmative vote of holders of not less than 80% of the outstanding shares of Pogo Common Stock and of not less than 80% of the outstanding shares of Pogo Preferred Stock, voting as separate classes, to approve certain amendments to Pogo's Restated Certificate of Incorporation, including amendments to the articles related to Business Combinations, the classification of the Board of Directors, stockholder action by written consent and the article pertaining to amendments. Arch's Certificate of Incorporation has no comparable provisions.

NO STOCKHOLDER ACTION BY WRITTEN CONSENT

  Under Section 228 of the DGCL, stockholders may, unless otherwise provided in the certificate of incorporation, act without a meeting, without prior notice and without a vote, by written consent of holders of outstanding stock having not less than the minimum number of votes necessary to take such action at a meeting at which all shares entitled to vote were present and voted. The Restated Certificate of Incorporation of Pogo provides that stockholders may not act by written consent. Arch's Certificate of Incorporation has no comparable restriction, consequently its stockholders may act by written consent without a meeting.

SPECIAL MEETINGS OF STOCKHOLDERS

  Pogo's Bylaws provide that special meetings of the stockholders may be called at any time by Pogo's Board of Directors, the Chairman of the Board of Directors, the Executive Committee of the Board of Directors and the President of Pogo. Special meetings of the stockholders of Pogo may not be called by any other person. Arch's Bylaws provide that special meetings of the stockholders of Arch may be called at any time by the Chairman of the Board, the President or any director of Arch.

CLASSIFICATION OF BOARD OF DIRECTORS

  Pogo's Restated Certificate of Incorporation provides that the number of directors shall be fixed from time to time by Pogo's Bylaws or an amendment thereto duly adopted by the Board of Directors or by the stockholders. Pogo's Restated Certificate of Incorporation and Bylaws, collectively, provide that Pogo's Board of Directors shall consist of a minimum of three and a maximum of 12 directors. Pogo's Restated Certificate of Incorporation provides that the directors of Pogo will be divided into three classes serving staggered three-year terms such that approximately one-third of Pogo's Board of Directors is elected each year. Arch's Bylaws provide that the number of directors shall be fixed from time to time by a majority of the directors then in office or by a resolution of the stockholders, but shall be not less than one and that all directors shall stand for re-election at each annual meeting.

REMOVAL OF DIRECTORS

  Under Section 141 of the DGCL, any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares entitled to vote at an election of directors, except (i) in the case of a corporation having a classified board, stockholders may effect such removal only for cause, unless the certificate of incorporation otherwise provides, and (ii) in the case of a corporation having cumulative voting, if less than the entire board is to be removed, no director may be removed without cause if the votes cast against such director's removal would be sufficient to elect such director if then cumulatively voted at an election of the entire board of directors or, if the board is classified, at an election of the class of directors of which he is a part. Pogo's Restated Certificate of Incorporation provides that no director may be removed from his office during his term by vote or other action of the stockholders or otherwise except for cause. Arch's Bylaws provide that any director may be removed, with or without cause, by the affirmative vote of the holders of a majority of the shares then entitled to vote on the election of directors; provided, however, that the director elected by holders of the Preferred Stock may only be removed by the affirmative vote of such holders.

CUMULATIVE VOTING

  Under Section 214 of the DGCL, the certificate of incorporation of a corporation may provide for cumulative voting in the election of directors. Neither Pogo's Restated Certificate of Incorporation nor Arch's Certificate of Incorporation provides for cumulative voting.

NO PRE-EMPTIVE RIGHTS

  The DGCL does not provide for any required pre-emptive rights of stockholders. None of Pogo's Restated Certificate of Incorporation, Pogo's Bylaws, Arch's Certificate of Incorporation or Arch's Bylaws mention pre-emptive rights.

ADVANCE NOTICE BYLAWS

  Pogo's Bylaws establish advance notice procedures with regard to the nomination, other than by or at the direction of the Board of Directors or a committee thereof, of candidates for election as directors and with regard to certain matters to be brought before an annual meeting of stockholders of Pogo. Arch's Bylaws provide for advance notice to stockholders of the place, day and time of each meeting of the stockholders and, in the case of a special meeting, the purpose or purposes for which such meeting has been called. See "Description of Pogo Capital Stock--Certain Anti-takeover Provisions."

                          INFORMATION REGARDING ARCH

BUSINESS OF ARCH

 Overview

  Arch and its subsidiaries primarily engage in oil and natural gas exploration, development, production, transportation and marketing in the Southwestern United States and Western Canada. Arch and its subsidiaries are also active in the acquisition of interests in both producing and non-producing oil and gas leases. The following entities are owned by Arch: Arch Petroleum Ltd. ("APL") and Northern Arch Resources Ltd. ("NARL"), each wholly-owned Canadian subsidiaries; Arch Production Company, a wholly-owned Delaware subsidiary; and Saginaw Pipeline Company, L.C. ("Saginaw") and Industrial Natural Gas, L.C. ("ING"), each of which are owned 95% by Arch. Effective June 30, 1997, Arch sold its 50% membership interest in Onyx Pipeline Company, L.C., Onyx Gathering Company, L.C. and Onyx Gas Marketing Company, L.C. (together, "Onyx").

 Oil and Gas Operations

  As of June 19, 1998, Arch owned interests in 1,393 onshore wells, located primarily in Texas, New Mexico and Western Canada, 377 of which were operated by Arch.

  All of Arch's Canadian operations are conducted through APL. In January 1996, Arch acquired Trax Petroleums Limited ("Trax"), a Canadian oil and gas exploration and development company headquartered in Calgary, Alberta, Canada, for approximately $7.6 million. The acquisition was made pursuant to a merger transaction among NARL, Trax and a merger subsidiary. Arch changed the name of Trax to APL effective March 31, 1997.

  On March 31, 1994, Arch consummated an agreement with Chevron USA Inc. to purchase certain oil and gas properties for cash consideration of $17.9 million. These properties, located in Lea County, New Mexico, included interests in approximately 130 producing oil and gas wells. Arch operates and has a significant working interest in the majority of these properties. In addition, Arch has drilled and recompleted approximately 75 wells in this area since the original purchase.

  In November 1992, Arch sold a volumetric production payment (the "VPP") to Enron Reserve Acquisition Corp. ("Enron") for $24.3 million. Arch agreed to deliver to Enron the equivalent of approximately 17.9 billion cubic feet ("Bcf") of natural gas from Arch operated properties in the Keystone Ellenburger Field ("Keystone") from December 1992 through July 1998. Arch is responsible for all costs of production, development and marketing of such dedicated gas. The deferred revenue associated with the VPP is attributable to the dedicated gas delivered to Enron. In May 1993, the Texas Railroad Commission ("RRC") amended the field rules reducing the allowable production of all producers in Keystone. Consequently, since such rule amendment, Arch has been unable to produce sufficient gas to satisfy its monthly delivery obligation to Enron, resulting in a gas delivery deficiency under the VPP. In April 1997, the RRC further reduced the allowable production from Keystone, further increasing Arch's gas delivery deficiency. Arch is required to continue delivering gas to Enron pursuant to the VPP until such time that the commitment is fully satisfied. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Arch" and Note 5 to Arch's consolidated financial statements.

 Natural Gas Pipeline Operations

  In July 1992, Arch, Central States Energy Corporation ("CSE") and certain other minority interest holders formed Saginaw and ING. Concurrently, Saginaw acquired a six inch pipeline that extends approximately 100 miles from Wichita Falls, Texas to Saginaw, Texas. ING markets the sale and transmission of natural gas through the Saginaw pipeline. On September 27, 1995, Arch completed a buyout of CSE's membership interest in Saginaw and ING, giving Arch a 95% membership interest in each of these entities. Currently, unaffiliated third parties own the remaining 5% interest in Saginaw and ING.

 Principal Products and Markets

  Arch's principal products are oil and natural gas. The marketing of oil and gas production is subject to the availability of pipelines, crude oil hauling and other transportation, processing and refining facilities as well as the existence of adequate markets. Arch markets its products principally where its oil and gas properties are physically located. Such products are sold at the wellhead to appropriate gathering companies operating in the geographic area of production. In its natural gas marketing and transmission activities, Arch buys and resells natural gas, receiving a gross margin or spread equal to the difference between the purchase price and the resale price of such natural gas. In addition, Arch receives a fee for transmission of natural gas through its pipeline system.

 Customers

  Arch has sold and will continue to market its oil and gas products to a number of purchasers. During the year ended December 31, 1997, Arch sold to three customers that represented 62% of total revenues from oil and gas sales:
Genesis Crude Oil, LP (29%), Richardson Products Company (21%) and Enron Gas Marketing (12%). Even though Arch has significant sales concentrated with these three customers, Arch does not believe that the loss of any single purchaser of its crude oil, condensate or natural gas production would adversely affect its operations in any material respect because of the abundance of other suitable purchasers in the geographic areas in which Arch operates or holds interests.

 Competition and Market Conditions

  Arch experiences competition from other oil and gas companies in all phases of its operations, as well as competition from other energy related industries. Arch's profitability and cash flow are highly dependent upon the prices of oil and natural gas, which historically have been seasonal, cyclical and volatile. In general, prices of oil and gas are dependent upon numerous factors beyond the control of Arch, including various weather, economic, political and regulatory conditions. Any significant decline in oil or gas prices could have a material adverse effect on Arch's operations and financial condition and could, under certain circumstances, result in a reduction in funds available under Arch's bank credit facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations of Arch--Liquidity and Capital Resources."

  Because it is impossible to predict future oil and gas price movements with any certainty, Arch occasionally enters into contracts on a portion of its production to hedge against the volatility in oil and gas prices. In the past five years, such hedging transactions have not exceeded 15% of Arch's total oil and gas production on an energy equivalent basis for any given period. While intended to limit the negative effect of price declines, such transactions could effectively limit Arch's participation in price increases for the covered period, which increases could be significant. As of June 10, 1998, Arch is an indirect participant in one gas futures contract on a portion of its daily natural gas production through December 31, 1998 (24 million british thermal units ("MMBtu") per month during June and 20 MMBtu per month through the remainder of the contract term) at varying prices ranging from approximately $2.25 to $2.28 per thousand british thermal units. Such contract will expire at the end of 1998. When Arch does engage in such hedging activities, it may satisfy its obligations with its own production or by the purchase (or sale) of third party production. Arch may also cancel all delivery obligations by offsetting such obligations with equivalent agreements, thereby effecting a purely cash transaction.

 Employees

  Arch had 40 full-time employees as of June 10, 1998. None of Arch's employees are represented by labor unions and Arch considers its employee relations to be satisfactory.

 Operating and Uninsured Risks

  Arch's operations are subject to risks inherent in the exploration for and production of oil and natural gas, such as blowouts, cratering, explosions, uncontrollable flows of oil, natural gas or well fluids, fires, pollution and other environmental risks. These hazards could result in substantial losses to Arch due to injury or loss of life, severe damage to and destruction of property and equipment, pollution and other environmental damage and suspension of operations. Arch carries insurance which it believes is in accordance with customary industry practices, but is not fully insured against all risks incident to its business.

  Drilling activities are subject to numerous risks, including the risk that no commercially productive hydrocarbon reserves will be encountered. The cost of drilling, completing and operating wells and of installing production facilities and pipelines is often uncertain. Arch's drilling operations may be curtailed, delayed or canceled as a result of numerous factors, including title problems, weather conditions, compliance with governmental requirements and shortages or delays in the delivery or availability of material, equipment and fabrication yards. The availability of a ready market for Arch's natural gas production depends on a number of factors, including the demand for and supply of natural gas, the proximity of natural gas reserves to pipelines, the capacity of such pipelines and government regulations.

 Risks of Foreign Operations

  Ownership of property interests and production operations in Canada, and in any other areas outside the United States in which Arch may choose to do business, are subject to the various risks inherent in foreign operations. These risks may include, among other things, currency restrictions and exchange rate fluctuations, loss of revenue, property and equipment as a result of hazards such as expropriation, nationalization, war, insurrection and other political risks, risks of increases in taxes and governmental royalties, renegotiation of contracts with governmental entities, changes in laws and policies governing operations of foreign-based companies and other uncertainties arising out of foreign government sovereignty over Arch's international operations. Arch's international operations may also be adversely affected by laws and policies of the United States affecting foreign trade, taxation and investment. In addition, in the event of a dispute arising from foreign operations, Arch may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of the courts of the United States. Arch seeks to manage these risks by concentrating its international exploration efforts in areas where Arch believes that the existing government is stable and favorably disposed towards United States exploration and production companies.

 Reservoir Risks

  There are numerous uncertainties in estimating the quantity of proved reserves and in projecting the future rates of production and timing of development expenditures. Oil and gas reserve engineering must be recognized as a subjective process of estimating underground accumulations of oil and gas that cannot be measured in an exact way, and estimates of other engineers might differ materially from those of Ryder Scott, Arch's reserve engineers. The accuracy of any reserve estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of the estimate may justify revision of such estimate, which revisions may be material. Accordingly, reserve estimates are often different from the quantities of oil and gas that are ultimately recovered.

  Arch is periodically required to file estimates of its oil and gas reserve data with various U.S. governmental regulatory authorities and agencies, including the Federal Energy Regulatory Commission ("FERC") and the Federal Trade Commission and, with respect to reserves located in Canada, the Alberta Energy Utilities Board. In addition, estimates are from time to time furnished to governmental agencies in connection with specific matters pending before such agencies. The basis for reporting reserves to these agencies, in some cases, is not comparable to that furnished by Ryder Scott in accordance with SEC guidelines because of the nature of the various reports required. The major differences generally include differences in the time as of which such estimates are made, differences in the definition of reserves, requirements to report in some instances on a gross, net or total operator basis and requirements to report in terms of smaller geographical units. During 1997, no estimates by Arch of its total proved net oil and gas reserves were filed with or included in reports to any governmental authority or agency other than the SEC and, with respect to reserves relating to Arch's properties located in Canada, the Alberta Energy Utilities Board.

GOVERNMENT REGULATION

  Arch's operations are affected from time to time in varying degrees by political developments and governmental laws and regulations. Rates of production of oil and gas have for many years been subject to governmental conservation laws and regulations, and the petroleum industry has been subject to federal and state tax laws dealing specifically with it.

 Federal Income Tax

  Arch's operations are significantly affected by certain provisions of the federal income tax laws applicable to the petroleum industry. The principal provisions affecting Arch are those that permit Arch, subject to certain limitations, to deduct as incurred, rather than to capitalize and amortize, its domestic "intangible drilling and development costs" and to claim depletion on a portion of its domestic oil and gas properties based on 15% of its oil and gas gross income from such properties (up to an aggregate of 1,000 Bbls per day of domestic crude oil and/or equivalent units of domestic natural gas) even though Arch has little or no basis in such properties. Under certain circumstances, however, a portion of such intangible drilling and development costs and the percentage depletion allowed in excess of basis will be tax preference items that will be taken into account in computing Arch's alternative minimum tax.

 Environmental Matters

  Domestic oil and gas operations are subject to extensive federal regulation and, with respect to federal leases, to interruption or termination by governmental authorities on account of environmental and other considerations including the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"), also known as the "Superfund Law." The recent trend towards stricter standards in environmental legislation and regulation may continue, and this could increase costs to Arch and others in the industry. Oil and gas lessees are subject to liability for the costs of clean-up of pollution resulting from a lessee's operations, and may also be subject to liability for pollution damages. Arch maintains insurance against costs of clean-up operations, but is not fully insured against all such risks. A serious incident of pollution may also result in the Department of the Interior requiring lessees under federal leases to suspend or cease operation in the affected area.

  Arch's operations are also subject to numerous United States federal, state, and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment including CERCLA. Such laws and regulations, among other things, impose absolute liability on the lessee under a lease for the cost of clean-up of pollution resulting from a lessee's operations, subject the lessee to liability for pollution damages, may require suspension or cessation of operations in affected areas, and impose restrictions on the injection of liquids into subsurface aquifers that may contaminate groundwater. Such laws could have a significant impact on the operating costs of Arch, as well as the oil and gas industry in general. Federal, state and local initiatives to further regulate the disposal of oil and gas wastes are also pending in certain states, and these initiatives could have a similar impact on Arch.

  In the course of conducting its oil and gas operations in a prudent and safe manner, Arch from time to time incurs costs associated with environmental controls; however, Arch does not separately budget for environmental control costs. Arch does not believe that its environmental control costs for 1996 or 1997 were material to Arch and Arch does not anticipate any material costs related specifically to environmental controls in 1998.

 Other Laws and Regulations

  Various laws and regulations often require permits for drilling wells and also cover spacing of wells, the prevention of wasting oil and gas including maintenance of certain gas/oil ratios, rates of production and other matters. The effect of these laws and regulations, as well as other regulations that could be promulgated by the jurisdictions in which Arch has production, could be to limit the number of wells that could be drilled on Arch's properties and to limit the allowable production from the successful wells completed on Arch's properties, thereby limiting Arch's revenues.

  The FERC has recently embarked on regulatory initiatives relating to its jurisdiction over rates for natural gas gathering services provided by interstate pipelines and to the availability of market-based and other alternative rate mechanisms to such pipelines for transmission and storage services. Among the FERC initiatives is the creation of a pilot program to determine the effect on rates of lifting price caps on the rates for interruptible transportation, short-term firm transportation, and for transportation using capacity released by the firm transportation customers of interstate pipelines. In addition, the FERC has announced and implemented a policy allowing pipelines and transportation customers to negotiate rates above the otherwise applicable maximum lawful cost-based rates on the condition that the pipelines alternatively offer so-called recourse rates equal to the maximum lawful cost-based rates. This negotiated/recourse rate policy has been challenged in the United States Court of Appeals for the District of Columbia, and the appeal remains pending. With respect to gathering services, the FERC has issued orders declaring that certain facilities owned by interstate pipelines primarily perform a gathering function, and may be transferred to affiliated and non-affiliated entities that are not subject to the FERC's rate jurisdiction. These orders have been generally upheld on appeal to the courts. Arch cannot predict the ultimate outcome of these developments, nor the effect of these developments on transportation rates. Inasmuch as the rates for these pipeline services can affect the gas prices received by Arch for the sale of its production, the FERC's actions may have an impact on Arch. However, the impact should not be substantially different on Arch than it will be with respect to other similarly situated gas producers and sellers.

PROPERTIES

 General

  Arch's corporate headquarters occupy approximately 9,700 square feet of leased office space located in Fort Worth, Texas. In addition, Arch leases approximately 2,200 square feet of office space in Midland, Texas, APL leases approximately 4,900 square feet of office space in Calgary, Alberta, Canada, and Saginaw leases approximately 500 square feet of office space in Wichita Falls, Texas. Arch maintains field offices in Kermit, Texas, and in Eunice and Artesia, New Mexico.

 Oil and Gas Reserves

  A description of Arch's net quantity of oil and gas reserves is contained in the Unaudited Supplemental Oil and Gas Disclosures of the accompanying consolidated financial statements. All domestic oil and gas reserves were estimated by Ryder Scott, independent petroleum engineers, and are detailed in a report prepared for the exclusive use of Arch. Oil and gas reserves for APL were estimated by Ryder Scott and Sproule Associates Limited, both independent petroleum engineers in Canada in 1997 and 1996, respectively. All such estimations were made in accordance with regulations promulgated by the SEC. Such reserve reports are available for examination at Arch's corporate headquarters.

  Arch has no long-term supply or similar agreements with foreign governments or authorities. Arch has not filed with or included in reports to any federal authority or agency, other than the SEC, any estimate of total proved net oil and gas reserves since December 31, 1996. All of Arch's production, acreage and drilling activity is located in the United States and Western Canada.

  The following table sets forth a summary of Arch's oil and gas reserve quantities and present value of future net cash flows associated therewith at the dates indicated.

                                            UNITED
                                            STATES      CANADA       TOTAL
                                         ------------ ----------- ------------
Present value of discounted future net
 cash flows
 before income taxes
    December 31, 1997................... $ 60,289,500 $ 8,422,300 $ 68,711,800
    December 31, 1996...................  101,701,100  11,775,700  113,476,800
    December 31, 1995...................   64,296,200          --   64,296,200
Proved developed and undeveloped re-
 serves:
  Oil (Bbls)
    December 31, 1997...................    5,060,500     812,900    5,873,400
    December 31, 1996...................    3,861,000     856,900    4,717,900
    December 31, 1995...................    4,030,200          --    4,030,200
  Gas (Mcf)
    December 31, 1997...................   68,430,700   6,575,000   75,005,700
    December 31, 1996...................   59,120,900   1,136,000   60,256,900
    December 31, 1995...................   61,286,300          --   61,286,300
Proved developed reserves:
  Oil (Bbls)
    December 31, 1997...................    4,475,600     693,800    5,169,400
    December 31, 1996...................    3,128,400     809,900    3,938,300
    December 31, 1995...................    2,993,600          --    2,993,600
  Gas (Mcf)
    December 31, 1997...................   65,324,800   6,489,000   71,813,800
    December 31, 1996...................   54,981,200     504,000   55,485,200
    December 31, 1995...................   55,628,500          --   55,628,500

  The United States figures above exclude 1.9 Bcf, 8.7 Bcf and 11.9 Bcf of proved gas reserves and $436,400, $2,960,600 and $11,672,700 of discounted future net cash flows (after operating expenses and severance taxes) at December 31, 1997, 1996 and 1995, respectively, which were sold to Enron in the VPP. See the Unaudited Supplemental Oil and Gas Disclosures in the accompanying consolidated financial statements for key factors and additional information related to Arch's reserve estimates.

 Wells Drilled

  The following table sets forth the number of productive, dry and total wells drilled by or participated in by Arch since 1995. Gross wells refer to the total number of wells in which Arch has an interest. Net wells are the gross wells multiplied by Arch's working interest in each well. A dry well is one that is found to be incapable of producing commercial amounts of oil or gas, and a productive well is one that is not dry.

                                           GROSS WELLS           NET WELLS
                                       -------------------- --------------------
                                       PRODUCTIVE DRY TOTAL PRODUCTIVE DRY TOTAL
                                       ---------- --- ----- ---------- --- -----
Year Ended December 31, 1997:
  United States--Exploratory..........      2       1    3      1.5    1.0  2.5
  United States--Development..........    127       1  128     32.2     .5 32.7
  Canada--Exploratory.................     --       2    2       --    1.8  1.8
  Canada--Development.................      7      --    7      1.6     --  1.6
Year Ended December 31, 1996:
  United States--Exploratory..........      1       2    3       .3    1.3  1.6
  United States--Development..........    150      --  150     24.4     -- 24.4
  Canada--Exploratory.................      1       1    2       .3     .7  1.0
  Canada--Development.................      3      --    3      1.1     --  1.1
Year Ended December 31, 1995:
  United States--Exploratory..........     --       4    4       --    2.2  2.2
  United States--Development..........    110      --  110     13.4     -- 13.4
  Canada--Exploratory.................     --      --   --       --     --   --
  Canada--Development.................     --      --   --       --     --   --

 Leases and Wells Owned

  At December 31, 1997, Arch owned interests in the following acreage.

                                                   UNITED STATES CANADA   TOTAL
                                                   ------------- ------- -------
Developed acres:
  Gross...........................................    67,017      35,223 102,240
  Net.............................................    16,950       3,810  20,760
Undeveloped acres:
  Gross...........................................    74,435     106,705 181,140
  Net.............................................    23,452      51,777  75,229

  As of December 31, 1997, Arch's interests in wells owned were as follows:

                                                           UNITED
                                                TOTAL      STATES      CANADA
                                             ----------- ----------- -----------
                                             GROSS  NET  GROSS  NET  GROSS  NET
                    TYPE                     WELLS WELLS WELLS WELLS WELLS WELLS
                    ----                     ----- ----- ----- ----- ----- -----
Oil......................................... 1,209 363.7 1,076 344.8  133  18.9
Gas.........................................   134  62.8   131  62.2    3   0.6
                                             ----- ----- ----- -----  ---  ----
                                             1,343 426.5 1,207 407.0  136  19.5
                                             ===== ===== ===== =====  ===  ====

 Production

  The following table reflects net quantities of oil (including condensate and natural gas liquids) and of gas produced by Arch, the average price received per barrel of oil and per Mcf of gas and the average production (lifting) cost per equivalent barrel.

                                                 1997       1996       1995
                                              ---------- ---------- ----------
Oil volumes (Bbl):
  United States..............................    528,400    459,300    382,100
  Canada.....................................    128,600    120,300         --
                                              ---------- ---------- ----------
    Total....................................    657,000    579,600    382,100
                                              ========== ========== ==========
Average Oil Prices (U.S.$/Bbl):
  United States.............................. $    19.47 $    21.59 $    17.28
  Canada.....................................      19.17      18.81         --
    Composite................................ $    19.41 $    21.02 $    17.28
Gas volumes (Mcf):
  United States (1)..........................  5,076,500  6,596,400  7,382,900
  Canada.....................................    182,500    152,200         --
                                              ---------- ---------- ----------
    Total....................................  5,259,000  6,748,600  7,382,900
                                              ========== ========== ==========
Average Gas Prices (U.S.$/Mcf):
  United States (1).......................... $     2.10 $     1.73 $     1.32
  Canada.....................................       1.08       1.06         --
    Composite................................ $     2.07 $     1.72 $     1.32
Average Lifting Cost per Equivalent Bar-
 rel(2):
  United States.............................. $     5.76 $     4.87 $     4.45
  Canada.....................................       6.47       4.80         --
    Composite................................ $     5.83 $     4.86 $     4.45

--------
(1) Includes production payment natural gas volumes (Mcf) of 1,713,900, 2,751,100 and 3,090,400 at an average price of $1.20, $0.83 and $1.11 for the years ended December 31, 1997, 1996 and 1995, respectively.
(2) Equivalent barrels are calculated using a conversion factor of six Mcf of gas to one barrel of oil. Costs include severance and ad valorem taxes.

LEGAL PROCEEDINGS

  From time to time Arch is involved in litigation arising in the normal course of business. In the opinion of management, Arch's ultimate liability, if any, from lawsuits currently pending would not materially affect Arch's financial condition or operations.

MARKET FOR ARCH COMMON STOCK AND RELATED STOCKHOLDER MATTERS

  Arch Common Stock trades on the Nasdaq National Market under the symbol "ARCH". The following table sets forth the high and low prices of Arch Common Stock as reported by Nasdaq for each quarterly period in 1996 and 1997 and for the first quarter of 1998. These price quotations represent prices between dealers, do not include retail mark ups, mark downs, commissions or other adjustments and do not necessarily represent actual transactions.

                                                                    MARKET PRICE
                                                                    -------------
FISCAL YEAR ENDED DECEMBER 31,                                       HIGH   LOW
------------------------------                                      ------ ------
1996
  First Quarter.................................................... $2.938 $1.938
  Second Quarter...................................................  2.688  2.000
  Third Quarter....................................................  2.750  1.688
  Fourth Quarter...................................................  3.031  2.250
1997
  First Quarter.................................................... $3.375 $2.250
  Second Quarter...................................................  3.281  2.438
  Third Quarter....................................................  3.875  2.938
  Fourth Quarter...................................................  3.688  2.219
1998
  First Quarter.................................................... $2.750 $2.000
  Second Quarter (through June 10).................................  2.625  2.000

  On May 28, 1998 (the day before the public announcement of the signing of the Merger Agreement), the closing sales price of Arch Common Stock was $2.47 per share and on June 10, 1998, the closing sales price was $2.00 per share.

  There were approximately 1,400 stockholders of record of Arch Common Stock as of June 10, 1998.

  The following table sets forth, as of June 10, 1998, the shares of Arch Common Stock (including securities currently convertible into Arch Common Stock) held by persons known by Arch to be the beneficial owner of more than 5% of any class of Arch's common equity, each director of Arch, and all directors and officers of Arch as a group, and the effect the Merger would have on such holdings by such persons:

                                          PERCENTAGE  SHARES OF POGO PERCENTAGE
                             SHARES OF    OF CLASS OF  COMMON STOCK  OF CLASS OF
                            ARCH COMMON   ARCH COMMON TO BE RECEIVED POGO COMMON
           NAME             STOCK HELD     STOCK (9)    IN MERGER     STOCK (10)
           ----             -----------   ----------- -------------- -----------
The Travelers Indemnity
 Company..................   5,454,547(1)    20.7%       524,454         1.3%
 One Tower Square, 9PB
 Hartford, Connecticut
 06183-2030
CIGNA Corporation.........   2,841,106(2)    10.8%       273,172           *
 900 Cottage Grove Road,
 S-307
 Hartford, Connecticut
 06152-2307
The Lincoln National Life
 Insurance Company........     795,255(3)     3.0%        76,463           *
 Renaissance Square
 200 East Berry Street
 Fort Wayne, Indiana 46802
Threshold Development
 Company..................   2,400,914       13.9%       230,847           *
 777 Taylor Street, Suite
 II-D
 Fort Worth, Texas 76102
Amon G. Carter Foundation.     900,000        5.2%        86,535           *
 500 West 7th Street,
 Suite 1212
 Fort Worth, Texas 76102
Johnny Vinson.............   3,061,464(4)    17.7%       294,359           *
 777 Taylor Street, Suite
 II-A
 Fort Worth, Texas 76102
Larry Kalas...............     556,786        3.2%        53,534           *
 777 Taylor Street, Suite
 II-A
 Fort Worth, Texas 76102
Randall W. Scroggins......   2,730,914(4)    15.8%       262,577           *
 777 Taylor Street, Suite
 II-A
 Fort Worth, Texas 76102
Fred Cantu................     130,000(5)       *         12,499           *
 777 Taylor Street, Suite
 II-A
 Fort Worth, Texas 76102
Troy O. Welch.............      55,500(6)       *          2,451           *
 777 Taylor Street, Suite
 II-A
 Fort Worth, Texas 76102
Dale R. Haley.............       7,900          *            759           *
 BJ Services Company,
 U.S.A.
 309 West 7th Street,
 Suite 1520
 Fort Worth, Texas 76102
Richard O. Harris.........      34,000(7)       *          3,269           *
 807 Indiana Street
 Wichita Falls, Texas
 76301

                                         PERCENTAGE  SHARES OF POGO PERCENTAGE
                            SHARES OF    OF CLASS OF  COMMON STOCK  OF CLASS OF
                           ARCH COMMON   ARCH COMMON TO BE RECEIVED POGO COMMON
           NAME            STOCK HELD     STOCK (9)    IN MERGER     STOCK (10)
           ----            -----------   ----------- -------------- -----------
C. Randall Hill...........     20,000(8)       *          1,923           *
 Vista Resources, Inc.
 550 W. Texas Avenue,
 Suite 700
 Midland, Texas 79701
All Directors and Execu-    4,165,650       24.0%       400,527         1.0%
 tive Officers of Arch as
 a Group (8 persons)......

--------
*  less than 1%
(1) Consists of 4,363,640 shares of Arch Common Stock issuable upon conversion of shares of Arch Preferred Stock beneficially owned by The Travelers Indemnity Company and 1,090,909 shares of Arch Common Stock issuable upon conversion of $3.0 million original principal amount of the Arch Notes beneficially owned by The Travelers Life and Annuity Company. Currently, The Travelers Indemnity Company owns 60% of the outstanding Arch Preferred Stock.
(2) Consists of 1,874,545 shares of Arch Common Stock issuable upon conversion of shares of Arch Preferred Stock beneficially owned by CIGNA Mezzanine Partners III, L.P. ("Mezzanine"), 468,727 shares of Arch Common Stock issuable upon conversion of $1,289,000 original principal amount of the Arch Notes beneficially owned by Mezzanine, 398,295 shares of Arch Common Stock issuable upon conversion of shares of Arch Preferred Stock beneficially owned by Connecticut General Life Insurance Company ("CGLIC"), and 99,539 shares of Arch Common Stock issuable upon conversion of $273,734 original principal amount of the Arch Notes beneficially owned by CGLIC. Currently, Mezzanine and CGLIC collectively own 31.3% of the outstanding Arch Preferred Stock. CGLIC and the general partner of Mezzanine are wholly owned subsidiaries of CIGNA Corporation. CIGNA Investments, Inc. ("CII"), a wholly owned subsidiary of CIGNA Corporation, has voting control with respect to shares owned by Mezzanine, and CIGNA Investment Advisory Company, Inc., a wholly owned subsidiary of CIGNA Corporation, has voting control with respect to shares owned by CGLIC.
(3) Consists of 636,250 shares of Arch Common Stock issuable upon conversion of shares of Arch Preferred Stock and 159,000 shares of Arch Common Stock issuable upon conversion of $437,266 original principal amount of the Arch Notes. Currently, The Lincoln National Life Insurance Company ("Lincoln National") owns 8.7% of the outstanding Arch Preferred Stock. Pursuant to an Investment Administration Agreement, dated January 1, 1998, between CII and Lincoln National, CII has voting (but not dispositive) control over the shares owned by Lincoln National.
(4) Includes 2,400,914 shares of Arch Common Stock owned of record by TDC. Messrs. Vinson and Scroggins, by virtue of their ownership of shares of TDC and their positions as officers or directors of TDC, control the voting and disposition of shares of Arch Common Stock owned by TDC, and, therefore, each are deemed to beneficially own those shares.
(5) Includes options currently exercisable for 40,000 shares of Arch Common
    Stock.
(6) Includes options currently exercisable for 30,000 shares of Arch Common Stock and options for 20,000 shares of Arch Common Stock that will become exercisable upon consummation of the Merger.
(7) Includes options currently exercisable for 16,690 shares of Arch Common
    Stock.
(8) Consists solely of options to acquire shares of Arch Common Stock.
(9) Percentages for The Travelers Indemnity Company, CIGNA Investments, Inc. and The Lincoln National Life Insurance Company are calculated using the aggregate number of shares of Arch Common Stock assumed to be outstanding upon conversion of all of the Arch Preferred Stock and the Arch Notes. Percentages for all others calculated using the aggregate number of shares of Arch Common Stock outstanding as of June 10, 1998.
(10) Based upon 40,100,000 shares of Pogo Common Stock estimated to be outstanding upon consummation of the Merger.

  As of June 10, 1998, Messrs. Cantu, Harris, Hill and Welch owned options to acquire 40,000, 16,690, 20,000, and 50,000 shares of Arch Common Stock, respectively. Pursuant to the Merger Agreement, all such options to acquire Arch Common Stock will become options to acquire Pogo Common Stock upon consummation of the Merger. Consequently, at the time of the Merger, the options held by Messrs. Cantu, Harris, Hill and Welch will become exercisable for 3,846, 1,604, 1,923 and 4,807 shares of Pogo Common Stock, respectively. See "The Merger--Treatment of Arch Stock Options."

SELECTED FINANCIAL DATA

  The selected financial information set forth below was derived from the consolidated financial statements of Arch included elsewhere in this Proxy Statement/Prospectus and should be read in conjunction with such financial statements, including the notes thereto, and with "Management's Discussion and Analysis of Financial Condition and Results of Operations of Arch." Selected unaudited financial data for the three months ended March 31, 1998 and 1997 include all adjustments (consisting only of normally recurring adjustments) that Arch considers necessary for a fair presentation of consolidated operating results and financial position for such interim periods. Results for the interim periods are not necessarily indicative of results for the full year.

                          THREE MONTHS
                          ENDED MARCH
                              31,                YEAR ENDED DECEMBER 31,
                         --------------- -----------------------------------------
                          1998    1997    1997    1996    1995     1994     1993
                         ------  ------- ------- ------- -------  -------  -------
                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
OPERATING DATA:
  Operating revenues(1). $5,891  $33,142 $80,862 $99,926 $66,590  $82,696  $44,148
  Oil and gas sales.....  4,538    6,520  23,622  23,748  16,379    8,730    8,105
  Pipeline sales........  1,227   26,441  51,392  74,309  49,249   73,525   35,572
  Exploration expense...     88       75   1,134     593     898    1,641      157
  Net income (loss).....   (803)     900   2,828   3,022    (164)  (1,830)     176
  Preferred stock
   dividends............    400      400   1,600   1,600   1,600      311       --
  Net income (loss)
   available per common
   share--basic and
   diluted(2)...........  (0.07)    0.03    0.07    0.08   (0.10)   (0.12)    0.01
  Weighted average
   common shares
   outstanding.......... 17,322   17,289  17,294  17,159  17,141   17,183   17,054
BALANCE SHEET DATA:
  Cash and cash
   equivalents.......... $1,382  $ 3,068 $ 2,160 $ 3,192 $ 2,574  $ 1,553  $ 1,579
  Total assets.......... 93,737   95,361  93,171 101,039  79,672   78,025   51,069
  Deferred revenue......  1,222   12,009   2,123  12,528  16,037   20,690   21,499
  Non-recourse
   production payment
   obligation........... 14,545       --  13,317      --      --       --       --
  Long-term debt, less
   current maturities... 32,000   29,937  30,000  30,134  17,821    9,632    6,500
  Convertible
   subordinated notes...  5,000    5,000   5,000   5,000   5,000    5,000       --
  Convertible preferred
   stock................ 20,000   20,000  20,000  20,000  20,000   20,000       --
  Shareholder's
   equity(3)............  8,966    9,477  10,138   9,065   7,595    9,490   11,679

--------
(1) Operating revenues for 1997 include a gain of $5,046,000 from the sale of Onyx. See "Information Regarding Arch--Business of Arch" and Note 3 to Arch's consolidated financial statements included elsewhere in this Proxy Statement/Prospectus. Operating revenues for 1996 include a gain of $1,037,000 from the sale of certain oil and gas properties. See Note 2 to Arch's consolidated financial statements.
(2) Earnings per share amounts for 1996 and prior years have been restated to conform with SFAS No. 128 presentation requirements.
(3) No cash dividends were declared or paid on Arch Common Stock during any of the periods presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
             FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF ARCH

  With the exception of historical information, the matters discussed herein are forward-looking statements that involve risks and uncertainties including, but not limited to, oil and gas price fluctuations, economic conditions, reserve estimates, interest rate fluctuations, regulatory and political environments, estimated volumes of gas to be delivered pursuant to the VPP and other risks indicated in filings with the SEC.

  Arch operates in an industry that is subject to price volatility. Cash flows from operations may be affected to a significant degree by fluctuations in prices that are brought on by factors beyond Arch's control.

  The discussion of results of operations of Arch for the years ended December 31, 1997, 1996 and 1995 set forth below should be read in conjunction with Arch's consolidated financial statements included elsewhere in this Proxy Statement/Prospectus.

RESULTS OF OPERATIONS

 Three months ended March 31, 1998 compared to three months ended March 31,
1997

  Arch recorded a net loss before dividends of $803,000 in 1998 as compared to net income of $900,000 before dividends in 1997. Total revenues and expenses decreased as a result of diminished natural gas pipeline segment operations after the sale of a pipeline subsidiary effective June 30, 1997. Net income was decreased primarily as a result of lower oil and gas prices during 1998.

  Revenues from oil and gas sales decreased $1,982,000 in 1998 as compared to 1997. Oil production increased to 161,000 barrels in 1998 as compared to 142,000 barrels in 1997, resulting in a $414,000 sales increase. Arch has begun realizing production from new wells drilled during 1997. The average price received for oil was $14.50 per barrel in 1998 as compared to $22.03 per barrel in 1997, resulting in a $1,210,000 sales decrease. Gas production in 1998 decreased to 1,376,000 Mcf as compared to 1,513,000 Mcf in 1997, resulting in a $307,000 sales decrease. The decrease in gas production is attributable primarily to the reduced allowable production from the Keystone. The average price received for gas decreased to $1.60 per Mcf in 1998 as compared to $2.24 per Mcf in 1997, resulting in a $879,000 sales decrease. The average price received for gas excluding certain production payment volumes was $1.82 per Mcf in 1998 as compared to $3.12 per Mcf in 1997.

  Lease operating expenses ("LOE") related to oil and gas properties increased $228,000 as a result of the new wells drilled during 1998 and general increases in the cost of field services. Lifting costs per equivalent barrel increased in 1998 to $5.97 from $5.33 in 1997 as a result of increases in the cost of services as well as decreased gas production from Keystone. Interest expense increased $97,000 in 1998 due entirely to interest associated with the accounting treatment of volume deficiencies related to the production payment obligation. Interest related to the production payment obligation of $339,000 and $224,000 in 1998 and 1997, respectively, is a non-cash item that is added back to cash flows in the Consolidated Statements of Cash Flows.

 Year ended December 31, 1997 compared to year ended December 31, 1996

  Arch recorded net income before dividends of $2,828,000 in 1997 as compared to net income of $3,022,000 before dividends in 1996. Total revenues and expenses decreased as a result of diminished natural gas pipeline segment operations after the sale of Onyx effective June 30, 1997. Net income decreased primarily as a result of lower oil and gas prices during 1997.

  Revenues from oil and gas sales decreased $126,000 in 1997 as compared to 1996. Oil production increased to 657,000 barrels in 1997 as compared to 580,000 barrels in 1996, resulting in a $1,622,000 sales increase. The average price received for oil was $19.41 per barrel in 1997 as compared to $21.02 per barrel in 1996, resulting in a $1,052,000 sales decrease. Gas production in 1997 decreased to 5,259,000 Mcf as compared to 6,749,000 Mcf in 1996, resulting in a $2,553,000 sales decrease. The decrease in gas production is attributable primarily to the reduced allowable production from Keystone. The average price received for gas increased to $2.07 per Mcf in 1997 as compared to $1.72 per Mcf in 1996, resulting in a $1,857,000 sales increase. The average price received for gas excluding certain production payment volumes was $2.72 per Mcf in 1997 as compared to $2.32 Mcf in 1996.

  LOE related to oil and gas properties increased $680,000 as a result of the new wells drilled during 1997 and general increases in the cost of services. Lifting costs per equivalent barrel increased in 1997 to $5.83 from $4.86 in 1996, primarily as a result of decreased gas production from Keystone. Exploration expense increased $541,000 as a result of three uneconomic exploratory wells drilled by Arch during the current year.

  Depletion, depreciation and amortization increased only $207,000 in 1997 primarily as a result of the decreased gas production from Keystone. General and administrative expenses remained relatively constant primarily as a result of the Onyx sale effective June 30, 1997. Interest expense increased $1,183,000 in 1997 due to interest of $1,049,000 related to the Remedy Adjustment. See "--Liquidity and Capital Resources."

  Arch recognizes a deferred tax asset in APL. No valuation allowance was provided against this deferred tax asset since it is management's belief that it is more likely than not that this deferred tax asset will be utilized. See
Note 8 to Arch's consolidated financial statements.

 Year ended December 31, 1996 compared to year ended December 31, 1995

  Arch recorded net income before dividends of $3,022,000 in 1996 as compared to a net loss of $164,000 before dividends in 1995. Net income increased due to higher oil and gas sales and improved margins on pipeline sales. In addition, Arch recognized a pre-tax gain of $1,037,000 on the sale of certain oil and gas properties located in West Texas, in April 1996. There was also a corresponding increase in almost all categories of costs and expenses.

  Pipeline sales increased $25,060,000 in 1996 as compared to 1995, but were offset by an increase in natural gas purchases of $24,450,000. The increase in sales and purchases is due primarily to the increase in the cost of gas that averaged $2.19 per Mcf in 1996 as compared to $1.52 per Mcf in 1995. During 1996, natural gas was sold at an average price of $2.38 per Mcf as compared to $1.58 per Mcf in 1995. Gross margin increased by $610,000 in 1996 to $3,000,000.

  Revenues from oil and gas sales increased $7,369,000 in 1996 as compared to 1995. Oil and gas revenues attributable to APL were $2,425,000 during 1996. Increased production from the New Mexico properties as a result of the development and exploitation program and higher average oil and gas prices also contributed to the increase in sales. Oil production increased to 580,000 barrels in 1996 as compared to 382,000 barrels in 1995, resulting in a $3,414,000 sales increase. The increase in oil production is due to Arch's successful drilling and development program in New Mexico as well as the APL production (120,000 barrels). The average price received for oil was $21.02 per barrel in 1996 as compared to $17.28 per barrel in 1995, resulting in a $2,163,000 sales increase. Gas production in 1996 decreased to 6,749,000 Mcf as compared to 7,383,000 Mcf in 1995, resulting in a $840,000 sales decrease. The decrease in gas production is attributable primarily to the reduced allowable production from Keystone. The average price received for gas increased to $1.72 per Mcf in 1996 as compared to $1.32 per Mcf in 1995, resulting in a $2,632,000 sales increase. The average price received for gas excluding certain production payment volumes was $2.32 per Mcf in 1996.

  LOE related to oil and gas properties increased $905,000 primarily as a result of the addition of the APL operations. LOE was $699,000 for APL during 1996. New wells successfully completed in New Mexico also added to LOE. Lifting costs per equivalent barrel (including APL operations) increased in 1996 to $4.86 from $4.45 in 1995. Exploration expense decreased $305,000 in 1996 as compared to 1995. Depletion, depreciation and amortization ("DD&A") increased $1,515,000 in 1996 as a result of increased production, primarily from the New Mexico operations, as well as the added APL operations. DD&A was $1,139,000 for APL in 1996.

  General and administrative expenses increased $852,000 in 1996 as compared to 1995, as a result of increased personnel costs and the addition of APL. General and administrative expense was $589,000 for APL in 1996. Interest expense increased $992,000 as a result of the increased outstanding bank debt during 1996.

  For the years ended December 31, 1996 and 1995, Arch recorded a provision (benefit) for income taxes of $1,438,000 and ($86,000), respectively, resulting in effective tax rates of 32.3% and (34.0%). Arch's provision for income taxes was less than the statutory federal rate of 34% due to statutory depletion deductions in 1996. Arch also recognized a deferred tax asset related to APL. No valuation allowance was provided against this deferred tax asset since it was management's belief that it was more likely than not that this deferred tax asset would be utilized. See Note 8 to Arch's consolidated financial statements.

LIQUIDITY AND CAPITAL RESOURCES

  Arch presently has borrowing capacity under two separate revolving credit facilities: the Third Restated Revolving Credit Loan Agreement among Arch and Bank One, Texas, NA, the U.S. Agent bank, and other lenders (the "Domestic Revolver"), and the Credit Agreement among APL and Bank of Montreal, the Canadian Agent bank (the "Canadian Revolver" and together with the Domestic Revolver, the "Revolvers"). The lenders under the Revolvers, including the U.S. Agent bank and the Canadian Agent bank, are referred to collectively as the "Lenders."

  The Revolvers are in place for use by Arch at its discretion for certain activities including drilling, development and acquisition of oil and gas properties. Arch has borrowed $18.0 million and $14.0 million against the Domestic Revolver and Canadian Revolver at March 31, 1998, respectively. The borrowing base is the amount that the Lenders commit to loan to Arch based on the designated loan value established by the Lenders at their sole discretion and assigned to certain of Arch's oil and gas properties which serve as collateral for any loan which may be outstanding under the Revolvers. The aggregate borrowing capacity under the Revolvers is $50.0 million. The borrowing base is currently allocated $23.0 million to the Domestic Revolver and $14.0 million to the Canadian Revolver. The borrowing base under the Revolvers is reviewed semiannually by the Lenders at their discretion. A commitment fee of one half of one percent of the unused borrowing base accrues and is payable quarterly. Both of the Revolvers mature on May 1, 1999. Borrowings under the Revolvers will, at Arch's option, bear interest either at the Lenders' Base Rate or a rate based on the London Interbank Offered Rate (LIBOR). The effective interest rate on the Revolvers was 8.3% at March 31, 1998.

  The Revolvers contain standard covenants generally found in lending agreements. Among other things, these covenants prohibit the declaration and payment of cash dividends on Arch's Common Stock. In addition, the covenants stipulate the maintenance of financial criteria including: a minimum level of net worth, a certain current ratio, a certain debt to net worth ratio and a defined net income in excess of scheduled interest and principal payments. Arch is currently in compliance with the covenants in the Revolvers. Arch has no other unused lines of credit.

  Arch sold 727,273 shares of Arch Preferred Stock having a liquidation preference of $20.0 million and $5.0 million original principal amount of the Arch Notes to certain institutional investors in 1994. The Arch Preferred Stock accrues annual dividends at the rate of $2.20 per share, payable semiannually. The Arch Notes bear interest at 9.75% per annum, and interest on the unpaid principal balance thereof is payable quarterly.

  The VPP sold to Enron generated $24.3 million cash in 1992. Arch contracted to deliver to Enron the equivalent of approximately 17.9 Bcf of natural gas volumes from Keystone beginning December 1, 1992. Arch is responsible for all costs of production, development and marketing of these dedicated gas volumes. The VPP gas reserves dedicated to Enron are excluded from the Unaudited Supplemental Oil and Gas Disclosures, contained elsewhere in this Proxy Statement/Prospectus.

  Certain rulings by the RRC in May 1993 and in April 1997, which affected all the Keystone operators, curtailed the production of natural gas from this field. These production curtailments created delays in Arch's scheduled volume deliveries to Enron. The VPP provides a mechanism to remedy both under and over delivery of scheduled volumes. The under deliveries of production payment volumes are converted into a volumetric obligation which is denominated in dollars (the "Remedy Adjustment"), and which is calculated on a monthly basis by multiplying the deficient volumes by the market price of the gas at the end of that month. In addition, the VPP provides for interest at 10% per year on the outstanding Remedy Adjustment. This Remedy Adjustment is satisfied by proceeds received from the sale of dedicated hydrocarbons from Keystone in excess of the future scheduled volume deliveries. Arch remitted $0.3 million, $1.2 million and $1.2 million to Enron during 1997, 1996 and 1995, respectively, in satisfaction of a portion of the Remedy Adjustment.

  In April 1997, the RRC imposed further production limitations of natural gas from Keystone. It became evident at that time that Arch would incur significant future deficiencies and interest under the VPP. Accordingly, in 1997 Arch reclassified amounts due under the Remedy Adjustment from Deferred revenue to Non-recourse production payment obligation in the accompanying financial statements. At December 31, 1997, Arch treated the past deficiencies as a repurchase of the volumetric production payment and therefore approximately 6.0 Bcf associated with these deficiencies were restored to Arch's Unaudited Supplemental Oil and Gas disclosures, herein.

  Arch anticipates that the RRC will continue to impose production limitations for Keystone in 1998 that will create additional deficiencies in scheduled volume deliveries. The scheduled volumes deliverable during 1998 under the VPP are approximately 1.9 Bcf. In 1997, interest expense of $1.0 million relating to the Remedy Adjustment is reflected in the accompanying consolidated financial statements of Arch. See "Risk Factors--Governmental Regulation and Environmental Risks."

  In 1997, Arch's chief sources of funds were: $8.1 million from the sale of Onyx, $6.3 million from operations and $1.4 million (net) from the Revolvers. These funds were primarily used to: fund $11.1 million of domestic drilling, primarily in New Mexico and North Texas, $3.1 million for the drilling of new wells in Canada, including construction of supporting facilities and pipelines and $1.6 million for dividends on the Arch Preferred Stock.

  Arch has budgeted approximately $16.6 million for oil and gas capital expenditures program in 1998. Currently, Arch plans to drill approximately thirty new wells and the recompletion of approximately twenty-one existing wells in the United States in 1998 for approximately $7.1 million. Of these planned development efforts, eight new wells and fifteen recompletion wells are located in southeast New Mexico and are expected to cost approximately $4.7 million to complete. In Western Canada, Arch currently plans to drill eighteen new wells at an estimated cost of approximately $9.5 million.

  In addition to its existing business of gas transportation and marketing, Saginaw is evaluating its participation in several power generation projects. Most of these projects represent opportunities for profitable activities in Arch's existing lines of business while adding another dimension to Arch's future potential.

  Arch believes that it has sufficient cash flows and available borrowing base under the Revolvers to fund its anticipated drilling, development and acquisition programs for 1998 as well as its debt service and preferred stock dividend requirements. Additionally, Arch expects to meet its current operating cash requirements from cash flows provided by current operations.

IMPACT OF THE YEAR 2000 ISSUE

  The Year 2000 Issue is whether a company's computer systems will properly recognize date sensitive information when the year changes to 2000, or "00." Systems that do not properly recognize such information could generate erroneous data or cause a system to fail. Arch uses purchased software programs for a variety of functions, including general ledger, accounts payable and accounts receivable accounting packages and reserve analysis. Responsibility for Year 2000 compliance has been analyzed and testing is currently ongoing for many of the financial and reserves applications and individual work stations. Preliminary tests on applications have proven them to be compliant, but further testing is warranted. Arch believes that the Year 2000 Issue will not pose significant operational problems for Arch's computer systems and, therefore, will not have a material impact on the financial position or the operations of Arch.

                                 LEGAL MATTERS

  Certain legal matters in connection with the Merger and the shares of Pogo Common Stock and Rights issued in connection with the Merger are being passed on for Pogo by Gerald A. Morton, Vice President--Law and Corporate Secretary of Pogo.

                                    EXPERTS

  The consolidated financial statements of Pogo in the Pogo Annual Report on Form 10-K for the year ended December 31, 1997, incorporated by reference in this Proxy Statement/Prospectus have been audited by Arthur Andersen LLP, independent accountants, as indicated in their report with respect thereto, and are included in such Pogo Form 10-K and has been incorporated by reference herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said report.

  The consolidated financial statements of Arch as of December 31, 1997 and for the year ended December 31, 1997, included in this Proxy Statement/Prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent accountants, as set forth in their report, and has been included herein in reliance upon the authority of such firm as experts in accounting and auditing in giving said report.

  The consolidated financial statements of Arch as of December 31, 1996 and for the years ended December 31, 1996 and 1995, included in this Proxy Statement/Prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of such firm as experts in auditing and accounting.

  Arthur Andersen LLP, tax advisor, has delivered an opinion to Arch regarding certain tax consequences related to the Merger. In addition, Arthur Andersen LLP, tax advisor, has prepared the disclosure set forth in this Proxy Statement/Prospectus under "The Merger--Certain Federal Income Tax Consequences of the Merger." See "The Merger--Certain Federal Income Tax Consequences of the Merger."

                         INDEX TO FINANCIAL STATEMENTS

ARCH PETROLEUM INC. AND SUBSIDIARIES
  Report of Independent Public Accountants--Arthur Andersen LLP...........  F-2
  Report of Independent Accountants--Price Waterhouse LLP.................  F-3
  Consolidated Balance Sheets at March 31, 1998 (unaudited) and December
   31, 1997 and 1996......................................................  F-4
  Consolidated Statements of Operations for the three months ended March
   31, 1998 and 1997 (unaudited)..........................................  F-5
  Consolidated Statements of Operations for each of the three years in the period ended December 31, 1997.........................................  F-6
  Consolidated Statements of Changes in Shareholders' Equity for each of the three years in the period ended December 31, 1997 and for the three months ended March 31, 1998 (unaudited)................................  F-7
  Consolidated Statements of Cash Flows for the three months ended March
   31, 1998 and 1997 (unaudited)..........................................  F-8
  Consolidated Statements of Cash Flows for each of the three years in the period ended December 31, 1997.........................................  F-9
  Notes to Consolidated Financial Statements.............................. F-10
  Unaudited Supplemental Oil and Gas Disclosures.......................... F-27

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Arch Petroleum Inc.

  We have audited the accompanying consolidated balance sheet of Arch Petroleum Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Arch Petroleum Inc. and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for the year then ended, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Fort Worth, Texas
April 15, 1998

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Shareholders and Board of Directors of Arch Petroleum Inc.

  In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Arch Petroleum Inc. and its subsidiaries at December 31, 1996 and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Price Waterhouse LLP

Fort Worth, Texas
March 25, 1997

                              ARCH PETROLEUM INC.

                          CONSOLIDATED BALANCE SHEETS

                                         MARCH 31,    DECEMBER 31,  DECEMBER 31,
                                            1998          1997          1996
                                        ------------  ------------  ------------
                ASSETS                  (UNAUDITED)
                ------                  -----------
 Current Assets:
   Cash and cash equivalents..........  $  1,382,000  $  2,160,000  $  3,192,000
   Accounts receivable--trade.........     2,881,000     3,585,000    15,948,000
   Accounts receivable--related
    parties...........................       613,000       729,000       423,000
   Prepaid expenses and other.........       399,000       544,000       968,000
                                        ------------  ------------  ------------
     Total current assets.............     5,275,000     7,018,000    20,531,000
 Property and Equipment, at cost:
   Oil and gas properties accounted
    for by successful efforts method..   102,464,000    99,178,000    81,620,000
   Natural gas pipelines..............     5,940,000     5,657,000    12,361,000
   Furniture, fixtures and other
    equipment.........................     1,043,000     1,033,000     1,038,000
                                        ------------  ------------  ------------
                                         109,447,000   105,868,000    95,019,000
   Less accumulated depletion,
    depreciation and amortization.....    26,870,000    25,320,000    19,617,000
                                        ------------  ------------  ------------
     Net property and equipment.......    82,577,000    80,548,000    75,402,000
 Accounts receivable--related parties.     1,458,000     1,406,000     1,403,000
 Notes receivable--related parties....     1,905,000     1,874,000     1,759,000
 Deferred income taxes................     1,640,000     1,511,000       705,000
 Other................................       882,000       814,000     1,239,000
                                        ------------  ------------  ------------
                                        $ 93,737,000  $ 93,171,000   101,039,000
                                        ============  ============  ============
 LIABILITIES AND SHAREHOLDERS' EQUITY
 ------------------------------------
 Current Liabilities:
   Accounts payable...................  $  5,563,000  $  6,239,000  $ 16,193,000
   Accounts payable--related parties..            --            --     1,971,000
   Current maturities of long-term
    debt..............................            --            --     1,119,000
   Preferred stock dividends payable..       711,000       311,000       311,000
                                        ------------  ------------  ------------
     Total current liabilities........     6,274,000     6,550,000    19,594,000
 Long-term debt, less current
  maturities..........................    32,000,000    30,000,000    30,134,000
 Non-recourse production payment
  obligation..........................    14,545,000    13,317,000            --
 Deferred revenue.....................     1,222,000     2,123,000    12,528,000
 Convertible subordinated notes.......     5,000,000     5,000,000     5,000,000
 Deferred federal income taxes........     5,431,000     5,770,000     3,450,000
 Other liabilities....................       299,000       273,000       186,000
 Minority interest in consolidated
  subsidiaries........................            --            --     1,082,000
 Exchangeable convertible preferred
  stock, $.01 par value, 727,273
  shares authorized, issued and
  outstanding.........................    20,000,000    20,000,000    20,000,000
 Shareholders' Equity:
   Preferred stock, $.01 par value,
    1,000,000 shares authorized,
    727,273 issued as exchangeable
    convertible preferred stock.......            --            --            --
   Common stock, $.01 par value,
    50,000,000 shares authorized,
    17,321,804, 17,321,804 and
    17,271,804 shares issued and
    outstanding, respectively.........       173,000       173,000       172,000
   Additional paid-in capital.........     6,137,000     6,137,000     6,012,000
   Employee notes for stock purchases.    (1,064,000)   (1,047,000)   (1,022,000)
   Treasury stock, 100,000 shares.....      (206,000)     (206,000)     (206,000)
   Cumulative translation adjustment..      (171,000)     (219,000)       37,000
   Retained earnings..................     4,097,000     5,300,000     4,072,000
                                        ------------  ------------  ------------
     Total shareholders' equity.......     8,966,000    10,138,000     9,065,000
                                        ------------  ------------  ------------
 Commitments and contingencies (Note
  11).................................            --            --            --
                                        $ 93,737,000  $ 93,171,000  $101,039,000
                                        ============  ============  ============

  The accompanying notes are an integral part of these consolidated financial statements.

                              ARCH PETROLEUM INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                  (UNAUDITED)

                                                           THREE MONTHS ENDED
                                                               MARCH 31,
                                                         -----------------------
                                                            1998         1997
                                                         -----------  ----------
REVENUES:
  Oil and gas sales....................................  $ 4,538,000  $6,520,000
  Pipeline sales.......................................    1,227,000  26,441,000
  Interest and other...................................      126,000     181,000
                                                         -----------  ----------
                                                           5,891,000  33,142,000
COSTS AND EXPENSES:
  Oil and gas lease operations.........................    2,330,000   2,102,000
  Natural gas purchases and pipeline operations........    1,160,000  25,323,000
  Exploration..........................................       88,000      75,000
  Depletion, depreciation and amortization.............    1,582,000   1,667,000
  General and administrative...........................    1,014,000   1,238,000
  Interest--banks and other............................      748,000     766,000
  Interest--production payment obligation..............      339,000     224,000
  Foreign currency transaction (gain) loss.............     (112,000)    107,000
  Minority interest in net income of consolidated
   subsidiaries........................................           --     306,000
                                                         -----------  ----------
                                                           7,149,000  31,808,000
                                                         -----------  ----------
Income (loss) before income taxes and dividends........   (1,258,000)  1,334,000
Income tax expense (benefit)...........................     (455,000)    434,000
                                                         -----------  ----------
Net income (loss) before dividends.....................     (803,000)    900,000
Dividends on preferred stock...........................      400,000     400,000
                                                         -----------  ----------
Net income (loss) available to common shareholders.....  $(1,203,000) $  500,000
                                                         ===========  ==========
Net income (loss) available per common share--basic and
 diluted...............................................  $     (0.07) $     0.03
                                                         ===========  ==========
Weighted average common shares outstanding--basic......   17,322,000  17,289,000
                                                         ===========  ==========


  The accompanying condensed notes are an integral part of these consolidated financial statements.

                              ARCH PETROLEUM INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                 YEAR ENDED DECEMBER 31,
                                           -----------------------------------
                                              1997        1996        1995
                                           ----------- ----------- -----------
REVENUES:
  Oil and gas sales....................... $23,622,000 $23,748,000 $16,379,000
  Pipeline sales..........................  51,392,000  74,309,000  49,249,000
  Interest and other......................     802,000     832,000     962,000
  Gain on sale of properties..............   5,046,000   1,037,000          --
                                           ----------- ----------- -----------
                                            80,862,000  99,926,000  66,590,000
COSTS AND EXPENSES:
  Oil and gas lease operations............   8,761,000   8,081,000   7,176,000
  Natural gas purchases and pipeline
   operations.............................  49,175,000  71,309,000  46,859,000
  Exploration.............................   1,134,000     593,000     898,000
  Depletion, depreciation and
   amortization...........................   7,111,000   6,904,000   5,389,000
  General and administrative..............   5,197,000   5,060,000   4,208,000
  Interest................................   4,040,000   2,857,000   1,865,000
  Foreign currency transaction loss.......     492,000      40,000          --
  Minority interest in income of
   consolidated subsidiaries..............     448,000     622,000     445,000
                                           ----------- ----------- -----------
                                            76,358,000  95,466,000  66,840,000
                                           ----------- ----------- -----------
Income (loss) before income taxes and
 dividends................................   4,504,000   4,460,000    (250,000)
Income tax expense (benefit)..............   1,676,000   1,438,000     (86,000)
                                           ----------- ----------- -----------
Net income (loss) before dividends........   2,828,000   3,022,000    (164,000)
Dividends on preferred stock..............   1,600,000   1,600,000   1,600,000
                                           ----------- ----------- -----------
Net income (loss) available to common
 shareholders............................. $ 1,228,000 $ 1,422,000 $(1,764,000)
                                           =========== =========== ===========
Net income (loss) available per common
 share--basic and diluted................. $      0.07 $      0.08 $     (0.10)
                                           =========== =========== ===========
Weighted average common shares
 outstanding--basic.......................  17,294,000  17,159,000  17,141,000
                                           =========== =========== ===========


  The accompanying notes are an integral part of these consolidated financial statements.

                              ARCH PETROLEUM INC.

          CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

 YEARS ENDED DECEMBER 31, 1997, 1996 AND 1995 AND THE THREE MONTHS ENDED MARCH
                                   31, 1998

                                                                      EMPLOYEE
                                               ADDITIONAL             NOTES FOR   CUMULATIVE
                    COMMON   TREASURY  COMMON   PAID-IN   TREASURY      STOCK     TRANSLATION  RETAINED    SHAREHOLDERS'
                    SHARES    SHARES   SHARES   CAPITAL     STOCK     PURCHASES   ADJUSTMENT   EARNINGS       EQUITY
                  ---------- -------- -------- ---------- ---------  -----------  ----------- -----------  -------------
Balance--
 December 31,
 1994...........  17,186,404      --  $172,000 $5,809,000        --  $  (905,000)         --  $ 4,414,000   $ 9,490,000
Preferred stock
 dividends......          --      --        --         --        --           --          --   (1,600,000)   (1,600,000)
Purchase of
 treasury
 shares.........          -- 100,000        --         -- $(206,000)          --          --           --      (206,000)
Issue stock as
 compensation...      30,000      --        --     60,000        --           --          --           --        60,000
Issue stock for
 interest in
 subsidiary.....      25,000      --        --     75,000        --           --          --           --        75,000
Repayment of
 employee note..          --      --        --         --        --       14,000          --           --        14,000
Interest on
 employee notes.          --      --        --         --        --      (74,000)         --           --       (74,000)
Net loss........          --      --        --         --        --           --          --     (164,000)     (164,000)
                  ---------- -------  -------- ---------- ---------  -----------   ---------  -----------   -----------
Balance--
 December 31,
 1995...........  17,241,404 100,000   172,000  5,944,000  (206,000)    (965,000)         --    2,650,000     7,595,000
Preferred stock
 dividends......          --      --        --         --        --           --          --   (1,600,000)   (1,600,000)
Exercise of
 stock options..         400      --        --      1,000        --           --          --           --         1,000
Issue stock as
 compensation...      30,000      --        --     67,000        --           --          --           --        67,000
Interest on
 employee notes.          --      --        --         --        --      (57,000)         --           --       (57,000)
Translation
 adjustment.....          --      --        --         --        --           --   $  37,000           --        37,000
Net income......          --      --        --         --        --           --          --    3,022,000     3,022,000
                  ---------- -------  -------- ---------- ---------  -----------   ---------  -----------   -----------
Balance--
 December 31,
 1996...........  17,271,804 100,000   172,000  6,012,000  (206,000)  (1,022,000)     37,000    4,072,000     9,065,000
Preferred stock
 dividends......          --      --        --         --        --           --          --   (1,600,000)   (1,600,000)
Exercise of
 stock options..      20,000      --        --     39,000        --           --          --           --        39,000
Issue stock as
 compensation...      30,000      --     1,000     86,000        --           --          --           --        87,000
Interest on
 employee notes.          --      --        --         --        --      (64,000)         --           --       (64,000)
Repayment of
 employee note..          --      --        --         --        --       39,000          --           --        39,000
Translation
 adjustment.....          --      --        --         --        --           --    (256,000)          --      (256,000)
Net income......          --      --        --         --        --           --          --    2,828,000     2,828,000
                  ---------- -------  -------- ---------- ---------  -----------   ---------  -----------   -----------
Balance--
 December 31,
 1997...........  17,321,804 100,000   173,000  6,137,000  (206,000)  (1,047,000)   (219,000)   5,300,000    10,138,000
Preferred stock
 dividends......          --      --        --         --        --           --          --     (400,000)     (400,000)
Interest on
 employee notes.          --      --        --         --        --      (17,000)         --           --       (17,000)
Translation
 adjustment.....          --      --        --         --        --           --      48,000           --        48,000
Net loss........          --      --        --         --        --           --          --     (803,000)     (803,000)
                  ---------- -------  -------- ---------- ---------  -----------   ---------  -----------   -----------
Balance--March
 31, 1998.......  17,321,804 100,000  $173,000 $6,137,000 $(206,000) $(1,064,000)  $(171,000) $ 4,097,000   $ 8,966,000
                  ========== =======  ======== ========== =========  ===========   =========  ===========   ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ARCH PETROLEUM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                  (UNAUDITED)

                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                      ------------------------
                                                         1998         1997
                                                      -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss).................................. $  (803,000) $   900,000
  Adjustments to reconcile to net cash provided
   (used) by operations:
    Depletion, depreciation and amortization.........   1,582,000    1,667,000
    Deferred revenue.................................    (386,000)    (684,000)
    Income taxes.....................................    (455,000)     434,000
    Dry hole costs and other.........................      33,000           --
    Interest on production payment obligation........     339,000      224,000
    Interest on notes receivable and other...........     (78,000)     (44,000)
    Foreign currency transaction (gain) loss.........    (112,000)     107,000
    Minority interest in net income of consolidated
     subsidiaries....................................          --      306,000
                                                      -----------  -----------
                                                          120,000    2,910,000
  Change in accounts receivable......................     781,000    7,176,000
  Change in other current assets.....................     145,000     (155,000)
  Change in accounts payable and other current
   liabilities.......................................    (695,000)  (7,049,000)
  Change in accounts receivable--related parties.....      94,000      (72,000)
  Production payment remedy adjustment...............     (55,000)     (59,000)
                                                      -----------  -----------
Net operating cash flows.............................     390,000    2,751,000
                                                      -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures...............................  (3,038,000)  (2,525,000)
  Notes receivable and other assets..................    (130,000)    (153,000)
                                                      -----------  -----------
Net investing cash flows.............................  (3,168,000)  (2,678,000)
                                                      -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from bank borrowing.......................   3,000,000    2,000,000
  Payments of bank debt..............................  (1,000,000)  (2,279,000)
  Proceeds from note payable--minority
   interestholder....................................          --       82,000
                                                      -----------  -----------
Net financing cash flows.............................   2,000,000     (197,000)
                                                      -----------  -----------
Change in cash and cash equivalents..................    (778,000)    (124,000)
Cash and cash equivalents at beginning of period.....   2,160,000    3,192,000
                                                      -----------  -----------
Cash and cash equivalents at end of period........... $ 1,382,000  $ 3,068,000
                                                      ===========  ===========

  The accompanying condensed notes are an integral part of these consolidated financial statements.

                              ARCH PETROLEUM INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                               YEAR ENDED DECEMBER 31,
                                         -------------------------------------
                                            1997         1996         1995
                                         -----------  -----------  -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..................... $ 2,828,000  $ 3,022,000  $  (164,000)
  Adjustments to reconcile to net cash
   provided (used) by operations:
    Depletion, depreciation and
     amortization.......................   7,111,000    6,904,000    5,389,000
    Income taxes........................   1,676,000    1,438,000      (86,000)
    Deferred revenue....................  (2,050,000)  (2,309,000)  (3,457,000)
    Dry hole costs and other............     915,000      387,000      340,000
    Interest on production payment
     obligation.........................   1,049,000           --           --
    Interest on notes receivable and
     other..............................    (179,000)    (213,000)    (198,000)
    Issue shares for compensation.......      87,000       64,000       35,000
    Minority interest in net income of
     consolidated subsidiaries..........     448,000      622,000      445,000
    Foreign currency transaction loss...     492,000       40,000           --
    Gain on sale of assets..............  (5,046,000)  (1,037,000)          --
                                         -----------  -----------  -----------
                                           7,331,000    8,918,000    2,304,000
  Change in accounts receivable.........   3,299,000   (8,266,000)     319,000
  Change in other current assets........     308,000     (406,000)      93,000
  Change in accounts payable and other
   current liabilities..................  (3,882,000)   7,466,000     (352,000)
  Change in accounts receivable--related
   parties..............................    (401,000)    (612,000)          --
  Production payment remedy adjustment..    (312,000)  (1,200,000)  (1,196,000)
                                         -----------  -----------  -----------
Net operating cash flows................   6,343,000    5,900,000    1,168,000
                                         -----------  -----------  -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Capital expenditures.................. (14,551,000)  (9,334,000)  (6,428,000)
  Proceeds from sale of assets, net of
   cash disposed........................   7,260,000    1,601,000           --
  Notes receivable and other assets.....     (80,000)    (181,000)    (101,000)
  Acquisition of subsidiary.............          --   (7,645,000)          --
                                         -----------  -----------  -----------
Net investing cash flows................  (7,371,000) (15,559,000)  (6,529,000)
                                         -----------  -----------  -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from bank borrowing..........  13,000,000   26,504,000   11,800,000
  Payments of bank debt................. (11,564,000) (15,371,000)  (3,612,000)
  Proceeds from note payable--minority
   interestholder.......................      82,000      744,000           --
  Purchase of treasury shares from
   related party........................          --           --     (206,000)
  Preferred stock dividends.............  (1,600,000)  (1,600,000)  (1,600,000)
  Other.................................      78,000           --           --
                                         -----------  -----------  -----------
Net financing cash flows................      (4,000)  10,277,000    6,382,000
                                         -----------  -----------  -----------
Change in cash and cash equivalents.....  (1,032,000)     618,000    1,021,000
Cash and cash equivalents at beginning
 of period..............................   3,192,000    2,574,000    1,553,000
                                         -----------  -----------  -----------
Cash and cash equivalents at end of
 period................................. $ 2,160,000  $ 3,192,000  $ 2,574,000
                                         ===========  ===========  ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                              ARCH PETROLEUM INC.

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

 Organization and Basis of Presentation:

  Arch Petroleum Inc., a Delaware corporation, (together with its subsidiaries, "the Company") engages primarily in oil and natural gas exploration, development, production, transportation and marketing in the Southwestern United States and Western Canada. The Company is also active in the acquisition of interests in oil and gas leases, both producing and non-producing. Threshold Development Company ("TDC"), an oil and gas exploration company, owns approximately 13.9% of the Company's common stock as of December 31, 1997. Two of TDC's shareholders are also officers and directors of the Company.

  The Company acquired Trax Petroleums Ltd. on January 31, 1996, which was subsequently renamed Arch Petroleum Limited ("APL") effective March 31, 1997. See Note 4. The Company's consolidated financial statements include the results of APL from the January 31, 1996 acquisition date.

  In a special meeting on January 31, 1995, the Company's shareholders approved an amendment to the Company's articles of incorporation whereby the number of authorized shares of the Company's capital stock was increased from 26,000,000 shares to 51,000,000 shares. Common stock is designated for 50,000,000 shares and preferred stock is designated for the remaining 1,000,000 shares. The Company has reserved 9,090,909 shares of common stock for issuance upon conversion of the securities in a private placement (the "Placement"), if necessary. See Note 7. The Company has also reserved 339,300 shares of common stock for issuance upon exercise of options under its current incentive stock option plan.

  The consolidated financial statements include the accounts of the Company and its subsidiaries: APL and Northern Arch Resources Ltd. ("NARL"), both wholly-owned Canadian companies; Arch Production Company, wholly-owned; Saginaw Pipeline Company, L.C. ("Saginaw") and Industrial Natural Gas, L.C. ("ING"), 95% membership interest; and Onyx Pipeline Company, L.C., Onyx Gathering Company, L.C. and Onyx Gas Marketing Company, L.C. (all together, "Onyx"), 50% membership interest. The Onyx interests were sold in July 1997. See Note 3. All significant intercompany balances and transactions are eliminated.

 Pervasiveness of Estimates:

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of gain and loss contingencies at the date of the financial statements. Actual results could differ from those estimates.

 Supplemental Cash Flow Information:

  Cash paid for interest was $2,811,000, $2,731,000 and $1,466,000 during 1997, 1996, and 1995, respectively. The Company issued stock as compensation to a third party totaling $87,000, $67,000 and $60,000 during 1997, 1996 and 1995, respectively. The Company paid $241,000 in income taxes in 1997. During 1996 and 1995 the Company paid no income taxes.

 Revenue Recognition:

  The Company recognizes revenues as quantities of oil and gas are sold or volumes of gas are transported, and utilizes the entitlement method of accounting for gas imbalances. Under this method the oil and gas segment recognizes revenue for its proportionate share of volumes sold. Any over-produced amount is recorded as deferred revenue and any under-produced amount is recorded as current revenue and revenue receivable. The Company had no significant over or under-produced positions as of December 31, 1997 and 1996.

                              ARCH PETROLEUM INC.

  The natural gas pipeline segment also utilizes the entitlement method, recognizing a receivable or payable for over or under delivered volumes, as applicable. As of December 31, 1997 and 1996, the Company had net imbalance receivables of nil and $298,000, respectively.

 Foreign Currency Translation:

  The assets and liabilities of APL are translated into U.S. dollars at current exchange rates, and revenues and expenses are translated at average exchange rates for the year. Resulting translation adjustments are reflected as a separate component of shareholders' equity.

  The Canadian dollar is the functional currency of APL. Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred.

 Cash and Cash Equivalents:

  Cash and cash equivalents consist of cash in banks and cash investments in immediately available interest bearing accounts.

 Property and Equipment:

  The Company follows the successful efforts method of accounting for costs incurred in oil and gas exploration and development operations, all of which are conducted in the United States and Western Canada. Under this method, the Company capitalizes all costs to acquire mineral interests in oil and gas properties, to drill and equip exploratory wells that discover proved reserves, and to drill and equip development wells. Exploration costs, including geological and geophysical costs, delay rentals and exploratory dry holes, are charged to expense when incurred. The Company does not capitalize internal costs such as salaries and related fringe benefits paid to employees directly engaged in the acquisition, exploration and development of oil and gas properties or any other directly identifiable general and administrative costs associated with such activities.

  Under the successful efforts method all costs capitalized are aggregated on an area basis and depleted using the units-of-production method based upon proved reserves as estimated by independent petroleum engineers.

  Interest is capitalized in accordance with the guidelines established in Statement of Financial Accounting Standards ("SFAS") No. 34, "Capitalization of Interest Cost", during the periods of drilling (or preparation for drilling) and completing of wells or construction of natural gas pipelines. The Company has had no significant capitalized interest since 1994.

  Costs of unproved properties that are individually significant are evaluated at least annually for impairment of net book value. Costs of proved properties that are abandoned or retired are charged against accumulated reserves for depreciation, depletion and amortization for their respective area and a loss is recognized to the extent of any excess.

  Depreciation of property and equipment, other than oil and gas properties but including natural gas pipelines, is determined on the straight-line method using estimated useful lives, which vary from two to thirty years.

  Maintenance and repairs are charged to expense; renewals and betterments are capitalized. Upon sale or retirement of depreciable assets other than proved oil and gas properties, the cost and related accumulated depreciation are removed from the accounts, and the resulting gain or loss is included in operations.

                              ARCH PETROLEUM INC.

 Impairment of Assets:

  Effective January 1, 1996, the Company adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of", which had no impact upon the Company's financial condition or results of operations. As required, the Company periodically evaluates the realizability of its long-lived assets based upon expectations of undiscounted cash flows before interest. An impairment loss is recognized if the sum of the expected undiscounted cash flows from the use of the asset is less than the book value of the asset. Generally, the amount of impairment loss is measured as the difference between the net book value and the estimated fair value of the assets. There was no impairment provision required in 1997 or 1996.

KEYSTONE ELLENBURGER FIELD

  A water lifting program was encouraged by the Railroad Commission of Texas ("RRC") in 1993 to enhance future recovery of oil and gas from the Keystone Ellenburger Field ("Keystone") in Winkler County, Texas. The capitalized water lifting program costs arose from the recovery, transportation and re-injection of formation water in Keystone. The most significant costs are the following: rental of submersible electric pumps used to produce the formation water, electricity to power the submersible pumps and above-ground injection pumps, water disposal facilities and pipelines. The wells in the water lifting program, as well as the water disposal facilities used to collect and transport the water, are used exclusively for the lifting and re-injection of formation water and are specifically identified by the Company.

  The RRC amended the field rules in May 1993, regarding formation water production in Keystone. Subsequent to this ruling and until February 1995 the Company produced approximately 18.9 million barrels of formation water, thus earning and accumulating a bonus production allowable of approximately 9.5 million Mcf of natural gas. As a result, the Company incurred high water lifting costs without realizing the related natural gas revenues during this water lift period.

  The Company ceased capitalizing water lifting program costs on January 31, 1995 concurrent with the issue of modified field rules and commenced amortization of the deferred water production costs as the bonus production allowable is produced. The Company's net capitalized water production costs were $4.4 million and $4.6 million at December 31, 1997 and 1996, respectively. These costs are included in proved oil and gas properties. The Company amortized approximately $188,000 and $563,000 of the deferred water production costs in 1997 and 1996, respectively.

 Net Income Available Per Common Share:

  Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings per Share" which prescribes standards for computing and presenting earnings per share and supersedes APB Opinion No. 15, "Earnings per Share." In accordance with SFAS No. 128, net income (loss) available per common share ("EPS") has been calculated based on the weighted average shares outstanding during the year and net income (loss) available per common share-assuming dilution, has been calculated assuming the exercise or conversion of all dilutive securities as of the beginning of the period, or as of the date of issuance, if later. Net income (loss) available to common shareholders is net income (loss) reduced by dividends on preferred stock.

  As of December 31, 1997 and 1996, there were 119,000 and 88,000 dilutive shares of stock options, respectively, which did not effect the EPS computation. As of December 31, 1995, stock options were anti-dilutive. The only other potentially dilutive securities the Company had outstanding as of December 31, 1997, 1996 and 1995, were exchangeable convertible preferred stock and convertible subordinated notes, which were convertible into 7,273,000 and 1,818,000 shares of common stock, respectively, in each of the periods. These securities were antidilutive in each of the periods.

                              ARCH PETROLEUM INC.

 Income Taxes:

  Deferred tax liabilities and assets are recognized for the anticipated future tax effects of temporary differences between the financial statement basis and the tax basis of the Company's assets and liabilities using the current tax rates in effect at year-end. A valuation allowance for deferred tax assets is recorded when it is more likely than not that the benefit from the deferred tax asset will not be realized.

 Stock Based Employee Compensation:

  In October 1995, the Financial Accounting Standards Board issued SFAS No. 123, "Accounting for Stock-Based Compensation", which establishes accounting and reporting standards for various stock based compensation plans. SFAS No. 123 encourages the adoption of a fair value based method of accounting for employee stock options, but permits continued application of the accounting method prescribed by Accounting Principles Board Opinion No. 25 ("Opinion 25"), "Accounting for Stock Issued to Employees". The Company has elected to continue to apply the provisions of Opinion 25. Under Opinion 25, if the exercise price of the Company's stock options equals the market value of the underlying stock on the date of grant, no compensation expense is recognized. SFAS No. 123 requires disclosure of pro forma information regarding net income and earnings per share as if the Company had accounted for its employee stock options under the fair value method of the statement. See Note 12 .

 Estimated Fair Value of Financial Instruments:

  SFAS No. 107 "Disclosures about Fair Value of Financial Instruments" requires the disclosure of the estimated fair value of financial instruments. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Unless otherwise noted, the estimated fair values of the Company's financial instruments approximate their carrying value.

  Exchangeable convertible preferred stock and convertible subordinated notes:
In determining the estimated fair value of the Preferred Stock and Notes, the Company used market-based prices of similar securities recently traded. The estimated fair value of the Preferred Stock was $19.0 million and $18.8 million at December 31, 1997 and 1996, respectively, as compared with the carrying value of $20 million at December 31, 1997 and 1996, respectively. The estimated fair value of the Notes was $4.8 million and $4.7 million at December 31, 1997 and 1996, respectively, as compared to the carrying value of $5 million at December 31, 1997 and 1996, respectively.

 Reclassification:

  Certain amounts in prior years have been reclassified to conform to classifications adopted in 1997.

 Concentration of Credit Risk:

  The Company is exposed to credit risk with respect to receivables and related party receivables from entities associated and involved with the oil and gas industry. The Company performs ongoing credit evaluations and generally does not require collateral. The Company's cash and cash equivalents are maintained in major banks. As a result, the Company believes the credit risk in such instruments is minimal.

 Interim Financial Statements (unaudited)

  In the opinion of the Company, the accompanying consolidated financial statements as of and for the three month period ended March 31, 1998 and 1997, which have not been audited by independent public accountants,

                              ARCH PETROLEUM INC.

contain all adjustments necessary to present fairly the Company's consolidated financial position, the results of its operations and its cash flows for the periods reported. The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions are eliminated. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. Certain prior amounts have been reclassified to conform to 1998 presentation. It is suggested that these consolidated financial statements be read in conjunction with the consolidated financial statements and footnotes thereto included herein. The results of operations for the three months ended March 31, 1998 and 1997 are not necessarily indicative of the results to be expected for a full year.

  Effective January 1, 1998, the Company adopted SFAS No. 130, "Reporting Comprehensive Income". Comprehensive income as defined by SFAS No. 130 is net income plus direct adjustments to shareholders' equity. The cumulative translation adjustment of APL, is the only such direct adjustment recorded by the Company.

                                                            THREE MONTHS ENDED
                                                                MARCH 31,
                                                            -------------------
                                                              1998       1997
                                                            ---------  --------
      Comprehensive income:
        Net income (loss).................................. $(803,000) $900,000
        Cumulative translation adjustment, net of tax......    48,000   (72,000)
                                                            ---------  --------
          Total comprehensive income (loss)................ $(755,000) $828,000
                                                            =========  ========

2. PROPERTY AND EQUIPMENT

  A summary of property and equipment is as follows:

                                                         DECEMBER    DECEMBER
                                                         31, 1997    31, 1996
                                                        ----------- -----------
Oil and gas properties:
  Unproved properties.................................. $ 3,398,000 $ 3,059,000
  Proved properties....................................  95,780,000  78,561,000
                                                        ----------- -----------
                                                         99,178,000  81,620,000
  Less accumulated depreciation and depletion of proved
   properties..........................................  24,067,000  17,821,000
                                                        ----------- -----------
    Net oil and gas properties.........................  75,111,000  63,799,000
Natural gas pipelines..................................   5,657,000  12,361,000
  Less accumulated depreciation........................     603,000   1,202,000
                                                        ----------- -----------
    Net natural gas pipelines..........................   5,054,000  11,159,000
Furniture, fixtures and other equipment................   1,033,000   1,038,000
  Less accumulated depreciation........................     650,000     594,000
                                                        ----------- -----------
    Net furniture, fixtures and other equipment........     383,000     444,000
                                                        ----------- -----------
    Net property and equipment......................... $80,548,000 $75,402,000
                                                        =========== ===========

  The Company sold its working and royalty interests in certain oil and gas properties located in West Texas for net proceeds of $1,570,000 effective April 30, 1996. The Company recognized a pre-tax gain of $1,037,000 on the sale of the properties.

                              ARCH PETROLEUM INC.

3. SALE OF ONYX

  The Company entered into an agreement on July 10, 1997, to sell its entire 50% membership interest in Onyx. The transaction was closed on July 31, 1997, and was effective June 30, 1997. The proceeds consisted of a $6.3 million sales price plus a $1.8 million repayment to the Company for advances formerly made to Onyx for pipeline construction and other uses. The Company reduced its domestic long-term debt by $7.8 million, concurrently, and recognized a pre-tax book gain of approximately $5.0 million.

  The following unaudited pro forma information has been prepared as if the sale transaction had occurred on January 1, 1996 and that the proceeds from the sale had been used to retire domestic long-term bank debt. Management believes that the unaudited pro forma information presented is not necessarily indicative of the financial results as they may be in the future or as they might have been, had the Company been able to utilize proceeds from the sale at the beginning of such period, to develop existing leases and to acquire additional oil and gas properties. This information is presented for comparative purposes only.

                                                                 YEAR ENDED
                                                                DECEMBER 31,
                                                               ----------------
                                                                1997     1996
                                                               -------  -------
                                                               (IN THOUSANDS,
                                                                 EXCEPT PER
                                                                 SHARE DATA)
      Revenues................................................ $30,686  $28,689
      Net income (loss) before dividends......................    (231)   2,963
      Net income (loss) per share--basic......................    (.11)     .08

4. ACQUISITION OF TRAX PETROLEUMS LIMITED

  The Company acquired Trax Petroleums Limited ("Trax"), a Canadian oil and gas exploration and development company headquartered in Calgary, Alberta, Canada effective January 31, 1996. The acquisition of 100% of the common stock of Trax was made through NARL. The Trax headquarters remains in Calgary. The aggregate acquisition purchase price was approximately $7,645,000 at January 31, 1996. As described in Note 1, Trax changed its name to Arch Petroleum Ltd. ("APL") effective March 31, 1997. The Company accounted for the acquisition of APL as a purchase. No goodwill was recorded as the total purchase price was allocated to the net assets of APL.

5. VOLUMETRIC PRODUCTION PAYMENT

  The Company sold a volumetric production payment (the "VPP") to Enron Reserve Acquisition Corp. ("Enron") for $24,300,000 on November 30, 1992. The Company contracted to deliver to Enron the equivalent of approximately 17.9 Bcf of natural gas from Keystone beginning December 1, 1992. The Company is responsible for all costs of production, development and marketing of these dedicated gas volumes. The VPP gas reserves dedicated to Enron are excluded from the Unaudited Supplemental Oil and Gas Disclosures, herein.

  Certain rulings by the RRC in May 1993, which affected all the Keystone operators, curtailed the production of natural gas from this field. These production curtailments created delays in the Company's scheduled volume deliveries to Enron. The VPP provides a mechanism to remedy both under and over delivery of scheduled volumes. The under deliveries of production payment volumes are converted into a volumetric obligation which is denominated in dollars (the "Remedy Adjustment"), and which is calculated on a monthly basis by multiplying the deficient volumes by the market price of the gas at the end of that month. In addition, the VPP provides for interest at 10% per year on the outstanding Remedy Adjustment. This Remedy Adjustment is satisfied by proceeds received from the sale of dedicated hydrocarbons from Keystone in excess of the future scheduled volume deliveries. The Company remitted $312,000, $1,200,000 and $1,196,000 to Enron during 1997, 1996 and 1995, respectively, in satisfaction of a portion of the Remedy Adjustment.

                              ARCH PETROLEUM INC.

  During 1997, the RRC imposed further production limitations of natural gas from Keystone. It became evident at that time that the Company would incur significant future deficiencies and interest under the VPP. Accordingly, in 1997 the Company has reclassified amounts due under the Remedy Adjustment from Deferred Revenue to Non-recourse Production Payment Obligation in the accompanying financial statements. At December 31, 1997, the Company has treated the past deficiencies as a repurchase of the volumetric production payment and therefore approximately 6.0 Bcf associated with these deficiencies have been restored to the Company's Unaudited Supplemental Oil and Gas disclosures, herein and approximately $4.2 million net, has been capitalized in oil and gas property costs. Repayment of the Remedy Adjustment is recourse only to future production from Keystone.

  The Company anticipates that the RRC will continue to impose production limitations for Keystone in 1998 that will create additional deficiencies in scheduled volume deliveries. The scheduled volumes deliverable during 1998 under the VPP at December 31, 1997 are approximately 1.9 Bcf. The Non-recourse obligation recorded as a result of the Remedy Adjustment is approximately $13.3 million at December 31, 1997.

  The Company recognizes deferred revenue as deliveries of natural gas are made under the VPP. The Company recognized deferred revenue of $2,050,000, $2,309,000 and $3,457,000 during 1997, 1996 and 1995, respectively. Deferred revenue was amortized at $1.20, $1.11 and $.83 during 1997, 1996 and 1995, respectively. The amortization rate was reduced in years prior to 1997 to provide for the additional volumes that would be delivered to Enron as interest on the Remedy Adjustment. In 1997, interest expense of $1,049,000 relating to the Remedy Adjustment is reflected in the accompanying consolidated financial statements.

6. LONG-TERM DEBT

  A summary of long-term debt is as follows:

                                                             DECEMBER 31,
                                                        -----------------------
                                                           1997        1996
                                                        ----------- -----------
Bank credit facilities................................. $30,000,000 $28,009,000
Term note..............................................          --   2,500,000
Note payable--minority interest holder.................          --     744,000
    Less current maturities............................          --   1,119,000
                                                        ----------- -----------
                                                        $30,000,000 $30,134,000
                                                        =========== ===========

  The bank credit facilities mature as follows: none in 1998, $30,000,000 in 1999 and none in 2000, 2001 and 2002, respectively.

  The Company entered into two new bank credit facilities on February 20, 1996: the Third Restated Revolving Credit Loan Agreement among the Company and Bank One, Texas, NA, the Agent bank, and other banks (the "Domestic Revolver") and the Credit Agreement among APL and Bank of Montreal, the Canadian Agent bank (the "Canadian Revolver"). The consolidated borrowing base was increased to $37,000,000 from $35,000,000 by third amendment to both revolvers on August 1, 1997. The maturity date of both revolvers was extended from May 1, 1998 to May 1, 1999 by fourth amendment on November 1, 1997. Each of the revolvers is described briefly, as follows:

 Domestic Revolver

  The Domestic Revolver is a modification of the Company's former revolver with Bank One, Texas, NA and its participant, the Bank of Scotland. The principal changes to the former revolver were the inclusion of the Bank of Montreal as an additional participant and the introduction of certain language, terms and concepts such

                              ARCH PETROLEUM INC.

that the Domestic Revolver and the Canadian Revolver will be accommodated in pari passu sharing and general administration. This facility amends, restates and supersedes in its entirety the former revolver.

  The facility's commitment is $50,000,000 and the current domestic borrowing base is $33,000,000. The borrowing base is designated the "U.S. Allocated Borrowing Base" to distinguish it from the related "Canadian Allocated Borrowing Base" contained and described in the Canadian Revolver below. As of the first business day of each calendar quarter, so long as no event of default has occurred and is continuing, the Company may allocate all or any portion of its Consolidated Borrowing Base (the U.S., Domestic Revolver borrowing base plus the APL properties, Canadian borrowing base, the "CBB") to the Canadian facility provided that such amount shall not be less than the outstanding balance of the Canadian Revolver at that time. The current allocation of the CBB is $23,000,000 to the Domestic Revolver and $14,000,000 to the Canadian Revolver.

  The Company may select an interest rate option with each borrowing advance ($500,000 minimum, in increments of $100,000) between a Floating Base Rate ("FBR") and an Interbank Offered Rate ("IOR"). The FBR is the rate of interest announced from time to time by the Agent bank and usually will track the U.S. national prime rate. The IOR is generally the London interbank market rate in place two business days before the commencement of an interest period of a Eurodollar advance. A Eurodollar advance is the principal amount under a note with respect to which an IOR is selected. For purposes of the IOR, the effective interest rate occurring on Eurodollar advance notes will be increased relative to Borrowing Base Percentage ("BBP"), the aggregate of the unpaid principal balance of the Domestic Revolver and the Canadian Revolver to the CBB. The effective interest rate increase ranges from a low of 1.75% if the BBP is less than 25% to a high of 2.50% if the BBP is more than 75%.

  There is a commitment fee of one-half of one percent for the unused borrowing base that accrues and is payable quarterly. The effective interest rate was 8.09% in 1997. The security collateral requirements include essentially all of the Company's oil and gas properties.

 Canadian Revolver

  The Canadian Revolver is similar to the Domestic Revolver in all significant aspects. The loans under the Canadian Revolver are guaranteed by the Company ("the Guaranty") and are secured by, among other things, a first lien on 65% of the issued and outstanding shares of NARL's common stock and a first lien on the oil and gas properties of the Company which serve as security in the Domestic Revolver. The Guaranty is intended to rank pari passu with the Companys' obligations under the Domestic Revolver. The Canadian Revolver is also guaranteed by NARL. The facility 's commitment is US $14,000,000 and the current Canadian borrowing base is set at US $4,000,000.

  The various interest rates used in the Canadian Revolver are based on the LIBOR or Prime Rate and are adjusted for applicable margins based on the ratio of aggregate outstanding balances relative to CBB (similar to the Domestic Revolver) and range from a low of 0.75% if the CBB is less than 25% to a high of 2.25% if the CBB is more than 75%.

  The proceeds of each advance may be used to acquire additional borrowing base properties, to drill and recomplete oil and gas wells and for general corporate purposes. Repayments shall be made relative to the currency used in each borrowing. The effective interest rate was 8.14% in 1997. There is a commitment fee of one half of one percent for the unused borrowing base which accrues and is payable on the first day of each quarter.

  The APL borrowing base, which is currently US $4,000,000, is the loan value determined by the Canadian Agent bank in its sole discretion based on its calculations of value of borrowing base properties utilizing current and customary procedures and standards for petroleum industry customers.

                              ARCH PETROLEUM INC.

 Term Note

  The Onyx Term Loan Agreement (the "Onyx Note"), which Onyx entered into with the Bank of Scotland on March 30, 1994, as amended, is a separate facility and provided Onyx with $5,000,000. The Onyx Note bears interest at national prime rate plus one-half of one percent. Interest on the unpaid principal amount of the note is payable quarterly. The unpaid principal totaled $2,501,000 at December 31, 1996, and was payable in eighteen quarterly installments ending on March 31, 1999. Current maturities of the Onyx Note totaled $1,111,000 at December 31, 1996. The Onyx Note is collateralized by certain of Onyx's pipelines, gathering facilities and related transportation contracts. In addition, the Onyx Note was guaranteed by the Company. Onyx also had a note payable of $785,000 including interest of $41,000 as of December 31, 1996, payable to Sejita Natural Gas, L.C., a 50% interest holder in Onyx. This note was subordinated to the Company's bank debt and was due on August 31, 1999.

  The Company sold its interest in Onyx effective June 30, 1997. As a result of the sale, the Company is no longer a party to the Onyx Note described above and does not guarantee that facility as of July 31, 1997. All collateral requirements and security instruments formerly associated with the Onyx Note were released and clear as regards the Company as of July 31, 1997.

  Both the Domestic and Canadian Revolvers contain normal and standard covenants generally found in lending agreements. Among other things, these covenants prohibit the declaration and payment of cash dividends on the Company's common stock. In addition, the covenants stipulate the maintenance of financial criteria including: a minimum level of net worth, a certain current ratio, a certain debt to net worth ratio and a defined net income in excess of scheduled interest and principal payments. The Company and APL are currently in compliance with the covenants in the loan agreements. The Company has no other unused lines of credit.

7. EXCHANGEABLE CONVERTIBLE PREFERRED STOCK AND CONVERTIBLE SUBORDINATED NOTES

  On October 20, 1994, the Company sold the following securities to four institutional investors (the "Investors") in the Placement: (a) 727,273 shares of its 8% Exchangeable Convertible Preferred Stock (the "Preferred Stock"), $0.01 par value, having an aggregate liquidation preference of $20,000,000,
(b) $500,000 aggregate principal amount of its 9.75% Series A Convertible Subordinated Notes due 2004 (the "Series A Notes") and (c) $4,500,000 aggregate principal amount of its Adjustable Rate Series B Notes due 2004 (the "Series B Notes" and, together with the Series A Notes, the "Notes"). The Series B Notes currently bear interest at an annual rate of 9.75%. Gross proceeds from the Placement were $20,000,000 for the Preferred Stock and $5,000,000 for the Notes. The proceeds were used to pay down the Company's bank debt. The Company incurred $916,000 of debt issuance costs related to the Placement, which are being amortized over the period the Preferred Stock and Notes are outstanding.

  The Preferred Stock accrues annual dividends at the rate of $2.20 per share and the dividends are cumulative. Dividends are payable April 20 and October 20 of each year and commenced April 20, 1995. The Company paid $1,600,000 in dividends on the Preferred Stock in 1997, 1996 and 1995, respectively. If dividends remain unpaid for more than one semiannual period, the holders of the Preferred Stock have the right to elect two additional directors to the Company's board of directors until such time that all cumulative dividends have been paid. The Preferred Stock has a liquidation preference of $27.50 per share and is exchangeable in whole at the option of the Company, for its 10.563% Series C Convertible Subordinated Notes due 2004 (the "Series C Notes"). The Series C Notes possess attributes similar to the Series A Notes, except for the higher rate of interest associated with the Series C Notes. The Preferred Stock is exchangeable on April 20 and October 20 of each year.

                              ARCH PETROLEUM INC.

  After October 20, 1998, and upon the achievement of certain stated objectives for the market price of its common stock, the Company earns the right to require the conversion of all of the Preferred Stock and the Notes into common stock of the Company. The market price objectives are as follows: after August 20, 1998, the closing price of the Company's common stock on the NASDAQ National Market System, or similarly recognized system, must list for a period of sixty consecutive trading days at a price equal to or greater than 125% of a certain target price. The target price ranges from $2.837 at October 20, 1998 to $2.764 at October 20, 2003. Each share of Preferred Stock is convertible, at any time at the option of the holder thereof, into shares of common stock of the Company, par value $0.01 per share, at a price of $2.75 per share. Based on the number of shares (17,321,804) of the Company's common stock outstanding at December 31, 1997, if all the Preferred Stock and Notes were converted into common stock of the Company, 26,412,713 shares of common stock would be outstanding. Upon such conversion the institutional investors, being Travelers, Travelers Life, Connecticut General and CIGNA Mezzanine would own 16.6%, 4.2%, 4.9% and 8.9% of the Company's common stock, respectively.

  The Preferred Stock entitles each holder to one vote per share on an as converted basis. The vote or consent of at least 66 2/3% (or at least a majority in the event the Investors and their affiliates own less than 66 2/3% of the Preferred Stock and Notes on an as converted basis) of the issued and outstanding shares of Preferred Stock, voting as a separate class, is required for the Company to (a) issue or authorize the issuance of any class or series of equity securities senior to the Preferred Stock, (b) change the par value of the Preferred Stock, (c) alter or change the powers, preferences or special rights of the shares of Preferred Stock or any other provision of the Company's Certificate of Incorporation so as to affect the shares of Preferred Stock adversely, (d) merge, consolidate or amalgamate with other person or (e) sell, lease, transfer or otherwise dispose of all or substantially all of the assets of the Company.

  Interest on the unpaid principal balance of the Notes is payable quarterly and commenced January 20, 1995. The Company paid $488,000 in interest on the Notes in 1997, 1996 and 1995, respectively. The Company has the option at any time on or after October 20, 1998, to prepay the Notes in whole or in part, together with accrued interest, plus the applicable prepayment premium (expressed as a percentage of the principal amount to be prepaid). The prepayment premium ranges from 3.150% at October 20, 1998 to 0.525% at October 20, 2003.

  On or after October 20, 1998, the Preferred Stock is redeemable, in whole or in part at any time at the option of the Company at redemption prices ranging from $28.366 per share at October 20, 1998 to $27.644 per share at October 20, 2003. On October 20, 2004 all outstanding shares of the Preferred Stock are mandatorily redeemable by the Company at a price of $27.50 plus accrued and unpaid dividends.

                              ARCH PETROLEUM INC.

8. INCOME TAXES

  Deferred taxes are provided for temporary differences between the financial reporting basis and federal income tax basis of the Company's assets, liabilities and other tax attributes. Deferred tax liabilities and assets are comprised of the following at December 31:

                                                            1997        1996
                                                         ----------- ----------
Domestic:
  Gross deferred tax liabilities:
    Depreciation, depletion and intangible drilling
     costs.............................................. $12,942,000 $9,628,000
    Volumetric production payment.......................          --    547,000
                                                         ----------- ----------
                                                          12,942,000 10,175,000
  Gross deferred tax assets:
    Net operating loss carryforwards....................   3,452,000  4,884,000
    Volumetric production payment.......................   1,712,000         --
    Statutory depletion carryforwards...................   1,042,000  1,042,000
    Alternative minimum tax credit carryforwards........     778,000    698,000
    Investment tax credit carryforwards.................      98,000     98,000
    Other...............................................      90,000      3,000
                                                         ----------- ----------
                                                           7,172,000  6,725,000
                                                         ----------- ----------
  Long term deferred tax liability...................... $ 5,770,000 $3,450,000
                                                         =========== ==========
Foreign:
  Gross deferred tax assets:
    Net operating loss carryforwards.................... $   109,000 $   24,000
    Excess of net tax basis over book basis of property.   1,279,000    477,000
    Excess of net tax basis over book basis of
     liabilities........................................     123,000    122,000
    Other...............................................          --     82,000
                                                         ----------- ----------
  Long term deferred tax asset.......................... $ 1,511,000 $  705,000
                                                         =========== ==========

                              ARCH PETROLEUM INC.

  The components of income (loss) before income taxes are as follows:

                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------
                                                 1997        1996       1995
                                              ----------  ----------  ---------
Domestic..................................... $6,683,000  $5,260,000  $(250,000)
Foreign...................................... (2,179,000)   (800,000)        --
                                              ----------  ----------  ---------
                                              $4,504,000  $4,460,000  $(250,000)
                                              ==========  ==========  =========

  The income tax provision consisted of the following:

                                                 YEAR ENDED DECEMBER 31,
                                              --------------------------------
                                                 1997        1996       1995
                                              ----------  ----------  --------
Current:
  U.S. Federal............................... $   89,000  $  107,000  $     --
  Foreign....................................         --          --        --
                                              ----------  ----------  --------
                                                  89,000     107,000        --
Deferred:
  U.S. Federal...............................  2,427,000   1,611,000   (86,000)
  Foreign....................................   (840,000)   (280,000)       --
                                              ----------  ----------  --------
                                               1,587,000   1,331,000   (86,000)
                                              ----------  ----------  --------
Income tax expense (benefit)................. $1,676,000  $1,438,000  $(86,000)
                                              ==========  ==========  ========

  The provision for income taxes differs from the amount determined by applying the U.S. federal statutory rate to income before income taxes as a result of the following differences:

                                                              YEAR ENDED
                                                             DECEMBER 31,
                                                            ------------------
                                                            1997  1996   1995
                                                            ----  ----   -----
Provision based on federal statutory rate.................. 35.0% 34.0%  (34.0%)
Statutory depletion........................................   --  (3.1%) (21.2%)
Effects on foreign taxes...................................   --  (0.2%)    --
State tax and other........................................  2.5%  1.6%   21.2%
                                                            ----  ----   -----
                                                            37.5% 32.3%  (34.0%)
                                                            ====  ====   =====

  At December 31, 1997, the Company has gross domestic tax benefit carryforwards of approximately $9,148,000, $3,656,000, $692,000 and $38,000 relating to net operating losses, statutory depletion, alternative minimum tax credits and investment tax credits, respectively, and gross foreign tax benefits of $245,000 relating to net operating losses which expire at various dates beginning in 2000, except for statutory depletion which does not have an expiration date.

  As a result of the acquisition of Trax, the utilization of a portion of the Company's deferred assets are subject to limitations imposed by various Canadian tax authorities. However, based upon the Company's Canadian reserves and its estimated future net income related thereto, it is management's belief that it is more likely than not that its Canadian deferred tax assets will be utilized.

                              ARCH PETROLEUM INC.

9. TRANSACTIONS WITH RELATED PARTIES

  The Board of Directors of the Company authorized notes receivable from key employees and directors in 1991, 1992 and 1993, for purposes of exercising stock options. The notes bear interest at the Domestic Revolver interest rate and all of the notes are secured by stock certificates that were issued upon exercise of the stock options by each employee. The notes mature May 13, 1999. The balances due to the Company in this regard, including interest, were $1,047,000 and $1,022,000 at December 31, 1997 and 1996, respectively. These amounts are offset against equity on the Company's consolidated balance sheet. There have not been any additional notes of this nature since 1993.

  The Board of Directors of the Company also authorized one time cash advances to certain officers in 1993 in exchange for notes receivable. These notes also bear interest at the Domestic Revolver interest rate and are secured by stock certificates of the Company owned by those individuals. The notes mature May 13, 1999. The notes, including interest, total $1,872,000 and $1,759,000 at December 31, 1997 and 1996, respectively. The Company recognized interest income on all its outstanding notes receivable from officers, directors and key employees of $179,000, $174,000 and $188,000 during 1997, 1996 and 1995, respectively.

  Onyx had transactions in the ordinary course of business with Corpus Christi Gas Marketing ("CCGM"). CCGM's president serves as one of Onyx's Managers. At December 31, 1996, Onyx had a gas imbalance payable of $120,000 to CCGM.

  The consolidated financial statements include certain amounts and balances that arise from transactions with related parties:

                                         AT DECEMBER 31,
                                              1997         AT DECEMBER 31, 1996
                                       ------------------- ---------------------
                                        ACCOUNTS  ACCOUNTS  ACCOUNTS   ACCOUNTS
                                       RECEIVABLE PAYABLE  RECEIVABLE  PAYABLE
                                       ---------- -------- ---------- ----------
TDC, net.............................. $2,135,000   $--    $1,551,000 $       --
CCGM..................................         --    --       275,000  1,911,000
Cedar Energies, Inc...................         --    --            --     60,000
                                       ----------   ---    ---------- ----------
                                       $2,135,000   $--    $1,826,000 $1,971,000
                                       ==========   ===    ========== ==========

                             FOR YEAR ENDED         FOR YEAR ENDED       FOR YEAR ENDED
                           DECEMBER 31, 1997      DECEMBER 31, 1996    DECEMBER 31, 1995
                         ---------------------- ---------------------- ------------------
                          PURCHASES              PURCHASES             PURCHASES
                            FROM      SALES TO     FROM      SALES TO    FROM    SALES TO
                         ----------- ---------- ----------- ---------- --------- --------
CCGM.................... $10,246,000 $1,518,000 $10,196,000 $1,120,000 $ 39,000  $265,000
Sejita Natural Gas......          --         --          --         --    8,000        --
Libra Marketing.........          --         --          --         --    5,000        --
Cedar Energies, Inc.....     157,000         --     266,000         --  239,000        --
Puma Resources..........          --         --          --         --       --   171,000
                         ----------- ---------- ----------- ---------- --------  --------
                         $10,403,000 $1,518,000 $10,462,000 $1,120,000 $291,000  $436,000
                         =========== ========== =========== ========== ========  ========

  The Company rented an aircraft from TDC, on an as-needed basis, prior to 1997. Charges for this service were billed to the Company based on time used. Rental charges amounted to $20,000 and $39,000 for the years ended December 31, 1996 and 1995, respectively. TDC is the operator of certain wells in North Texas in which the Company owns interests. The increase in the receivable from TDC in 1997 primarily relates to revenues earned for 1997 production from those wells. TDC paid the Company those revenues subsequent to December 31, 1997. Commencing January 1, 1997, the net unpaid balance due to the Company by TDC accrues interest at the Company's Domestic Revolver interest rate. Under agreement with TDC, the Company has the

                              ARCH PETROLEUM INC.

right of offset with TDC. Accordingly, the 1997 and 1996 TDC balances are shown net in the financial statements.

10. MAJOR CUSTOMERS

  The following major customers represent 10% or more of total operating revenues by industry segment for the years ended December 31, 1997, 1996 and 1995:

OIL AND GAS                                                       1997  1996  1995
-----------                                                       ----  ----  ----
Genesis Crude Oil, LP............................................  29%   32%   13%
Enron Gas Marketing..............................................  12%   23%   31%
Richardson Products Company......................................  21%    *     *
Chevron USA Inc..................................................   *    12%   31%

  The Company's principal products are oil and natural gas. The principal market for such products is primarily the Southwestern United States and Western Canada wherein the Company's oil and gas properties are physically located. The methods of distribution of such products are by the sale of such products at the wellhead to appropriate gathering companies operating in the geographic area of production.

NATURAL GAS PIPELINES                                             1997  1996  1995
---------------------                                             ----  ----  ----
Central Power and Light..........................................  50%   61%   58%

  In its natural gas marketing and transmission activities, the Company buys and resells natural gas, receiving a gross margin or spread equal to the difference between the purchase price and the resale price of such natural gas. In addition, the Company receives a fee for transmission of natural gas over pipeline systems owned by the Company.

  * -- Less than 10% in period.

11. COMMITMENTS AND CONTINGENCIES

COMMITMENTS:

  The Company leases office space, an airplane, office equipment and vehicles under various lease agreements with primary lease terms ranging from three to five years. Rental expense on these leases was $365,000, $249,000 and $202,000 in the years ended December 31, 1997, 1996 and 1995, respectively. Aggregate future minimum rental payments required pursuant to noncancellable leases are as follow: 1998--$377,000, 1999--$313,000, 2000--$211,000, 2001--$131,000 and
2002--$3,000.

CONTINGENCIES:

  The Company has entered into employment agreements with certain key employees in 1996 and 1997. Among other events, in the event that following a change of control employment is terminated for those key employees for reasons specified in the agreements, the employees would receive a lump sum payment at the time of termination as specified in the agreement. There is a calculated ceiling in the agreement. As of February 28, 1998, the maximum payout attributable to these employment agreements is approximately $1,600,000.

  From time to time the Company is involved in litigation arising in the normal course of business. In the opinion of management, the Company's ultimate liability, if any, from lawsuits currently pending would not materially affect the Company's financial condition or operations.

                              ARCH PETROLEUM INC.

12. STOCK OPTIONS

  The Company's 1993 Stock Option plan ("the 93 Plan"), is an incentive stock option plan under which 1,660,000 shares are reserved for issuance to employees in the ten year period commencing June 1, 1993. The exercise price will be set by the 93 Plan Committee in its best judgment but shall not be less than 100% of the fair market value per share at grant date. The majority of currently outstanding options vest over a three year period (33%, 66%, 100%). At December 31, 1997, 1,310,700 shares were available for grant.

  Unaudited pro forma information regarding net income and earnings per share is required by SFAS No. 123, if material, and has been determined as if the Company had accounted for its employee stock options under the fair value method of that statement. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for grants in 1997 and 1995, respectively: no dividend yield, expected volatility of 48% and 37%, risk free interest rate of 6% and 7% and expected lives of four and five years. There were no option grants during 1996.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. Applying the effect of the pro forma expense did not materially affect the Company's 1997, 1996 and 1995 reported net income (loss) and income (loss) per common share.

  Stock option transactions, in the period from January 1, 1995 to December 31, 1997 are summarized below:

                                1997               1996               1995
                          ------------------ ------------------ ------------------
                                   WTD. AVG.          WTD. AVG.          WTD. AVG.
                                   EXERCISE           EXERCISE           EXERCISE
                          SHARES     PRICE   SHARES     PRICE   SHARES     PRICE
                          -------  --------- -------  --------- -------  ---------
Outstanding at beginning
 of year................  319,300    $1.84   361,700    $1.84   292,700    $1.81
Granted.................   75,000     2.89        --             75,000     1.94
Exercised...............  (20,000)    2.00      (400)    1.81        --
Forfeited...............  (35,000)    1.97   (42,000)    1.81    (6,000)    1.81
                          -------    -----   -------    -----   -------    -----
Outstanding at end of
 year...................  339,300    $2.05   319,300    $1.84   361,700    $1.84
                          =======    =====   =======    =====   =======    =====
Exercisable at end of
 year...................  242,600    $1.87   259,300    $1.82   230,300    $1.82
Weighted average fair
 value of options
 granted during the
 year...................  $  1.32                 --            $  0.85

  The following table summarizes information about the options outstanding at December 31, 1997:

                                                                     WTD. AVG.
                                                                    CONTRACTUAL WTD. AVG.             WTD. AVG.
                                             RANGE OF                 LIFE IN   EXERCISE              EXERCISE
       GRANT DATE         EXPIRATION DATE     PRICES    OUTSTANDING    YEARS      PRICE   EXERCISABLE   PRICE
       ----------        ------------------ ----------- ----------- ----------- --------- ----------- ---------
July 7, 1993............       May 31, 2003       $1.81   214,300      5.41                 214,300
May 20, 1995............       May 20, 2000        1.81    50,000      2.39                  20,000
March 1, 1997...........      March 1, 2002        2.56    30,000      4.16                      --
April 8, 1997...........      April 8, 2002        2.69    10,000      4.25                      --
May 26, 1997............       May 26, 2002        2.91    10,000      4.40                      --
July 9, 1997............       July 9, 2000        3.22    10,000      2.50                   3,300
September 15, 1997...... September 15, 2000        3.44    15,000      2.71                   5,000
                                                          -------      ----                 -------
                                            $1.81-$3.44   339,300      4.59       $2.05     242,600     $1.87
                                                          =======      ====       =====     =======     =====

                              ARCH PETROLEUM INC.

13. GEOGRAPHIC AND INDUSTRY SEGMENT INFORMATION

  The Company operates in two industry segments: oil and gas exploration, development and production and natural gas marketing, transportation and distribution. In addition, the Company has oil and gas operations in the United States and Western Canada. Operating profit by segment is defined as revenues less operating expenses. Income and expense items excluded from operating profit include: interest income, other income, interest expense, minority interest and income taxes. Identifiable assets are those assets used exclusively in the operations of each business segment. Operating results for the oil and gas segment of the Company are significantly affected by the Company's ability to acquire reserves in the future through the development of existing properties and also its ability to select and acquire suitable prospects for exploratory drilling or development. The buying, selling and transporting of natural gas by the Company's pipeline segment is a highly competitive business. The Company markets natural gas to customers who can purchase natural gas from various suppliers. Marketing of both oil and natural gas is affected in part by domestic production levels, imports, the proximity of pipelines to producing properties and the regulation by states of allowable rates of production. Cash flow from operations for all segments may be affected to a significant degree by fluctuations in prices that are brought on by factors beyond the Company's control. All of these variable factors are dependent on economic and political forces that cannot be accurately predicted in advance.

  Financial information by geographic and industry segment for the years ended December 31, 1997, 1996 and 1995 follows. Prior to 1996, the Company operated only in the United States.

                                                              NATURAL
                                                     OIL AND    GAS
                                                       GAS   PIPELINES  TOTAL
                                                     ------- --------- --------
                                                           (IN THOUSANDS)
1997
Identifiable assets................................. $86,721  $ 6,450  $ 93,171
Revenues (1)........................................  23,750   56,438    80,188
Exploration costs and expenses......................   1,134       --     1,134
Depletion, depreciation and amortization............   6,782      329     7,111
Operating income....................................   2,063    6,255     8,318
Capital expenditures................................  14,108      443    14,551
1996
Identifiable assets................................. $75,785  $25,254  $101,039
Revenues (1)........................................  24,914   74,309    99,223
Exploration costs and expenses......................     593       --       593
Depletion, depreciation and amortization............   6,460      444     6,904
Operating income....................................   5,758    1,475     7,233
Capital expenditures................................   8,421      913     9,334
1995
Identifiable assets................................. $61,547  $18,125  $ 79,672
Revenues............................................  16,599   49,249    65,848
Exploration costs and expenses......................     898       --       898
Depletion, depreciation and amortization............   4,973      416     5,389
Operating income....................................     648      670     1,318
Capital expenditures................................   6,164      264     6,428

                              ARCH PETROLEUM INC.

                                                      UNITED
                                                      STATES  CANADA    TOTAL
                                                      ------- -------  --------
                                                           (IN THOUSANDS)
1997
Identifiable assets.................................. $79,343 $13,828  $ 93,171
Revenues (1).........................................  77,521   2,667    80,188
Exploration costs and expenses.......................     401     733     1,134
Depletion, depreciation and amortization.............   5,627   1,484     7,111
Operating income (loss)..............................   9,737  (1,419)    8,318
Capital expenditures.................................  11,471   3,080    14,551
1996
Identifiable assets.................................. $89,672 $11,367  $101,039
Revenues (1).........................................  96,785   2,438    99,223
Exploration costs and expenses.......................     200     393       593
Depreciation and amortization........................   5,763   1,141     6,904
Operating income (loss)..............................   7,447    (214)    7,233
Capital expenditures.................................   6,991   2,343     9,334

--------
(1) Includes gain on sale of natural gas pipeline of $5,046,000 in 1997 and gain on sale of domestic oil and gas properties of $1,037,000 in 1996.

15. UNAUDITED QUARTERLY FINANCIAL DATA

  A summary of consolidated financial data for 1997 and 1996 follows (in thousands, except per share amounts):

                                                FIRST  SECOND    THIRD  FOURTH
                                               QUARTER QUARTER  QUARTER QUARTER
                                               ------- -------  ------- -------
Year Ended December 31, 1997
  Operating revenues (1) (3).................. $33,142 $27,307  $12,634 $ 7,779
  Exploration costs and expenses..............      75     127      649     283
  Gross profit (3)............................   3,975   2,644    6,554   1,508
  Net income (loss)...........................     900      55    2,919  (1,046)
  Net income (loss) per share (1)--basic...... $  0.03 $ (0.02) $  0.15 $ (0.08)
  Net income per share (1)--diluted...........     N/A     N/A  $  0.12     N/A
Year Ended December 31, 1996
  Operating revenues (1)...................... $19,765 $23,416  $23,071 $33,674
  Exploration costs and expenses..............      51     127      312     103
  Gross profit................................   2,523   3,924    2,864   3,728
  Net income..................................     488     938      595   1,001
  Net income per share (2)--basic............. $  0.01 $  0.03  $  0.01 $  0.04
  Net income per share (2)--diluted...........     N/A     N/A      N/A     N/A

  Gross profit represents income before income taxes excluding general and administrative expense, interest expense, foreign currency transaction loss and minority interest in income of consolidated subsidiaries.
--------
(1) Includes gain on sale of natural gas pipeline of $5,046,000 in 1997 and gain on sale of domestic oil and gas properties of $1,037,000 in 1996.
(2) After dividends on preferred stock.
(3) Includes $224,000, $233,000, $273,000 and none which has been reclassified as additional gas sales in accordance with the accounting for the Remedy Adjustment discussed in Note 5.

                              ARCH PETROLEUM INC.
                 UNAUDITED SUPPLEMENTAL OIL AND GAS DISCLOSURES

            ESTIMATES OF RESERVES AND FUTURE PRODUCTION PERFORMANCE
               ARE SUBJECTIVE AND MAY CHANGE MATERIALLY AS ACTUAL
                    PRODUCTION INFORMATION BECOMES AVAILABLE

  The following table sets forth the proved oil and gas reserves of the Company for the years ended December 31, 1997, 1996 and 1995, and the changes therein. All of the Company's oil and gas activities are located within the United States and Western Canada. None of the Company's reserves are subject to long-term supply agreements with a governmental agency.

                                                UNITED
                                                STATES     CANADA      TOTAL
                                              ----------  ---------  ----------
Natural Gas (Mcf)
Net proved reserves, December 31, 1994....... 61,546,200         --  61,546,200
  Extensions and discoveries.................  4,138,000         --   4,138,000
  Production................................. (4,291,900)        --  (4,291,900)
  Revision of previous estimates.............   (106,000)        --    (106,000)
                                              ----------  ---------  ----------
Net proved reserves, December 31, 1995....... 61,286,300         --  61,286,300
  Purchases of minerals in place.............         --  1,015,200   1,015,200
  Sales of minerals in place................. (1,191,500)        --  (1,191,500)
  Extensions and discoveries.................  1,776,000    273,000   2,049,000
  Production................................. (3,845,200)  (152,200) (3,997,400)
  Revisions of previous estimates............  1,095,300         --   1,095,300
                                              ----------  ---------  ----------
Net proved reserves, December 31, 1996....... 59,120,900  1,136,000  60,256,900
  Extensions and discoveries.................  3,889,000  5,246,000   9,135,000
  Production................................. (3,362,600)  (181,200) (3,543,800)
  Revisions of previous estimates (1)........  8,783,400    374,200   9,157,600
                                              ----------  ---------  ----------
Net proved reserves, December 31, 1997....... 68,430,700  6,575,000  75,005,700
                                              ==========  =========  ==========
Oil (Bbl)
Net proved reserves, December 31, 1994.......  3,586,400         --   3,586,400
  Extensions and discoveries.................  1,126,000         --   1,126,000
  Production.................................   (382,100)        --    (382,100)
  Revision of previous estimates.............   (300,100)        --    (300,100)
                                              ----------  ---------  ----------
Net proved reserves, December 31, 1995.......  4,030,200         --   4,030,200
  Purchases of minerals in place.............         --    682,500     682,500
  Sales of minerals in place.................    (37,700)        --     (37,700)
  Extensions and discoveries.................    395,000    294,700     689,700
  Production.................................   (459,300)  (120,300)   (579,600)
  Revision of previous estimates.............    (67,200)        --     (67,200)
                                              ----------  ---------  ----------
Net proved reserves, December 31, 1996.......  3,861,000    856,900   4,717,900
  Extensions and discoveries.................    793,500     82,500     876,000
  Production.................................   (528,400)  (128,600)   (657,000)
  Revision of previous estimates.............    934,400      2,100     936,500
                                              ----------  ---------  ----------
Net proved reserves, December 31, 1997.......  5,060,500    812,900   5,873,400
                                              ==========  =========  ==========

--------
(1) Includes approximately 6.0 Bcf associated with deficiencies related to the Remedy Adjustment discussed in Note 5.

                                                  UNITED
                                                  STATES    CANADA     TOTAL
                                                ---------- --------- ----------
Proved developed reserves:
Natural gas (Mcf)
  December 31, 1995............................ 55,628,500        -- 55,628,500
  December 31, 1996............................ 54,981,200   504,000 55,485,200
  December 31, 1997............................ 65,324,800 6,489,000 71,813,800
Oil (Bbl)
  December 31, 1995............................  2,993,600        --  2,993,600
  December 31, 1996............................  3,128,400   809,900  3,938,300
  December 31, 1997............................  4,475,600   693,800  5,169,400

  The Company's proved reserves exclude 1.9 Bcf, 8.7 Bcf and 11.9 Bcf of gas reserves at December 31, 1997, 1996 and 1995, respectively, which were sold under the VPP in December 1992 for $1.30 per Mcf. The Company is required to deliver these gas production volumes through July 1998 and thereafter under the terms of the VPP agreement. The revenue associated with these reserves, which is deferred, is recognized as production is delivered.

COSTS INCURRED IN OIL AND GAS ACTIVITIES

  Costs incurred in oil and gas property acquisition, exploration and development activities are set forth below:

                                                 UNITED
                                                 STATES     CANADA     TOTAL
                                               ---------- ---------- ----------
1995
Acquisition of properties:
  Proved...................................... $  274,000 $       -- $  274,000
  Unproved....................................    108,000         --    108,000
Exploration...................................    898,000         --    898,000
Development...................................  4,937,000         --  4,937,000
1996
Acquisition of properties:
  Proved...................................... $  442,000 $6,667,000 $7,109,000
  Unproved....................................         --  2,185,000  2,185,000
Exploration...................................    125,000  1,590,000  1,715,000
Development...................................  5,514,000    400,000  5,914,000
1997
Acquisition of properties:
  Proved...................................... $   78,000 $  220,000 $  298,000
  Unproved....................................     17,000    322,000    339,000
Exploration...................................    623,000    733,000  1,356,000
Development................................... 10,323,000  1,792,000 12,115,000

STANDARDIZED MEASURE OF DISCOUNTED FUTURE NET CASH FLOWS AND CHANGES THEREIN RELATING TO PROVED OIL AND GAS RESERVES

                                              UNITED
                                              STATES      CANADA       TOTAL
                                           ------------ ----------- ------------
1995
Future cash inflows......................  $182,785,400 $        -- $182,785,400
Future production and development costs..    66,311,500          --   66,311,500
Future income tax expenses...............    22,434,000          --   22,434,000
                                           ------------ ----------- ------------
Future net cash flows undiscounted.......    94,039,900          --   94,039,900
10% annual discount for estimated timing
 future net cash flows...................    42,127,800          --   42,127,800
                                           ------------ ----------- ------------
Standardized measure of discounted future
 net cash flows..........................  $ 51,912,100 $        -- $ 51,912,100
                                           ============ =========== ============
1996
Future cash inflows......................  $309,315,400 $29,589,400 $338,904,800
Future production and development costs..   118,878,800  12,846,900  131,725,700
Future income tax expenses...............    50,507,300   3,898,600   54,405,900
                                           ------------ ----------- ------------
Future net cash flows undiscounted.......   139,929,300  12,843,900  152,773,200
10% annual discount for estimated timing
 of cash flows...........................    65,201,200   3,758,500   68,959,700
                                           ------------ ----------- ------------
Standardized measure of discounted future
 net cash flows..........................  $ 74,728,100 $ 9,085,400 $ 83,813,500
                                           ============ =========== ============
1997
Future cash inflows......................  $239,670,400 $21,085,100 $260,755,500
Future production and development costs..   117,082,300   8,470,600  125,552,900
Future income tax expenses...............    27,908,300   1,527,300   29,435,600
                                           ------------ ----------- ------------
Future net cash flows undiscounted.......    94,679,800  11,087,200  105,767,000
10% annual discount for estimated timing
 of cash flows...........................    40,516,200   3,684,700   44,200,900
                                           ------------ ----------- ------------
Standardized measure of discounted future
 net cash flows..........................  $ 54,163,600 $ 7,402,500 $ 61,566,100
                                           ============ =========== ============

  Future net cash flows were computed using year-end prices and costs. For the reserve reports as of December 31, 1997, 1996 and 1995, respectively, the average domestic prices were $16.89, $24.97 and $18.82 for oil and $2.25, $3.60 and $1.76 for gas. For the reserve reports as of December 31, 1997, and 1996, respectively, the average foreign prices were $16.31 and $25.41 for oil and $1.12 and $1.84 for gas. Oil and gas prices at December 31, 1996 were higher than those realized on average by the Company over the past five years. Also, prices at the end of the first quarter of 1998 are below those at the end of 1997. Changes in prices could have a material effect on reserve estimates and related future net cash flow amounts.

  The standardized measure of discounted future net cash flows at December 31, 1997, 1996 and 1995, as presented in the table above, excludes future net cash flows associated with the VPP as described in Note 5. The discounted future net cash flows related to the VPP approximates $436,400, $2,960,600 and $11,672,700 which amounts are net of discounted future production costs of $1,856,000, $3,831,000, and $1,912,700 at December 31, 1997, 1996 and 1995,
respectively.

  The Company operates in an industry that is subject to volatile prices for its products. The standardized measure of discounted future net cash flows may be affected to a significant degree by fluctuations in prices that are brought on by factors beyond the Company's control. The following are the principal sources of change in the standardized measure of discounted future net cash flows:

                                            UNITED
                                            STATES       CANADA       TOTAL
                                          -----------  ----------  -----------
December 31, 1994........................ $48,520,400  $       --  $48,520,400
  Net changes in prices and costs,
   exclusive of properties purchased and
   sold..................................   2,736,100          --    2,736,100
  Net change in income taxes.............     174,100          --      174,100
  Sales of oil and gas produced, net of
   production costs......................  (6,001,800)         --   (6,001,800)
  Revisions of previous quantity
   estimates.............................  (1,464,900)         --   (1,464,900)
  Extensions and discoveries, less
   related costs.........................   9,241,100          --    9,241,100
  Changes in estimated future development
   costs.................................  (5,899,500)         --   (5,899,500)
  Development costs incurred previously
   estimated.............................     740,700          --      740,700
  Accretion of discount..................   4,852,000          --    4,852,000
  Timing and other.......................    (986,100)         --     (986,100)
                                          -----------  ----------  -----------
December 31, 1995........................  51,912,100          --   51,912,100
  Purchases of minerals in place.........   2,176,600   9,473,800   11,650,400
  Sales of minerals in place.............    (595,800)         --     (595,800)
  Net changes in prices and costs,
   exclusive of properties purchased and
   sold..................................  46,473,300          --   46,473,300
  Net change in income taxes............. (14,589,000) (2,757,700) (17,346,700)
  Sales of oil and gas produced, net of
   production costs...................... (11,479,600) (1,420,500) (12,900,100)
  Revisions of previous quantity
   estimates.............................     961,900          --      961,900
  Extensions and discoveries, less
   related costs.........................   5,719,000   3,789,800    9,508,800
  Changes in estimated future operating
   costs................................. (13,709,200)         --  (13,709,200)
  Changes in estimated future development
   costs.................................    (232,400)         --     (232,400)
  Development costs incurred previously
   estimated.............................   3,742,000          --    3,742,000
  Accretion of discount..................   5,191,200          --    5,191,200
  Timing and other.......................    (842,000)         --     (842,000)
                                          -----------  ----------  -----------
December 31, 1996........................  74,728,100   9,085,400   83,813,500
  Net changes in prices and costs,
   exclusive of properties purchased and
   sold.................................. (48,688,400) (4,479,500) (53,167,900)
  Net change in income taxes.............  20,847,300   1,612,500   22,459,800
  Sales of oil and gas produced, net of
   production costs...................... (11,695,700) (1,612,000) (13,307,700)
  Revisions of previous quantity
   estimates.............................   9,593,100     420,600   10,013,700
  Extensions and discoveries, less
   related costs.........................  12,535,200   2,788,800   15,324,000
  Changes in estimated future development
   costs.................................  (2,085,400)   (293,300)  (2,378,700)
  Development costs incurred previously
   estimated.............................   3,389,100     572,400    3,961,500
  Accretion of discount..................   7,472,800     908,500    8,381,300
  Timing and other....................... (11,932,500) (1,600,900) (13,533,400)
                                          -----------  ----------  -----------
December 31, 1997........................ $54,163,600  $7,402,500  $61,566,100
                                          ===========  ==========  ===========

RESULTS OF OPERATIONS FROM OIL AND GAS PRODUCING ACTIVITIES

                           UNITED
                           STATES       CANADA       TOTAL
                         -----------  ----------  -----------
1995
Revenues................ $16,599,000  $       --  $16,599,000
Production costs........  (7,176,000)         --   (7,176,000)
Exploration expenses....    (898,000)         --     (898,000)
Depletion, depreciation
 and amortization.......  (4,973,000)         --   (4,973,000)
                         -----------  ----------  -----------
                           3,552,000          --    3,552,000
Income tax expense......  (1,208,000)         --   (1,208,000)
                         -----------  ----------  -----------
Results of operations... $ 2,344,000  $       --  $ 2,344,000
                         ===========  ==========  ===========
1996
Revenues................ $21,439,000  $2,438,000  $23,877,000
Production costs........  (7,591,000)   (490,000)  (8,081,000)
Exploration expenses....    (200,000)   (393,000)    (593,000)
Depletion, depreciation
 and amortization.......  (5,321,000) (1,139,000)  (6,460,000)
                         -----------  ----------  -----------
                           8,327,000     416,000    8,743,000
Income tax (expense)
 benefit................  (2,681,000)    280,000   (2,401,000)
                         -----------  ----------  -----------
Results of operations... $ 5,646,000  $  696,000  $ 6,342,000
                         ===========  ==========  ===========
1997
Revenues................ $21,083,000  $2,667,000  $23,750,000
Production costs........  (7,912,000)   (850,000)  (8,762,000)
Exploration expenses....    (401,000)   (733,000)  (1,134,000)
Depletion, depreciation
 and amortization.......  (5,298,000) (1,484,000)  (6,782,000)
                         -----------  ----------  -----------
                           7,472,000    (400,000)   7,072,000
Income tax (expense)
 benefit................  (2,516,000)    840,000   (1,676,000)
                         -----------  ----------  -----------
Results of operations... $ 4,956,000  $  440,000  $ 5,396,000
                         ===========  ==========  ===========

                                                                      APPENDIX A

                         AGREEMENT AND PLAN OF MERGER

                                     AMONG

                            POGO PRODUCING COMPANY

                                 ALPHAC, INC.

                                      AND

                              ARCH PETROLEUM INC.



                           DATED AS OF MAY 28, 1998

                               TABLE OF CONTENTS



                                   ARTICLE I
                                  THE MERGER

     1.1   The Merger; Effective Time of the Merger.........................   2
     1.2   Closing..........................................................   2
     1.3   Effects of the Merger............................................   2

                                  ARTICLE II
   EFFECT OF THE MERGER ON THE CAPITAL STOCK AND CERTAIN INDEBTEDNESS OF THE
               CONSTITUENT CORPORATIONS;EXCHANGE OF CERTIFICATES

     2.1   Effect on Capital Stock..........................................   2
     2.2   Exchange of Certificates.........................................   3
     2.3   Effect on Certain Indebtedness...................................   5

                                  ARTICLE III
                        REPRESENTATIONS AND WARRANTIES

     3.1  Representations and Warranties of Arch............................   6
     3.2  Representations and Warranties of Pogo and Sub....................  21

                                  ARTICLE IV
               COVENANTS RELATING TO CONDUCT OF BUSINESS OF ARCH

     4.1  Conduct of Business by Arch Pending the Merger....................  26
     4.2  No Solicitation...................................................  28

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

     5.1   Preparation of S-4 and the Proxy Statement.......................  29
     5.2   Access to Information............................................  30
     5.3   Arch Stockholders Meeting........................................  30
     5.4   Filings; Other Action............................................  30
     5.5   Agreements of Others.............................................  31
     5.6   Authorization for Shares and Stock Exchange Listing..............  31
     5.7   Employee Matters.................................................  31
     5.8   Stock Options....................................................  32
     5.9   Arch Bank Credit Facilities......................................  33

     5.10   Modification of Indebtedness and Equity.........................  33
     5.11   Agreement to Defend.............................................  33
     5.12   Public Announcements............................................  33
     5.13   Other Actions...................................................  33
     5.14   Advice of Changes; SEC Filings..................................  34
     5.15   Reorganization..................................................  34
     5.16   Accounting Matters..............................................  34
     5.17   Indemnification.................................................  34
     5.18   Announcement of Combined Operations.............................  35

                                  ARTICLE VI
                             CONDITIONS PRECEDENT

     6.1   Conditions to Each Party's Obligation to Effect the Merger.......  35
     6.2   Conditions of Obligations of Pogo and Sub........................  36
     6.3   Conditions of Obligations of Arch................................  37

                                  ARTICLE VII
                           TERMINATION AND AMENDMENT

     7.1   Termination......................................................  38
     7.2   Effect of Termination............................................  40
     7.3   Amendment........................................................  40
     7.4   Extension; Waiver................................................  40

                                 ARTICLE VIII
                              GENERAL PROVISIONS

     8.1   Payment of Expenses..............................................  41
     8.2   Survival of Certain Representations, Warranties and Agreements...  41
     8.3   Notices..........................................................  41
     8.4   Interpretation...................................................  42
     8.5   Counterparts.....................................................  42
     8.6   Entire Agreement; No Third Party Beneficiaries...................  42
     8.7   Governing Law....................................................  42
     8.8   No Remedy in Certain Circumstances...............................  43
     8.9   Assignment.......................................................  43

                           GLOSSARY OF DEFINED TERMS

Acquisition Proposal....................................  4.2(e)
Affiliates..............................................  5.5
Affiliate Notes.........................................  2.3(b)
Agreement...............................................  Preamble
APL.....................................................  3.1(f)
Arch....................................................  Preamble
Arch Common Stock.......................................  2.1
Arch Employee Benefit Plans.............................  3.1(l)(iii)
Arch ERISA Affiliate....................................  3.1(l)(i)
Arch Intangible Property................................  3.1(n)
Arch Litigation.........................................  3.1(j)
Arch Order..............................................  3.1(j)
Arch Pension Plans......................................  3.1(l)(i)
Arch Permits............................................  3.1(i)
Arch Preferred Stock....................................  3.1(b)
Arch Representatives....................................  4.2(a)
Arch SEC Documents......................................  3.1(d)
Arch Stock Option.......................................  5.8(a)
Arch Stock Plan.........................................  3.1(b)
Average Closing Price...................................  2.2(e)
Bank Credit Facilities..................................  5.9
CIGNA...................................................  Recitals
CERCLA..................................................  3.1(o)(A)
Certificate of Merger...................................  1.1
Certificates............................................  2.2(b)
Closing.................................................  1.1
Closing Date............................................  1.2
Code....................................................  Recitals
Common Exchange Ratio...................................  2.1(c)
Confidentiality Agreement...............................  5.2
Constituent Corporations................................  1.3(a)
Convertible Preferred Stock.............................  Recitals
DGCL....................................................  1.1
Effective Time..........................................  1.1
Environmental Law.......................................  3.1(o)(A)
ERISA...................................................  3.1(l)(i)
Evaluation Data.........................................  3.1(p)
Executives..............................................  5.7
Exchange Act............................................  3.1(c)(iii)
Exchange Agent..........................................  2.2(a)
Exchange Fund...........................................  2.2(a)

GAAP....................................................  3.1(d)
Governmental Entity.....................................  3.1(c)(iii)
Hazardous Materials.....................................  3.1(o)(B)
HSR Act.................................................  3.1(c)(iii)
Indemnified Liabilities.................................  5.17
Indemnified Parties.....................................  5.17
Injunction..............................................  6.1(e)
IRS.....................................................  3.1(k)(iii)
Leases..................................................  3.1(v)
Material Adverse Change.................................  3.1(a)
Material Adverse Effect.................................  3.1(a)
Merger..................................................  Recitals
Mezzanine...............................................  Recitals
Notes...................................................  Recitals
NYSE....................................................  2.2(e)
Oil & Gas Knowledge.....................................  3.1(v)
Oil and Gas Properties..................................  3.1(v)
OSHA....................................................  3.1(m)(ii)
PBGC....................................................  3.1(l)(ii)
Pogo....................................................  Preamble
Pogo Common Stock.......................................  2.1(c)
Pogo Litigation.........................................  3.2(n)
Pogo Order..............................................  3.2(n)
Pogo Preferred Stock....................................  3.2(b)
Pogo SEC Documents......................................  3.2(d)
Pogo Permits............................................  3.2(m)
Preferred Exchange Ratio................................  2.1(d)
Pricing Period..........................................  2.1(a)
Proxy Statement.........................................  3.1(c)(iii)
Release.................................................  3.1(o)(C)
Remedial Action.........................................  3.1(o)(D)
Returns.................................................  3.1(k)(i)
S-4.....................................................  3.1(e)
SEC.....................................................  3.2(a)
Securities Act..........................................  3.1(d)
Securities Purchase Agreement...........................  2.3(a)
Series A Notes..........................................  Recitals
Series B Notes..........................................  Recitals
Significant Subsidiary..................................  3.2(a)
Stockholder Agreement...................................  Recitals
Stockholders Meeting....................................  5.3
Surviving Corporation...................................  1.3(a)
Sub.....................................................  Preamble

Subsidiary..............................................  3.1(a)
Taxes...................................................  3.1(k)
TDC.....................................................  Recitals
TIC.....................................................  Recitals
TRAL....................................................  Recitals
Voting Debt.............................................  3.1(b)

                 SCHEDULES TO THE AGREEMENT AND PLAN OF MERGER

Schedule No.                   Description
------------                   -----------

2.3(b)                         Affiliate Notes
3.1(a)                         Significant Subsidiaries; Jurisdiction of Incorporation
3.1(b)                         Capital Structure
3.1(c)                         Authority; No Violations; Consents and Approvals
3.1(d)                         SEC Documents
3.1(f)                         Absence of Certain Changes or Events
3.1(g)                         No Undisclosed Material Liabilities
3.1(h)                         No Default
3.1(i)                         Compliance with Applicable Laws
3.1(j)                         Litigation
3.1(k)( i), (ii), (iii), (vi)  Taxes
3.1(l)(ii), (v)                Pension and Benefit Plans; ERISA
3.1(m)(i), (ii)                Labor Matters
3.1(n)                         Intangible Property
3.1(o)                         Environmental Matters
3.1(p)                         Proprietary Information
3.1(v)                         Oil and Gas
3.1(w)                         Title to Property
3.1(y)                         Leases and Wells
3.1(z)                         Marketing
3.2(b)                         Capital Structure
3.2(f)                         Absence of Certain Changes or Events
3.2(k)                         No Undisclosed Material Liabilities
3.2(l)                         No Default
3.2(m)                         Compliance With Applicable Laws
3.2(n)                         Litigation
5.7                            Employee Matters
6.3(c)(i)                      Representation Certificate of Pogo and Sub
6.3(c)(ii)                     Representation Certificate of Arch


Exhibit A                      Form of Affiliate Note
Exhibit B                      Form of Rule 145 Letter
Exhibit C                      Form of Affiliate Agreement
Exhibit D                      Form of Resignation and Release

                         AGREEMENT AND PLAN OF MERGER

     AGREEMENT AND PLAN OF MERGER, dated as of May 28, 1998 (this "Agreement"), among Pogo Producing Company, a Delaware corporation ("Pogo"), Alphac, Inc., a Delaware corporation and a direct wholly owned subsidiary of Pogo ("Sub"), and Arch Petroleum Inc., a Delaware corporation ("Arch").

     WHEREAS, the Boards of Directors of Pogo, Sub and Arch each have determined that it is in the best interests of their respective stockholders for Sub to merge with and into Arch (the "Merger") upon the terms and subject to the conditions of this Agreement;

     WHEREAS, concurrently with the execution and delivery hereof, (a) Threshold Development Company, a Delaware corporation ("TDC"), the owner of approximately 13.9% of the outstanding Arch Common Stock (as hereinafter defined), (b) The Travelers Indemnity Company ("TIC"), the beneficial owner of 436,364 shares of Arch's 8% Exchangeable Convertible Preferred Stock (the "Convertible Preferred Stock"), (c) The Travelers Life and Annuity Company ("TRAL"), the beneficial owner of $300,000 of Arch's 9.75% Series A Convertible Subordinated Notes due 2004 (the "Series A Notes") and $2,700,000 of Arch's Adjustable Rate Series B Subordinated Notes (the "Series B Notes" and, collectively with the Series A Notes, the "Notes"), which Notes are collectively convertible into 1,090,909 shares of Arch Common Stock, which is all of the Arch Common Stock that would be beneficially owned by TRAL, (d) Connecticut General Life Insurance Company ("CIGNA"), the beneficial owner of 39,829.5 shares of Convertible Preferred Stock and $27,373 of Series A Notes, $246,361 of Series B Notes, which Notes are collectively convertible into 99,540 shares of Arch Common Stock, which is all of the Arch Common Stock that would be beneficially owned by CIGNA, (e) CIGNA Mezzanine Partners III, L.P. ("Mezzanine"), the beneficial owner of 187,454.5 shares of Convertible Preferred Stock, $128,900 of Series A Notes and $1,160,100 of Series B Notes, which Notes are convertible into 468,727 shares of Arch Common Stock, which is all of the Arch Common Stock that would be beneficially owned by Mezzanine, and (f) The Lincoln National Life Insurance Company ("Lincoln"), the beneficial owner of 63,625 shares of Convertible Preferred Stock, $43,727 of Series A Notes and $393,539 of Series B Notes, which Notes are convertible into 159,005 shares of Arch Common Stock , which is all of the Arch Common Stock that would be beneficially owned by Lincoln, are each entering into a Stockholder Agreement (individually, a "Stockholder Agreement" and collectively, the "Stockholder Agreements") with Pogo providing for, among other things, the voting of the shares of Convertible Preferred Stock and Arch Common Stock, as applicable, owned by it;

     WHEREAS, for federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code");

     WHEREAS, for accounting purposes, it is intended that the Merger shall be accounted for as a pooling of interests; and

     WHEREAS, Pogo, Sub and Arch desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger;

     NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements herein contained, the parties agree as follows:

                                   ARTICLE I

                                  THE MERGER

     1.1 The Merger; Effective Time of the Merger. Upon the terms and subject to the conditions of this Agreement and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub shall be merged with and into Arch at the Effective Time (as hereinafter defined). The Merger shall become effective immediately when a certificate of merger (the "Certificate of Merger"), prepared and executed in accordance with the relevant provisions of the DGCL, is filed with the Secretary of State of the State of Delaware (the "Effective Time").
The filing of the Certificate of Merger shall be made as soon as practicable on or after the closing of the Merger (the "Closing").

     1.2 Closing. The Closing shall take place at 10:00 a.m. on a date to be specified by the parties, which shall be no later than the second business day after satisfaction (or waiver in accordance with this Agreement) of the latest to occur of the conditions set forth in Article VI (the "Closing Date"), at the offices of Baker & Botts, L.L.P., One Shell Plaza, 910 Louisiana, Houston, Texas 77002, unless another date or place is agreed to in writing by the parties.

     1.3 Effects of the Merger. (a) At the Effective Time: (i) Sub shall be merged with and into Arch, the separate existence of Sub shall cease and Arch shall continue as the surviving corporation (Sub and Arch are sometimes referred to herein as the "Constituent Corporations" and Arch is sometimes referred to herein as the "Surviving Corporation"); (ii) the Certificate of Incorporation of Sub shall be the Certificate of Incorporation of the Surviving Corporation;
(iii) the Bylaws of Sub as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation; and (iv) the Surviving Corporation shall succeed to and assume all of the rights and obligations of Sub in accordance with the DGCL.

     (b) The directors and officers of Sub at the Effective Time shall, from and after the Effective Time, be the initial directors and officers of the Surviving Corporation, and such directors and officers shall serve until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Certificate of Incorporation and Bylaws.

                                  ARTICLE II

   EFFECT OF THE MERGER ON THE CAPITAL STOCK AND CERTAIN INDEBTEDNESS OF THE
                           CONSTITUENT CORPORATIONS;
                           EXCHANGE OF CERTIFICATES

     2.1 Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of common stock, par value $0.01 per share, of Arch ("Arch Common Stock"), Convertible Preferred Stock or capital stock of Sub:

          (a) Capital Stock of Sub. Each issued and outstanding share of the common stock of Sub shall be converted into and become 10 fully paid and nonassessable shares of common stock, par value $0.01 per share, of the Surviving Corporation.

          (b) Cancellation of Treasury Stock. Each share of Arch Common Stock and all other shares of capital stock of Arch that are owned by Arch as treasury stock of Arch shall be canceled and retired and shall cease to exist and no Pogo Common Stock (as hereinafter defined) or other consideration shall be delivered or deliverable in exchange therefor.

          (c) Exchange Ratio for Arch Common Stock. Each share of Arch Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be canceled in accordance with Section 2.1(b)) shall be converted into 0.09615 of a duly authorized, validly issued, fully paid and nonassessable share of common stock, par value $1.00 per share, of Pogo, together with any associated right to acquire shares of Pogo Series A Junior Convertible Preferred Stock (collectively, the "Pogo Common Stock"), such 0.09615 of a share of Pogo Common Stock for each share of Arch Common Stock being referred to herein as the "Common Exchange Ratio". All such shares of Arch Common Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Pogo Common Stock and cash in lieu of fractional shares of Pogo Common Stock as contemplated by Section 2.2(e), to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest.

          (d) Exchange Ratio for Convertible Preferred Stock. Each share of Convertible Preferred Stock issued and outstanding immediately prior to the Effective Time shall be converted into 0.9615 of a duly authorized, validly issued, fully paid and non-assessable share of Pogo Common Stock, such
     0.9615 of a share of Pogo Common Stock for each share of Arch Convertible Preferred Stock being referred to herein as the "Preferred Exchange Ratio". All such shares of Convertible Preferred Stock, when so converted, shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the shares of Pogo Common Stock and cash in lieu of fractional shares of Pogo Common Stock as contemplated by Section 2.2(e), to be issued or paid in consideration therefor upon the surrender of such certificate in accordance with Section 2.2, without interest. Accrued but unpaid dividends on each share of Convertible Preferred Stock through the Effective Time, whether or not declared, shall be paid in cash at the Effective Time.

          (e) Treatment of Stock Options. Each outstanding Arch Stock Option (as defined in Section 5.8) shall be treated as provided in Section 5.8.

     2.2  Exchange of Certificates.

     (a) Exchange Agent. As of the Effective Time, Pogo shall deposit, or cause to be deposited, with Pogo's transfer agent for Pogo Common Stock or such other bank or trust company designated by Pogo and reasonably acceptable to Arch (the "Exchange Agent"), for the benefit of the holders of shares of Arch Common Stock and Convertible Preferred Stock, for exchange in accordance with this Article II, through the Exchange Agent, certificates representing the shares of Pogo Common Stock (such shares of Pogo Common Stock, together with any dividends or distributions with respect thereto, being hereinafter referred to as the "Exchange Fund") issuable pursuant to Section 2.1 in exchange for outstanding shares of Arch Common Stock and Convertible Preferred Stock, together with cash in lieu of fractional shares as provided herein. The Exchange Agent shall, pursuant to irrevocable instructions, deliver the Pogo Common Stock contemplated to be issued pursuant to Section 2.1 out of the Exchange Fund. The Exchange Fund shall not be used for any other purpose.

     (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, the Exchange Agent shall mail to each holder of record of a certificate or certificates which, immediately prior to the Effective Time, represented outstanding shares of Arch Common Stock or Convertible Preferred Stock, as the case may be (the "Certificates"), which holder's shares of Arch Common Stock and Convertible Preferred Stock were converted into the right to receive shares of Pogo Common Stock pursuant to Section 2.1: (i) a letter of transmittal (which shall specify that delivery shall be effected and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Exchange Agent, and shall be in such form and have such other provisions as Pogo may reasonably specify); and (ii) instructions for use in effecting the surrender of the Certificates in exchange for certificates representing shares of Pogo Common Stock. Upon surrender of a Certificate for cancellation to the Exchange Agent or to such other agent or agents as may be appointed by Pogo, together with such letter of transmittal, duly executed, and any other required documents, the holder of such Certificate shall be entitled to receive in exchange therefor a certificate representing that number of whole shares of Pogo Common Stock which such holder has the right to receive pursuant to the provisions of this Article II and cash in lieu of fractional shares of Pogo Common Stock as contemplated by Section 2.2(e), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Arch Common Stock or Convertible Preferred Stock which is not registered in the transfer records of Arch, a certificate representing the appropriate number of shares of Pogo Common Stock may be issued to a transferee if the Certificate representing such Arch Common Stock or Convertible Preferred Stock is presented to the Exchange Agent accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until surrendered as contemplated by this
Section 2.2, each Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the certificate representing shares of Pogo Common Stock and cash in lieu of any fractional shares of Pogo Common Stock as contemplated by this Section 2.2. The Exchange Agent shall not be entitled to vote or exercise any rights of ownership with respect to the Pogo Common Stock held by it from time to time hereunder, except that it shall receive and hold all dividends or other distributions paid or distributed with respect thereto for the account of persons entitled thereto.

     (c) Distributions with Respect to Unexchanged Shares. No dividends or other distributions with respect to Pogo Common Stock declared or made after the Effective Time with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the right to receive shares of Pogo Common Stock represented thereby and no cash payment in lieu of fractional shares shall be paid to any such holder pursuant to Section 2.2(e) until the holder of such Certificate shall surrender such Certificate. Subject to the effect of applicable laws, following surrender of any such Certificate, there shall be paid to the holder thereof, without interest: (i) at the time of such surrender, the amount of any cash payable in lieu of a fractional share of Pogo Common Stock to which such holder is entitled pursuant to Section 2.2(e) and the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole shares of Pogo Common Stock; and (ii) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to surrender and a payment date subsequent to surrender payable with respect to such whole shares of Pogo Common Stock.

     (d) No Further Ownership Rights in Arch Common Stock or Convertible Preferred Stock. All shares of Pogo Common Stock issued upon the surrender for exchange of shares of Arch Common Stock and Convertible Preferred Stock in accordance with the terms hereof (including any cash paid pursuant to Section 2.2(c) or 2.2(e)) shall be deemed to have been issued in full satisfaction of all rights pertaining to such shares of Arch Common Stock and Convertible Preferred Stock, as applicable, and after the Effective Time there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Arch Common Stock or Convertible Preferred Stock that were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article II.

     (e) No Fractional Shares. Prior to determining if any fractional shares of Pogo Common Stock are due to a holder of either Arch Common Stock or Convertible Preferred Stock, the number of shares of Pogo Common Stock to be received by such holder on account of all shares of both Arch Common Stock and Convertible Preferred Stock held by such holder shall be aggregated. In the event that any such holder is still due a fractional share of Pogo Common Stock, no certificates or scrip representing such fractional share of Pogo Common Stock shall be issued upon the surrender for exchange of Certificates pursuant to this
Article II, and, except as provided in this Section 2.2(e), no dividend or other distribution, stock split or interest shall relate to any such fractional security, and such fractional interest shall not entitle the owner thereof to vote or to any rights of a security holder of Pogo. In lieu of any fractional security, each holder of shares of Arch Common Stock and Convertible Preferred Stock who would otherwise have been entitled to a fraction of a share of Pogo Common Stock upon surrender of Certificates for exchange pursuant to this
Article II will be paid an amount in cash (without interest) equal to the Average Closing Price multiplied by the fractional interest the holder would otherwise be entitled to receive. "Average Closing Price" shall mean the average of the per share closing prices of Pogo Common Stock as reported on the consolidated transaction reporting system for securities traded on the New York Stock Exchange, Inc. ("NYSE") for the twenty consecutive trading days ending immediately prior to the second trading day prior to the Closing Date (the "Pricing Period"), appropriately adjusted for any stock splits, reverse stock splits, stock dividends, recapitalizations or similar transactions.

     (f) Termination of Exchange Fund. Any portion of the Exchange Fund and any cash in lieu of fractional shares of Pogo Common Stock made available to the Exchange Agent that remain undistributed to the former stockholders of Arch for one year after the Effective Time shall be delivered to Pogo, upon demand, and any stockholders of Arch who have not theretofore complied with this Article II shall thereafter look only to Pogo for payment of their claim for Pogo Common Stock, any cash in lieu of fractional shares of Pogo Common Stock and any dividends or distributions with respect to Pogo Common Stock.

     (g) No Liability. Neither Pogo nor Arch shall be liable to any holder of shares of Arch Common Stock, Convertible Preferred Stock or Pogo Common Stock, as the case may be, for such shares (or dividends or distributions with respect thereto) or cash in lieu of fractional shares of Pogo Common Stock delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

     2.3  Effect on Certain Indebtedness.

     (a) Conversion of the Notes. At the Effective Time, TRAL, CIGNA, Lincoln and Mezzanine, being all of the holders of the Notes, shall each convert the Notes owned by it into such number of shares of Pogo Common Stock as is equal to
(i) the unpaid principal amount of such Notes divided by (ii) $2.75 per share of Arch Common Stock, multiplied by (iii) the Common Exchange Ratio. The conversion price for the Notes will also be subject, if applicable, to adjustment as described in Section 11.3 of the Securities Purchase Agreement, dated as of October 15, 1994, by and between the holder of such Note and Arch (the "Securities Purchase Agreement") as a result of any events that occur because of actions taken by Arch or Pogo from and after the date of this Agreement. Accrued unpaid interest on each Note through the Effective Time, shall be paid in cash at the Effective Time. In addition, cash shall be payable to TRAL, CIGNA, Lincoln and Mezzanine in lieu of any fractional interests that such parties would otherwise be entitled pursuant to the foregoing conversion, calculated in a manner similar to that set forth in Section 2.2(e) hereof.

     (b) Affiliate Notes. At the Effective Time, all of the notes receivable from, and loans to, officers of Arch set forth on Schedule 2.3(b) (the "Affiliate Notes") shall be, at the officer's choice, (i) repaid in full (including principal and accrued interest through the Closing Date) or (ii) amended and restated in substantially the form of the note and security agreement set forth as Exhibit A hereto.

                                  ARTICLE III

                        REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of Arch. Arch represents and warrants to Pogo and Sub on its own behalf and on behalf of each of its Subsidiaries as follows:

     (a) Organization, Standing and Power. Each of Arch and its Subsidiaries (as hereinafter defined) is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its state or jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect (as defined below) on Arch. Arch has heretofore delivered to Pogo complete and correct copies of its Certificate of Incorporation, as amended and corrected and Bylaws. All Subsidiaries of Arch and their respective jurisdictions of incorporation or organization are identified on Schedule 3.1(a). As used in this Agreement a "Material Adverse Effect" or "Material Adverse Change" shall mean, in respect of Arch, Pogo, or any named Subsidiary of either party, as the case may be, any effect or change that is or, as far as can be reasonably determined, is reasonably likely to be, materially adverse to the business, operations, assets, condition (financial or otherwise) or results of operation of such party and its Subsidiaries taken as a whole. As used in this Agreement, "Subsidiary" means, with respect to any party, any corporation or other organization, whether incorporated or unincorporated, of which: (i) such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which are held by such party or any Subsidiary of such party that do not have a majority of the voting interest in such partnership); or (ii) at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is, directly or indirectly, owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and any one or more of its Subsidiaries.

     (b) Capital Structure. As of the date hereof, the authorized capital stock of Arch consists of 50,000,000 shares of Arch Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share ("Arch Preferred Stock"). At the close of business on March 31, 1998: (i) 17,321,804 shares of Arch Common Stock and 727,273 shares of Arch Preferred Stock (all of which were Convertible Preferred Stock) were issued and outstanding, (ii) 339,300 shares of Arch Common Stock were reserved for issuance pursuant to outstanding options under Arch's Stock Option Plan (the "Arch Stock Plan"), (iii) 7,272,727 shares of Arch Common Stock were reserved for issuance upon conversion of the Convertible Preferred Stock pursuant to the Securities Purchase Agreement, (iv) 100,000 shares of Arch Common Stock were held by Arch in its treasury; and (v), except for 1,818,181 shares of Arch Common Stock reserved for issuance upon conversion of the Notes pursuant to the Securities Purchase Agreement, no other bonds, debentures, notes or other indebtedness having the right to vote (or convertible into securities having the right to vote) on any matters on which stockholders may vote (collectively, including the Notes, "Voting Debt") were issued or outstanding with respect to Arch. Except as set forth on Schedule 3.1(b), all outstanding shares of Arch Common Stock are validly issued, fully paid and nonassessable and were not issued in violation of any preemptive rights. Except as set forth on
Schedule 3.1(b), all outstanding shares of capital stock of the Subsidiaries of Arch are owned by Arch, or a direct or indirect wholly owned Subsidiary of Arch, free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as set forth in this Section 3.1(b) or on

Schedule 3.1(b) and except for changes since March 31, 1998 resulting from the exercise of employee stock options granted pursuant to the Arch Stock Plan, there are outstanding or reserved for issuance: (i) no shares of capital stock, Voting Debt or other voting securities of Arch; (ii) no securities of Arch or any Subsidiary of Arch convertible into or exchangeable for shares of capital stock, Voting Debt or other voting securities of Arch or any Subsidiary of Arch; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Arch or any Subsidiary of Arch is a party or by which it is bound in any case obligating Arch or any Subsidiary of Arch to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Arch or of any Subsidiary of Arch, or obligating Arch or any Subsidiary of Arch to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. Except for the Stockholder Agreements or as set forth on Schedule 3.1(b), there are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which Arch is a party or of which Arch is aware relating to the voting of any shares of the capital stock of Arch that will limit in any way the solicitation of proxies by or on behalf of Arch from, or the casting of votes by, the stockholders of Arch with respect to the Merger. Except as set forth on Schedule 3.1(b), there are no restrictions on Arch to vote the stock of any of its Subsidiaries.

     (c)  Authority; No Violations; Consents and Approvals.

          (i) The Board of Directors of Arch has unanimously approved (subject to approval by the stockholders of Arch in accordance with the DGCL) the Merger and this Agreement and declared the Merger and this Agreement to be in the best interests of the stockholders of Arch. Arch has all requisite corporate power and authority to enter into this Agreement and, subject, with respect to consummation of the Merger, to approval of this Agreement and the Merger by the stockholders of Arch in accordance with the DGCL, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Arch, subject, with respect to consummation of the Merger, to approval of this Agreement and the Merger by the stockholders of Arch in accordance with the DGCL. This Agreement has been duly executed and delivered by Arch and, subject, with respect to consummation of the Merger, to approval of this Agreement and the Merger by the stockholders of Arch in accordance with the DGCL, and assuming this Agreement constitutes the valid and binding obligation of Pogo and Sub, constitutes a valid and binding obligation of Arch enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

          (ii) Except as set forth on Schedule 3.1(c), the execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or give rise to a right of purchase under, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Arch or any of its Subsidiaries under, or otherwise result in a detriment to Arch or any of its Subsidiaries under, any provision of (A) the Certificate of Incorporation, as amended and corrected, or Bylaws of Arch or any provision of the comparable charter or organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement (including, without limitation, any pre-emptive rights or rights of first refusal with respect to oil and gas interests), instrument, permit, concession, franchise or license applicable to Arch or any of its Subsidiaries, (C) any joint operating agreement or joint venture or other ownership arrangement or (D) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.1(c)(iii) are duly and timely obtained or made and the approval of the Merger and this Agreement by the stockholders of Arch has been obtained, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Arch or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause (B), (C) or
(D), any such conflicts, violations, defaults, rights, liens, security interests, charges, encumbrances or detriments that, individually or in the aggregate, would not have a Material Adverse Effect on Arch or materially impair the ability of Arch to perform its obligations hereunder or prevent the consummation of any of the transactions contemplated hereby. Notwithstanding the foregoing, no representation or warranty is made with respect to Evaluation Data (as hereinafter defined), which is covered exclusively by Section 3.1(p).

          (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any court, governmental, regulatory or administrative agency or commission or other governmental authority or instrumentality, domestic or foreign (a "Governmental Entity"), is required by or with respect to Arch or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Arch or the consummation by Arch of the transactions contemplated hereby, as to which the failure to obtain or make would have a Material Adverse Effect on Arch, except for: (A) the filing of a premerger notification report by Arch under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), and the expiration or termination of the applicable waiting period with respect thereto; (B) the appropriate filings or notifications as may be required by Canadian laws; (C) the filing with the SEC (as defined hereafter) of (x) a proxy statement in preliminary and definitive form (including any amendment or supplements thereto) on Form S-4 of the Securities Act (as hereinafter defined) relating to the meeting of Arch's stockholders to be held in connection with the Merger (the "Proxy Statement") and any other filings as may be required under the Securities Act and (y) such reports under Section 13(a) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and such other compliance with the Exchange Act and the rules and regulations thereunder, as may be required in connection with this Agreement and the transactions contemplated hereby; (D) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (E) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws, or environmental laws; and (F) such filings and approvals as may be required by any foreign premerger notification, securities, corporate or other law, rule or regulation.

     (d) SEC Documents. Arch has made available to Pogo a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Arch with the SEC since December 31, 1997 and prior to the date of this Agreement (the "Arch SEC Documents") which are all the documents (other than preliminary materials) that Arch was required to file with the SEC during such period. Except as disclosed on Schedule 3.1(d), as of their respective dates, the Arch SEC Documents complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Arch SEC Documents, and none of the Arch SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Arch included in the Arch SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end adjustments, any other adjustments described therein, and the fact that certain information and notes have been condensed or omitted in accordance with the Exchange Act and the rules and regulations promulgated thereunder) the consolidated financial position of Arch and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Arch and its consolidated Subsidiaries for the periods presented therein. For purposes of this Section 3.1(d), any amendment to any information contained in any Arch SEC document duly filed with the SEC prior to the date of this Agreement shall be deemed to have been filed on the date that the original Arch SEC Document being amended was filed. Except as disclosed in the Arch SEC Documents or in Schedule 3.1(d), there are no agreements, arrangements or understandings between Arch and any party who is at the date of this Agreement or was at any time prior to the date hereof but after December 31, 1997 an Affiliate of Arch that are required to be disclosed in the Arch SEC Documents.

     (e) Information Supplied. None of the information supplied or to be supplied by Arch for inclusion or incorporation by reference in the Registration Statement on Form S-4 to be filed with the SEC by Pogo in connection with the issuance of shares of Pogo Common Stock in the Merger (the "S-4") will, at the time the S-4 becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and none of the information supplied or to be supplied by Arch and included or incorporated by reference in the Proxy Statement will, at the date mailed to stockholders of Arch or at the time of the meeting of such stockholders to be held in connection with the Merger or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Effective Time any event with respect to Arch or any of its Subsidiaries, or with respect to other information supplied by Arch for inclusion in the Proxy Statement or the S-4, shall occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Arch.

     (f) Absence of Certain Changes or Events. Except as disclosed in, or reflected in the financial statements included in, the Arch SEC Documents or on
Schedule 3.1(f), or except as contemplated by this Agreement, since December 31, 1997, there has not been: (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Arch's capital stock; (ii) any amendment of any material term of any outstanding equity security of Arch or any Subsidiary; (iii) any repurchase, redemption or other acquisition by Arch or any Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, Arch or any Subsidiary, except as contemplated by Arch Employee Benefit Plans; (iv) any material change in any method of accounting or accounting practice or any tax method, practice or election by Arch or any Subsidiary; (v) options granted under the Arch Stock Plan or any other agreement; or (vi) any other transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) that has had a Material Adverse Effect on either Arch or Arch Petroleum Ltd., a Canadian corporation ("APL").

     (g) No Undisclosed Material Liabilities. Except as disclosed or reflected in the Arch SEC Documents or on Schedule 3.1(g), as of the date hereof, neither Arch nor any of its Subsidiaries has incurred any liabilities of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would have a Material Adverse Effect on either Arch or APL, other than liabilities under this Agreement.

     (h) No Default. Neither Arch nor any of its Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) their respective charter, organizational documents and by-laws,
(ii) except as disclosed in Schedule 3.1(h), any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Arch or any of its Subsidiaries is now a party or by which Arch or any of its Subsidiaries or any of their respective properties or assets may be bound or
(iii) any order, writ, injunction, decree, statute, rule or regulation applicable to Arch or any of its Subsidiaries, except in the case of (ii) and
(iii) for defaults or violations which in the aggregate would not have a Material Adverse Effect on either Arch or APL.

     (i) Compliance with Applicable Laws. Arch and its Subsidiaries hold all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Arch Permits"), except where the failure so to hold would not have a Material Adverse Effect on either Arch or APL. Arch and its Subsidiaries are in compliance with the terms of the Arch Permits, except where the failure so to comply would not have a Material Adverse Effect on either Arch or APL. Except as disclosed in the Arch SEC Documents or as set forth on the disclosure schedules hereto, the businesses of Arch and its Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not have a Material Adverse Effect on either Arch or APL. Except as set forth on Schedule 3.1(i), as of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Arch or any of its Subsidiaries is pending or, to the knowledge of Arch as of the date hereof, threatened, other than those the outcome of which would not have a Material Adverse Effect on either Arch or APL. Schedule 3.1(i) sets forth each such failure to hold or comply with the terms of Arch Permits, each such violation of law, ordinance or regulation of any Governmental Entity and each such pending or threatened investigation or review by any Governmental Entity existing on the date hereof that involves amounts in excess of $100,000, notwithstanding the fact that such failure to hold or comply or such violation of law, ordinance or regulation may not constitute a Material Adverse Effect on either Arch or APL.

     (j)  Litigation.  Except as disclosed in the Arch SEC Documents or on
Schedule 3.1(j) hereto, there is no suit, action or proceeding pending, or, to the best knowledge of Arch, threatened against or affecting Arch or any Subsidiary of Arch ("Arch Litigation"), and Arch and its Subsidiaries have no knowledge of any facts that are likely to give rise to any Arch Litigation, that (in any case) would have a Material Adverse Effect on Arch, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Arch or any Subsidiary of Arch ("Arch Order") that would have a Material Adverse Effect on Arch or materially impair the ability of Arch to consummate the transactions contemplated by this Agreement. Notwithstanding the fact that the uninsured exposure or losses under all claims and judgments pending may not constitute a Material Adverse Effect on Arch, the aggregate reasonable estimate of uninsured exposures or losses under all claims and judgments pending, or to the knowledge of Arch as of the date hereof, threatened, pursuant to all Arch Litigation and Arch Orders, existing on the date hereof, excluding individual, unrelated claims or judgments of less than $10,000 each, does not exceed $100,000.

     (k)  Taxes.

          (i) Except as set forth on Schedule 3.1(k)(i), each of Arch, each of its Subsidiaries and any affiliated, consolidated, combined, unitary or similar group of which any such corporation or limited liability company is or was a member has (A) duly filed on a timely basis (taking into account any extensions) all federal and all material state, local, foreign and other returns, declarations, reports, estimates, information returns and statements ("Returns") required to be filed or sent by or with respect to it in respect of any Taxes (as hereinafter defined), (B) duly paid or deposited on a timely basis all Taxes that are due and payable (except to the extent not material in the aggregate or to the extent that liability therefor is reserved for in Arch's most recent audited financial statements) for which Arch or any of its Subsidiaries may be liable, (C) established reserves that are adequate for the payment of all Taxes not yet due and payable with respect to the results of operations of Arch and its Subsidiaries through the date hereof, and (D) complied in all material respects with all applicable laws, rules and regulations relating to the reporting, payment and withholding of Taxes and has in all material respects timely withheld from employee wages and paid over to the proper governmental authorities all amounts required to be so withheld and paid over.

          (ii) Schedule 3.1(k)(ii) sets forth (A) the last taxable period through which the federal income Tax Returns of Arch and any of its Subsidiaries have been examined by the Internal Revenue Service ("IRS") or, in the case of APL, Revenue Canada, or otherwise closed and (B) any affiliated, consolidated, combined, unitary or similar group or Return in which Arch or any of its Subsidiaries is or has been a member or is or has joined in the filing. Except to the extent being contested in good faith, all material deficiencies asserted as a result of such examinations and any examination by any applicable taxing authority have been paid, fully settled or adequately provided for in Arch's most recent audited financial statements. Except as adequately provided for in the Arch SEC Documents, no material audits or other administrative proceedings or court proceedings are presently pending with regard to any Taxes for which Arch or any of its Subsidiaries would be liable, and no material deficiency for any Taxes has been proposed in writing or assessed pursuant to such examination against Arch or any of its Subsidiaries by any authority with respect to any period other than as set forth in Schedule 3.1(k)(ii).

          (iii) Except as disclosed on Schedule 3.1(k)(iii), neither Arch nor any of its Subsidiaries has executed or entered into (or prior to the close of business on the Closing Date will execute or enter into) with the IRS or any taxing authority (i) any agreement or other document extending or having the effect of extending the period for assessments or collection of any income or franchise Taxes for which Arch or any of its Subsidiaries would be liable or (ii) a closing agreement pursuant to
Section 7121 of the Code, or any predecessor provision thereof or any similar provision of state, local, foreign or other income tax law that relates to the assets or operations of Arch or any of its Subsidiaries.

          (iv) Neither Arch nor any of its Subsidiaries has made an election under Section 341(f) of the Code or agreed to have Section 341(f)(2) of the Code apply to any disposition of a subsection (f) asset (as such term is defined in Section 341(f)(4) of the Code) owned by Arch or any of its Subsidiaries.

          (v)   Except as set forth in Arch SEC Documents or as disclosed on
Schedule 3.1(k)(vi), neither Arch nor any of its Subsidiaries is a party to, is bound by or has any obligation under any tax sharing or allocation agreement or similar agreement or arrangement.

     For purposes of this Agreement, "Taxes" shall mean all federal, state, county, local, foreign or other taxes, charges, fees, levies, imposts, duties, licenses or other assessments, together with any interest, penalties, additions to tax or additional amounts imposed by any taxing authority.

     (l)  Pension and Benefit Plans; ERISA.

          (i) All "employee pension plans," as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), maintained by Arch or any of its Subsidiaries or any trade or business (whether or not incorporated) which is under common control, or which is treated as a single employer, with Arch under Section 414(b), (c), (m) or (o) of the Code ("Arch ERISA Affiliate") or to which Arch or any of its Subsidiaries or any Arch ERISA Affiliate contributed or is obligated to contribute thereunder (the "Arch Pension Plans") intended to qualify under Section 401 of the Code so qualify and the trusts maintained pursuant thereto are exempt from federal income taxation under Section 501 of the Code, and, to the knowledge of Arch as of the date hereof, nothing has occurred with respect to the operation of the Arch Pension Plans that could reasonably be expected to cause the loss of such qualification or exemption or the imposition of any liability, penalty, or tax under ERISA or the Code that would have a Material Adverse Effect on Arch.

          (ii) As to the Arch Pension Plans and as to the "employee pension benefit plans" maintained or contributed to by Arch, its Subsidiaries or by any Arch ERISA Affiliate within six years prior to the Effective Time subject to Title IV of ERISA, there has been no event or condition which presents a material risk of termination, no notice of intent to terminate has been given under Section 4041 of ERISA and no proceeding has been instituted under Section 4042 of ERISA to terminate, such that would result in a material liability to Arch, its Subsidiaries, or Arch ERISA Affiliates; no material liability to the Pension Benefit Guaranty Corporation ("PBGC") has been incurred; no material accumulated funding deficiency, whether or not waived, within the meaning of
Section 302 of ERISA or Section 412 of the Code has been incurred; and the assets of each Arch Pension Plan equal or exceed the actuarial present value of the benefit liabilities, within the meaning of Section 4041 of ERISA, under such Arch Pension Plan, based upon reasonable actuarial assumptions and the asset valuation principles established by the PBGC.

          (iii) There is no violation of ERISA with respect to the filing of applicable reports, documents, and notices regarding all the "employee benefit plans," as defined in Section 3(3) of the ERISA and all other material employee compensation and benefit arrangements or payroll practices, including, without limitation, severance pay, sick leave, vacation pay, salary continuation for disability, consulting or other compensation agreements, retirement, deferred compensation, bonus, long-term incentive, stock option, stock purchase, hospitalization, medical insurance, life insurance and scholarship programs maintained by Arch or any of its Subsidiaries or to which Arch or any of its Subsidiaries contributed or is obligated to contribute thereunder (all such plans, other than the Arch Pension Plans, being hereinafter referred to as the "Arch Employee Benefit Plans"), or Arch Pension Plans with the Secretary of Labor and the Secretary of the Treasury or the furnishing of such documents to the participants or beneficiaries of the Arch Employee Benefit Plans or Arch Pension Plans, which violation would have a Material Adverse Effect on Arch.

          (iv) Except as disclosed on Schedule 3.1(l)(iv), the Arch Employee Benefit Plans and Arch Pension Plans have been maintained, in all material respects, in accordance with their terms and with all provisions of ERISA (including rules and regulations thereunder) and other applicable Federal and state law, all contributions to the Arch Employee Benefit Plans and Arch Pension Plans have been timely made pursuant to their terms, there is no material liability for breaches of fiduciary duty in connection with the Arch Employee Benefit Plans and Arch Pension Plans, there have been no material defaults, violations, actions, suits or claims pending (except ordinary claims for benefits), or, to the knowledge of Arch, threatened respecting the Arch Employee Benefit Plans and Arch Pension Plans, and neither Arch nor any of its Subsidiaries has engaged in a material "prohibited transaction" within the meaning of Section 4975 of the Code or Section 406 of ERISA with respect to the Arch Employee Benefit Plans and Arch Pension Plans.

          (v) Except as disclosed or referenced on Schedule 3.1(l)(v), neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will (i) result in any payment becoming due to any employee or group of employees of Arch or any of its Subsidiaries; (ii) increase any benefits otherwise payable under any Arch Employee Benefit Plan or Arch Pension Plan or the profit sharing plan of Arch or (iii) result in the acceleration of the time of payment or vesting of any such benefits. Except as disclosed or referenced on Schedule 3.1(l)(v) or in the Arch SEC Documents, there are no severance agreements or employment agreements between Arch or any of its Subsidiaries and any employee of Arch or such Subsidiary.

     True and correct copies of all such severance agreements and employment agreements have been provided to Pogo. Except as set forth or otherwise referenced on Schedule 3.1(l)(v), neither Arch nor any of its Subsidiaries has any consulting agreement or arrangement with any person involving compensation in excess of $10,000, except as are terminable upon one month's notice or less.

          (vi) No stock or other security issued by Arch or any of its Subsidiaries forms or has formed a material part of the assets of any funded Arch Employee Benefit Plan or Arch Pension Plan other than the Arch Stock Plan.

          (vii) Neither Arch nor any of its Subsidiaries nor any Arch ERISA Affiliate contributes to, or has an obligation to contribute to, and has not within six years prior to the Effective Time contributed to, or had an obligation to contribute to, a multi-employer plan within the meaning of Section 3(37) of ERISA.

          (viii) Set forth on schedule 2.3(b) is a complete list of all Affiliate Notes, setting forth the amounts owed by such officer.

     (m)  Labor Matters.

          (i) Except as set forth in Schedule 3.1(m)(i) hereto, as of the date of this Agreement, (1) no employees of Arch or any of its Subsidiaries are represented by any labor organization; (2) no labor organization or group of employees of Arch or any of its Subsidiaries has made a pending demand for recognition or certification, and there are no representation or certification proceedings or petitions seeking a representation proceeding presently pending or threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal or authority; and (3) to the knowledge of Arch, there are no organizing activities involving Arch or any of its Subsidiaries pending with any labor organization or group of employees of Arch or any of its Subsidiaries.

          (ii) Except as set forth on Schedule 3.1(m)(ii) hereto, Arch and each of its Subsidiaries is in compliance with all laws and orders relating to the employment of labor, including all such laws and orders relating to wages, hours, collective bargaining, discrimination, civil rights, safety and health (including the Occupational Safety and Health Act (29 U.S.C. Section 651 et seq. ("OSHA")), workers' compensation and the collection and payment of withholding and/or Social Security Taxes and similar Taxes, except where the failure to comply would not have a Material Adverse Effect on Arch.

     (n) Intangible Property. Arch and its Subsidiaries possess or have adequate rights to use all material trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the businesses of each of Arch and its Subsidiaries (collectively, the "Arch Intangible Property"), except where the failure to possess or have adequate rights to use such properties would not have a Material Adverse Effect on Arch. Except as set forth on
Schedule 3.1(n), all of the Arch Intangible Property is owned by Arch or its Subsidiaries free and clear of any and all liens, claims or encumbrances, except those that would not have a Material Adverse Effect on Arch, and neither Arch nor any such Subsidiary has forfeited or otherwise relinquished any Arch Intangible Property which forfeiture would result in a Material Adverse Effect. To the knowledge of Arch, the use of the Arch Intangible Property by Arch or its Subsidiaries does not, in any material respect, conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including, without limitation, any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor of any other person and there have been no claims made. Neither Arch nor any of its Subsidiaries has received any written notice of any claim or otherwise knows that any of the Arch Intangible Property is invalid or conflicts with the asserted rights of any other person or has not been used or enforced or has been failed to be used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Arch Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that would not have a Material Adverse Effect on Arch.

     (o)  Environmental Matters.

     For purposes of this Agreement:

          (A) "Environmental Law" means any applicable law, rule or regulation (including, without limitation, any applicable U.S. federal, state or local and any applicable foreign national, provincial or local law, rule or regulation) regulating or prohibiting Releases into any part of the environment, or pertaining to the protection of natural resources and the environment, including the Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (42 U.S.C. Section 9601 et seq.), the Hazardous Materials Transportation Act (49 U.S.C. Section 1801 et seq.), the Resource Conservation and Recovery Act (42 U.S.C. Section 6901 et seq.), the Clean Water Act (33 U.S.C. Section 1251 et seq.), the Clean Air Act (33 U.S.C. Section 7401 et seq.), the Toxic Substances Control Act (15 U.S.C. Section 7401 et seq.), and the Federal Insecticide, Fungicide, and Rodenticide Act (7 U.S.C. Section 136 et seq.), and the regulations promulgated pursuant thereto, and any such applicable state or local statutes, and the regulations promulgated pursuant thereto, as such laws have been and may be amended or supplemented through the Closing Date.

          (B) "Hazardous Material" means any substance, material or waste which is regulated pursuant to any Environmental Law by any public or governmental authority in the jurisdictions in which the applicable party or its Subsidiaries conducts business, or the United States or Canada, including, without limitation, any material or substance which is defined as a "hazardous waste," "hazardous material," "hazardous substance," "extremely hazardous waste" or "restricted hazardous waste," "contaminant," "toxic waste" or "toxic substance" under any provision of Environmental Law;

          (C) "Release" means any release, spill, effluent, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration into the environment; and

          (D) "Remedial Action" means all actions, including, without limitation, any capital expenditures, required by a Governmental Entity or required under any Environmental Law, to (I) clean up, remove, treat, or in any other way ameliorate or address any Hazardous Materials or other substance in the environment; (II) prevent the Release or threat of Release, or minimize the further Release of any Hazardous Material so it does not endanger or threaten to endanger the public health or welfare of the indoor or outdoor environment; (III) perform pre-remedial studies and investigations or post-remedial monitoring and care pertaining or relating to a Release; or (IV) bring the applicable party into compliance with any Environmental Law.

          (i) Except as disclosed on Schedule 3.1(o), the operations of Arch and its Subsidiaries have been and, as of the Closing Date, will be, in compliance with all Environmental Laws, except where the failure to so comply would not have a Material Adverse Effect on Arch or APL;

          (ii) Except as disclosed on Schedule 3.1(o), Arch and its Subsidiaries have obtained and will, as of the Closing Date, maintain all permits required under applicable Environmental Laws for the continued operations of their respective businesses, except such permits the lack of which would have a Material Adverse Effect on Arch or APL;

          (iii) Except as disclosed on Schedule 3.1(o), as of the date hereof Arch and its Subsidiaries are not subject to any outstanding written orders or material contracts with any Governmental Entity or other person respecting (A) Environmental Laws, (B) Remedial Action or (C) any Release or threatened Release of a Hazardous Material except for such orders or contracts that would not have a Material Adverse Effect on Arch or APL;

          (iv) Except as disclosed on Schedule 3.1(o), Arch and its Subsidiaries have not received any written communication in the last two years alleging, with respect to any such party, the violation of or liability under any Environmental Law, which violation or liability would reasonably be expected to have a Material Adverse Effect on Arch or APL;

          (v) Except as disclosed on Schedule 3.1(o), to the knowledge of Arch or APL, neither Arch nor any of its Subsidiaries has any contingent liability in connection with the Release of any Hazardous Material into the environment (whether on-site or off-site) that would have a Material Adverse Effect on Arch;

          (vi) Except as disclosed on Schedule 3.1(o), the operations of Arch or its Subsidiaries involving the generation, transportation, treatment, storage or disposal of hazardous waste, as defined and regulated under 40 C.F.R. Parts 260-270 (in effect as of the date of this Agreement) or any foreign or state equivalent, are in compliance with applicable Environmental Laws, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on Arch; and

          (vii) Except as disclosed on Schedule 3.1(o), to the knowledge of Arch as of the date hereof, there is not now on or in any property of Arch or its Subsidiaries any of the following: (A) any underground storage tanks or surface impoundments, (B) any friable asbestos-containing materials, or (C) any polychlorinated biphenyls, any of which ((A), (B), or (C) preceding) would have a Material Adverse Effect on Arch.

     (p) Maps, Geological, Geophysical Libraries and other Proprietary Information. Except as set forth on Schedule 3.1(p), to Arch's knowledge, (i) either Arch or its Subsidiaries own, or have a right to use without any limitations or restrictions adversely affecting the use of the same in the ordinary conduct of their business, subject to all applicable license agreements, laws, rules and regulations, including without limitation, directives, orders or similar actions of the province of Alberta's Energy Resources Conservation Board, all technology, know-how, processes, maps, seismic records, well logs, core samples, interpretations and programs, and all seismic, geological, engineering and geophysical information and libraries and other proprietary information now used in the conduct of their business (collectively, "Evaluation Data"), and (ii) the consummation of the transactions contemplated by this Agreement will not alter or impair any such rights or breach any agreements with third party vendors or require payments of additional sums thereto. Except as set forth on Schedule 3.1(p), no claims have been asserted by any person challenging Arch's or its Subsidiaries' right to use or obtain access to any such Evaluation Data and no person has overtly challenged or questioned the right of Arch or any of its Subsidiaries to copy, modify, use or distribute the same within the terms governing Arch's or its Subsidiaries' use of such Evaluation Date, nor to Arch's knowledge, is there any reasonable basis for any such claim, challenge or question. Except as set forth on Schedule 3.1(p), the manner in which Arch or its Subsidiaries have actually used or copied such Evaluation Data does not infringe on the rights of any persons.

     (q) Vote Required. The affirmative vote of the holders of (i) a majority of the outstanding shares of Arch Common Stock, and (ii) two-thirds of the shares of the outstanding Convertible Preferred Stock are the only votes of the holders of any class or series of Arch capital stock necessary to approve this Agreement and the transactions contemplated hereby.

     (r) Beneficial Ownership of Pogo Common Stock. As of the date hereof, assuming the accuracy of the representation set forth in Section 3.2(b), neither Arch nor its Subsidiaries "beneficially owns" (as defined in Rule 13d-3 under the Exchange Act) any Pogo Common Stock.

     (s) Insurance. Arch has delivered to Pogo an insurance schedule of Arch's and each of its Subsidiaries' directors' and officers' liability insurance, primary and excess casualty insurance policies, providing coverage for bodily injury and property damage to third parties, including products liability and completed operations coverage, and worker's compensation, in effect as of the date hereof. Arch maintains insurance coverage reasonably adequate for the operation of the business of Arch and each of its Subsidiaries (taking into account the cost and availability of such insurance), and the transactions contemplated hereby will not materially adversely affect such coverage.

     (t) Brokers. No broker, investment banker, or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Arch.

     (u) Accounting Matters. Arch has previously (i) requested its outside accountants to disclose to Pogo any actions taken by Arch or any of its affiliates, and (ii) accurately answered all written questions posed by Pogo, that in either such case are relevant to the determination of the treatment of the business combination to be effected by the Merger as a pooling of interests for accounting purposes.

     (v) Title to Oil and Gas Properties; Performance of Obligations; no Defaults or Violations; Material Oil and Gas Contracts. For purposes of this Agreement, the term "Oil and Gas Properties" shall mean all of the royalty interests, oil and gas leases or oil, gas and mineral leases owned by Arch and its Subsidiaries and described or referred to in Schedule 3.1(v), the leasehold estates created thereby and any other real property interest described in
Schedule 3.1(v), together with all the property and rights incident and appurtenant thereto, including without limitation the undivided interests of either

Arch or APL (as specified on Schedule 3.1(v)) in and to such leases and the lands covered thereby and the wells or units located thereon or applicable thereto, all as set forth in Schedule 3.1(v). Neither Arch nor APL warrant title to the Oil and Gas Properties, but Arch does represent and warrant that (i) they have done no act or thing whereby any of the Oil and Gas Properties may be canceled or terminated and, to Arch's and APL's knowledge on the basis of (A) its actual knowledge, (B) with respect to properties which Arch, APL or TDC operate, what a prudent joint operator should have known, and (C) with respect to properties that are not operated by Arch, APL or TDC, what a prudent person in the conduct of his business should have known ((A), (B) and (C) are hereinafter referred to "Oil & Gas Knowledge") no other party has done any such thing; (ii) except as disclosed on Schedule 3.1(v), and except as may be provided in any oil and gas contract entered into in the ordinary course, neither Arch nor APL have created any lien or encumbrance upon or against any of the Oil and Gas Properties; (iii) except as disclosed on Schedule 3.1(v), none of the Oil and Gas Properties are subject to reduction or conversion (A) by reference to payout of any well or (B) otherwise pursuant to a right created by, through or under either Arch or APL; (iv) to the Oil & Gas Knowledge of Arch, or APL, as applicable, may enter into and upon, and hold and enjoy the lands included in or comprising the Oil and Gas Properties for the respective terms of the oil and gas leases or oil, gas and mineral leases including in or comprising the Oil and Gas Properties (collectively, the "Leases") and all renewals or extensions thereof without any interruption of or by the vendors to either Arch or APL or any other person claiming by, through or under such vendors; (v) all rentals, royalties and all ad valorem, income, property, production, severance and similar taxes and assessments on or measured by the ownership of the Oil and Gas Properties or the production of petroleum substances from the Oil and Gas Properties or the receipt of proceeds therefrom payable prior to the Closing Date have been duly and properly paid; provided that with respect to Oil and Gas Properties not operated by either Arch or APL, Arch or APL, as applicable, makes the representation set out in this clause (v) only on the basis of Arch's and APL's respective Oil & Gas Knowledge; (vi) to Arch's and APL's Oil & Gas Knowledge, each have complied with, performed, observed and satisfied all material terms, conditions, obligations, and liabilities which have heretofore arisen and were the obligations of either Arch or APL under any of the provisions of any contract or agreement (including any Lease) affecting any Oil and Gas Property or any statute, rule, regulation, permit, order, writ, injunction, or decree of any governmental agency or court relating to any Oil and Gas Property, and, to Arch's and APL's Oil & Gas Knowledge, where the performance, observance, or satisfaction of any such material term, condition, obligation or liability is or was the responsibility of another party, such other party has so performed, observed and satisfied the same; (vii) neither Arch nor APL is in material default, nor does either Arch or APL have any knowledge of, nor has Arch or APL been informed of, any material default or received notice of any material default by any other party, under any contract relating to an Oil and Gas Property or agreement (including any Lease), or otherwise relating to any Oil and Gas Property; provided that with respect to any such contract or agreement relating to any Oil and Gas Property not operated by either Arch or APL, Arch or APL, as applicable, makes the representation set out in this clause (vii) only to Arch's and APL's Oil & Gas Knowledge; (viii) neither Arch nor APL has received, nor to the knowledge of Arch and APL has any other party received, any notice of the occurrence of a material violation, nor is Arch or APL aware that any material violation is occurring or has occurred, in respect of operations relating to the Oil and Gas Properties; provided that in respect of operations relating to Oil and Gas Properties not operated by either Arch or APL, Arch makes the representations set out in this clause (viii) only to Arch's and APL's Oil & Gas Knowledge; and (ix) Schedule 3.1(v) lists all joint ventures, partnerships, or contracts for the sale or processing of gas pursuant to which either Arch or APL has mandatory capital expenditure obligations in excess of $250,000 annually; and
(x) Schedule 3.1(v) lists all executory contracts pursuant to which either Arch or APL have agreed to purchase, sell or exchange Oil and Gas Properties for consideration or having a value in excess of $50,000.

     (w) Title to Other Properties. Arch or its Subsidiaries, as applicable, have defensible title to, or a valid right to use and enjoy, all of their properties and assets, real and personal, tangible and intangible (other than the Oil and Gas Properties, which are the subject of Section 3.1(v) above) used in connection with the operation of the Oil and Gas Properties and the marketing of production therefrom; provided that with respect to such properties and assets which are used in the operation of Oil and Gas Properties not operated by either Arch or APL, Arch makes the foregoing representation only as to Arch's and APL's Oil & Gas Knowledge. Except as set forth on Schedule 3.1(w), all of such properties are free of any mortgage, pledge, lien, charge, encumbrance or other adverse claim, created or arising, through or under Arch or such Subsidiary and to Arch's and APL's Oil & Gas Knowledge, all of such properties are free of any other mortgage, pledge, lien, charge, encumbrance or recorded adverse claim howsoever created or arising.

     (x) Personalty, Equipment and Fixtures Equipment. All wells, platforms, fixtures, facilities, pipelines, gas plants, vehicles, personal property and equipment owned or leased by Arch or its Subsidiaries and used in its operations or attributed value on Arch's consolidated balance sheet are (i) in good working order, ordinary wear and tear excepted, and Arch or its Subsidiary has maintained the same in accordance with sound industry or oil field practices, and to Arch's knowledge, either Arch's or its Subsidiaries' predecessors-in-interest have so maintained the same, (ii) adequate, together with all related assets, to comply with the volume and pipeline or shipper quality requirements of all applicable contracts, including gas sales, processing and transportation contracts and (iii) meet and comply with all applicable laws, rules and regulations of any Governmental Entity, excluding all Environmental Laws which is the subject of Section 3.1(o); provided that with respect to property and equipment which are used in the operation of Oil and Gas Properties not operated by either Arch or APL, Arch makes the foregoing representations only on the basis of Arch's and APL's Oil & Gas Knowledge.

     (y) Wells; Leases; Operations Generally. Except as disclosed on Schedule 3.1(y), since the date that either Arch or APL have acquired each of the Oil and Gas Properties, the production of oil and gas therefrom has not been materially in excess of the allowable production allocated to each well thereon, and to either Arch or APL's knowledge, Arch's or APL's predecessors-in-interest, as applicable, have not produced any such well in excess of the allowable production allocated thereto; provided that with respect to wells not operated by either Arch or APL or their predecessors-in-interest, Arch makes the foregoing representation only as to Arch's and APL's Oil & Gas Knowledge.
Except as disclosed on Schedule 3.1(y), (i) there are no provisions applicable to any of the Leases or other contracts to which either Arch or APL is a party that increase the royalty share of the lessor thereunder; (ii) following production sufficient to hold the Leases without payment of delay rentals, none of the Leases are fixed-term Leases; and (iii) to Arch's or APL's executive officer's actual knowledge the terms of the Leases are in accordance with generally accepted standards in the jurisdiction in which the lands covered thereby are located.

     (z) Marketing; Take or Pay Payments. Except as disclosed on Schedule 3.1(z), no amounts of hydrocarbons produced from any Oil and Gas Property are subject to a sales or transportation (excluding gathering systems) contract (except for contracts terminable without penalty by either Arch or APL on not more than 30 days notice), and except as may be contained in any contract or other instrument described on Schedule 3.1(z), no person has any call upon, option to purchase or similar rights under any agreement with respect to the Oil and Gas Properties or to the production therefrom. Neither Arch nor APL has in any respect collected, nor will either Arch or APL in any respect collect, any proceeds from the sale of hydrocarbons produced from the Oil and Gas Properties that are subject to refund, except as disclosed on Schedule 3.1(z). Proceeds from the sale of oil, condensate and gas from the Oil and Gas Properties are being received in all respects by either Arch or APL in a timely manner and are not being held in suspense for any reason, except as disclosed on Schedule 3.1(z). Neither Arch nor APL has been nor will either Arch or APL be obligated by virtue of any prepayment made under any production sales contract or any other contract containing a "Take or Pay" clause, or under any gas balancing, deferred production or similar arrangement to deliver oil, gas or other minerals produced from or allocated to any of the Oil and Gas Properties at some future time without receiving full payment therefor at the time of delivery, except as disclosed on Schedule 3.1(z). Except as disclosed on Schedule 3.1(z), there are no material gas imbalances as between either Arch or APL and any third party with respect to operations relating to the Oil and Gas Properties. Except as disclosed on Schedule 3.1(z), to the Oil & Gas Knowledge of Arch and APL, they have each followed customary practices in the oil and gas industry and have filed, or caused to be filed, with the appropriate provincial and federal agencies all necessary rate and collection filings and all necessary applications for well determinations under applicable law, and the rules and regulations of any applicable Governmental Entity thereunder and each such application has been approved by or is pending before the appropriate state, provincial or federal agency. Except as disclosed on Schedule 3.1(z), no gas sold by Arch or APL from the Oil and Gas Properties is price-restricted under any law, rule or regulation.

     3.2 Representations and Warranties of Pogo and Sub. Pogo and Sub jointly and severally represent and warrant to Arch as follows:

     (a) Organization, Standing and Power. Each of Pogo, Sub and Pogo's Significant Subsidiaries is a corporation, limited liability company or partnership duly organized, validly existing and in good standing under the laws of its state or jurisdiction of incorporation or organization, has all requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, and is duly qualified and in good standing to do business in each jurisdiction in which the business it is conducting, or the operation, ownership or leasing of its properties, makes such qualification necessary, other than in such jurisdictions where the failure so to qualify would not have a Material Adverse Effect on Pogo. Pogo and Sub have heretofore delivered to Arch complete and correct copies of their respective Certificates of Incorporation and Bylaws. As used in this Agreement a "Significant Subsidiary" means any Subsidiary of Pogo that would constitute a Significant Subsidiary of such party within the meaning of Rule 1-02 of Regulation S-X of the Securities and Exchange Commission (the "SEC").

     (b) Capital Structure. As of the date hereof, the authorized capital stock of Pogo consists of 100,000,000 shares of Pogo Common Stock and 1,000,000 shares of preferred stock, par value $1.00 per share, of Pogo (the "Pogo Preferred Stock"). At the close of business on March 31, 1998 (i) 37,559,370 shares of Pogo Common Stock were issued and outstanding; (ii) 15,575 shares of Pogo Common Stock were held by Pogo, which are treated for purposes of clause (i) and financial reporting purposes as having been effectively retired; (iii) no shares of Pogo Preferred Stock are issued and outstanding; and (iv) $115,000,000 of Voting Debt was issued or outstanding with respect to Pogo. All outstanding shares of Pogo capital stock are, and the shares of Pogo Common Stock when issued in accordance with this Agreement, and upon exercise of the Arch Stock Options (as defined in Section 5.8) to be assumed pursuant to the Merger, will be, validly issued, fully paid and non-assessable and were not issued in violation of any preemptive rights. Except as set forth on Schedule 3.2(b), all outstanding shares of capital stock of the Significant Subsidiaries of Pogo are owned by Pogo, a direct or indirect wholly owned Subsidiary of Pogo, or by officers of Pogo as required by local law, free and clear of all liens, charges, encumbrances, claims and options of any nature. Except as set forth in this
Section 3.2(b) or on Schedule 3.2(b) or as described in the Pogo SEC Documents and except for changes since March 31, 1998 resulting from the exercise of employee stock options granted pursuant to, or from issuances under plans described in the Pogo SEC Documents (as defined herein) (collectively, the "Pogo Equity Plans"), or as contemplated by this Agreement, there are outstanding: (i) no shares of capital stock, Voting Debt or other voting securities of Pogo; (ii) no securities of Pogo or any Subsidiary of Pogo convertible into or exchangeable for shares of capital stock, Voting Debt or other voting securities of Pogo or any Subsidiary of Pogo; and (iii) no options, warrants, calls, rights (including preemptive rights), commitments or agreements to which Pogo or any Subsidiary of Pogo is a party or by which it is bound in any case obligating Pogo or any Significant Subsidiary of Pogo to issue, deliver, sell, purchase, redeem or acquire, or cause to be issued, delivered, sold, purchased, redeemed or acquired, additional shares of capital stock or any Voting Debt or other voting securities of Pogo or of any Significant Subsidiary of Pogo or obligating Pogo or any Significant Subsidiary of Pogo to grant, extend or enter into any such option, warrant, call, right, commitment or agreement. There are not as of the date hereof and there will not be at the Effective Time any stockholder agreements, voting trusts or other agreements or understandings to which Pogo is a party or by which it is bound relating to the voting of any shares of the capital stock of Pogo. As of the date hereof, the authorized capital stock of Sub consists of 1,000 shares of common stock, par value $0.01 per share, 1,000 shares of which are validly issued, fully paid and non-assessable and are owned by Pogo.

     (c)  Authority; No Violations, Consents and Approvals.

          (i) Each of Pogo and Sub have all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, including but not limited to the issuance of the Pogo Common Stock pursuant to the Merger, have been duly authorized by all necessary corporate action on the part of Pogo and Sub. This Agreement has been duly executed and delivered by Pogo and Sub and, assuming this Agreement constitutes the valid and binding obligation of Arch, constitutes a valid and binding obligation of each of Pogo and Sub enforceable in accordance with its terms, subject, as to enforceability, to bankruptcy, insolvency, reorganization and other laws of general applicability relating to or affecting creditors' rights and to general principles of equity.

          (ii) The execution and delivery of this Agreement does not, and the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not, conflict with, or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a material benefit under, or give rise to a right of purchase under, result in the creation of any lien, security interest, charge or encumbrance upon any of the properties or assets of Pogo or any of its Subsidiaries under, or otherwise result in a detriment to Pogo or any of its Subsidiaries under, any provision of (A) the Certificate of Incorporation or Bylaws of Pogo or any provision of the comparable charter or organizational documents of any of its Subsidiaries, (B) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement (including, without limitation, any pre-emptive rights or rights of first refusal with respect to oil and gas interests), instrument, permit, concession, franchise or license applicable to Pogo or any of its Subsidiaries, (C) any joint operating agreement or joint venture or other ownership arrangement or (D) assuming the consents, approvals, authorizations or permits and filings or notifications referred to in Section 3.2(c)(iii) are duly and timely obtained or made, any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Pogo or any of its Subsidiaries or any of their respective properties or assets, other than, in the case of clause
(B), (C) or (D), any such conflicts, violations, defaults, rights, liens, security interests, charges, encumbrances or detriments that, individually or in the aggregate, would not have a Material Adverse Effect on Pogo, materially impair the ability of Pogo to perform its obligations hereunder or thereunder or prevent the consummation of any of the transactions contemplated hereby or thereby.

          (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, or permit from any Governmental Entity is required by or with respect to Pogo or any of its Subsidiaries in connection with the execution and delivery of this Agreement by Pogo and Sub or the consummation by Pogo and Sub of the transactions contemplated hereby, as to which the failure to obtain or make would have a Material Adverse Effect on Pogo, except for: (A) the filing of a pre-merger notification report by Pogo under the HSR Act and the expiration or termination of the applicable waiting period with respect thereto; (B) the filing with the SEC of the Proxy Statement, the S-4, such reports under Section 13(a) of the Exchange Act and such other compliance with the Securities Act and the Exchange Act and the rules and regulations thereunder as may be required in connection with this Agreement and the transactions contemplated hereby, and the obtaining from the SEC of such orders as may be so required; (C) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware; (D) filings with, and approval of, the NYSE; (E) such filings and approvals as may be required by any applicable state securities, "blue sky" or takeover laws or environmental laws; and (F) such filings and approvals as may be required by any foreign pre-merger notification, securities, corporate or other law, rule or regulation.

     (d) SEC Documents. Pogo has made available to Arch a true and complete copy of each report, schedule, registration statement and definitive proxy statement filed by Pogo with the SEC since December 31, 1997 and prior to the date of this Agreement (the "Pogo SEC Documents"), which are all the documents (other than preliminary material) that Pogo was required to file with the SEC during such period. As of their respective dates, the Pogo SEC Documents complied in all material respects with the requirements of the Securities Act or the Exchange Act, as the case may be, and the rules and regulations of the SEC thereunder applicable to such Pogo SEC Documents, and none of the Pogo SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The financial statements of Pogo included in the Pogo SEC Documents complied as to form in all material respects with the published rules and regulations of the SEC with respect thereto, were prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto or, in the case of the unaudited statements, as permitted by Rule 10-01 of Regulation S-X of the SEC) and fairly present in accordance with applicable requirements of GAAP (subject, in the case of the unaudited statements, to normal year-end adjustments, any other adjustments described therein, and the fact that certain information and notes have been condensed or omitted in accordance with the Exchange Act and the rules and regulations promulgated thereunder) the consolidated financial position of Pogo and its consolidated Subsidiaries as of their respective dates and the consolidated results of operations and the consolidated cash flows of Pogo and its consolidated Subsidiaries for the periods presented therein.

     (e) Information Supplied. None of the information supplied or to be supplied by Pogo or Sub for inclusion or incorporation by reference in the S-4 will, at the time the S-4 becomes effective under the Securities Act or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and none of the information supplied or to be supplied by Pogo or Pogo Sub and included or incorporated by reference in the Proxy Statement will, at the date mailed to stockholders of Arch or at the time of the meeting of such stockholders to be held in connection with the Merger or at the Effective Time, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

     (f) Absence of Certain Changes or Events. Except as disclosed in, or reflected in the financial statements included in, the Pogo SEC Documents or on
Schedule 3.2(f), or except as contemplated by this Agreement, since December 31, 1997, there has not been: (i) any declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property) with respect to any of Pogo's capital stock, except for regular quarterly cash dividends not in excess of $.03 per share on Pogo Common Stock (or a pro rata amount for any dividend less than a full quarter) with usual record and payment dates for such dividends; (ii) any amendment of any material term of any outstanding equity security of Pogo or any Significant Subsidiary; (iii) any repurchase, redemption or other acquisition by Pogo or any Subsidiary of any outstanding shares of capital stock or other equity securities of, or other ownership interests in, Pogo or any Subsidiary, except as contemplated by any Pogo benefit plans; (iv) any material change in any method of accounting or accounting practice or any tax method, practice or election by Pogo or any Subsidiary; (v) options to purchase Pogo Common Stock granted under any stock option plan or other agreement at a price less than the fair market value of the Pogo Common Stock on the date of grant; or (vi) any other transaction, commitment, dispute or other event or condition (financial or otherwise) of any character (whether or not in the ordinary course of business) that has had a Material Adverse Effect on Pogo.

     (g) No Vote Required. No vote of the holders of any class or series of Pogo capital stock or Voting Debt of Pogo is necessary to approve the issuance of Pogo Common Stock pursuant to this Agreement and the transactions contemplated hereby.

     (h) Beneficial Ownership of Arch Common Stock. As of the date hereof, assuming the accuracy of the representation set forth in Section 3.1(b), neither Pogo nor its Subsidiaries "beneficially owns" (as defined in Rule 13d-3 under the Exchange Act) any of the outstanding Arch Common Stock.

     (i) Brokers. No broker, investment banker or other person is entitled to any broker's, finder's or other similar fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Pogo.

     (j) Interim Operations of Sub. Sub was formed by Pogo solely for the purpose of engaging in the transactions contemplated hereby, has engaged in no other business or activities, has incurred no other obligations or liabilities, has no other assets and has conducted its operations only as contemplated hereby. All of the outstanding capital stock of Sub is owned directly by Pogo.

     (k) No Undisclosed Material Liabilities. Except as disclosed in the Pogo SEC Documents or on Schedule 3.2(k), as of the date hereof, neither Pogo nor any of its Significant Subsidiaries has incurred any liability of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, that would have a Material Adverse Effect on Pogo other than liabilities under this Agreement.

     (l) No Default. Neither Pogo nor any of its Significant Subsidiaries is in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) their respective charter, organizational documents and by-laws, (ii) except as disclosed in Schedule 3.2(l), any note, bond, mortgage, indenture, license, agreement or other instrument or obligation to which Pogo or any of its Significant Subsidiaries is now a party or by which Pogo or any of its Significant Subsidiaries or any of their respective properties or assets may be bound or (iii) any order, writ, injunction, decree, statute, rule or regulation applicable to Pogo or any of its Significant Subsidiaries, except in the case of (ii) and (iii) for defaults or violations which in the aggregate would not have a Material Adverse Effect on Pogo.

     (m) Compliance with Applicable Laws. Pogo holds all permits, licenses, variances, exemptions, orders, franchises and approvals of all Governmental Entities necessary for the lawful conduct of their respective businesses (the "Pogo Permits"), except where the failure so to hold would not have a Material Adverse Effect on Pogo. Pogo is in compliance with the terms of the Pogo Permits, except where the failure so to comply would not have a Material Adverse Effect on Pogo. Except as disclosed in the Pogo SEC Documents or as set forth on the disclosure schedules hereto, the businesses of Pogo and its Significant Subsidiaries are not being conducted in violation of any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not have a Material Adverse Effect on Pogo. Except as set forth on
Schedule 3.2(m), as of the date of this Agreement, no investigation or review by any Governmental Entity with respect to Pogo or any of its Significant Subsidiaries is pending or, to the knowledge of Pogo as of the date hereof, threatened, other than those the outcome of which would not have a Material Adverse Effect on Pogo.

     (n)  Litigation.  Except as disclosed in the Pogo SEC Documents or on
Schedule 3.2(n) hereto, there is no suit, action or proceeding pending, or, to the knowledge of Pogo, threatened against or affecting Pogo or its Significant Subsidiaries ("Pogo Litigation"), and Pogo has no knowledge of any facts that are likely to give rise to any Pogo Litigation, that (in any case) would have a Material Adverse Effect on Pogo, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Pogo or its Significant Subsidiaries ("Pogo Order") that would have a Material Adverse Effect on Pogo or materially impair the ability of Pogo to consummate the transactions contemplated by this Agreement.

                                  ARTICLE IV

               COVENANTS RELATING TO CONDUCT OF BUSINESS OF ARCH

     4.1 Conduct of Business by Arch Pending the Merger. During the period from the date of this Agreement and continuing until the Effective Time, Arch agrees as to itself and its Subsidiaries that (except as expressly contemplated or permitted by this Agreement, or to the extent that Pogo shall otherwise consent in writing):

          (a) Ordinary Course. Each of Arch and its Subsidiaries shall carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and shall use all reasonable efforts to preserve intact its present business organizations, keep available the services of its current officers and employees, and endeavor to preserve its relationships with customers, suppliers and others having business dealings with it.

          (b) Dividends; Changes in Stock. Arch shall not and it shall not permit any of its Subsidiaries to: (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock or partnership interests, except for the declaration and payment of dividends from a Subsidiary of Arch to Arch or another Subsidiary of Arch and except for cash dividends paid to holders of the Convertible Preferred Stock or distributions paid in the ordinary course of business and consistent with past practices, on or with respect to the membership interests of Saginaw Pipeline Company, L.C. and Industrial Natural Gas, L.C.; (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of Arch capital stock other than as contemplated by this Agreement; or (iii) repurchase, redeem or otherwise acquire, or permit any of its Subsidiaries to purchase, redeem or otherwise acquire, any shares of its capital stock.

          (c) Issuance of Securities. Arch shall not and it shall not permit any of its Subsidiaries to, issue, deliver or sell, or authorize or propose to issue, deliver or sell, any shares of its capital stock of any class, any Voting Debt or any securities convertible into, or any rights, warrants or options to acquire, any such shares, Voting Debt or convertible securities, other than: (i) the issuance of Arch Common Stock upon the exercise of stock options granted under the Arch Stock Plan that are outstanding on the date hereof, or in satisfaction of stock grants or stock based awards made prior to the date hereof pursuant to the Arch Stock Plan; and (ii) issuances by a wholly owned Subsidiary of its capital stock to its parent.

          (d) Governing Documents. Except as contemplated hereby or in connection herewith, Arch shall not amend or propose to amend its Certificate of Incorporation or Bylaws.

          (e) No Acquisitions. Arch shall not and it shall not permit any of its Subsidiaries to, acquire or agree to acquire by merging or consolidating with, or by purchasing a substantial equity interest in or a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof.

          (f) No Dispositions. Other than dispositions in the ordinary course of business consistent with past practice that are not material, individually or in the aggregate, to Arch and its Subsidiaries taken as a whole and product sales in the ordinary course of business consistent with past practice, Arch shall not and it shall not permit any of its Subsidiaries to sell, lease, encumber or otherwise dispose of, or agree to sell, lease (whether such lease is an operating or capital lease), encumber or otherwise dispose of, any of its assets.

          (g) No Dissolution, Etc. Except as otherwise permitted or contemplated by this Agreement, Arch shall not authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution of Arch or any of its Subsidiaries.

          (h) Certain Employee Matters. Arch shall not and it shall not permit any of its Subsidiaries to: (i) grant any increases in the compensation of any of its directors, officers or employees, except increases to employees who are not officers or directors in the ordinary course of business and in accordance with past practice; (ii) pay or agree to pay any pension, retirement allowance or other employee benefit not required or contemplated by any of the existing Arch Employee Benefit Plans or Arch Pension Plans as in effect on the date hereof to any director, officer or employee, whether past or present; (iii) enter into any new, or amend any existing, employment or severance or termination agreement with any director, officer or key employee; (iv) become obligated under any new Arch Employee Benefit Plan or Arch Pension Plan, which was not in existence prior to the date hereof, or amend any such plan or arrangement in existence on the date hereof if such amendment would have the effect of materially enhancing any benefits thereunder; or (v) terminate the employment of any executive or employee of Arch without cause.

          (i) Indebtedness; Leases; Capital Expenditures. Arch shall not, nor shall Arch permit any of its Subsidiaries to, (i) incur any indebtedness for borrowed money (except for working capital under Arch's existing credit facilities, and refinancings of existing debt that permit prepayment of such debt without penalty (other than LIBOR breakage costs)) or guarantee any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of such party or any of its Subsidiaries or guarantee any debt securities of others, (ii) except in the ordinary course of business, enter into any lease (whether such lease is an operating or capital lease) or create any mortgages, liens, security interests or other encumbrances on the property of Arch or any of its Subsidiaries in connection with any indebtedness thereof, or (iii) commit to aggregate capital expenditures in excess of $500,000 outside the capital budget dated as of May 1, 1998, as amended and approved by Arch prior to the date hereof and disclosed to Pogo.

     4.2  No Solicitation.

          (a) From and after the date hereof, Arch will not, and will not authorize or permit any of its officers, directors, employees, agents or other representatives or those of any of its Subsidiaries (collectively, "Arch Representatives") to, directly or indirectly, solicit or knowingly encourage (including by way of providing information) any prospective acquiror or the invitation or submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal (as defined herein) from any person or engage in any discussions or negotiations with respect thereto or otherwise cooperate with or assist or participate in or facilitate any such proposal; provided, however, that, notwithstanding any other provision of this Agreement, (i) Arch's Board of Directors may take and disclose to Arch's stockholders a position contemplated by Rule 14e-2(a) promulgated under the Exchange Act or make any other disclosure to Arch's stockholders if failure to so disclose would be inconsistent with the fiduciary duties of the Board of Directors of Arch to its stockholders under applicable law and (ii) following receipt from a third party (without any solicitation, initiation, encouragement, discussion or negotiation, directly or indirectly, by or with Arch or any Arch Representatives) of a bona fide Acquisition Proposal that is financially superior to the Merger and reasonably capable of being financed (as determined in each case in good faith by Arch's Board of Directors after consultation with Arch's financial advisors), (x) Arch may engage in discussions or negotiations with such third party and may furnish such third party information concerning Arch, and its business, properties and assets if such third party executes a confidentiality agreement in reasonably customary form and (y) the Board of Directors of Arch may withdraw, modify or not make its recommendation referred to in Section 5.3 or terminate this Agreement in accordance with Section 7.1(f), but in each case referred to in the foregoing clauses (i) and (ii) only to the extent that the Board of Directors of Arch shall conclude in good faith after consultation with Arch's outside counsel that such action is necessary in order for the Board of Directors of Arch to act in a manner that is consistent with its fiduciary obligations under applicable law notwithstanding any concessions that may be offered by Pogo.

          (b) Arch shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by Arch or any Arch Representatives with respect to any Acquisition Proposal existing on the date hereof.

          (c) Prior to taking any action referred to in Section 4.2(a), if Arch intends to participate in any such discussions or negotiations or provide any such information to any such third party, Arch shall give notice to Pogo of such action. Arch will promptly notify Pogo of any such requests for such information or the receipt of any Acquisition Proposal, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and the material terms and conditions of any Acquisition Proposal.

          (d) Nothing in this Section 4.2 shall permit Arch to enter into any agreement with respect to an Acquisition Proposal during the term of this Agreement (it being agreed that during the term of this Agreement, Arch shall not enter into any agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal other than a confidentiality agreement in the form referred to above).

          (e) As used in this Agreement, "Acquisition Proposal" shall mean any proposal or offer, other than a proposal or offer by Pogo or any of its affiliates, for, or that could be reasonably expected to lead to, a tender or exchange offer, a merger, consolidation or other business combination involving Arch or any Significant Subsidiary of Arch or any proposal to acquire in any manner a substantial equity interest in, or any substantial portion of the assets of, Arch or any of its Subsidiaries.

                                   ARTICLE V

                             ADDITIONAL AGREEMENTS

     5.1 Preparation of S-4 and the Proxy Statement. Pogo and Arch shall promptly prepare and file with the SEC the Proxy Statement and Pogo shall prepare and file with the SEC the S-4, in which the Proxy Statement will be included as a prospectus. Each of Pogo and Arch shall use all reasonable efforts to have the S-4 declared effective under the Securities Act as promptly as practicable after such filing. Each of Arch and Pogo shall use all reasonable efforts to cause the Proxy Statement to be mailed to stockholders of Arch at the earliest practicable date. Pogo shall use all reasonable efforts to obtain all necessary state securities laws or "blue sky" permits, approvals and registrations in connection with the issuance of Pogo Common Stock in the Merger and upon the exercise of Arch Stock Options (as defined in Section 5.8), and Arch shall furnish all information concerning Arch and the holders of Arch Common Stock and Convertible Preferred Stock as may be reasonably requested in connection with obtaining such permits, approvals and registrations. If at any time prior to the Effective Time any event with respect to Arch or any of its Subsidiaries, or with respect to other information supplied by Arch for inclusion in the Proxy Statement or the S-4, shall occur which is required to be described in an amendment of, or a supplement to, the Proxy Statement or the S-4, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC and, as required by law, disseminated to the stockholders of Arch. The Proxy Statement and the S-4, insofar as it relates to Arch or its Subsidiaries or other information supplied by Arch for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. If at any time prior to the Effective Time any event with respect to Pogo or any of its Subsidiaries, or with respect to other information supplied by Pogo or Sub for inclusion in the S-4, shall occur which is required to be described in an amendment of, or a supplement to, the S-4, such event shall be so described, and such amendment or supplement shall be promptly filed with the SEC. The S-4, insofar as it relates to Pogo, Sub or other Subsidiaries of Pogo or other information supplied by Pogo or Sub for inclusion therein, will comply as to form in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder.

     5.2 Access to Information. Upon reasonable notice, Arch shall (and shall cause each of its Subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of Pogo, access, during normal business hours during the period prior to the Effective Time, to all of its and its Subsidiaries' properties, books, contracts, commitments and records (including reasonable environmental testing). Upon reasonable notice, Pogo shall (and shall cause each of its Subsidiaries to) afford to the officers and employees of Arch, access, during normal business hours during the period prior to the Effective Time, to all of its and its Subsidiaries' properties, books, contracts, commitments and records. During such period, each of Arch and Pogo shall (and shall cause each of their respective Subsidiaries to) furnish promptly to the other a copy of each report, schedule, registration statement and other document filed or received by it during such period pursuant to SEC requirements. Each of Arch and Pogo agrees that it will not, and will cause its respective representatives not to, use any information obtained pursuant to this
Section 5.2 or otherwise pursuant to this Agreement for any purpose unrelated to the consummation of the transactions contemplated by this Agreement. The Mutual Confidentiality Agreement dated as of April 2, 1998, between Pogo and Arch (the "Confidentiality Agreement") shall apply with respect to information furnished thereunder or hereunder and any other activities contemplated thereby. In the event that either Arch or Pogo, in the course of reviewing the other party's properties, books, contract, commitments or records, gains actual knowledge of any information that would cause a representation or warranty in this Agreement to be inaccurate or untrue in any material respect, such party shall promptly advise the other party of such information.

     5.3 Arch Stockholders Meeting. Subject to the fiduciary duties of the directors under applicable law, Arch shall call a meeting of its stockholders to be held as promptly as practicable after the date hereof for the purpose of voting upon this Agreement and the Merger (the "Stockholders Meeting"). Subject only to the proviso of Section 4.2(a), Arch will, through its Board of Directors, recommend to its stockholders approval of such matters and not rescind such recommendation and shall use its best efforts to obtain approval and adoption of this Agreement and the Merger by its stockholders. Arch shall use all reasonable efforts to hold such meeting as soon as practicable after the date upon which the S-4 becomes effective.

     5.4 Filings; Other Action. Subject to the terms and conditions herein provided, Pogo and Arch shall: (a) promptly make their respective filings and thereafter make any other required submissions under the HSR Act with respect to the Merger; (b) use all reasonable efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits or authorizations are required to be obtained prior to the Effective Time from, governmental or regulatory authorities of the United States, the several states and foreign jurisdictions in connection with the execution and delivery of this Agreement and the consummation of the Merger and the transactions contemplated hereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits or authorizations; (c) furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between them and their affiliates and their respective representatives, on the one hand, and any governmental or regulatory authority or members or their respective staffs, on the other hand, with respect to this Agreement and the transactions contemplated hereby; (d) furnish the other with such necessary information and reasonable assistance as such other parties and their respective affiliates may reasonably request in connection with their preparation of necessary filings, registrations or submissions of information to any governmental or regulatory authorities, including without limitation any filings necessary under the provisions of the HSR Act; and (e) use their commercially reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the Merger and the transactions contemplated by this Agreement including, without limitation, the resolution of objections, if any, as may be asserted by any governmental authority with respect to the Merger and the transactions contemplated hereby under any antitrust or trade or regulatory laws or regulations of any governmental authority; provided that Pogo and Arch shall not be required to take any action that could have any adverse effect on the business, operations, prospects, assets, condition (financial or otherwise) or results of operations of Pogo or Arch (including any Subsidiaries thereof).

     5.5 Agreements of Others. Prior to the Effective Time, Arch shall cause to be prepared and delivered to Pogo a list identifying all persons who, at the time of the Stockholders Meeting, may be deemed to be "affiliates" of Arch as that term is used in paragraphs (c) and (d) of Rule 145 under the Securities Act (the "Affiliates"). Arch shall use all reasonable efforts to cause each person who is identified as an Affiliate in such list to deliver to Pogo, at or prior to the Effective Time, a written agreement, in substantially the form attached as Exhibit B hereto, that such Affiliate will not sell, pledge, transfer or otherwise dispose of any shares of Pogo Common Stock issued to such Affiliate pursuant to the Merger, except pursuant to an effective registration statement or in compliance with Rule 145 or an exemption from the registration requirements of the Securities Act. Arch shall use its best efforts to cause each person who is identified as an Affiliate in such list to sign prior to the thirtieth day prior to the Effective Time, a written agreement, in substantially the form attached as Exhibit C hereto, that such party will not sell or in any other way reduce such party's risk relative to any shares of Arch Common Stock, Arch Preferred Stock, Pogo Common Stock or securities convertible into Pogo Common Stock controlled, owned or held by such Affiliate prior to the Merger, or Pogo Common Stock received in the Merger (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1), or any securities convertible into Pogo Common Stock, until such time as financial results (including combined sales and net income) covering at least 30 days of post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC.

     5.6 Authorization for Shares and Stock Exchange Listing. Prior to the Effective Time, Pogo shall have taken all action necessary to permit it to issue the number of shares of Pogo Common Stock required to be issued pursuant to
Section 2.1. Pogo shall use all reasonable efforts to cause the shares of Pogo Common Stock to be issued in the Merger and the shares of Pogo Common Stock to be reserved for issuance upon exercise of Arch Stock Options and issuances under the Arch Stock Plan to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

     5.7 Employee Matters. All persons, other than the executive officers listed on Schedule 5.7 (the "Executives"), who are employed by Arch or its Subsidiaries immediately prior to the Effective Time, shall be employed by the Surviving Corporation immediately after the Effective Time, it being understood that Pogo and the Surviving Corporation shall not have any obligations to continue employing such employees for any length of time thereafter. Prior to the Effective Time, Arch agrees to make no representations or promises, oral or written, to employees of Arch concerning either (a) employment or (b) compensation, in each case, in respect to such employment after the Effective Time without the prior consent of Pogo. Pogo and Arch further agree that any person (other than the Executives) who is employed by Arch or any of its Subsidiaries immediately prior to the Effective Time shall be entitled to participate, from and after the Effective Time, in all pension and benefit plans that are available to similarly situated salaried Pogo employees, generally, who reside in the United States. All persons (other than the Executives) who are employed by Arch or any of its Subsidiaries immediately prior to the Effective Time shall, from and after the Effective Time, be considered employees of Pogo, or a subsidiary of Pogo, as applicable, for purposes of participation and vesting under any existing or future Pogo salaried employee benefit or pension plan. Service by such employee with Arch and its Subsidiaries prior to the Effective Time shall not (i) constitute service for any purposes under any of the Pogo salaried employee benefit plans or (ii) constitute service for participation and vesting purposes under any Pogo pension plans. Persons (other than Executives) who are employed by Arch or any of its Subsidiaries prior to the Effective Time who remain with Arch until the Effective Time and are terminated at the Effective Time or within six (6) months following the Effective Time (other than for cause) shall receive a one time severance payment equal to three (3) weeks salary for each year of continuous service with Arch or any of its Subsidiaries. For purposes of calculating the one-time severance payment, an employee's salary shall be the higher of such employee's salary at either (x) the Effective Time or (y) such employee's termination; and the severance payment for any partial year of such continuous service shall be prorated.

     5.8 Stock Options. (a) At the Effective Time, each outstanding option to purchase Arch Common Stock that has been granted pursuant to the Arch Stock Plan ("Arch Stock Option") shall be treated as set forth in this Section 5.8; provided however, that from and after the date hereof, Arch shall not (i) grant additional Arch Stock Options, (ii) grant any stock appreciation rights or limited stock appreciation rights, (iii) take any action or permit the committee charged with management of the Arch Stock Plan to take any action under the Arch Stock Plan other than the issuance of Arch Common Stock to employees other than Affiliates in the ordinary course and consistent with past practices, or to alter or amend or terminate the Arch Stock Plan or in connection with any Arch Stock Option granted pursuant thereto including, without limitation, any action permitting cash payments to holders of Arch Stock Options in lieu of the treatment otherwise provided in this Section 5.8.

     (b) Each Arch Stock Option shall, as of the Effective Time, be assumed by Pogo in accordance with the terms hereof. As so assumed, such option shall be deemed to constitute an option to acquire, on the same terms and conditions as were applicable under such Arch Stock Option, a number of shares of Pogo Common Stock equal to the number of shares of Arch Common Stock purchasable pursuant to such exercisable portion of such Arch Stock Option multiplied by the Common Exchange Ratio, at a price per share equal to the per-share exercise price for the shares of Arch Common Stock purchasable pursuant to such Arch Stock Option divided by the Common Exchange Ratio; provided, however, that the number of shares of Pogo Common Stock that may be purchased upon exercise of such Arch Stock Option shall not include any fractional share and, upon exercise of such Arch Stock Option, a cash payment shall be made for any fractional share based upon the arithmetic average of the high and low trading prices ("regular way") of a share of Pogo Common Stock on the NYSE on the date of exercise; and provided further, that in the case of any option to which Section 421 of the Code applies by reason of its qualification under any of sections 422-424 of the Code, the option price, the number of shares purchasable pursuant to such option and the terms and conditions of exercise of such option shall be determined in order to comply with Section 424(a) of the

Code. After the Effective Time, except as provided above in this Section 5.8(b), each assumed option shall fully vest and be immediately exercisable, but shall otherwise be subject to the same terms and conditions as were applicable to the related Arch Stock Option immediately prior to the Effective Time.

     (c) Pogo shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Pogo Common Stock for delivery upon exercise of the Arch Stock Options assumed in accordance with this Section 5.8. As soon as practicable after the Effective Time, Pogo shall file with the SEC a registration statement on Form S-8 (or any successor form) or another appropriate form with respect to the shares of Pogo Common Stock subject to the Arch Stock Options and shall use all reasonable efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as Arch Stock Options remain outstanding.

     5.9 Arch Bank Credit Facilities. At or prior to the Closing, Pogo shall refinance (or arrange for the continuation of) or repay all of Arch's debt under its bank credit facilities with Bank One Texas, N.A. and Bank of Montreal and the other lenders thereunder (the "Bank Credit Facilities").

     5.10 Modification of Indebtedness and Equity. Except as otherwise expressly permitted by this Agreement or unless permitted by Pogo in writing, neither Arch nor any Subsidiary shall take any action to amend, modify, terminate, forgive, cancel, retire, purchase or pay early or on terms other than as expressly permitted by any instrument governing such indebtedness, any indebtedness of, or to, the Company including, without limitation, the Affiliated Notes, the Notes, the Convertible Preferred Stock, the Bank Credit Facilities, the production payment with Enron Reserve Acquisition Corp., and all other payables and receivables of Arch and its Subsidiaries, other than payments made or received in the ordinary course of business that are consistent with past practices and the express written terms of any agreement governing such indebtedness; provided however, that neither Arch nor any Subsidiary shall make any payment on any indebtedness that would require a material prepayment penalty without the written permission of Pogo in each instance.

     5.11 Agreement to Defend. In the event any claim, action, suit, investigation or other proceeding by any Governmental Entity or other person or other legal or administrative proceeding is commenced that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto agree to cooperate and use their reasonable efforts to defend against and respond thereto.

     5.12 Public Announcements. Pogo and Sub on the one hand, and Arch, on the other hand, will consult with each other before issuing any press release or otherwise making any public statements with respect to the transactions contemplated by this Agreement, and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable law or by obligations pursuant to any listing agreement with any national securities exchange or transaction reporting system.

     5.13 Other Actions. Except as contemplated by this Agreement, neither Pogo nor Arch shall, nor shall they permit any of their Subsidiaries to, take or agree or commit to take any action that is reasonably likely to result in any of its respective representations or warranties hereunder being untrue in any material respect or in any of the conditions to the Merger set forth in Article VI not being satisfied.

     5.14 Advice of Changes; SEC Filings. Pogo and Arch shall confer on a regular basis with each other, report on operational matters and promptly advise each other orally and in writing of any change or event having, or which, insofar as can reasonably be foreseen, could have, a Material Adverse Effect on Pogo or Arch, as the case may be. Arch and Pogo shall promptly provide each other (or their respective counsel) copies of all filings made by such party with the SEC or any other state or federal Governmental Entity in connection with this Agreement and the transactions contemplated hereby.

     5.15 Reorganization. It is the intention of Pogo and Arch that the Merger will qualify as a reorganization described in Section 368(a) of the Code (and any comparable provisions of applicable state law). Neither Pogo nor Arch (nor any of their respective Subsidiaries) will take or omit to take any action (whether before, on or after the Closing Date) that would cause the Merger not to be so treated. The parties will characterize the Merger as such a reorganization for purposes of all Returns and other filings.

     5.16 Accounting Matters. During the period from the date of this Agreement through the Effective Time, unless the parties shall otherwise agree in writing, neither Arch nor any Subsidiary of Arch shall knowingly take or fail to take any reasonable action requested by Pogo which action or failure to act would jeopardize the treatment of Sub's combination with Arch as a pooling of interests for accounting purposes.

     5.17 Indemnification. (a) Arch shall, and from and after the Effective Time, Pogo and the Surviving Corporation shall, indemnify, defend and hold harmless each person who is now, or has been at any time prior to the date hereof or who becomes prior to the Effective Time, an officer or director of Arch or any of its Subsidiaries (the "Indemnified Parties") against all losses, claims, damages, costs, expenses (including attorneys' fees), liabilities or judgments or amounts that are paid in settlement with the approval of the indemnifying party (which approval shall not be unreasonably withheld) of or in connection with any threatened or actual claim, action, suit, proceeding or investigation based in whole or in part on or arising in whole or in part out of the fact that such person is or was a director, officer, or employee of Arch or any Arch Subsidiary whether pertaining to any matter existing or occurring at or prior to the Effective Time and whether asserted or claimed prior to, or at or after, the Effective Time ("Indemnified Liabilities"), including all Indemnified Liabilities based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or the transactions contemplated hereby, in each case to the full extent permitted under applicable Delaware law (and Pogo and the Surviving Corporation, as the case may be, will pay expenses in advance of the final disposition of any such action or proceeding to each Indemnified Party to the full extent permitted by law). Without limiting the foregoing, in the event any such claim, action, suit, proceeding or investigation is brought against any Indemnified Parties (whether arising before or after the Effective
Time), (i) the Indemnified Parties may retain counsel reasonably satisfactory to Pogo and Arch (or them and Pogo and the Surviving Corporation after the Effective Time) and Arch (or after the Effective

Time, Pogo and the Surviving Corporation) shall pay all fees and expenses of such counsel for the Indemnified Parties promptly as statements therefor are received; and (ii) Arch (or after the Effective Time, Pogo and the Surviving Corporation) will use all reasonable efforts to assist in the vigorous defense of any such matter, provided that neither Arch, Pogo nor the Surviving Corporation shall be liable for any settlement effected without its written consent, which consent, however, shall not be unreasonably withheld. Any Indemnified Party wishing to claim indemnification under this Section 5.17, upon learning of any such claim, action, suit, proceeding or investigation, shall notify Arch (or after the Effective Time, Pogo and the Surviving Corporation), but the failure so to notify shall not relieve a party from any liability that it may have under this Section 5.17, except to the extent such failure materially prejudices such party. The Indemnified Parties as a group may retain only one law firm to represent them with respect to each such matter unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties. Arch, Pogo and Sub agree that all rights to indemnification, including provisions relating to advances of expenses incurred in defense of any action or suit, existing in favor of the Indemnified Parties (including in the Certificate of Incorporation or Bylaws of Arch or in the indemnification agreements previously provided to Pogo) with respect to matters occurring through the Effective Time, shall survive the Merger and shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Indemnified Liabilities asserted or made within such period shall continue until the disposition of such Indemnified Liabilities. In the event Pogo or the Surviving Corporation or any of their respective successors or assigns (x) consolidates with or merges with or into any other person and shall not be the surviving corporation in such consolidation or merger and (y) transfers all or substantially all of its assets and properties to any person, then, in each such case, proper provision shall be made so that the successors and assigns of Pogo or the Surviving Corporation, as the case may be, honor the indemnification obligations set forth in this Section 5.17.

     5.18 Announcement of Combined Operations. Pogo shall use all reasonable efforts to publish, by public filing or announcement, the results of the first full calendar month of combined operations of Pogo and Arch after the Effective Time as soon as is commercially practicable after the end of such calendar month, but in no event more than sixty (60) days after the end of such full calendar month.

                                  ARTICLE VI

                             CONDITIONS PRECEDENT

     6.1 Conditions to Each Party's Obligation to Effect the Merger. The respective obligation of each party to effect the Merger shall be subject to the satisfaction prior to the Closing Date of the following conditions:

          (a) Arch Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the affirmative vote of the holders of
     (i) a majority of the outstanding shares of Arch Common Stock entitled to vote thereon and (ii) two-thirds of the Convertible Preferred Stock outstanding.

          (b) NYSE Listing. The shares of Pogo Common Stock issuable to Arch stockholders pursuant to this Agreement and such other shares of Pogo Common Stock required to be reserved for issuance in connection with the Merger shall have been authorized for listing on the NYSE upon official notice of issuance.

          (c) Other Approvals. The waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated and all filings required to be made prior to the Effective Time with, and all consents, approvals, permits and authorizations required to be obtained prior to the Effective Time from any Governmental Entity in connection with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby by Arch, Pogo and Sub shall have been made or obtained (as the case may be), except where the failure to obtain such consents, approvals, permits, and authorizations would not be reasonably likely to result in a Material Adverse Effect on Pogo or Arch (assuming the Merger has taken place) or to materially adversely affect the consummation of the Merger, and no such consent, approval, permit or authorization shall impose terms or conditions that would have, or would be reasonably likely to have, a Material Adverse Effect on Pogo or Arch (assuming the Merger has taken place). Unless otherwise agreed to by Pogo, no such consent, approval, permit or authorization shall then be subject to appeal.

          (d) S-4. The S-4 shall have become effective under the Securities Act and shall not be the subject of any stop order or proceedings seeking a stop order.

          (e) No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal restraint or prohibition (an "Injunction") preventing the consummation of the Merger shall be in effect.

     6.2 Conditions of Obligations of Pogo and Sub. The obligations of Pogo and Sub to effect the Merger are subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Pogo and
Sub:

          (a) Representations and Warranties. Each of the representations and warranties of Arch set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be so true and correct would not have a Material Adverse Effect on Arch, except for general economic changes or changes that may affect the oil and gas industry generally.

          (b) Performance of Obligations of Arch. Arch shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date.

          (c) Letters from Arch Affiliates. Pogo shall have received from each Affiliate an executed copy of agreement or agreements contemplated by
     Section 5.5.

          (d) Absence of Certain Action. No Injunction shall be in effect as a result of or related to the Merger (i) imposing any limitation upon the ability of Pogo or any of its Subsidiaries effectively to control the business or operations of Pogo, Arch or any of their respective Subsidiaries or (ii) prohibiting or imposing any limitation upon Pogo's or Arch's or any of their Subsidiaries' ownership or operation of all or any portion of the business or assets or properties of Pogo or Arch or any of their respective Subsidiaries or compelling Pogo or Arch or any of their respective Subsidiaries to divest or hold separate all or any portion of the business or assets or properties of Pogo or Arch or any of their respective Subsidiaries, or imposing any other limitation upon any of them in the conduct of their businesses, and no suit or proceeding by a governmental authority seeking such an Injunction or an Injunction preventing or making illegal the consummation of any of the Mergers shall be pending.

          (e) Conversion of the Notes. At or prior to the Closing, holders of the Notes shall have converted the outstanding principal amount of, and accrued interest on, their Notes into Pogo Common Stock as contemplated in
     Section 2.3(a).

          (f) Affiliate Notes. All holders of the Affiliate Notes shall have made the election provided in Section 2.3(b) with respect to all of their Affiliate Notes. Notification of such election shall have been made, in writing, to Sub.

          (g) Pooling. Pogo shall either (i) have received written notification from the SEC that the Merger will qualify as a "pooling" for financial accounting purposes or (ii) the written opinion from Arthur Andersen LLP dated May 22, 1998, shall not have been modified or rescinded, nor shall there be any material changes in the facts or assumptions which are the basis thereof, which would cause the Merger to fail to qualify as a "pooling" for financial accounting purposes except to the extent that any such failure to so qualify is attributable to actions taken, or failed to be taken, by Pogo after the date hereof.

          (h) Resignation and Release. Pogo shall have received from each of the officers named on Schedule 5.7, a Resignation and Release in substantially the form attached hereto as Exhibit D.

     6.3 Conditions of Obligations of Arch. The obligation of Arch to effect the Merger is subject to the satisfaction of the following conditions, any or all of which may be waived in whole or in part by Arch:

          (a) Representations and Warranties. Each of the representations and warranties of Pogo and Sub set forth in this Agreement shall be true and correct in all material respects as of the date of this Agreement and (except to the extent such representations and warranties speak as of an earlier date) as of the Closing Date as though made on and as of the Closing Date, except where the failure to be so true and correct would not have a Material Adverse Effect on Pogo, except for general economic changes or changes that may affect the oil and gas industry generally.

          (b) Performance of Obligations of Pogo and Sub. Pogo and Sub shall have performed in all material respects all obligations required to be performed by them under this Agreement at or prior to the Closing Date.

          (c) Tax Opinion. Arch shall have received an opinion of Arthur Andersen LLP, reasonably satisfactory to Arch (a copy of which shall have been delivered to Pogo), dated on or about the date that is two days prior to the date the Proxy Statement is first mailed to stockholders of Arch (and which opinion shall not have been withdrawn or modified in any material respect on or before the Closing Date) to the effect that, if the Merger is consummated in accordance with the terms of this Agreement, for federal income tax purposes, (i) the Merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, (ii) Pogo, Sub and Arch will each be a party to the reorganization within the meaning of Section 368(b) of the Code, (iii) no gain or loss will be recoqnized by Arch, Pogo or Sub (other than possibly cancellation of indebtedness income to Arch upon the exchange of the Notes for Pogo Common Stock and (iv) no gain or loss will be recognized by the stockholders of Arch upon the exchange of their shares solely for shares of Pogo Common Stock pursuant to the Merger (except with respect to any cash received in lieu of fractional shares). The party rendering such opinion may receive and rely upon representations contained in certificates of Pogo, Sub and Arch, substantially in the form of Schedules 6.3(c)(i) and 6.3(c)(ii).

                                  ARTICLE VII

                           TERMINATION AND AMENDMENT

     7.1 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Arch:

          (a) by mutual written consent of Arch and Pogo, or by mutual action of their respective Boards of Directors;

          (b) by either Arch or Pogo if (i) the Merger shall not have been consummated by September 30, 1998 (provided that the right to terminate this Agreement under this clause (i) shall not be available to any party whose failure to fulfill any covenant or agreement under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); (ii) any court of competent jurisdiction, or some other governmental body or regulatory authority shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action shall have become final and non-appealable; or (iii) any required approval of the Arch stockholders shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

          (c) by Pogo if (i) for any reason Arch fails to call and hold a stockholders meeting for the purpose of voting upon this Agreement and the Merger by September 1, 1998 (provided that the right to terminate this Agreement under this Section 7.1(c) shall not be available to Pogo if Arch would be entitled to terminate this Agreement under Section 7.1(d) or if the S-4 did not become effective at least 30 days prior to such date); (ii) Arch shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by Arch at or prior to such date of termination (provided such breach has not been cured within 15 days following receipt by Arch of notice of such breach and is existing at the time of termination of this Agreement); (iii) any representation or warranty of Arch contained in this Agreement shall not be true in all material respects when made (provided such breach has not been cured within 15 days following receipt by Arch of notice of such breach and is existing at the time of termination of this Agreement) or on and as of the time of such termination as if made on and as of such time (except to the extent it relates to a particular date), except where the failure to be so true and correct would not have a Material Adverse Effect on Arch, except for general economic changes or changes that may affect the oil and gas industry generally; or (iv) after the date hereof there has been any Material Adverse Change with respect to Arch, except for general economic changes or changes that may affect the oil and gas industry generally or for changes in the business and operations of Arch proximately caused by its entering into this Agreement or performing its obligations hereunder;

          (d) by Arch if (i) Pogo or Sub shall have failed to comply in any material respect with any of the covenants or agreements contained in this Agreement to be complied with or performed by it at or prior to such date of termination (provided such breach has not been cured within 15 days following receipt by Pogo of notice of such breach and is existing at the time of termination of this Agreement); (ii) any representation or warranty of Pogo or Sub contained in this Agreement shall not be true in all material respects when made (provided such breach has not been cured within 15 days following receipt by Pogo of notice of such breach and is existing at the time of termination of this Agreement) or on and as of the time of such termination as if made on and as of such time (except to the extent it relates to a particular date), except where the failure to be so true and correct would not have a Material Adverse Effect on Pogo, except for general economic changes or changes that may affect the oil and gas industry generally; or (iii) after the date hereof there has been any Material Adverse Change with respect to Pogo, except for general economic changes or changes that may affect the oil and gas industry generally;

          (e) by Pogo if (i) the Board of Directors of Arch shall have withdrawn or modified, in any manner which is adverse to Pogo, its recommendation or approval of the Merger or this Agreement and the transactions contemplated hereby or shall have resolved to do so, or (ii) the Board of Directors of Arch shall have presented to or recommended to the stockholders of Arch any Acquisition Proposal or any transaction described in the definition of Acquisition Proposal, or shall have resolved to do so;

          (f) by Arch if Arch shall exercise the right specified in clause (ii) of Section 4.2(a); provided that Arch may not effect such termination pursuant to this Section 7.1(f) unless and until (i) Pogo receives at least three business days' prior written notice from Arch of its intention to effect such termination pursuant to this Section 7.1(f); (ii) during such period, Arch shall, and shall cause its respective financial and legal advisors to, consider any adjustment in the terms and conditions of this Agreement that Pogo may propose; and (iii) Arch pays the amounts required by Section 7.2 concurrently with such termination; or

          (g) by Pogo if any Governmental Entity shall have issued any Injunction or taken any other action permanently imposing, prohibiting or compelling any of the limitations, prohibitions or compulsions set forth in
     Section 6.2(d) and such Injunction or other action shall have become final and non-appealable.

     7.2  Effect of Termination.

     (a) In the event of termination of this Agreement by any party hereto as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of any party hereto except (i) with respect to this Section 7.2, the third and fourth sentences of Section 5.2,
Section 5.17, and Section 8.1 and (ii) to the extent that such termination results from the willful breach (except as provided in Section 8.8) by a party hereto of any of its representations or warranties or of any of its covenants or agreements contained in this Agreement.

     (b) If Pogo or Arch terminates this Agreement pursuant to Section 7.1(e) or 7.1(f), Arch shall, on the day of such termination, pay Pogo a fee of $3,000,000 in cash by wire transfer of immediately available funds to an account designated by Pogo.

     (c) In the event Pogo receives any fee pursuant to Section 7.2(b), Pogo shall not assert or pursue in any manner, directly or indirectly, any claim or cause of action against Arch or any of its affiliates, stockholders, officers or directors based in whole or in part upon a breach of this Agreement by them or their receipt, consideration, negotiation, recommendation, or approval of an Acquisition Proposal or the exercise by Arch of its right of termination under
Section 7.1(f).

     7.3 Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Arch, but, after any such approval, no amendment shall be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

     7.4 Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed: (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto;
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party.

                                 ARTICLE VIII

                              GENERAL PROVISIONS

     8.1 Payment of Expenses. Each party hereto shall pay its own expenses incident to preparing for entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby, whether or not the Merger shall be consummated, except that the filing fees with respect to the S-4 and the printing and mailing costs of the Proxy Statement shall be paid by Pogo.

     8.2 Survival of Certain Representations, Warranties and Agreements. None of the representations, warranties and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time and any liability for breach or violation thereof shall terminate absolutely and be of no further force and effect at and as of the Effective Time, except for the agreements contained in Sections 2.1, 2.2, 5.7 through 5.9 and Article VIII, the agreements delivered pursuant to Sections 5.5, 5.17 and 5.18 and the representations, covenants and agreements contained in Section 5.15 and referred to in Section 6.3(c). The Confidentiality Agreement shall survive the execution and delivery of this Agreement, and the provisions of the Confidentiality Agreement shall apply to all information and material delivered hereunder.

     8.3 Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, or the next business day if telecopied and a successful answerback message is received, or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder:

     (a)  if to Pogo or Sub, to:

          Pogo Producing Company
          5 Greenway Plaza, Suite 2700
          Houston, Texas 77046
          Attention: Gerald A. Morton
          Facsimile: 713-297-4999

     with a copy to:

          Robert Stillwell
          Baker & Botts, L.L.P.
          3000 One Shell Plaza
          Houston, Texas  77002
          Facsimile:  713-229-1522

     (b)  if to Arch, to:

          Arch Petroleum Inc.
          777 Taylor Street, Suite II
          Ft. Worth, Texas 76102
          Attention: Larry Kalas
          Facsimile: 817-332-9249

          with a copy to:

          Weil, Gotshal & Manges LLC
          100 Crescent Court, Suite 1300
          Dallas, Texas 75201
          Attention: R. Scott Cohen
                     Craig W. Adas
          Facsimile: 214-746-7777

     8.4 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The table of contents, glossary of defined terms and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the word "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The phrase "made available" in this Agreement shall mean that the information referred to has been made available if requested by the party to whom such information is to be made available. Unless the context otherwise requires, "or" is disjunctive but not necessarily exclusive, and words in the singular include the plural and in the plural include the singular. Any representations and warranties that are qualified by the phrase "to the knowledge" of a party or phrases with similar wording shall be interpreted to refer to the actual knowledge of the executive officers of such party or its Subsidiaries.

     8.5 Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

     8.6 Entire Agreement; No Third Party Beneficiaries. This Agreement (together with the Confidentiality Agreement and any other documents and instruments referred to herein) (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereto and (b) except as provided in Sections 5.5, 5.7, 5.15, 5.16, 5.17, 5.18 and 6.3(c) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     8.7 Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     8.8 No Remedy in Certain Circumstances. Each party agrees that, should any court or other competent authority hold any provision of this Agreement or part hereof to be null, void or unenforceable, or order any party to take any action inconsistent herewith or not to take an action consistent herewith or required hereby, the validity, legality and enforceability of the remaining provisions and obligations contained or set forth herein shall not in any way be affected or impaired thereby, unless the foregoing inconsistent action or the failure to take an action constitutes a material breach of this Agreement or makes the Agreement impossible to perform in which case this Agreement shall terminate pursuant to Article VII hereof. Except as otherwise contemplated by this Agreement, to the extent that a party hereto took an action inconsistent herewith or failed to take action consistent herewith or required hereby pursuant to an order or judgment of a court or other competent authority, such party shall not incur any liability or obligation unless such party breached its obligations under Section 5.2 hereof or did not in good faith seek to resist or object to the imposition or entering of such order or judgment.

     8.9 Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties, except that Sub may assign, in its sole discretion, any or all of its rights, interests and obligations hereunder to any newly formed direct wholly owned Subsidiary of Pogo. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.



         [The Remainder of This Page Has Been Intentionally Left Blank]

     IN WITNESS WHEREOF, each party has caused this Agreement to be signed by its respective officers thereunto duly authorized, all as of the date first written above.


                              POGO PRODUCING COMPANY



                              By: /s/  K. R. Good
                                  -------------------------------------
                                       K. R. Good,
                                       Executive Vice President


                              ALPHAC, INC.


                              By: /s/  K. R. Good
                                  -------------------------------------
                                       K. R. Good,
                                       Executive Vice President


                              ARCH PETROLEUM INC.


                              By  /s/  Larry Kalas
                                  -------------------------------------
                                       Larry Kalas
                                       President

                                                                      APPENDIX B

                         [DONALDSON, LUFKIN & JENRETTE
                SECURITIES CORPORATION LETTERHEAD APPEARS HERE]



                                 May 28, 1998



Board of Directors
Arch Petroleum Inc.
777 Taylor Street
Penthouse IIA
Fort Worth, TX 76102

Dear Sirs:

     You have requested our opinion as to the fairness from a financial point of view to the holders of common stock, par value $0.01 per share, ("Company Common Stock") of Arch Petroleum, Inc. (the "Company") other than holders who are affiliates of the Company ("Non-affiliate Stockholders") of the Exchange Ratio (as defined below) pursuant to the terms of the Agreement and Plan of Merger (the "Agreement"), dated as of May 28, 1998, among Pogo Producing Company ("Pogo"), Alphac, Inc., a wholly owned subsidiary of Pogo, and the Company, pursuant to which Alphac, Inc. will be merged (the "Merger") with and into the Company.

     Pursuant to the Agreement, each share of Company Common Stock will be converted, subject to certain exceptions, into the right to receive 0.09615 shares (the "Exchange Ratio") of common stock, $1.00 par value per share, ("Pogo Common Stock") of Pogo.

     In arriving at our opinion, we have reviewed the draft dated May 16, 1998 of the Agreement and the draft dated May 15, 1998, of the stockholder agreement between Pogo and Threshold Development Company, and the drafts dated May 18, 1998 of the stockholder agreements between Pogo and The Travelers Life and Annuity Company, The Travelers Indemnity Company, Connecticut General Life Insurance Company, Cigna Mezzanine Partners III, L.P., and The Lincoln National Life Insurance Company. We also have reviewed financial and other information that was publicly available or furnished to us by the Company and Pogo, including information provided during discussions with their respective managements. Included in the information provided during discussions with the respective managements were certain financial projections of the Company for the period beginning January 1, 1998 and ending December 31, 2007 prepared by the management of the Company. Also included were Ryder Scott reserve reports for both the Company and Pogo as of December 31, 1997 and the Company's and Pogo's 1998 capital expenditure budgets. In addition, we have compared certain financial and securities data of the Company and Pogo with various other companies whose securities are traded in public markets, reviewed the historical stock prices and trading volumes of Company Common Stock and Pogo Common Stock, reviewed prices and premiums paid in certain other business combinations and conducted such other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion. We were not requested to, nor did we, solicit the interest of any other party in acquiring the Company.

     In rendering our opinion, we have relied upon and assumed the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by the Company and Pogo or their respective representatives, or that was otherwise reviewed by us. In particular, we have relied upon the estimates of (i) management of the Company of the operating synergies achievable as a result of the Merger and upon our discussion of such synergies with the management of Pogo and (ii) Ryder Scott as to the oil and gas reserves of each of the Company and Pogo. With respect to the financial projections supplied to us, we have assumed that they have been reasonably prepared on the basis reflecting the best currently available estimates and judgments of the management of the Company as to the future operating and financial performance of the Company. We have not assumed any responsibility for making an independent evaluation of any assets or liabilities or for making any independent verification of any of the information reviewed by us. We have relied as to certain legal matters on advice of tax counsel of the Company.

     Our opinion is necessarily based on economic, market, financial and other conditions as they exist on, and on the information made available to us as of, the date of this letter. It should be understood that, although subsequent developments may affect this opinion, we do not have any obligation to update, revise or reaffirm this opinion. We are expressing no opinion as to the prices at which Pogo Common Stock will actually trade at any time. Our opinion does not address the relative merits of the Merger and the other business strategies being considered by the Company's Board of Directors, nor does it address the Board decision to proceed with the Merger. Our opinion does not constitute a recommendation to any stockholder as to how such stockholder should vote on the proposed transaction.

     Donaldson, Lufkin & Jenrette Securities Corporation ("DLJ"), as part of its investment banking services, is regularly engaged in the valuation of businesses and securities in connection with mergers, acquisitions, underwritings, sales and distributions of listed and unlisted securities, private placements and valuations for corporate or other purposes.

     Based upon the foregoing and such other factors as we deem relevant, we are of the opinion that the Exchange Ratio is fair to the non-affiliate Stockholders from a financial point of view.

                              Very truly yours,

                              DONALDSON, LUFKIN & JENRETTE
                              SECURITIES CORPORATION



                              By:   /s/  William G. Payne
                                 -------------------------------------
                                    William G. Payne
                                    Vice President

                                                                      APPENDIX C


                             STOCKHOLDER AGREEMENT
                        (DIRECTORS/EXECUTIVE OFFICERS)

     This Stockholder Agreement dated as of May __, 1998 is between Pogo Producing Company, a Delaware corporation ("POGO") and [Insert Name of Director/Officer] (the "STOCKHOLDER"), an individual and [title] of Arch Petroleum Inc., a Delaware corporation ("ARCH").

     WHEREAS, Pogo, Alphac, Inc., a Delaware corporation and a wholly owned subsidiary of Pogo ("SUB"), and Arch are entering into an Agreement and Plan of Merger dated as of the date hereof (as amended from time to time pursuant thereto, the "MERGER AGREEMENT");

     WHEREAS, the Stockholder is the record and beneficial owner of [insert number] shares of Common Stock, par value $0.01 per share, of Arch (the "ARCH COMMON STOCK") (such shares of Arch Common Stock, together with any shares of capital stock of Arch acquired by the Stockholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "STOCKHOLDER SHARES"); and

     WHEREAS, as a condition to the willingness of Pogo to enter into the Merger Agreement, and as an inducement to it to do so, the Stockholder has agreed for the benefit of Pogo as set forth in this Agreement;

     NOW, THEREFORE, in consideration of the premises and the representations, warranties, covenants and agreements contained in this Agreement, the parties hereby agree as follows (terms defined in the Merger Agreement and used but not defined herein having the meanings assigned to such terms in the Merger Agreement):

                                   ARTICLE I

                          COVENANTS OF THE STOCKHOLDER

     Section 1.01. Agreement to Vote. At any meeting of the stockholders of Arch held prior to the earlier of (i) the Effective Time of the Merger and (ii) the termination of the Merger Agreement (such earlier time being herein referred to as the "VOTING TERMINATION DATE"), however called, and at every adjournment or postponement thereof prior to the Voting Termination Date, or in connection with any written consent of the stockholders of Arch given prior to the Voting Termination Date, the Stockholder shall vote or cause to be voted the Stockholder Shares in favor of the approval of the Merger and each of the other transactions contemplated by the Merger Agreement and in favor of the approval and adoption of the Merger

Agreement, and any actions required in furtherance hereof and thereof. The Stockholder shall not enter into any agreement or understanding with any person prior to the Voting Termination Date, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of the Stockholder Shares in any manner inconsistent with the preceding sentence.

     Section 1.02. Proxies and Voting Agreements. The Stockholder hereby revokes any and all previous proxies granted with respect to matters set forth in Section 1.01. Prior to the Voting Termination Date, the Stockholder shall not, directly or indirectly, except as contemplated hereby, grant any proxies or powers of attorney with respect to matters set forth in Section 1.01, deposit any of the Stockholder Shares or enter into a voting agreement with respect to any of the Stockholder Shares.

     Section 1.03.  No Solicitation.

     (a) From and after the date hereof until the termination of the Merger Agreement, the Stockholder will not, and will not authorize or permit any of his agents, affiliates or other representatives (collectively, "STOCKHOLDER REPRESENTATIVES") to, directly or indirectly, solicit or encourage (including by way of providing information) any prospective acquiror or the invitation or submission of any inquiries, proposals or offers or any other efforts or attempts that constitute, or may reasonably be expected to lead to, an Acquisition Proposal.

     (b) The Stockholder shall immediately cease and cause to be terminated any existing solicitation, initiation, encouragement, activity, discussion or negotiation with any parties conducted heretofore by the Stockholder or any Stockholder Representatives with respect to any Acquisition Proposal existing on the date hereof.

     (c) Prior to the termination of the Merger Agreement, the Stockholder will promptly notify Pogo of any requests for information made to the Stockholder or any Stockholder Representative or the receipt of any Acquisition Proposal made to the Stockholder or any Stockholder Representative, including the identity of the person or group engaging in such discussions or negotiations, requesting such information or making such Acquisition Proposal, and the material terms and conditions of any Acquisition Proposal.

     (d) Prior to the termination of the Merger Agreement, the Stockholder shall not enter into any agreement with any person that provides for, or in any way facilitates, an Acquisition Proposal.

     (e) The provisions of this Section 1.03 do not prohibit any Stockholder Representative who is also an Arch Representative from taking actions permitted by Section 4.2 of the Merger Agreement.

     Section 1.04. Transfer of Stockholder Shares by the Stockholder. Prior to the record date for the Arch stockholder meeting to vote on the Merger Agreement, the Stockholder will not sell, transfer, assign, convey or otherwise dispose of any of the Stockholder Shares.

     Section 1.05. Other Actions.

     (a) Prior to the termination of the Merger Agreement, the Stockholder shall not take any action that would in any way restrict, limit, impede or interfere with the performance of its obligations hereunder or the transactions contemplated hereby or by the Merger Agreement.

     (b) The Stockholder agrees that from and after the date of this Stockholder Agreement, the Stockholder will not sell or in any other way reduce such party's risk relative to any Stockholder Shares, shares of Pogo Common Stock, or securities convertible into Pogo Common Stock controlled, owned or held by such Stockholder prior to the Merger, nor will it sell, or in any other way reduce its risk relative to any shares of Pogo Common Stock received in exchange for the Stockholder Shares in the Merger (within the meaning of Section 201.01 of the SEC's Financial Reporting Release No. 1) or any securities convertible into Pogo Common Stock, until the earlier of (i) such time as financial results (including combined sales and net income) covering at least 30 days of Pogo's post-merger operations have been published, except as permitted by Staff Accounting Bulletin No. 76 (or any successor thereto) issued by the SEC and (ii) 60 days after the first full calendar month of Pogo's post-merger operations (the "RESTRICTED PERIOD").

     (c) The Stockholder agrees that, at the Effective Time, he shall convert all of the Stockholder Shares controlled, owned or held by him in accordance with, and for the consideration described in, the Merger Agreement.

                                   ARTICLE II

              REPRESENTATIONS, WARRANTIES AND ADDITIONAL COVENANTS
                               OF THE STOCKHOLDER

     The Stockholder represents, warrants and covenants to Pogo that:

     Section 2.01. Ownership. Except as set forth on Schedule 2.01, the Stockholder is, as of the date hereof, the beneficial and record owner of the Stockholder Shares, the Stockholder has the sole right to vote the Stockholder Shares and there are no restrictions on rights of disposition or other lien, pledge, security interest, charge or other encumbrance or restriction pertaining to the Stockholder Shares. None of the Stockholder Shares is subject to any voting trust or other agreement, arrangement or restriction with respect to the voting of the Stockholder Shares, and no proxy, power of attorney or other authorization has been granted with respect to any of the Stockholder Shares.

     Section 2.03. Binding Effect. This Agreement has been duly executed and delivered by the Stockholder and is the valid and binding agreement of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and by equitable principles to which the remedies of specific performance and injunctive and similar forms of relief are subject.

     Section 2.04. Total Shares. The Stockholder Shares are the only shares of capital stock of Arch owned beneficially or of record as of the date hereof by the Stockholder, and the Stockholder does not have any option to purchase or right to subscribe for or otherwise acquire any securities of Arch and has no other interest in or voting rights with respect to any other securities of Arch.

     Section 2.05. Finder's Fees. No investment banker, broker or finder is entitled to a commission or fee from Arch, Pogo or Sub in respect of this Agreement based upon any arrangement or agreement made by or on behalf of the Stockholder.

     Section 2.06. Reasonable Efforts. Prior to the Termination Date, the Stockholder shall, solely in his capacity as a stockholder of Arch, use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with Pogo in doing, all things necessary, proper or advisable to consummate and make effective the Merger and the other transactions contemplated by the Merger Agreement and this Agreement.


                                  ARTICLE III

               REPRESENTATIONS, WARRANTIES AND COVENANTS OF POGO

     Pogo represents, warrants and covenants to the Stockholder that:

     Section 3.01. Corporate Power and Authority. Pogo has all requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The execution, delivery and performance by Pogo of this Agreement and the consummation by Pogo of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Pogo.

     Section 3.02. Binding Effect. This Agreement has been duly executed and delivered by Pogo and is a valid and binding agreement of Pogo, enforceable against Pogo in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other similar laws relating to creditors' rights generally and by equitable principles to which the remedies of specific performance and injunctive and similar forms of relief are subject.

     Section 3.03. Cooperation. Subject to Section 5.16 of the Merger Agreement and the rules and requirements of applicable securities laws, Pogo shall use reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the Stockholder in doing, all things necessary, proper or advisable to allow the Stockholder to publicly sell shares of Pogo Common Stock received in the Merger after the Restricted Period without any unreasonable delay or restrictions.

                                   ARTICLE IV

                                 MISCELLANEOUS

     Section 4.01. Expenses. Each party hereto shall pay its own expenses incident to preparing for entering into and carrying out this Agreement and the consummation of the transactions contemplated hereby; provided, however, that Arch may pay such expenses of the Stockholder.

     Section 4.02. Further Assurances. From time to time, at the request of the other party, each party shall execute and deliver or cause to be executed and delivered such additional documents and instruments and take all such further action as may be necessary or desirable to consummate the transactions contemplated by this Agreement.

     Section 4.03. Specific Performance. (a) The Stockholder agrees that Pogo would be irreparably damaged if for any reason the Stockholder fails to perform any of the Stockholder's obligations under this Agreement, and that Pogo would not have an adequate remedy at law for money damages in such event. Accordingly, Pogo shall be entitled to seek specific performance and injunctive and other equitable relief to enforce the performance of this agreement by the Stockholder. This provision is without prejudice to any other rights that Pogo may have against the Stockholder for any failure to perform his obligations under this Agreement; (b) Pogo agrees that the Stockholder would be irreparably damaged if for any reason Pogo fails to perform any of Pogo's obligations under this Agreement, and that the Stockholder would not have an adequate remedy at law for money damages in such event. Accordingly, the Stockholder shall be entitled to seek specific performance and injunctive and other equitable relief to enforce the performance of this agreement by Pogo. This provision is without prejudice to any other rights that the Stockholder may have against Pogo for any failure to perform its obligations under this Agreement.

     Section 4.04. Notices. Any notice or communication required or permitted hereunder shall be in writing and either delivered personally, telegraphed or telecopied or sent by certified or registered mail, postage prepaid, and shall be deemed to be given, dated and received when so delivered personally, telegraphed or telecopied or, if mailed, five business days after the date of mailing to the following address or telecopy number, or to such other address or addresses as such person may subsequently designate by notice given hereunder:

     (a)  if to Pogo or Sub, to:

          Pogo Producing Company
          5 Greenway Plaza, Suite 2700
          Houston, Texas 77046
          Attention: Gerald A. Morton
          Facsimile: 713-297-4970

     with a copy to:

          Robert Stillwell
          Baker & Botts, L.L.P.
          3000 One Shell Plaza
          Houston, Texas  77002
          Facsimile:  713-229-1522

     (b)  if to Stockholder, to:

          [Insert name]
          [Insert address]

          Facsimile: [Insert fax no.]

     with a copy to:

          ________________________
          ________________________
          ________________________
          Attention: _______________
          Facsimile: _______________

     Section 4.05. Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." Unless the context otherwise requires, "or" is disjunctive but not necessarily exclusive, and words in the singular include the plural and in the plural include the singular. The term "person" is to be interpreted broadly to include any individual, corporation, partnership, trust, limited liability company, government or other entity and any group (as used with respect to Section 13(d) of the Securities Exchange Act of 1934, as amended).

     Section 4.06. Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when a counterpart has been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.

     Section 4.07. Entire Agreement; No Third Party Beneficiaries. This Agreement (a) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (b) is not intended to confer upon any person other than the parties hereto any rights or remedies hereunder.

     Section 4.08. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

     Section 4.09. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     Section 4.10. Amendments; Termination. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by the parties hereto. This Agreement shall terminate upon the termination of the Merger Agreement in accordance with the terms thereof.

     Section 4.11. Certain Events. The Stockholder agrees that this Agreement and the obligations hereunder shall attach to the Stockholder Shares beneficially owned by such Stockholder and shall be binding upon any person to which legal or beneficial ownership of such shares shall pass, whether by operation of law or otherwise.

     Section 4.12. Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid but if any provision or portion of any provision of this agreement is held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision, and this Agreement will be reformed, construed and enforced as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein. The parties shall endeavor in good faith negotiations to replace any invalid, illegal or unenforceable provision with a valid provision the effects of which come as close as possible to those of such invalid, illegal or unenforceable provision.

     Section 4.13. Attorneys' Fees. If any action at law or in equity is necessary to enforce or interpret the terms of this Agreement, the prevailing party shall be entitled to reasonable attorneys' fees, costs and necessary disbursements, in addition to any other relief to which such party may be entitled.

     IN WITNESS WHEREOF, Pogo and the Stockholder have caused this Agreement to be duly executed as of the day and year first above written.



                                 -----------------------------------------------
                                 [Stockholder]


                                 POGO PRODUCING COMPANY



                                 By_____________________________________________
                                 Gerald A. Morton
                                 Vice President-Law
                                 and Corporate Secretary

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

  Section 145 of the DGCL, inter alia, empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of any such threatened, pending or completed action or suit if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the stockholders or disinterested directors or by independent legal counsel in a written opinion that indemnification is proper because the indemnitee has met the applicable standard of conduct.

  Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145. Pogo maintains policies insuring its and its subsidiaries' officers and directors against certain liabilities for actions taken in such capacities, including liabilities under the Securities Act.

  Article XI of the Restated Certificate of Incorporation of Pogo eliminates the personal liability of each director of Pogo to Pogo and its stockholders for monetary damages for breach of fiduciary duty as a director involving any act or omission of any such director occurring on or after September 30, 1986; provided, however, that such provision does not eliminate or limit the liability of a director (i) for any breach of such director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) under Title 8, Section 174 of the General Corporation Law of the State of Delaware or (iv) for any transaction from which such director derived an improper personal benefit.

  The Bylaws of Pogo provide that Pogo will indemnify and hold harmless, to the fullest extent permitted by applicable law as in effect as of the date of the adoption of the Bylaws or as it may thereafter be amended, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding") by reason of the fact that he, or a person for whom he is the legal representative, is or was a director, officer, employee or agent of Pogo or is or was serving at the request of Pogo as a director, officer, employee, fiduciary or agent of another corporation or of a partnership, joint venture, trust, enterprise or non-profit entity including service with respect to employee benefit plans, against all liability and loss suffered and expenses reasonably incurred by such person. The Bylaws further provide that Pogo will indemnify a person in connection with a proceeding initiated by such person only if the proceeding was authorized by the Board of Directors of Pogo.

  The Bylaws further provide that Pogo will pay the expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that the payment of expenses incurred by a director or officer in his capacity as a director or officer (except with regard to service to an employee benefit plan or non-profit organizations in advance of the final disposition of the proceeding) will be made only upon receipt of an undertaking by the director or officer to repay all amounts advanced if it should be ultimately determined that the director or officer is not entitled to be indemnified.

  Pogo has placed in effect insurance which purports (a) to insure it against certain costs of indemnification which may be incurred by it pursuant to the aforementioned Bylaw provision or otherwise and (b) to insure the officers and directors of Pogo and of specified subsidiaries against certain liabilities incurred by them in the discharge of their functions as officers and directors except for liabilities arising from their own malfeasance.

ITEM 21. EXHIBITS AND FINANCIAL SCHEDULES

  The following instruments and documents are included as Exhibits to this Registration Statement. Exhibits incorporated by reference are so indicated by parenthetical information.

  (a) Exhibits:

      2.1 --Agreement and Plan of Merger, dated as of May 28, 1998, among Pogo
           Producing Company, Alphac, Inc. and Arch Petroleum Inc. (included as
           Appendix A to the Proxy Statement/Prospectus which forms a part of this Registration Statement).*
      2.2 --Stockholder Agreement, dated as of May 28, 1998, between Pogo
           Producing Company and Connecticut General Life Insurance Company.*
      2.3 --Stockholder Agreement, dated as of May 28, 1998, between Pogo
           Producing Company and CIGNA Mezzanine Partners III, L.P.*
      2.4 --Stockholder Agreement, dated as of May 28, 1998, between Pogo
           Producing Company and The Lincoln National Life Insurance Company.*
      2.5 --Stockholder Agreement, dated as of May 28, 1998, between Pogo
           Producing Company and The Threshold Development Company.*
      2.6 --Stockholder Agreement, dated as of May 28, 1998, between Pogo
           Producing Company and The Travelers Life and Annuity Company.*
      2.7 --Stockholder Agreement, dated as of May 28, 1998, between Pogo
           Producing Company and The Travelers Indemnity Company.*
      2.8 --Form of Stockholder Agreement, between Pogo Producing Company and the directors and executive officers of Arch Petroleum Inc.
           (included as Appendix C to the Proxy Statement/Prospectus which forms a part of this Registration Statement).*
      5   --Opinion of Gerald A. Morton, Esq.*
      8   --Opinion of Arthur Andersen LLP, tax advisor.*
     23.1 --Consent of Arthur Andersen LLP (Houston, Texas).
     23.2 --Consent of Arthur Andersen LLP (Fort Worth, Texas).
     23.3 --Consent of PricewaterhouseCoopers LLP, independent accountants.
     23.4 --Consent of Ryder Scott Company Petroleum Engineers.
     23.5 --Consent of Gerald A. Morton, Esq. (contained in his opinion filed as Exhibit 5).*
     23.6 --Consent of Arthur Andersen LLP, tax advisor (contained in its opinion filed as Exhibit 8).*

     23.7 --Consent of Donaldson, Lufkin & Jenrette Securities Corporation.
     24   --Powers of Attorney from each Director of Pogo Producing Company whose signature is affixed to this Registration Statement.*
     99.1 --Proxy Card of Arch Petroleum Inc.
     99.2 --Letter of Chairman of Arch Petroleum Inc. to Stockholders regarding
           Special Meeting.
     99.3 --Notice of Special Meeting of Stockholders of Arch.
     99.4 --Fairness Opinion of Donaldson, Lufkin & Jenrette Securities
           Corporation (included as Appendix B to the Proxy
           Statement/Prospectus which forms a part of this Registration
           Statement).*

  (b) Financial Statement Schedules:

    All Financial Statement Schedules have been omitted because they are not required, are not applicable or the information required has been included elsewhere herein.
--------

* Previously filed.

ITEM 22. UNDERTAKINGS

  (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (b) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Exchange Act; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  (c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described under Item 20 above, or otherwise, the registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless, in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  (e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

  (f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                  SIGNATURES

  Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Amendment to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on July 9, 1998.

                                          Pogo Producing Company

                                          By:     /s/ Paul G. Van Wagenen
                                             ----------------------------------

                                                    PAUL G. VAN WAGENEN
                                                  CHAIRMAN OF THE BOARD,
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT TO REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED.

              SIGNATURE                      TITLE                   DATE

      /s/ Paul G. Van Wagenen        Chairman of the         July 9, 1998
-----------------------------------   Board, President
        PAUL G. VAN WAGENEN           and Chief Executive
                                      Officer (Principal
                                      Executive Officer
                                      and Director)

       /s/ John W. Elsenhans         Vice President and      July 9, 1998
-----------------------------------   Chief Financial
         JOHN W. ELSENHANS            Officer (Principal
                                      Financial Officer)

        /s/ Thomas E. Hart           Vice President and      July 9, 1998
-----------------------------------   Controller (Principal
          THOMAS E. HART              Accounting Officer)

                 *                   Director                July 9, 1998
-----------------------------------
          TOBIN ARMSTRONG

                 *                   Director                July 9, 1998
-----------------------------------
          JACK S. BLANTON

                 *                   Director                July 9, 1998
-----------------------------------
        W. M. BRUMLEY, JR.

                 *                   Director                July 9, 1998
-----------------------------------
        JOHN B. CARTER, JR.

                 *                   Director                July 9, 1998
-----------------------------------
         WILLIAM L. FISHER

                 *                   Director                July 9, 1998
-----------------------------------
          GERRIT W. GONG

                 *                   Director                July 9, 1998
-----------------------------------
          J. STUART HUNT

                 *                   Director                July 9, 1998
-----------------------------------
     FREDERICK A. KLINGENSTEIN

                 *                   Director                July 9, 1998
-----------------------------------
          JACK A. VICKERS


          /s/ Thomas E. Hart
*By: ______________________________

   THOMAS E. HART, ATTORNEY-IN-FACT)

 EXHIBIT
   NO.                              INDEX TO EXHIBITS
 -------                            -----------------
  2.1    --Agreement and Plan of Merger, dated as of May 28, 1998, among Pogo
          Producing Company, Alphac, Inc. and Arch Petroleum Inc. (included as
          Appendix A to the Proxy Statement/Prospectus which forms a part of this Registration Statement).*
  2.2    --Stockholder Agreement, dated as of May 28, 1998, between Pogo
          Producing Company and Connecticut General Life Insurance Company.*
  2.3    --Stockholder Agreement, dated as of May 28, 1998, between Pogo
          Producing Company and CIGNA Mezzanine Partners III, L.P.*
  2.4    --Stockholder Agreement, dated as of May 28, 1998, between Pogo
          Producing Company and The Lincoln National Life Insurance Company.*
  2.5    --Stockholder Agreement, dated as of May 28, 1998, between Pogo
          Producing Company and The Threshold Development Company.*
  2.6    --Stockholder Agreement, dated as of May 28, 1998, between Pogo
          Producing Company and The Travelers Life and Annuity Company.*
  2.7    --Stockholder Agreement, dated as of May 28, 1998, between Pogo
          Producing Company and The Travelers Indemnity Company.*
  2.8    --Form of Stockholder Agreement, between Pogo Producing Company and the directors and executive officers of Arch Petroleum Inc. (included as Appendix C to the Proxy Statement/Prospectus which forms a part of this Registration Statement).*
  5      --Opinion of Gerald A. Morton, Esq.*
  8      --Opinion of Arthur Andersen LLP, tax advisor.*
 23.1    --Consent of Arthur Andersen LLP (Houston, Texas).
 23.2    --Consent of Arthur Andersen LLP (Fort Worth, Texas).
 23.3    --Consent of PricewaterhouseCoopers LLP, independent accountants.
 23.4    --Consent of Ryder Scott Company Petroleum Engineers.
 23.5    --Consent of Gerald A. Morton, Esq. (contained in his opinion filed as
          Exhibit 5).*
 23.6    --Consent of Arthur Andersen LLP, tax advisor (contained in its opinion filed as Exhibit 8).*
 23.7    --Consent of Donaldson, Lufkin & Jenrette Securities Corporation.
 24      --Powers of Attorney from each Director of Pogo Producing Company whose signature is affixed to this Registration Statement.*
 99.1    --Proxy Card of Arch Petroleum Inc.
 99.2    --Letter of Chairman of Arch Petroleum Inc. to Stockholders regarding
          Special Meeting.
 99.3    --Notice of Special Meeting of Stockholders of Arch.
 99.4    --Fairness Opinion of Donaldson, Lufkin & Jenrette Securities
          Corporation (included as Appendix B to the Proxy Statement/Prospectus which forms a part of this Registration Statement).*
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* Previously filed.